2025
ANNUAL REPORT



materialise.com



Published: April 23, 2026

Contents

Introduction

Introduction

This document (the **Annual Report**) of Materialise NV, a public limited liability company ("naamloze vennootschap") under Belgian law, registered with the register of legal entities ("rechtspersonenregister") (Leuven) under number 0441.131.254, and with its registered seat at Technologielaan 15, 3001 Leuven, Belgium (**Materialise** or the **Company**, and together with its subsidiaries, the **Group**) contains information required under Belgian law, including as per the Belgian Code of Companies and Associations (the **BCCA**).

According to the European Single Electronic Format, issuers on EU regulated markets are required to prepare their annual financial reports in an electronic reporting format with the intention to make reporting easier for issuers and to facilitate accessibility, analysis, and comparability of annual financial reports. This Annual Report was prepared both in XHTML format (using the Inline XBRL technology, which allows XBRL tagged data) as well as an easily downloadable or printable PDF format. In case of difference in interpretation, the formal XBRL version shall prevail.

The Annual Report has been prepared in Dutch and a translation in English is also available. Only the Dutch version is binding, in case of a conflict between the Dutch and English version, the Dutch version will prevail. An electronic version of the Annual Report is available at **investors.materialise.com**.

The following main items included in our annual report on Form 20-F for the year ended December 31, 2025 (the **2025 20-F**) filed with the United States Securities and Exchange Commission (the **SEC**) on or about the date of this Annual Report have not been included in this Annual Report:

- Form 20-F cover page;
- Item 9 – The Offer And Listing;
- Item 10B – Memorandum and Articles of Association;
- Item 10C – Material Contracts;
- Item 10D – Exchange Controls;
- Item 10E – Taxation;
- Item 10H – Documents on Display;
- Item 12D – American Depositary Shares;
- Item 15 – Controls and Procedures;
- Item 16G – Corporate Governance;
- Item 16J – Insider Trading Policies;
- Item 16K – Cybersecurity;
- Report of Independent Registered Public Accounting Firm in respect of Internal Control over Financial Reporting for the SEC filing;
- Report of Independent Registered Public Accounting Firm in respect of the PCAOB audits of the 2025 financial statements for the SEC filing;
- Exhibits; and
- Signatures.



The following main sections of our Annual Report have not been included in our 2025 20-F:

- Letter to Shareholders;
- 2025 Highlights;
- 2026 Financial Outlook;
- Investor and shareholder information;
- Corporate Governance;
- Non-Financial Information (including Sustainability Statement);
- The Company Financial Statements under Section Financial Statements (prepared pursuant to Belgian law);
- Independent auditor's report - Report on the audit of the financial statements 2025 included in the Annual Report with respect to the FSMA Filing; and
- Limited Assurance Report of the Independent Auditor on the Sustainability Statement.

BASIS OF PREPARATION

The consolidated financial statements of the Group for the three years ended December 31, 2025, 2024 and 2023 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU (collectively "IFRS").

The financial statements are prepared on a going concern basis. The consolidated financial statements are presented in thousands of euros (K€ or thousands of €) and all "currency" values are rounded to the nearest thousand (€000), except when otherwise indicated.

FORWARD-LOOKING STATEMENTS

The Annual Report contains "forward-looking statements" within the meaning of the securities laws of certain jurisdictions, In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "believes," "estimates," "anticipates," "expects," "intends," "may," "will," "plans," "continue," "ongoing," "potential," "predict," "project," "target," "seek" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. These forward-looking statements appear in a number of places throughout the Annual Report. Forward-looking statements include statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, its results of operations, regulatory approval processes, prospects, growth, strategies and dividend policy and the industry in which it operates.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Investors should not place undue reliance on these forward-looking statements. Any forward-looking statements are made only as of the day of the Annual Report and the Company does not intend, and does not assume any obligation, to update forward-looking statements set forth in the Annual Report, unless required by law. Many factors may cause the results of operations, financial condition, liquidity and the development of the industries in which the Company competes to differ materially from those expressed or implied by the forward-looking statements contained in the Annual Report. These risks described under Part 4.1 "Risk Factors" are not exhaustive. New risks can emerge from time to time, and it is not possible for the Company to predict all such risks, nor can it assess the impact of all such risks on the business or the extent to which any risks, or combination of risks and other factors, may cause actual results, facts, regulatory outcomes or circumstances to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not rely on forward-looking statements as a prediction of actual results, facts, regulatory outcomes or circumstances.



At a Glance

Key facts



€ 268m

annual revenue



2,500+

employees



3

business units



529

patents



21

countries we're active in



1.9m+

parts printed in 2025



70k+

patients helped in 2025



6,000+

active users of our Materialise software

All data as of December 31, 2025





Dear shareholders,

2025 was a year of meaningful progress for Materialise. While global macroeconomic headwinds continued to test the resilience of industrial markets, we demonstrated that our strategy – built on three decades of 3D printing leadership, deep domain expertise, and a relentless focus on creating real-world value – is delivering results. Our total consolidated revenue reached € 267.6 million, in line with the prior year, even as we navigated significant currency effects and a prolonged softness in prototyping demand.

Underneath that stable topline, however, was a story of transformation: our medical business achieved record growth, our software platform took shape as the backbone of industrial additive manufacturing, and we took bold steps to strengthen our capital markets presence. In Medical, we surpassed 700,000 patients treated with personalized Materialise solutions since inception, with more than 70,000 patients treated in 2025 alone. Our software platform continued its deliberate transition to a cloud-based subscription model, positioning CO-AM as the open ecosystem for industrial additive manufacturing. And in Manufacturing, we made focused progress in certified, high-value verticals, securing key wins in aerospace and defense. These achievements reflect the disciplined execution of our teams and the trust our customers and partners continue to place in us.

A landmark moment in 2025 was our successful additional listing on Euronext Brussels in November, complementing our longstanding Nasdaq presence. This dual listing broadens our investor base and makes our shares more accessible to European investors who know our story and our region. Alongside this, our Board approved a € 30 million ADS buyback program, underscoring our confidence in the intrinsic value of our company. We ended the year with € 134 million in cash and cash equivalents, an improved net cash position, and consistently positive operating cash flow—giving us the financial strength to invest in our future while returning value to shareholders.



Letter to the shareholders

None of this would be possible without the dedication, creativity, and resilience of our ca. 2,500 colleagues around the world. Throughout 2025, we executed focused cost control measures without compromising our investments in research and development – because we know that innovation is the lifeblood of our company. From our headquarters in Leuven to our teams across Europe, the Americas, and Asia-Pacific, our people continue to push the boundaries of what 3D printing technology can achieve.

Looking ahead to 2026, we project consolidated revenues between € 273 million and € 283 million and adjusted EBIT between € 10 million and € 12 million. We expect continued strong growth from Materialise Medical, further momentum as our Software segment completes its cloud transition, and a gradual improvement in Manufacturing as our strategic repositioning gains traction—though we remain prudent about macroeconomic headwinds in industrial markets.

After more than three decades, we remain deeply excited about the future of Materialise. Additive manufacturing is no longer a promise – it is a proven, growing industrial reality. And Materialise is at the heart of it, enabling meaningful applications in healthcare, aerospace, and beyond.

Thank you for your continued trust and support.

Sincerely,

Wilfried Vancraen
Chairman of the Board of Directors

Brigitte de Vet
Chief Executive Officer



2025 Business Highlights

In 2025, Materialise delivered progress across all three business segments. Medical achieved record revenue once more, while crossing 700,000 cumulative patients treated and expanding into new clinical indications. Software advanced its transition to a cloud-based subscription model, launching the new CO-AM, while further expanding the platform with CO-AM Brix. Manufacturing continued its deliberate repositioning toward series production and certified verticals, and made significant advances in aerospace and defense. Alongside these operational milestones, we strengthened our capital markets presence with a dual listing on Euronext Brussels and a € 30 million ADS buyback program.



MEDICAL: SCALING PERSONALIZED SOLUTIONS

In Medical, our mission to bring personalized solutions to more patients translated into tangible progress. In 2025, we surpassed the milestone of 700,000 patients treated with Materialise personalized solutions since inception, with more than 70,000 patients treated during the year alone. This represents an important step toward mass personalization in healthcare.

We continued to see strong uptake of our personalized solutions across existing markets and expanded into new patient segments.

Our bioresorbable, 3D-printed implant for the treatment of TBM (tracheobronchomalacia) advanced in an FDA clinical trial, underscoring our commitment to developing innovative solutions with global patient impact, including for pediatric care.

We expanded our FDA-cleared cardiovascular planning building on the suite's capabilities for structural heart procedure planning. We launched new innovative products such as the pre-surgical planning of lung-sparing cancer treatments for which we signed a collaboration with a Tier 1 player in EMEA.

The major annual update of our Mimics platform brought improvements for customers that are scaling personalized solutions, introducing AI-driven functionality, a future-proof licensing model, and subscription-based pricing structures. Together, these improvements reduce complexity, increase productivity, and better align our success with customers that are scaling the use of personalized solutions.

Whether through patient-specific surgical guides and implants or through pre-surgical planning solutions used by hospitals around the world, we are making a tangible difference in people's lives every single day. This is what drives us.

SOFTWARE: ADVANCING THE OPEN AM ECOSYSTEM

In Software, we continued the deliberate transition towards a cloud-based subscription model. We also executed on our strategy to establish CO-AM as the open, secure ecosystem for scalable additive manufacturing operations. In 2025, after having tested and used CO-AM in our own manufacturing operations, we introduced three tailored CO-AM solutions—CO-AM Professional, CO-AM NPI, and CO-AM Enterprise—addressing the full spectrum from high-mix, low-volume production to end-to-end manufacturing execution for advanced users.

We further expanded the platform with CO-AM Brix, a low-code, node-based automation technology that brings Materialise's extensive software expertise directly into the hands of users. By enabling the automation of complex workflows without advanced programming skills, CO-AM Brix lowers adoption barriers and accelerates productivity. Its impact was demonstrated in our own Phits Insoles production, where automation led to dramatic reductions in processing time, build time, and error rates. CO-AM Brix was also recognized externally as a standout innovation at Formnext 2025. In the coming years the CO-AM Brix technology will harness the powerful potential of generative AI to accelerate the most innovative AM applications of our customers.

MANUFACTURING: FOCUSED EXECUTION IN STRATEGIC VERTICALS

In Manufacturing, we have been deliberately repositioning the business towards series manufacturing and high-value application areas. Our participation in a consortium to advance metal 3D-printed aircraft components, our production of Environmental Control Systems for the Eurodrone program, and the consolidation of our iMaterialise and Onsite units all reflect this strategic pivot. The commercial wins we secured in aerospace and defense during 2025 reflect the growing engagement and confidence in Materialise's capabilities and position us well for the future.

SUSTAINABILITY

Sustainability remained integral to our strategy. By the end of 2025, we had achieved a 30.5% reduction in CO_2 emissions compared to 2019, keeping us on track toward our target of a 55% reduction by 2029.





> " I celebrate our roots as 3D printing pioneers, but I am even more excited about our role as pioneers of tomorrow's possibilities. Materialise is ideally positioned to capitalize on the tremendous opportunities ahead and to continue driving the growth of our industry.

Brigitte de Vet-Veithen
CEO



In our recurring quarterly external financial communications we provide guidance to the financial markets and investors on targeted consolidated revenue and operational profitability, expressed in terms of Adjusted EBIT, for the current calendar year. We do not provide guidance on longer-term financial objectives extending beyond the current calendar year.

On February 19, 2026 we published a press release and unaudited financials for the fourth quarter of 2025. On that occasion we also provided our outlook on 2026, whereby we issued guidance on consolidated revenue and on operational profitability, expressed in terms of Adjusted EBIT, for the year ending December 31, 2026. We thereby indicated to target a full-year consolidated revenue in the range of € 273 million to € 283 million, and an Adjusted EBIT in the range of € 10 million to € 12 million.

Our guidance is a forward-looking statement, based on assumptions that we believe are reasonable, but which may turn out to be incorrect or different from expected, and our ability to achieve it will depend on a number of factors, many of which are outside our control or influence, including significant business and economic uncertainties and risks, such

as described in Part 4 (Risk factors and legal information). As a consequence, our actual results may vary from the guidance and those variations may be material. Accordingly, prospective investors should treat this information with caution and should not place undue reliance on our targets and ambitions.

Adjusted EBIT is an APM which has not been prepared in accordance with IFRS and is not audited or reviewed. It may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS.

At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

PRESUPUESTO VS. DATOS REALES
RESUMEN REAL
PRESUPUESTO VS. DATOS REALES

1

The Group's business



1.1 HISTORY AND DEVELOPMENT OF THE COMPANY

Materialise NV was incorporated in Belgium on June 28, 1990 as a limited liability company under Belgian company law. On November 20th , 2025 our ordinary shares were admitted to trading on Euronext Brussels under the symbol "MTLS", complementing the existing listing of our ADSs on the Nasdaq stock market in the United States.

Our principal executive and registered offices are located at Technologielaan 15, 3001 Leuven, Belgium. Our telephone number is +32 (16) 39 66 11. We are registered with the Register of Legal Entities of Leuven under the number 0441.131.254. Our agent for service of process in the United States is Materialise USA, LLC, located at 44650 Helm Ct., Plymouth, Michigan 48170, telephone number (734) 259-6445. Our internet website is **www.materialise.com**. The information contained on, or accessible through, our website is not incorporated by reference into this annual report and should not be considered a part of this annual report.

The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at **www.sec.gov**.

Capital Expenditures
(Property Plant and Equipment and Intangible Assets)

The cash out of our capital expenditures amounted to € 16.3 million, € 26.4 million, and € 11.8 million, for the years ended December 31, 2025, 2024, and 2023, respectively. In 2025 our main capital expenditures were € 7.7 million for the expansion of our production capacity in Germany and € 1.3 million for our internal digital transformation program. In 2024 our main capital expenditures were € 17.5 million for the expansion of our production capacity in Germany and € 1.2 million for our internal digital transformation program. In 2023, our main capital expenditures were € 2.0 million for our new metal production facility in the United States, € 3.6 million for the expansion of our production capacity in Germany and € 1.6 million for our internal digital transformation program.



At a Glance

1. **The Group's business**

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

1.2 BUSINESS OVERVIEW

1.2.1 Our Mission

Our mission is to innovate product development that results in a better and healthier world, through our software and hardware infrastructure, and an in-depth knowledge of additive manufacturing.

1.2.2 Our Company

We are a leading provider of additive manufacturing and medical software tools and of sophisticated 3D printing services. With our knowledge, products and services, we empower our customers' use of additive manufacturing technology, in general, and we enable certain specific and significant applications of additive manufacturing, in particular. In both instances, we seek to empower the choice for sustainability through the use of additive manufacturing.

The customers of our general software tools and 3D printing services are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. The significant additive manufacturing applications that we are more deeply and more directly involved in currently include applications for orthopedic devices, cranio maxillo facial devices, eyewear, and footwear.

As of December 31, 2025, our team consisted of 2,556 full-time equivalent employees, or FTEs, and fully dedicated consultants. Our portfolio of intellectual property featured 529 granted patents and 128 pending patent applications as of December 31, 2025. For the year ended December 31, 2025, we generated € 267.6 million of revenue, representing a 0.3% increase over the prior year, a net profit of € 7.7 million, an Adjusted EBIT of € 10.6 million and an Adjusted EBITDA of € 32.4 million. For a description of Adjusted EBIT and Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBIT and Adjusted EBITDA, see Part 5 "Operating and financial review".

1.2.3 Our Core Competencies

Our established and proven business model integrates our three research-based core competencies: (i) software development, (ii) 3D printing, and (iii) engineering for 3D printing, which act as complementary incubators for our new products and function as integrated support centers for our existing products. The interaction and synergies among our software development, 3D printing and engineering teams position us well to continuously develop and support innovative applications of 3D printing that often integrate all three core competencies.





Software Development (Software)

Our expertise in developing 3D printing software originated from our efforts to enable 3D printing applications and to continually improve processes within our own additive manufacturing operations. Our software development encompasses software tools that are used in industrial 3D printing environments as well as in medical environments that are based on computed tomography (CT) and magnetic resonance imaging (MRI). As a result of our continued deployment over the course of 35 years of human, intellectual and economic capital to software development, a number of our products, including Magics and Mimics, have evolved into industry-leading flagship products. We have an established quality management system for the development of our industrial software products that is ISO 9001:2015 certified. We are also ISO 13485:2016 certified for our medical applications and our medical applications comply with the regulatory requirements of several jurisdictions, including Europe and the United States. Additionally, we are ISO 27001 certified for the secure operational management of the production environment of our cloud-based software as a service solution.

3D Printing (Hardware)

As a pioneer in the additive manufacturing industry, we have an extensive history of 3D printing millions of parts utilizing a broad range of technologies, often in highly regulated environments, for thousands of commercial, industrial and medical customers. We operate some of the most sophisticated printing machines currently available on the market, as well as our own proprietary stereolithography-based technology, Mammoth, to provide a very broad range of technologies, sizes, materials and finishing degrees and to address the needs of customers across a large number of potential markets. Production is organized in multiple production lines that are dedicated to the Medical and the Industrial Production segments that we serve. Our 3D printing group operates in an ISO 13485:2016-certified system for the production of medical devices, in an EN 9100:2018 certified system as well as EASA Part 21G POA certified system for the production of plastic aerospace parts, in an EN9100:2018 certified system for the production of metal aerospace parts, and in an ISO 9001:2015-certified quality management system for all other markets and technologies. Further, our 3D printing group has its own maintenance and research team that utilizes an in-house laboratory facility where products may be tested. The wide variety of products that are processed by our multiple production lines are logistically streamlined through our proprietary database systems that manage the entire process from order intake to 3D printing to final shipment.

Engineering

Our engineering expertise is integral to our entire business, as it enhances our software development and 3D printing expertise. Our engineers work in teams that support customers in different market segments. These teams work directly with our customers to identify new, and customize and refine existing, 3D printing applications and to increase productivity, efficiency and ease of use across all aspects of the solutions we provide. Our engineering teams have particular expertise in industrial and medical applications, including patient-specific surgical guides, models and implants with the applicable market clearances. Our teams are highly specialized, and include quality controllers, development researchers for new hardware concepts and trainers who bring new engineers to the required level of expertise. Our engineers operate within the framework of the aforementioned ISO 9001:2015 and ISO 13485:2016 certified quality management system. Our engineering teams make extensive use of our proprietary software tools and have direct access to our 3D printing service center where developments may be tested in an actual production environment.





MEDICAL

Lead the way with personalized healthcare solutions:

- 3D printing at point of care
- 3D surgical planning
- Personalized medical devices
- 3D medical image-based research and engineering

SOFTWARE

Build, grow, and scale your 3D printing business with dedicated tools for:

- Design fixing and data and build preparation
- Quality control, process control, and simulation
- E-commerce
- Production planning, logistics, and operations management

MANUFACTURING

Innovate and transform your entire production cycle, from concept to execution:

- Certified manufacturing
- Digital supply chains
- Rapid prototyping
- Design and engineering
- Consulting services
- Industry specific solutions for aerospace, automotive, eyewear, footwear, healthcare, and industrial equipment

Materialise Magics 3D Print Suite • Materialise CO-AM Software Ecosystem • Materialise Mimics • Materialise Phits

1.2.4 Our Market Segments

We offer our products and services through a market-oriented organization that is active across three principal market segments: (i) Materialise Software, (ii) Materialise Medical, and (iii) Materialise Manufacturing. We believe that our customers benefit significantly from the synergistic interplay between our core competencies and the three market segments on which we focus and which provide regular end-user feedback to the product development and support teams within our core competencies.

1.2.4.1 Our Materialise Medical Segment

In our Materialise Medical segment, our product and services offering addresses what we believe to be long-term trends in the medical industry towards personalized, functional and evidence-based medicine.

As of December 31, 2025, our Materialise Medical segment consisted of approximately 1,134 FTEs and fully dedicated consultants, with approximately 21% based at our headquarters in Belgium and the remaining employees distributed throughout our local offices in Australia, Brazil, China, Colombia, France, Germany, Japan, Malaysia, South Korea, Ukraine, the United Kingdom and the United States.

Business Model

We generate revenue in our Materialise Medical segment through the sale of medical software and personalized medical devices. We sell licenses of our medical software packages and software maintenance contracts and sell medical devices that we customize and print for our customers. We also provide custom software development and engineering services, for which we charge either on a time and material or fixed-cost basis. The majority of the medical devices that we printed in 2025 were surgical guides (and related bone models) that were distributed to surgeons through our collaboration partners such as DePuy Synthes, Smith & Nephew, Stryker and Zimmer Biomet. We also print patient-specific implants that we sell directly to hospitals or distribute through partners such as DePuy Synthes. The customer base for our medical software products includes academic institutions, medical device companies and hospitals.

For the years ended December 31, 2025, 2024, and 2023, our Materialise Medical segment generated revenue of € 134.2 million, € 116.4 million, and € 101.4 million, respectively, representing 50.2%, 43.6%, and 39.6%, respectively, of our total revenue.

Medical Software

Our software allows medical-image based analysis, planning and engineering as well as patient-specific design and printing of surgical devices and implants. Our customers include leading research institutes, renowned hospitals and major medical device companies. Our medical software packages often serve as an introduction to our capabilities and in certain cases lead to custom software developments and clinical services opportunities. Our medical software packages are:

Materialise Mimics

Materialise Mimics is a software platform for biomedical engineers and clinicians that allows them to perform image based biomedical R&D, do advanced 3D planning of patient treatment or create personalized medical device solutions. The platform consists of several complementary products and services, including Materialise Mimics Core, Materialise 3-matic, Materialise Mimics Flow, Materialise Mimics Enlight CMF and Materialise Mimics Viewer and custom software development.

Materialise Mimics Core

Materialise Mimics Core is software addressing medical professionals specifically developed for medical image processing that can be used to segment accurate 3D models from medical imaging data (for example, from CT or MRI) to measure accurately in 2D and 3D and to export 3D models for additive manufacturing or to Materialise 3-matic.





Materialise 3-matic

Materialise 3-matic focuses on anatomical design and is able to combine CAD tools with pre-processing capabilities directly on the anatomical data coming from Materialise Mimics Core. It enables our customers to conduct thorough 3D measurements and analysis, design a patient-specific implant, a surgical guide, or a benchtop model, and to prepare the anatomical data and/ or resulting implants for simulation.

Materialise Mimics inPrint

With Materialise Mimics inPrint, clinicians can easily create files for 3D printing and use anatomically accurate models to help simulate or evaluate options for patient-specific surgical treatment.

Materialise Mimics Enlight CMF

Materialise Mimics Enlight CMF is a software package developed for oral, maxillofacial, nose, throat and plastic surgeons. The software allows surgeons to pre-operatively plan their surgeries in 3D based on (CB)CT or MRI images using a set of tools to analyze, measure and reconstruct the patient's anatomy. With the software the surgeon can also plan the movements (translations and rotations) of the mandible or maxilla and preplan the reconstruction of defects.

Materialise Mimics Enlight Cardiovascular

Materialise Mimics Enlight Cardiovascular is software package developed cardiovascular surgeons and interventionists. It is a workflow based planning software that enables clinicians to effectively plan complex cardiovascular procedures based on CT images.

Materialise Mimics Flow

Materialise Mimics Flow is an online case management platform that enables medical device companies and hospitals to manage ordering and processing of personalized services and devices.

Materialise Mimics Viewer

Materialise Mimics Viewer is an online 3D viewer for medical image data and 3D models, which enables clinicians to review 3D planning and personalized device solutions and provide feedback to engineers or technicians.

Materialise OrthoView

Materialise OrthoView is a 2D digital pre-operative planning and templating solution for orthopedic surgeons. The software imports a digital X-ray image from a Picture Archiving and Communication System, or PACS, and positions the templates of suitable prostheses on the X-ray image at the correct scale. Materialise OrthoView currently serves more than 15,000 orthopedic surgeons in 60 countries globally, focusing primarily on joint replacements. We acquired OrthoView Holdings Limited in October 2014 (and subsequently dissolved this subsidiary in March 2025), and have included the OrthoView solution in our portfolio of pre-operative planning solutions.

Clinical Services and Personalized Medical Devices

Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provide doctors with virtual surgical planning and simulation services for their review and approval. We also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. In certain circumstances, we deliver 3D printed customized patient-specific medical implants.

In our 3D printing centers in Belgium, Japan, Brazil, and the United States, we have separate production lines for our Materialise Medical segment.



We believe that our medical image-based simulation and planning software and 3D printing technology can assist hospitals and clinicians in providing personalized care to patients which can contribute to increased quality of life.

In many cases, surgeons using our clinical services work together with our clinical engineers to turn their patients' medical image data into virtual surgical plans, and patient-specific 3D printed precise surgical and customized anatomical models to optimize intervention planning. For indications such as shoulder surgery, we have optimized and automated our 3D planning capabilities to provide surgical plans within a short timeframe and at a high quality that does not require an anatomical model to be provided. Utilizing our platform, surgeons upload CT or MRI medical image data and submit their cases to us, track their cases and review them as interactive virtual 3D models. In the framework of our collaborations with certain leading medical device companies, our platform is rebranded and adapted to the specific product offering and needs of our collaboration partners.

In many cases surgeons use personalized surgical guides or implants to translate the surgical plan into the operating room. Our 3D printed surgical guides include joint replacement guides for knee, shoulder and hip replacement surgeries, osteotomy guides and CMF guides, and our 3D printed implants include hip-revision implants, shoulder and CMF implants. The surgical guides and implants we print for U.S. based patients are FDA-cleared, and to the extent required by law, our medical devices for EEA-based patients bear the appropriate CE labels.

We address large surgical and interventional markets in orthopedics, CMF and cardiovascular through collaboration agreements with leading medical device companies, including DePuy Synthes, Zimmer Biomet, Enovis, Abbot, Medtronic and Smith & Nephew. Pursuant to these agreements, we provide planning services, print joint replacement and/or guides that our collaboration partners distribute under their own brands, together with their own implants, in the United States, Canada, South Africa, Latin America, Europe, China, Japan and Australia. We leverage our collaboration partners' distribution capabilities to extend our reach into these large markets, and our collaboration partners utilize our 3D printing-related expertise to provide surgical planning and customized devices to surgeons.

We also address certain high value-added, specialty applications by providing the full solution ourselves, including the delivery of planning and simulation services, implants and guides directly to the hospital or surgeon. Such applications include customized structural heart planning, CMF implants and guides, hip revision and shoulder implants in a patented porous matrix configuration and osteotomy guides. Through Engimplan, we distribute implants and instruments in Brazil, offering both traditional and 3D printed CMF products as well as a broader portfolio that includes product lines for trauma and sport medicine.

We also work with customers to print anatomical models that may be used for a wide range of applications such as sizing of medical devices, clinical trials, training, patient communications and marketing.

Sales and Marketing

We distribute our medical software through our direct sales force, our website and PACS partners (some of which partners also include our OrthoView solutions in their product offering to hospitals) and sell our medical devices through our agreements with collaboration partners such as Zimmer Biomet and Depuy Synthes. In specialty markets, we market and distribute our 3D printed medical devices and other clinical services through our experienced engineers who develop a close collaboration with key opinion leaders in each of these market segments.

All our activities in our Materialise Medical segment are coordinated and supervised from our headquarters in Belgium, which supervises product management and sales of our medical devices and software products.

Customers

The customers for our Materialise Medical segment mainly include medical device companies, hospitals, universities, research institutes and industrial companies. We have one individual customer that represents sales larger than 10% of our total revenue in 2025 (2024: 1; 2023: 1) from the Materialise Medical segment.



Collaboration Partners

We collaborate with leading medical device companies and academic institutions for the development and distribution of our surgical planning software, services, and products, such as Zimmer Biomet and DePuy Synthes, as well as Enovis, Integra, Lima, Mathys, Medtronic, Abbott and Corin. Pursuant to these arrangements, we develop and license software and sell surgical planning, guides and implants, including for use in the fields of knee and shoulder replacement, CMF and thoracic procedures that our collaboration partners may then distribute under their own brands, together with their own implants, mainly in the United States, Europe, Japan and Australia. In addition, we grant licenses to collaboration partners to use, market and distribute such software or surgical guides and implants. Some of the licenses we have granted to our products and software provide for exclusive rights, including with respect to a particular field of medicine or to the software or product developed during the collaboration, and certain collaboration partners may have rights of first refusal with respect to related products or collaborations. The compensation structures under these arrangements vary and may include an upfront fee, royalties, milestone payments linked to certain targets, and fees for the service, maintenance and training we provide in connection with our software and products.

Competition

In our Materialise Medical segment, we compete with a number of companies that provide image based software, 3D printed surgical models or medical devices, such as 3DSystems, Stratasys, Simpleware and Pie Medical as well as with medical device companies that develop and commercialize 3D printed medical devices and related software services.

Growth Opportunities

The Materialise Medical segment is the market where we believe we can most directly realize our mission statement and contribute to a healthier world. We believe that personalized surgical approaches, because they offer the potential of higher predictability and accuracy, lead to improved patient outcomes, fewer complications and increased long-term survival rates. Personalization also drives operational efficiencies by replacing a broad range of instrumentation with tailored versions. This makes surgery more efficient, but also lowers the cost of operational steps like sterilization. Personalized surgical approaches have benefits not only in complex interventions and we believe that personalized solutions will therefore see an increased adoption in the future.

As a result, we are currently investing significantly in the development of new product offerings and the optimization of existing offerings in terms of cost and lead times, as well as in the expansion of our distribution channel in the various sub-segments of our Materialise Medical segment and in new territories.

As a result of the trend that we see in the medical community towards more patient-specific devices and treatments, as well as towards more advanced planning, a growing number of academic, clinical and commercial researchers are focusing on personalized medical treatments. Because these new products and treatments can only be brought to the market in compliance with very strict regulatory requirements, we believe there is an opportunity for safe and stable medical software tools, such as our Materialise Mimics, that can pass significant regulatory scrutiny. We also believe that increasing regulatory requirements provide opportunities for our clinical services as we can leverage our significant medical sector experience and strong quality management systems.

A growing number of hospitals have adopted personalized solutions and built 3D printing facilities on site for point-of-care printing of these personalized solutions. We believe that there is a growing opportunity to provide our clinical services as well as our software solutions and experience in establishing operations to design personalized solutions in compliance with regulatory requirements.

We are investing significantly in the development of new solutions of sub-markets other than orthopedics and CMF, including planning tools for the cardiovascular markets and the respiratory markets.



> "It was amazing to see that this software is capable of realizing such complex components. The crankcase is a prime example of how innovation can overcome boundaries.
>
> Florian Kellermann,
> Production Manager LPBF
> within the BÖLLINGER GROUP



1.2.4.2 Our Materialise Software Segment

In our Materialise Software segment, we offer proprietary software worldwide through programs and platforms that enable companies to set up efficient, reliable and sustainable 3D printing production. Our software supports OEMs and 3D printing service bureaus both large and small that are producing a variety of parts for their customers and addresses the needs of large corporations producing at volume, either through significant serial manufacturing or mass customization. In all of these environments, we believe our software enables both operational excellence and flexibility. We work directly with many 3D printing machine manufacturers to enable and enhance the functionality of 3D printers and of 3D printing operations. We have developed software that interfaces between almost all types of industrial 3D printers, and various software applications and capturing technologies, including computer-aided design (or CAD)/computer-aided manufacturing (or CAM) packages and 3D scanners, by enabling data preparation and process planning and execution. Our programs interface with machines manufactured by leading original equipment manufacturers, or OEMs, including but not limited to EOS GmbH, HP Inc., Renishaw PLC, Nikon SLM Solutions AG, Stratasys Ltd., Trumpf (DUBAG Group GmbH), Uniontech Corporation, Colibrium and Voxeljet AG. In addition, we have entered into partnership agreements with leading CAD, CAM and product lifecycle management, or PLM, companies such as Siemens, and PTC, for the integration of our additive manufacturing technology into Siemens' NX software, and PTC's Creo software. This enables the streamlining of the design to manufacturing process for products being produced by additive manufacturing. We have also established connectivity by opening our platform and allowing integration with broader ecosystems such as post processing solutions like AMFlow. We offer software that enables our customers to more efficiently organize the entire workflow of a 3D printing operation with multiple 3D printing machines, many operators and complex data flow and logistical requirements. We believe that the capabilities of our software products and their unique compatibility with many 3D printing systems continue to set standards in the professional 3D printing software market. Customers operating machines from multiple OEMs and customers running large 3D printing operations are among those who may benefit the most from our software packages and we believe that in many cases those customers demand compatibility with our software from the systems of OEMs.

As of December 31, 2025, our Materialise Software segment had a team of approximately 275 FTEs and fully dedicated consultants, with approximately 33% based at our headquarters in Belgium and the remaining employees distributed throughout our local field offices in China, Colombia, Germany, Japan, Malaysia, Spain, South Korea, Ukraine, the United Kingdom and the United States.

Business Model

We generate revenue in our Materialise Software segment from our software licenses, maintenance contracts, hardware controller sales for our Materialise Controllers and custom software development services. Additionally, we offer consultancy and training services. We license our software products to our customers on either a time-based or perpetual basis, in which case we offer annual maintenance contracts that provide for software updates and support. In addition, we also provide a number of cloud-based solutions. Making use of, among others, our CO-AM ecosystem, we are significantly accelerating the migration of our software solutions to the cloud, which we intend to offer along with our license-based solutions. We charge our custom software development services either on a time and material or on a fixed-cost basis.

For the years ended December 31, 2025, 2024, and 2023, our Materialise Software segment generated revenue of € 40.9 million, € 43.9 million, and € 44.4 million, respectively, representing 15.3%, 16.5%, and 17.4%, respectively, of our total revenue.

Software

We have a diversified portfolio comprised of software applications addressing different 3D printing market opportunities. Our decades of experience in the additive manufacturing industry are reflected in the sophisticated 3D printing software and business management tools we provide for our customers. We believe that each of our software applications is, or has the potential of becoming, one of the leading technologies in its domain. We believe that our neutral platform approach positions our software to drive greater innovation and choice across the 3D printer software ecosystem, and provides 3D printer users with more powerful and flexible printing capabilities.



In particular, we offer the following software applications:

Magics

Magics enables customers to import a wide variety of CAD formats and to the industry standard file formats 3MF and STL, as well as to the enriched BREP and MeshREP data format proprietary to us, ready for additive manufacturing. Magics' applications include repairing and optimizing 3D models; analyzing parts; making process-related design changes on customers' input files; designing support structures; documenting customer projects; nesting multiple parts in a single print run; and process planning.

Our Magics product suite is enhanced with modules that further expand functionality and utility for our customers. For instance, the Magics Import Module plays an important role in efficiently moving CAD designs through to manufactured products by importing nearly all standard CAD formats into Magics. The Magics Structures Module was designed to help customers to reduce weight and material usage in their designs. We also have developed logistical modules such as the Magics SG Module, which offers tools for support structure design during the 3D printing process, and the Magics Sintermodule, which offers solutions for automated part nesting, protecting small and fragile parts

and locating them after building. The Magics Simulation Module enables our users to simulate the build process virtually and optimizes the build preparation based on the results of such simulation, thus reducing build failures and improving the results.

In addition to offering state-of-the-art data preparation functionality to our users, our Magics product suite also focuses on automation and other productivity improvements and brings interconnectivity to machines and enterprise software platforms.





Specific versions of the Magics application were also brought to the market by us, including Magics Essentials (an entry-level package offering premium data preparation functionality), Magics Print (combining the most important build preparation tools and straightforward build file generation technology) and MiniMagics/MiniMagicsPro (providing viewing, communication and quoting solutions for our customers working in data preparation, or in quoting and quality control teams). Users of Magics Essentials and Magics Print can upgrade to our expert Materialise Magics product suite if they want the full data and build preparation functionality at their disposal in one package.

CO-AM

CO-AM is an additive workflow and digital manufacturing software platform designed as an open and collaborative ecosystem that supports customers in major manufacturing industries and large AM service bureaus to scale and integrate their additive manufacturing operations across complex supply chains and IT environments. At the core of the CO-AM platform is the customers' project data. It brings together Materialise's own applications and third party partner solutions, enabling customers to build a tailored environment that evolves with their needs. The CO-AM platform provides a series of applications that are instrumental to organizations scaling their additive manufacturing capability. These solutions enable organizations to plan, manage, and optimize their operations. The platform includes centralized order management, quoting and costing, production planning, production scheduling, postproduction management, machine connectivity, quality management and manufacturing analytics.

Streamics

Streamics is our legacy 3D Print planning system that we consider as the predecessor of the CO-AM platform. We are gradually migrating Streamics functionality to our CO-AM platform. Once the Streamics functionality is fully integrated in CO-AM, a transition plan will be set up to migrate existing Streamics customers to the Link3D platform over the coming years. In the meantime, we will continue to maintain and support Streamics and its customers.

3-matic

3-matic is a versatile application that permits, among other things, design modification, design simplification, 3D texturing, re-meshing and forward engineering directly to standard additive manufacturing mesh files. Using Materialise consultancy services, targeted design automation solutions can be created for specific workflows.

Build Processors

We work in close collaboration with a wide variety of 3D printer OEMs to develop customized and integrated solutions for their additive manufacturing machines. Our build processors automatically translate the 3D model data into layer data to provide sliced geometry and can link the latter with the appropriate build parameters to feed the machine control software. Another key benefit of our build processors is that they allow for a two-way communication between Magics and 3D printers. We also develop the metal build processors in Materialise Bremen and as a consequence we are able to cover a wide range of metal 3D printers. Furthermore, licensing and integrating our build processor framework, companies such as Siemens and PTC can also leverage the extensive ecosystem of build processors we have developed together with OEMs. Over the past years, we have transformed the architecture of our build processor to a cloud-native solution. Next to the standard build flows, the architecture and the availability of a BP-SDK (Software Development Kit) also allows for custom fit-for-purpose build pipelines to be scripted, enabling companies and 3D printer machine vendors alike to adapt and optimize the behavior and output of the build processor. This BP-SDK is available for customers to build their own build pipelines whilst having the possibility to integrate their proprietary IP in these pipelines. We believe this is very valuable in the context of volume production.

e-Stage

e-Stage is a software solution that increases additive manufacturing productivity by automating support generation, optimizing the build process, and reducing the time our customers spend on finishing work such as build support removal and sanding. e-Stage is designed to allow our customers to use less material, to be able to 3D nest and to minimize failed builds. e-Stage for plastic has been commercially available since September 2007, and in the fall of 2017, we released e-Stage for metal.

Identify3D

Identify3D is a suite of products that plugs into CO-AM and that allows customers to secure datasets throughout the full end-to-end process of 3D printing. Securing the data means adding a digital rights management tool on top of the part data, which protects the geometrical information of the data, but can be extended as well with process information (e.g., the number of times a file can be printed or the exact specifications how the file must be printed). Data security is gaining importance both because an increasing number of components are serially produced through additive manufacturing as well as with the growing importance of decentralized additive manufacturing production.

Layer Analysis

Layer Analysis is a Machine Learning (ML) based tool that interprets images taken during the print of parts and looks for anomalies during the printing process. The tool combines the ML identified anomaly volumes with the to-be 3D files, allowing users to detect immediately after finishing a print if certain printed parts may show defects. In this way, unnecessary and expensive post-processing and (non-destructive) quality control can be avoided while it helps customers as well in defining allowable defects that do not affect the eventual part quality.

Sales and Marketing

We market and distribute our software directly through our sales force as well as through our own website and third party distributors. Our Belgian team oversees our global marketing strategy and sales processes. Our local field office employees manage sales for particular markets and provide pre- and post-sales technical support to our customers. We also utilize a growing network of distributors and resellers to bring our solutions to specific regions or market segments. In addition, machine manufacturers and their local dealers often distribute our software products together with their 3D printers, with our software enhancing the printers' value proposition and broadening the suite of applications available to the machines.



Customers

The customers for our Materialise Software segment include 3D printing machine manufacturers as well as production companies and contract manufacturers in a variety of industries, such as the automotive, aerospace, consumer goods and hearing aid industries, and external 3D printing service bureaus. Our Materialise Software segment customer base is spread across Asia, Europe and the Americas.



Competition

In our Materialise Software segment, we face indirect competition from the software developed by 3D printing OEMs, which are often more "closed ecosystem"-oriented (i.e., only focused on their own machines), and from companies that offer software that addresses one or more specific functional areas covered by our software solutions, such as providers of traditional CAD solutions. We compete directly with other providers of additive manufacturing management and machine control software, including open source software providers.

Growth Opportunities

We believe that 3D printing will be increasingly used for the manufacturing of complex or customized end use parts, and expect that the number of 3D printer manufacturers will increase accordingly, with certain new players initially focusing more on the hardware than on the software component of their 3D printers. Hence, we anticipate that the demand for highly performing industrial 3D printing software platforms will grow accordingly. The new products that we have developed and are developing, including the CO-AM platform, Process Tuner, Workflow Automation and fit-for-purpose build processors specifically address what we believe will be the needs of this growing end use part manufacturing market.

We believe that expanding our market penetration involves strengthening our relationships with our customers and partners. This expansion will depend not only on product innovation and investments in tool development, but it will also involve an innovation of our business model. While we aim to address new groups of machine OEMs and customers, it is important to note that not all of them may adapt to our new solutions. Furthermore, as we transition to a modular approach in offering different configurations of our solutions, there could be short-term impacts on revenues. Unlike in previous years, our strategy for 2026 does not include expanding our marketing and sales presence. Instead, we have restructured our sales team in 2024 to support a shift from pure product sales to solution-oriented selling. This transition, though promising, carries risks, as it may take longer than anticipated for the sales teams to fully adapt. Currently, we are investing in the professional services team to better support our customers, but we are not expanding our marketing and sales presence overall.

As we sell more platform solutions, integrate pre-print functionality into CO-AM as a cloud-native component, and launch our algorithms for use by OEMs and partners, our revenue models may evolve. While this shift presents opportunities, it also introduces risks. A key concern is that our transition to new business models, go-to-market strategies, and solution-based sales may not resonate with customers or could inadvertently cannibalize aspects of our core business revenue.



1.2.4.3 Our Materialise Manufacturing Segment

In our Materialise Manufacturing segment, we primarily offer 3D printing services to industrial customers, the majority of which are located in Europe. In addition, we have identified, and provide 3D printing services to certain specialty growth markets.

Many of the parts we print require functionality that cannot be delivered using other production processes. We believe that our industrial customers value the high quality, accuracy, complexity, durability, functionality and diversity in terms of size, scale and materials of the 3D printing services that we can offer. We deliver products to highly regulated industries, such as the aerospace, defense, medtech, semiconductor, machine manufacturing and, quality control equipment, where our applications, technology and hardware capabilities enable us to adhere to high quality standards in a certified production environment.

As of December 31, 2025, our Materialise Manufacturing segment consisted of 729 FTEs and fully dedicated consultants, with 25% based at our headquarters in Belgium and in Materialise Motion and RapidFit+. The remaining employees distributed throughout our local field offices in Austria, the Czech Republic, France, Germany, India, Italy, Japan, Malaysia, Poland, Spain, Ukraine, the United Kingdom and the United States.

Business Model

We generate a majority of our revenue in our Materialise Manufacturing segment through the sale of parts that we print for our customers. We generate a smaller portion of our revenue by the sale of scanners (e.g., foot scan plates for Materialise Motion) and software solutions in our eyewear and footwear business and consulting services that mainly help our customers to find applications for 3D printing.

For the years ended December 31, 2025, 2024, and 2023, our Materialise Manufacturing segment generated revenue of € 92.5 million, € 106.5 million, and € 110.3 million, respectively, representing 34.6%, 39.9%, and 43.1%, respectively, of our total revenue.

Business-to-Business Services

We offer the following services in our Materialise Manufacturing segment:

Additive Manufacturing Solutions

We provide design and engineering services, rapid prototyping and additive manufacturing of production parts to customers serving the automotive, consumer goods, industrial goods, semiconductor, art and architecture and aerospace markets. Our service centers offer a variety of 3D printing technologies including stereolithography, laser sintering, Filament Fusion, or FDM, PolyJet, Multi Jet Fusion, selective laser melting, or SLM, and vacuum casting. We have a dedicated production line for making aerospace-certified components using a number of technologies and materials.



> " Working with Materialise to leverage the benefits of additive manufacturing (AM) has allowed us to really fast track design iterations on a number of components critical to the development of our microsurgery system, helping us move from prototyping to product in a much shorter time frame than would otherwise be possible.
>
> **Massimiliano Simi,**
> **Founder and Vice President of R&D at MMI**



Specialty Industrial Solutions

We have developed additive manufacturing solutions that serve certain specialty industrial applications.



Our RapidFit+ business utilizes additive manufacturing to provide customers active in the automotive market with customized, highly precise and, in certain cases, patent protected measurement and fixturing tools. Using additive manufacturing technology, we believe that RapidFit+ fixtures provide more functionality and flexibility than the traditional fixtures that are currently widely used in the automotive industry. We also offer production tooling that we believe has substantially better ergonomics and improved functionality compared to traditional fixtures.

ACTech provides specialized solutions mainly for the automotive industry. In particular ACTech supplies prototyping of highly complex metal components through casting techniques that result in products that have a production grade performance. The casting is done using state-of-the-art 3D printed sand molds, while the final functionality of the components is achieved by a fully integrated post processing of the components in our CNC workshop.

Wearables initiatives in consumer industry

We have developed two wearables verticals for the consumer market. We believe 3D printing and design automation has great potential to help both consumers and healthcare professionals improve comfort, health and performance through personalized eyewear or footwear.

In our eyewear vertical, we offer a complete end-to-end solution for 3D-printed, often custom, eyewear frames. Based on a scan, patented technology identifies the critical parameters to automatically design eyewear that is customized to a person's face. The resulting file can be printed in our eyewear production line, and we provide the necessary finishing, assembly steps and packaging.

Through Materialise Motion, we offer a full suite of solutions for footcare professionals. We offer digital measurement tools and personalized solutions to footcare professionals treating foot or gait problems. By means of our foot scan plates, we can capture a dynamic scan of a person's foot sole and combined with our software tools, we create custom insoles based on this scan. The insoles are 3D printed, finished and assembled in a dedicated production line. Our research and product development teams aim to build a growing suite of solutions for patients with different types of motion problems.

Sales and Marketing

We market our services to our additive manufacturing solutions business customers using our sales force and through our website. Our more complex product offerings are addressed directly by our specialized sales teams who are located near our larger accounts and who align our customers' needs with the wide range of 3D printing technologies or market-specific solutions that we offer. More straightforward products can be ordered directly by our customers through our "Materialise OnSite" or web portal, a proprietary automated system that provides quotations, takes orders, and manages the printing process from start to finish, and allows customers to track the manufacturing and shipment process of their product online.





Within our larger sales teams, specialized sales managers focus either on rapid prototyping, which is our traditional and well-established market, or the additive manufacturing of end-use production parts, which is the market where we see opportunities for significant growth. Our marketing team in Belgium oversees our global marketing strategy. In addition, employees at our Belgian headquarters and in our local field offices manage sales for particular markets and accounts and provide back office and production management support to our customers.

For our specialty markets and wearables initiatives we have separate sales teams that offer our customers the necessary expertise in their domain. Our sales teams have a direct approach to the market but in some cases we also work with partners or distributors locally to address specific market segments, such as the large segments of eyewear opticians or footcare professionals.

Customers

The customers for our Materialise Manufacturing segment are from a wide variety of industries, including the automotive, aerospace, medtech, semiconductor, industrial goods, art and design and consumer products industries. For these customers, we offer a complete set of services ranging from design and engineering, to rapid prototyping, and certified manufacturing of end-use parts.

Through our design and engineering service, we also service those customers looking for support in their initial concept design or with maximizing a design for 3D printing. Our design and engineering team, which is comprised of highly specialized designers and CAD engineers, offers dedicated design and software support for additive manufacturing, including remodeling and file preparation, as well as 3D scanning and measuring. Our team also offers training to engineering professionals active in various markets to accelerate the adoption of design for additive manufacturing.

The customers of our Materialise OnSite platform order through our website. Materialise OnSite customers tend to be industrial customers looking to rapid prototype parts quickly and reliably, often taking advantage of fast-lane machines to ensure short lead times for time-critical projects.

Most of our straightforward additive manufacturing and rapid prototyping solutions are executed on the basis of single transaction contracts or purchase orders with the customer. These contracts and purchase orders lay out the pricing, delivery and other terms of the order. For our Additive Manufacturing service of end-use parts, an entirely new approach to ensure parts are made according to agreed standards is required, for which we have set processes to onboard new customers. An example of this is our dedicated aerospace manufacturing line, backed by certifications EN9100 and EASA Part 21G, through which we are currently manufacturing plastic parts for, among others, Airbus's A350 XWB. We expect that as demand for our Certified Additive Manufacturing service grows, we may enter into more long-term agreements with customers.

For the automotive manufacturers and their suppliers that use our RapidFit+ service, the fixtures are custom engineered by dedicated teams. Our RapidFit+ customers, which include their quality departments, expect that fixtures meet high accuracy standards. Several automotive OEMs in Europe are currently considering our innovative solution as a potential new standard, while a solid base of automotive Tier 1 suppliers in Europe has embraced RapidFit+ as one of their fixture solutions.

Competition

In our additive manufacturing solutions business, we compete with a number of companies that provide industrial 3D printing services, including Sculpteo, Prototal, Protolabs and Quickparts. In addition, larger accounts tend to move their 3D printing production in-house once their orders have reached certain volumes, which not only creates opportunities for our Materialise Software segment but also for our Materialise Manufacturing segment in terms of capacity balancing services.

In the measurement and quality control fixture market addressed by RapidFit+, we are not aware of any direct competition coming from 3D printing companies. We do have competition, however, from a large group of smaller companies that are active in the more traditional tooling manufacturing.



Growth Opportunities

We believe that there is particular potential to grow our presence in the markets for additive manufacturing of complex and/or unique end products, including in particular certain parts for the aviation industry, medtech and eyewear and footwear products. In recent years, more companies have been using additive manufacturing for production across a broad range of industrial sectors, including aerospace, orthopedic implants, surgical guides, dental copings and hearing devices. For industrial end-use parts, we intend to continue to selectively invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial production market that we focus on. In addition, we believe that our local sales teams, which are near our customers, as well as our engineering teams, which can bring in additional expertise where required, are important and rather unique assets in this market that are worthwhile to continue to invest in.

Manufacture and Supply

We produce our 3D printed products at our service centers in Belgium, the Czech Republic, Germany, Poland, Japan, Brazil and the United States. We print substantially all of our products in-house using a variety of technologies, including stereolithography, laser sintering, FDM, PolyJet, Multi Jet Fusion, Powder Bed Fusion and vacuum casting, and only subcontracts the manufacture of products if certain other technologies (such as CNC machined components) are required or for capacity balancing purposes.

As of December 31, 2025, we operated a total of 182 3D printers, five vacuum casting machines, and 28 CNC machines at these service centers.

As of December 31, 2025, 56 printers produced parts exclusively for our Materialise Medical segment, while the other 126 printers and five vacuum casting machines produced parts for our Materialise Manufacturing segment.

As of December 31, 2025, all of our 3D printers and vacuum casting machines were either owned or held under a lease contract. At the end of the lease agreements (which are typically for a period of five years), we have an option to purchase the machines for a value of approximately 1.0% of their original value. We are responsible for the maintenance of such leased equipment.

We devote significant time and attention to the quality control of our products during the printing process by maintaining a comprehensive quality control program, which, among other things, includes the control and documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. In addition, we inspect all of our raw materials to be used in our products throughout the printing process. We control our production orders through the use of labels or visual references on our internal database, bar-codes, controlled prints and routers, which enables us to trace our products during the printing process. Upon completion of the production process, we package and label our products.

The raw materials used in the printing of our products are mainly aluminum, titanium alloy and stainless steel powders, epoxy based photocurable resins, PA12 and thermoplastic polyurethane, or TPU, based powders and a suite of thermoplastic filaments like ABS, PC and Ultem and quartz sand and furanic resin binder.

With the exception of FDM, Stereolithography and PolyJet-materials, we believe that none of our other raw material requirements is limited to any significant extent by critical supply or price volatility. We continuously look for second sourcing of our raw materials in order not to be dependent on a single supplier in case a supply issue was to occur. We monitor the costs of our raw materials in order to optimize the cost/performance whilst not jeopardizing the expectations of our customers and the safe use of the materials in critical applications.

Our 3D printing operations for our patient-specific surgical guides, models and implants are subject to extensive regulation. We operate a certified quality management system in line with the U.S. Quality System Regulation, good manufacturing practice regulations and ISO 13485. We are registered with regulatory authorities in the United States, Europe, Canada, Australia and other jurisdictions. We CE mark our products where required. Our service centers are subject to periodic and sometimes unannounced inspections by regulatory authorities, including inspections by the FDA.



1.2.5 Research and Development

We have an ongoing research and development program to improve and expand the capabilities of our existing technology portfolio, which reflects our continued investments in a range of disciplines, including software development, industrial, mechanical and biomedical engineering.



We have a long history of research and development through collaborations, which augment our internal development efforts. As of December 31, 2025, we were active in approximately 20 government funded research projects, which includes also the employment of multiple researchers with publicly funded scholarship. With our platform technologies and strong track record in successful commercialization of scientific innovations, we receive many requests for participation in new development projects. While we strongly protect our intellectual property in our core competencies, many of our products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2025, we had more than 50 active research and development projects in various stages of completion and approximately 536 FTEs and fully dedicated consultants working on research and development in our facilities in Belgium, France, Germany, Spain, the United Kingdom, the United States, Colombia, Ukraine and Malaysia.

Our research and development projects include (but are not limited to) the following:

- various software development projects including projects related to engineering and design for 3D printing, and improving existing technological challenges (for example, the handling of large amounts of data and advanced image segmentation), which are expected to benefit both our Materialise Software and Materialise Medical segments;
- research projects to understand and develop cutting-edge software tools for industrially relevant additive manufacturing technologies (powder bed fusion for plastics (laser sintering) and metal (laser melting and electron beam), stereolithography, FDM (also known as Filament Fusion), binder jetting power bed fusion, DLP-based printing and inkjet based technologies);



- research projects in our Materialise Medical segment to develop patient specific surgical planning tools or surgical guides or implants for orthopedic, CMF and cardiovascular surgeries;
- research projects on the use of virtual and augmented reality by our Materialise Medical segment;
- research and development projects on smart digital technologies for the large-scale personalization of wearables;
- various research projects on the use of artificial intelligence and (deep) machine learning in the fields of image processing and additive manufacturing; and
- several research projects related to improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit each of our three segments.

We also regularly apply for research and development grants and subsidies under, among other, European, Belgian, British, French and German, grant rules. The majority of these grants and subsidies are non-refundable. We have received grants and subsidies from different authorities, including the Flemish government (VLAIO, or Vlaams Agentschap Innoveren en Ondernemen), the European Union (FP7 and H2020 framework programs) and BMBF, the German Federal Ministry of Education and Research.

We expect to continue to invest significantly in research and development in the future.

1.2.6   Intellectual Property

We regard our intellectual property rights as valuable to our business and protect our technology portfolio through a combination of patent, copyright, trademark, trade-secret and other intellectual property laws, confidentiality and other contractual provisions and other measures. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises.

As of December 31, 2025, our portfolio of intellectual property featured 529 issued patents and an additional 128 pending patent applications primarily in the United States, the European Union and Japan. Of these, our issued patents expire between approximately 2028 and 2043, while our currently pending patent applications will generally remain in effect for 20 years from the date of the initial applications. We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any single patent application to result in an issued patent, would not be material to our business or financial position.

As is the case in the 3D printing industry generally, the development of our products, processes and materials has required considerable experience, manufacturing and processing know-how and research and development activities. We protect our proprietary products, processes and materials as trade secrets through

nondisclosure and confidentiality agreements with our employees, consultants and customers.

In addition, we own the trademark registrations for "Materialise", "ACTech" and FEops and trademark registrations and pending applications for many of our services and software solutions in those territories where we have substantial sales, including "CO-AM," "Mimics," "3-matic," "Inspector," "Magics," "RapidFit+," "Heartprint," "ADaM," "Surgicase," "Enlight," "Streamics," "Phits," "HEARTguide," "MITRALguide," "TAVIguide," among others.

We are party to various licenses and other arrangements that allow us to practice and improve our technology under a broad range of patents, patent applications and other intellectual property, including agreements with our collaboration partners, Zimmer Biomet, Enovis, DePuy Synthes, Lima, Mathys, Stryker, Corin, Siemens, Fluidda, HOYA and PTC.

There can be no assurance that the steps we take to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate such rights. We have been subject to claims and expect to be subject to legal proceedings and claims from time to time in the ordinary course of our business. In particular, we may face claims from third parties that we have infringed their patents, trademarks or other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.





1.2.7   Seasonality

End markets such as healthcare, automotive, aerospace and consumer products may experience some seasonality. Historically, the revenue of our Materialise Software segment has been greater in the fourth quarter, as compared to the revenue of each of the other quarters. A number of our customers make their initial software purchase in the fourth quarter prior to the end of their annual budget cycle and tend to renew, extend or broaden the scope of their licenses on the anniversary date of their first purchase. In addition, we have in the past often brought new releases on the market in the third quarter of the calendar year, which may also have an impact on sales in the subsequent quarter.

1.2.8   Regulatory/Environmental Matters

Environmental Matters

Our facilities and operations are subject to extensive U.S. federal, state and local, European and other applicable foreign environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things, air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the handling and disposal of hazardous wastes; the clean-up of contamination; and the health and safety of our employees. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. If we

violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third party waste disposal sites.

Our headquarters in Belgium, our manufacturing sites in Czech Republic and Poland, and ACTech's facility in Germany, have an effective environmental management system with ISO 14001:2015 certification.

Compliance with laws and regulations relating to pollution of the environment or otherwise relating to the protection of the environment has not had a material impact on capital expenditures, earnings or the competitive position of our subsidiaries and us. We are not the subject of any legal or administrative proceedings relating to the environmental laws of Belgium or any country in which we have facilities. We have not received any notices of any violations of any such environmental laws.

Healthcare Regulatory Matters

In our Materialise Medical segment, we are subject to extensive and complex U.S. federal, state and local, European and other applicable foreign healthcare and medical devices laws and regulations.



Both before and after approval or clearance our medical products and product candidates are subject to extensive regulation. In the United States, the FDA under the Federal Food, Drug and Cosmetic Act primarily regulates us. In Europe and in other foreign jurisdictions in which we sell our medical products, many of the regulations applicable to our medical devices and products in these countries are similar to those of the FDA. Together, these regulations govern, among other things and where applicable, the following activities in which we are involved:

- product development;
- product testing;
- product clinical trial compliance;
- product manufacturing;
- product labelling and instructions for use;
- product safety, product safety reporting, recalls and field corrective actions;
- product packaging and storage;
- product registration, market clearance or approval;
- product modifications;
- product marketing, advertising and promotion;
- product import and export, restrictions, tariff regulations, duties and tax requirements;

- product sales and distribution;
- post-market surveillance;
- record keeping procedures;
- registration for reimbursement; and
- necessity of testing performed in country by distributors for licenses.

Failure to comply with the Federal Food, Drug and Cosmetic Act could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a medical device candidate, product recall, product seizure, interruption of production, operating restrictions, suspension or withdrawal of product approval, injunctions or criminal prosecution. Outside the United States, failure to comply with applicable laws and regulations could result in similar actions, and in the suspension or withdrawal of Quality Management System certification which may be a prerequisite to market medical devices.

The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

Moreover, these laws and regulations are subject to change. For example, on May 26, 2021, the Medical Devices Regulation became applicable in the European Union and replaced the Medical Device Directive. This transition required us to adopt a series of measures to ensure compliance. We have completed the transition to MDR and obtained EU MDR certification for our current portfolio of devices. Achieving certification required substantial updates to our quality management systems, technical documentation procedures, and post-market surveillance processes. Additionally, we have secured extension letters for our existing EU Medical Device Directive certificates, allowing us to market these devices until at least 2027. While this reduces certain near-term compliance risks and secures our ability to market MDR-certified products in the EU, our certifications are subject to ongoing regulatory oversight. The MDR framework requires continued periodic audits, vigilance reporting, and maintenance of technical documentation. Failure to maintain compliance at any point could result in suspension or withdrawal of certifications. For more information, see Part 4.1 "Risk Factors".



We maintain Medical Device Single Audit Program (MDSAP) certification. This program allows an MDSAP-recognized auditing organization to conduct a single regulatory audit of a medical device manufacturer that satisfies the relevant requirements of the regulatory authorities participating in the program. To the extent that we do business in the participating jurisdictions, certain major non-conformities identified under this program may be escalated to the regulatory authorities of the United States, Canada, Japan, Australia and Brazil. The Canadian regulatory authority, Health Canada, has made participation in MDSAP a mandatory requirement for medical device manufacturers importing products to Canada. Failure to maintain certification under MDSAP may impact our capability to do business in Canada. In addition, failure to address escalated issues reported to the participating authorities may impact our capability to do business in the respective jurisdictions.

1.2.9   Insurance

The Company holds multiple insurance policies, which are either required by law or appropriate in light of the Company's business activities. Examples include insurance covering liability for work incidents (such as death or injury to employees), risks stemming from cyber security and possible business interruptions, risks stemming from the Company's business activities, amongst others in the healthcare and aerospace industries. The Company believes that its insurance coverage, including the maximum coverage amounts and terms and conditions of the insurance policies, are appropriate. The Company works closely with its insurance broker to ensure that it maintains policies suitable for its business and industry.

1.2.10 Employees

As of December 31, 2025, the Company's team consisted of 2,556 FTEs and fully dedicated consultants. The Company's dedicated consultants include individual professionals registered as private entrepreneurs in Ukraine. Due to the war in Ukraine, some of these private entrepreneurs have been relocated to Poland, though they continue to work exclusively with the Company. FTEs and fully dedicated consultants who are a part of one or more of the Company's three core competencies are allocated to one of the Company's segments and therefore included in its segment reporting.

The following table details the numbers of the Group's FTEs and fully dedicated consultants by function:

	As at December 31,		
	2025	2024	2023
Office employees and professionals	1,789	2,030	1,947
Workers	758	476	479
Senior Management (Executive Committee)	9	8	11
Total	**2,556**	**2,514**	**2,437**

The following table details the numbers of the Group's FTEs and fully dedicated consultants by segment:

	As at December 31,		
	2025	2024	2023
Materialise Software Segment	275	281	293
Materialise Medical Segment	1134	1029	928
Materialise Manufacturing Segment	729	772	784
Staff not related to a specific Segment	418	432	432
Total	**2,556**	**2,514**	**2,437**





The following table details the numbers of the Group's FTEs and fully dedicated consultants by geography:

	As at December 31,		
	2025	2024	2023
Belgium	676	695	698
Europe (without Belgium) & Africa	1,172	1,168	1,127
United States of America (USA)	149	141	144
Americas other than USA	238	219	200
Asia Pacific	322	291	268
Total	**2,556**	**2,514**	**2,437**

The Company currently does not have a workers' council or trade union delegation. The Company has a health and safety committee entitled to certain information and consultation rights under Belgian law, at its Belgian headquarters. The Company considers the Company's employee relations to be good and has never experienced a work stoppage.

1.2.11 Legal and Arbitration Proceedings

From time to time, we may be subject to various claims or legal or arbitration proceedings that arise in the ordinary course of our business.

We are currently not a party to any other legal or arbitration proceedings, which, in the opinion of our management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations.

1.3 ORGANIZATIONAL STRUCTURE

The following illustrates our corporate structure as of the date of this annual report:

Materialise NV

Materialise Sdn., Bhd. (Malaysia)

Materialise Japan K. K. (Japan)

Materialise Ltd (South Korea)

Materialise Australia PTY Ltd (Australia)

Materialise Shanghai Co. Ltd. (China)

51% (67% voting rights)

Tianjin Zhenyuan Materialise Medical Technology Lid Company (China)

RapidFit NV (Belgium)

Materialise Austria GmbH (Austria)

Materialise SRO (Czech Republic)

Materialise SAS (France)

Materialise Ukraine LLC (Ukraine)

FEops NV (Belgium)

Materialise Netherlands BV (The Netherlands)

Materialise SA (Poland)

Materialise GmbH (Germany)

Materialise S. R. L (Italy)

Materialise Motion NV (Belgium)

Meridian Technique Limited (United Kingdom)

OBL SAS (France)

100%

ACTech Holding GmbH (Germany)

99.99%   0.01%

99%

Materialise Colombia SAS (Colombia)

Materialise USA, LLC (USA)

Engimplan Holding Ltda (Brazil)

100%

ACTech GmbH (Germany)

Engimplan Engenharia De Implante Indústria E Comércio Ltda

100%

ACTech North America, Inc. (USA)

% of equity interest

—— 100%   —— As shown



1.4 PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters and our largest 3D printing service center are located in Leuven, Belgium. We currently own office and service spaces in Belgium as well as in the Czech Republic, France, Germany, Poland and the United States. We also lease other service centers and sales offices, which are located in Austria, Australia, Belgium, Brazil, China, Colombia, France, Germany, Italy, India, Japan, Malaysia, Poland, Spain, South Korea, Ukraine, the United Kingdom, and the United States. The aggregate annual lease payments for our facilities in 2025, 2024 and 2023 were € 2.2 million, € 2.2 million and € 2.2 million, respectively. The table below provides selected information regarding our facilities as of December 31, 2025.

Location	Ownership	Use	Approximate Area	Lease Expiration
Leuven, Belgium	Owned	Corporate headquarters; production	50,614.35 sq. m.	N/A
Leuven, Belgium	Leased	Warehouse	165 sq. m.	March 31, 2026
Beringen, Belgium	Leased	Office; production	2,848.25 sq. m.	October 31, 2030
Plymouth, Michigan, United States	Owned	Office; production; parking	3.89 acres	N/A
Ann Arbor, Michigan, United States	Leased	Office; production	2,771 sq. ft.	April 30, 2028
	Leased	Office	1,030 sq.ft	December 31, 2026
Lexington, KY, United States	Leased	Office	1,872 sq. ft.	August 31, 2027
Lafayette, CO, United States	Leased	Office	2,218 sq. ft.	February 28, 2028
Saint Marcel les Valence, France	Owned	Office	1,100 sq. m.	N/A
Yokohama, Japan	Leased	Office	515.58 sq. m.	March 31, 2028
Kawasaki, Japan	Leased	Production	205 sq. m.	May 19, 2027
Ústí nad Labem, Czech Republic	Owned	Office; production	16,013 sq. m.	N/A
Bremen, Germany	Owned	Office	6,724 sq.m	N/A
Petaling Jaya, Malaysia	Leased	Office	13,935 sq. ft.	May 31, 2029
Paris, France	Leased	Office	564.40 sq. m.	May 31, 2028
Kyiv, Ukraine	Leased	Office	2,532.6 sq. m.	August 31, 2026 under negotiation to extend every six months (due to war conditions)
Sheffield, United Kingdom	Leased	Office	1,575 sq. ft.	No fixed end date
Southampton, United Kingdom	Leased	Office	2,046 sq. ft.	May 31, 2028
Shanghai, China	Leased	Office	426.19 sq. m.	May 31, 2028





Location	Ownership	Use	Approximate Area	Lease Expiration
Medellin, Colombia	Leased	Office	248 sq. m.	May 31, 2026
	Leased	Office	64 sq. m.	January 31, 2027
	Leased	Office	190 sq. m.	November 30, 2027
	Leased	Office	60 sq. m.	March 15, 2028
	Leased	Office	60 sq. m.	February 28, 2028
	Leased	Office	127 sq.m	May 31, 2027
	Leased	Office	120 sq.m	January 31, 2027
	Leased	Office	60 sq. m	June 30, 2026
	Leased	Office	23 sq. m	August 31, 2026
	Leased	Office	120 sq. m	August 31, 2026
Wroclaw, Poland	Owned	Office; production	2.3975 hectare	N/A
Gold Coast, Australia	Leased	Office	N/A	June 30, 2026
Milan, Italy	Leased	Office	30 sq. m.	November 30, 2027
Freiberg, Germany	Owned	Office, Production, Parking (Land)	34,273 sq. m.	N/A
	Owned	Office, warehouse, production, parking (Land)	24,243 sq. m.	N/A
Bangalore, India	Leased	Office	2,000 sq. ft.	September 30, 2027
Rio Claro, Brazil	Leased	Corporate Offices, R&D Laboratory, Production	4,092.27 sq. m.	August 5, 2029
Seoul, South Korea	Leased	Shared workspace	N/A	January 31, 2028
Zwijnaarde, Belgium	Lease	Office	189,69 sq.m	January 31, 2026
Barcelona, Spain	Lease	Office	436.94 sq.m	December 18, 2028
Delft, The Netherlands	Lease	Office	18.02 sq.m	January 31, 2026

2

Investor and
Shareholder
information

THE SHARES IN 2025

The shares of Materialise are traded on the regulated Euronext Brussels market under the symbol 'MTLS'. On December 31, 2025, the share capital of the Company amounted to EUR 4,487,050.49 represented by 59,067,186 shares.

American depositary shares, each representing one share (or a right to receive one share), registered with the Bank of New York Mellon (the ADS Depositary Bank), as depositary, and deposited with the principal Amsterdam office of ING Securities Services, Inc. (as registered from time to time, the ADSs and each an ADS) are currently admitted to trading on the Nasdaq Global Select Market (Nasdaq) under the trading symbol "MTLS".

On November 20, 2025 the Group successfully completed an additional listing of its ordinary shares on Euronext Brussels under the trading symbol "MTLS" to complement the existing Nasdaq listing of its American depositary shares (ADSs) representing ordinary shares. A listing on Euronext Brussels may give the company access to additional capital in the future if needed, and is intended to create additional liquidity options for shareholders of the Company. In addition, a listing on Euronext Brussels provides the Group with enhanced operational flexibility, including the option to initiate ADS and/or share buyback programs. No shares were offered and no capital was raised in connection with the Euronext Brussels listing.

ANALYST COVERAGE

In 2025, the following analysts were actively covering Materialise:

- Cantor Fitzgeraled – Troy Jensen;
- KBC Securities – Guy Sips; and
- Kepler Cheuvreux – Alexander Craeymeersch.

MAJOR SHAREHOLDERS

Based on the number of shares as at April 1, 2026, considering the double voting right that attaches to fully paid-up shares that have been continuously registered in the name of the same shareholder in the Company's share register for at least two years, as provided for in the Articles of Association, and transparency notifications received and information included in public filings with the SEC until April 1, 2026, the shareholder structure is as follows:

Shareholders[1]	Types of shares	Shares	% shares	% Voting rights
Wilfried Vancraen and Hilde Ingelaere[2]	Ordinary	34,328,164	58.12%	72.27%
Others	Ordinary	24,739,022	41.88%	27.73%
Total	**Ordinary**	**59,067,186**	**100.00%**	**100.00%**

Notes:

[1]   Persons holding less than 5% of the shares based on the information available to the Company are presented under "Others".

[2]   The numbers and percentages of shares set out above next to the names of Wilfried Vancraen and Hilde Ingelaere consist of (i) 110,545 shares and 27,135 ADSs held by Wilfried Vancraen, (ii) 110,545 shares and 27,135 ADSs held by Hilde Ingelaere, and (iii) 34,002,804 shares jointly held by Wilfried Vancraen and Hilde Ingelaere through Idem, a partnership ("maatschap") that is controlled and managed by Wilfried Vancraen and Hilde Ingelaere, and (iv) 50,000 ADSs jointly held (directly) by Wilfried Vancraen and Hilde Ingelaere.

As at the date of this Annual Report, the Company is controlled by Wilfried Vancraen and Hilde Ingelaere (in the sense of Article 1:14 of the BCCA).

2026 FINANCIAL CALENDAR

May 7, 2026   First Quarter 2026 Financial results

August 27, 2026   Half Year and Second Quarter 2026 Financial Results

October 28, 2026   Third Quarter 2026 Financial results



At a Glance

1.   The Group's business

2.   Investor and Shareholder Information

3.   Corporate governance

4.   Risk factors and Legal information

5.   Operating and financial review

6.   Financial statements

7.   Non-financial information (CSRD)

CMB
12312 - 2
12346 - 1
13472 - 2

3

Corporate governance

REFERENCE CODE

The Company is committed to high standards of corporate governance and relies on the Belgian Code on Corporate Governance 2020 (the **Belgian Corporate Governance Code**) as its reference code. The Belgian Corporate Governance Code can be consulted on the website of the Corporate Governance Committee (**www.corporategovernancecommittee.be**).

The Belgian Corporate Governance Code is based on a "comply or explain" approach. Belgian listed companies should comply the Belgian Corporate Governance Code but may deviate from it within the limits of Belgian law, provided that they disclose the justification for any such deviation in the corporate governance statement included in their annual report. The Company's governance deviates on some points from the provisions set out in the Belgian Corporate Governance Code. A discussion and explanation ("comply or explain") can be found below in Part 3 "Corporate Governance" – "Deviations from the Belgian code on corporate governance". More information on the Company's governance can also be found in the Corporate Governance Charter on **investors.materialise.com/corporate-governance/corporate-governance-documents**.

Further to the listing of the Company's ADSs on Nasdaq, the US Securities and Exchange Act of 1934, as amended (the Exchange Act), and the Listing Rules of the Nasdaq Stock Market are applicable to the Company. As a result, Materialise is also subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance.

BOARD OF DIRECTORS
Role

The Company has chosen the one-tier governance structure. The board of directors of the Company (the **Board of Directors** or **Board**) is vested with the power to perform all acts that are necessary or useful for the Company's purpose, except for those actions that are specifically reserved by law or the articles of association of the Company (the **Articles of Association**) to the shareholders' Meeting of the Company (the **Shareholders' Meeting**). The chair of the Board of Directors (the **Chair**), or in his or her absence, the vice chair (if appointed) or the eldest of the present directors (the **Directors**), chairs the meetings of the Board of Directors.

The exclusive powers and responsibilities of the Board of Directors include:

- to approve the Company's strategy (including its risk appetite), as recommended by the Chief Executive Officer, or CEO, and upon proposal from the Executive Committee of the Company (the **Executive Committee** or **ExCom**) and to oversee the Company's principal objectives;
- to appoint and dismiss and determine the powers and responsibilities of the Chief Executive Officer and to appoint and remove the corporate secretary;
- to satisfy itself that there is a succession plan in place for the Chief Executive Officer and the other members of the Executive Committee, and review this plan periodically;
- to choose the structure of the Executive Committee and supervise and evaluate the performance of the Executive Committee and review the realization of the Company's medium and long-term strategy;
- to appoint and dismiss members of the committees of the Board and to appoint and dismiss the chairpersons of all committees of the Board;
- to ensure that processes are in place for the orderly and timely succession of Board members;
- to monitor and review the effectiveness of the Board and its committees as well as to assess the interactions of the Board with management;
- to propose Director candidates for approval by the Shareholders' Meeting, upon recommendation of the Remuneration and Nomination Committee and to determine the selection criteria for the Directors;
- to assume ultimate responsibility for the oversight of the Company's activities and performance (including in the area of sustainability) and its compliance with laws and regulations and to monitor the internal control and risk management function in collaboration with the Audit Committee and work with the Audit Committee to ensure that the Executive Committee develops appropriate, adequate and cost-effective internal control and risk management mechanisms;



- to review, evaluate and approve the Company's budget and forecasts;
- to review, evaluate and approve the financial and operating results of the Company, including the annual, six-monthly, and if required quarterly, financial and consolidated statements, examine the financial position of any subsidiary of the Company if needed, and present at the Shareholders' Meeting a clear and complete evaluation of the Company's financial condition as prepared by the Chief Executive Officer;
- to review and approve all significant judgments concerning the application of IFRS in the preparation of the Company's financial statements upon the recommendation of the Audit Committee;
- to convene the Shareholders' Meetings and determine any resolutions to be submitted for approval, including, among other matters, resolutions relating to the allocation of annual corporate financial results, and requests to discharge the Board;
- to establish the Company's policy with respect to corporate communications, it being understood that communication on behalf of the Company to the outside world (after Board approval) is reserved to the Chair and the Chief Executive Officer, with the right of delegation; the Company's policy will ensure the integrity and timely disclosure of the Company's financial statements and other material information; and
- to approve a code of conduct (or several activity-specific codes of conduct), setting out the expectations for the Company's leadership and employees in terms of responsible and ethical behavior, and to monitor compliance with such code of conduct at least on an annual basis.

The powers and responsibilities, following the advice of the Chief Executive Officer, furthermore include:

- to appoint and dismiss the members of the Executive Committee other than the Chief Executive Officer, and to appoint and dismiss managers of foreign offices;
- to approve the annual budget and investment plans, and approve the annual plan for capital expenditure, and to approve all non-planned capital expenditure exceeding €1,000,000 in the aggregate;
- to approve finance transactions and financial commitments and related guarantees, which are not intra-group transactions or working capital facilities;

- to approve the opening, closing or transfer of subsidiaries, facilities, registered offices, operating sites, or business lines, and approve the entry into any new geographical market;
- to approve capital contributions, acquisitions (M&A) and divestments, and to approve any financial investments (shares, bonds, other financial assets);
- to approve divestiture of intellectual property rights, and to approve exclusive rights to third parties with a material impact on the operations of a business segment;
- to approve acquisitions, divestitures, transfers or mortgaging of rights in real property, or long-term leases;
- to approve procurement and supply contracts which exceed €3,000,000 in the aggregate in value, in any year; and
- to approve sales contracts or partnerships which exceed €3,000,000 in the aggregate in value, in any year.

The Board of Directors has entrusted the daily management of the Company to De Vet Management BV, represented by Brigitte de Vet-Veithen, the Chief Executive Officer, in conformity with Article 7:121 of the BCCA.

The Board of Directors, and, with respect to the daily management, one or more delegates of the daily management, may delegate special powers to one or more persons.

Composition

In accordance with Article 16 of the Articles of Association, the Board is composed of at least seven and maximum 11 members. At least three members of the Board must be independent in the sense of Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code. As at December 31, 2025, the Board was composed on ten members, of which eight are non-executive and four qualify as independent in the sense of Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code.



As long as Wilfried Vancraen and Hilde Ingelaere (spouses) and their three children, Linde, Sander and Jeroen Vancraen (together, the **Family Shareholders**) collectively hold, directly or indirectly, 20% or more of the shares, if a Family Shareholder so requests, up to six members of the Board of Directors must be appointed exclusively from a list of candidates nominated by a majority of all Family Shareholders who on the date of the appointment individually hold, directly or indirectly at least 3% of the shares. If a Director nominated by the Family Shareholders resigns or is dismissed, the resulting vacancy must be filled by a nominee proposed by the majority of the remaining Directors nominated by the Family Shareholders (if any).

Appointment of the members of the Board

The members of the Board are appointed by the Shareholders' Meeting. The members of the Board are appointed for a term of maximum four years in accordance with the Corporate Governance Charter, although Belgian law and the Articles of Association provide for a maximum term of six years, renewable by the Shareholders' Meeting.

If a seat of a member of the Board becomes vacant, the remaining Directors have the right to co-opt a Director to fill such vacancy until the next Shareholders' Meeting which will proceed to the definitive appointment of a member. In the absence of confirmation, the mandate of the co-opted Director ends at the close of such next Shareholders' Meeting, without prejudice to the regularity of the composition of the Board up to that point.

Directors are appointed by the Shareholders' Meeting following a proposal by the Board based on a recommendation of the Remuneration and Nomination Committee, as the case may be taking into account nominations by the Family Shareholders. The Remuneration and Nomination Committee will review candidacies based on predefined criteria, including independence, competence, availability, and absence of conflicts of interest.

The Board selects candidates for independent Director seats taking into account the independence criteria set out in Article 7:87 of the BCCA as provided for in the current Articles of Association. The Board will furthermore take into account the following independence criteria set out in Principle 3.5 of the Belgian Corporate Governance Code:

- not be an executive or exercising a function as a person entrusted with the daily management of the Company or a related company or person, and not have been in such a position for the previous three years before their appointment. Alternatively, no longer enjoying stock options of the company related to this position;

- not have served for a total term of more than 12 years as a non-executive Board member;

- not be an employee of the senior management (as defined in Article 19, 2° of the law of September 20, 1948 regarding the organization of the business industry) of the Company or a related company or person, and not have been in such a position for the previous three years before their appointment. Alternatively, no longer enjoying stock options of the company related to this position;

- not be receiving, or having received during their mandate or for a period of three years prior to their appointment, any significant remuneration or any other significant advantage of a patrimonial nature from the Company or a related company or person, apart from any fee they receive or have received as a non-executive Board member;

- (a) not hold shares, either directly or indirectly, either alone or in concert, representing globally one tenth or more of the Company's capital or one tenth or more of the voting rights in the Company at the moment of appointment; (b) not having been nominated, in any circumstances, by a shareholder fulfilling the conditions covered under (a);

- not maintain, nor have maintained in the past year before their appointment, a significant business relationship with the Company or a related company or person, either directly or as partner, shareholder, Board member, member of the senior management (as defined in Article 19, 2° of the law of September 20, 1948 regarding the organization of the business industry) of a company or person who maintains such a relationship;

- not be or have been within the last three years before their appointment, a partner or member of the audit team of the Company or person who is, or has been within the last three years before their appointment, the external auditor of the Company or a related company or person;



- not be an executive of another company in which an executive of the Company is a non-executive Board member, and not have other significant links with executive Board members of the Company through involvement in other companies or bodies; and
- not have, in the Company or a related company or person, a spouse, legal partner or close family member to the second degree, exercising a function as Board member or executive or person entrusted with the daily management or employee of the senior management (as defined in Article 19, 2° of the law of September 20, 1948 regarding the organization of the business industry), or falling in one of the other cases referred to in bullets 1 to 8 above, and as far as bullet 2 is concerned, up to three years after the date on which the relevant relative has terminated their last term.

If the Board decides to present for appointment as independent Director a candidate who does not meet all criteria set out in Principle 3.5 of the Belgian Corporate Governance Code, the Board will explain the reasons why it considers that such candidate is independent, in accordance with Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code. Any independent member of the Board who no longer fulfills the criteria of independence on the basis of which he or she was appointed will immediately inform the Board. The independence criteria under BCCA and the Belgian Corporate Governance Code differ from the independence criteria under Nasdaq Stock Market Listing Rules.

The members of the Board may be dismissed at any time by the Shareholders' Meeting. A member of the Board may submit his or her resignation at any time.

Diversity

In accordance with Article 7:86 of the BCCA, although the gender diversity requirement will only apply to the Company as of January 1, 2031, the Board is composed of at least one-third members of the different gender. The composition of the Board will ensure diversity in skills, backgrounds, nationalities, age and gender.

Functioning

The Board has elected among its members Wilfried Vancraen as its Chair. The responsibilities of the Chair include preparing and leading Board meetings, facilitating open discussions, ensuring adherence to governance standards, and representing the Board externally, including towards shareholders and other significant stakeholders. The Chair may not simultaneously serve as Chief Executive Officer.

The Board meets as frequently as the interests of the Company require, within 14 days following a request to that effect by two Directors or by the Chief Executive Officer. The majority of the Board meetings in any year take place at the Company's registered office in Belgium.

Executive Committee members attend the whole or any part of the Board meeting, as determined by the Board. Non-executive Board members meet at least once a year in the absence of the Chief Executive Officer and the other executives.

The meetings of the Board may also be held by teleconference, videoconference or by any other means of communication that allow the participants to hear each other continuously and to actively participate in these meetings. Participation in a meeting through the above-mentioned means of communication is considered as physical presence to such meeting. The Board may adopt unanimous written decisions.

The Board may only validly deliberate provided at least the majority of its members is present or represented. If this quorum is not reached due to conflicts of interest, the Board of Directors may nevertheless validly deliberate and resolve, provided that at least two Directors are present. If the quorum requirement of a majority of the members is not met, a new meeting must be convened. The second meeting may validly deliberate and resolve on the items on the agenda of the first meeting, regardless of the number of Directors present or represented, it being understood that at least two Directors must be present. The decisions of the Board are validly adopted by a simple majority of votes. In the event of a tie, the Chair has a casting vote.



Evaluation of the Board

The Board will evaluate at least every three years its performance, its size, its composition, its functioning and that of its committees and its interaction with the Executive Committee. The evaluation is carried out through a formal process in accordance with a methodology approved by the Board.

Current members of the Board

On December 31, 2025, the Board was composed as follows (which composition did not change until the date of this Annual Report) (each, a **Director**).

Name	Position	Director since	Expiry of mandate[1]	Board committee membership
Wilfried Vancraen	Founder & Chair of the Board	1990	2026	
Peter Leys	Director	2013	2026	Remuneration and Nomination Committee (Chair)
A Tre C BV, permanently represented by Johan De Lille	Director	2006	2026	Audit Committee (Chair)
Hilde Ingelaere	Director	1997	2026	
Sander Vancraen	Director	2020	2026	
Jürgen Ingels	Director	2013	2026	Audit Committee
Marleen Mannekens	Director	2025	2026	Audit Committee
Godelieve Verplancke	Director	2015	2026	Remuneration and Nomination Committee
Bart Luyten	Director	2017	2026	Remuneration and Nomination Committee
Volker Hammes	Director	2018	2026	

[1] The current term of all mandates is one year; expiring at the end of the annual Shareholders' Meeting of 2026. The list of candidates for appointment at the Shareholders' Meeting on June 26, 2026 will be finalized for inclusion in the proposed resolutions of the general assembly.

Bart Luyten, Volker Hammes, Godelieve Verplancke and Marleen Mannekens qualify as independent Directors under Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code as well as Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Listing Rules. The independence criteria under BCCA and the Belgian Corporate Governance Code differ from the independence criteria under Nasdaq Stock Market Listing Rules. In particular, under Principle 3.5 of the Belgian Corporate Governance Code that will be applicable to the Company as of the Listing, A Tre C BV (permanently represented by Johan De Lille) and Jürgen Ingels are no longer deemed independent by virtue of their term of office exceeding 12 years. However, the Nasdaq Stock Market Listing Rules do not have a similar requirement, and the Board has determined that A Tre C BV (permanently represented by Johan De Lille) and Jürgen Ingels continue to be independent under the Nasdaq Stock Market Listing Rules.

The following is a brief summary of the business experience of the current members of the Board of Directors.



Wilfried Vancraen
Chair of the Board

Wilfried Vancraen has served as one of the Directors since founding the Company in July 1990. Wilfried Vancraen previously served as the Company's Chief Executive Officer from July 1990 until December 31, 2023. Wilfried Vancraen previously worked as a research engineer and consultant at the Research Institute of the Belgian Metalworking Industry, where he was introduced to 3D printing. Passionate about this new technology and firm in his belief that it could help create a better and healthier world, he founded Materialise in July 1990. Wilfried Vancraen holds several patents related to the technical and medical applications of 3D printing and remains committed to using the technology to make positive changes in people's lives. In recent years, Wilfried Vancraen has been awarded the RTAM/SME Industry Achievement Award, the highest honor in the 3D printing industry, has been selected as the most influential person in additive manufacturing by industry professionals and TCT Magazine, and has been listed one of the five leading players in his sector by the Financial Times. He is also the recipient of a 2013 Visionaries! Award from the Museum of Art and Design in New York. Wilfried Vancraen holds a Master of Science in Electro-Mechanical Engineering and a Master in Business Administration from KU Leuven. Wilfried Vancraen was chosen in the TCT Hall of Fame in 2017 for his contributions to the 3D printing industry. In 2018, he was chosen by the Additive Manufacturing Users Group (AMUG) as the Innovators Showcase and received the Industry Dino Award. In 2019, Wilfried Vancraen was appointed as a faculty honorary professor at the Faculty of Engineering, KU Leuven on the recommendation of the Department of Mechanical Engineering because of his role as founder and CEO of the Company.

Peter Leys
Non-executive member of the Board

Peter Leys has served as one of the Directors since 2013. Peter Leys previously served as the Company's executive chairman from 2013 until December 31, 2023. Previously, from 1990 to 2013, Peter Leys was at the Brussels office of Baker & McKenzie CVBA, where he focused on mergers and acquisitions and capital markets. Peter Leys holds a Candidacy Degree in Philosophy from KU Leuven and Master of Law degrees from KU Leuven and the University of Georgia.

Johan De Lille
Non-executive member of the Board

Johan De Lille has permanently represented A Tre C BV as one of the Directors since July 2006. Johan De Lille started his professional career as an auditor at Arthur Andersen LLP in 1988. In 1994, he became Vice President & Group Controller of Ackermans & van Haaren NV, a Belgian public holding company. In 1999, he became Chief Financial Officer of Easdaq/Nasdaq Europe and took on the role of Chief Financial Officer of Option NV, a Belgian public technology company, in 2001. Johan De Lille joined Delhaize Group, a Belgian public company, as Vice President & Controller in September 2002, and later became Chief Internal Auditor of the Delhaize Group in August 2006, and Chief Financial Officer of Delhaize Belgium in January 2009. Since 2013, Johan De Lille has acted as Chief Financial & Information Officer of BMT Group, an industrial family owned holding company active in high-precision machining. In 1988, Johan De Lille was the award winner for the best final paper of the Department of Economics from KU Leuven. In 2010, he received the CFO Magazine Award for the Best Finance Team of the year for Working Capital in Belgium. Johan De Lille holds a Master's degree in Economics, with a major in Econometrics and Mathematical Economics, from KU Leuven.

Hilde Ingelaere
Member of the Board

Hilde Ingelaere co-founded Materialise in 1990, together with Wilfried Vancraen, and has served as one of the Directors since 1997. In her early years at Materialise, Hilde Ingelaere managed several staff departments including human resources, finance and legal, and she served as Executive Vice President of Materialise until December 31, 2023. Hilde Ingelaere continues to play an important role in supporting the Company's South American operations and in strategic negotiations with a focus on partnerships. Prior to joining Materialise, Hilde Ingelaere conducted cardiovascular clinical research at Bristol-Myers Squibb from 1986 to 1989. She then worked as a business analyst with Plant Genetic Systems from 1989 to 1992. Hilde Ingelaere holds a Master's degree in Bioengineering from KU Leuven, where she focused on Biotechnology, and a Master's degree in Business Administration from KU Leuven.



Sander Vancraen
Non-executive member of the Board

Sander Vancraen has served as one of the Directors since 2020. Sander Vancraen holds a Bachelor's degree in Aerospace Engineering from Delft University of Technology, with a thesis on a GES (Gravity Explorer Satellite), providing data on temporal changes in Earth's gravity field for scientific use at low cost. He also holds a Master's degree in Aerospace Engineering, track Space Exploration, from Delft University of Technology, with a thesis on aCOTS GNSS Receiver, testing of an onboard receiver for the Indian Space Research Organization. In 2013, he did a three month internship at Materialise USA in Plymouth, MI, supporting the clinical engineering team. From 2013 to 2018, he managed a guesthouse, Intermezzo. Since October 2018, he has been a design engineer for the EASA DOA of TUI fly, a charter airline.

Jürgen Ingels
Non-executive member of the Board

Jürgen Ingels has served as one of the Directors since November 2013. Jürgen Ingels is Founder and Managing Partner of Smartfin, a growth stage private equity fund that was set up in December 2014. In October 2014, Jürgen Ingels sold Clear2Pay NV/SA, a global innovative payments software technology company he founded in 2000, to FIS Global. The clients of Clear2Pay include global and major regional financial institutions such as ING Group, Banco Santander, S.A., Crédit Agricole S.A., BNP Paribas, The US Federal Reserve, Royal Bank of Scotland, The People's Bank of China. Jürgen Ingels started his career in private equity in 1997 at Dexia NV/SA, where his role was focused on investing in technology companies. Jürgen Ingels currently serves as a director i.a. on the Board of Directors for Projective Group NV, Willemen Groep, Ghelamco NV and Warehouses De Pauw NV. In 2015, Jürgen Ingels co-founded The Glue, a provider of infrastructure solutions for financial institutions. In 2018, Jürgen Ingels founded Scale-Ups.eu and has since the same year organized Supernova, a four-day technology event in Antwerp with over 30,000 visitors. Jürgen Ingels holds a Master's degree in Business Administration and a Master's degree in Political and Social Sciences from the University of Antwerp.

Marleen Mannekens
Non-executive member of the Board

Marleen Mannekens was elected as a new independent Director of Materialise NV since 2025. Marleen Mannekens has served as a financial counselor since November 2024, and previously, as a Partner at Grant Thornton Belgium from April 2021 to October 2024. Marleen Mannekens also serves as a guest-professor at Vives University of Applied Sciences since September 2024, a guest-professor at Ghent University since September 2023, and a guest-professor at Karel de Grote Hogeschool since September 2016. Further, from November 2012 to September 2020, Marleen Mannekens served as an Assurance Partner at Ernst & Young LLP. Marleen Mannekens serves as a member of the board of directors and audit committee of Euler Hermes North America Insurance Company (an affiliate of Alliance Trade), since October 2024 and as a director and chairperson of the audit and risk committee of Euler Hermes SA (commercial name Alliance Trade) since January 2020 and of Euler Hermes Group SAS since July 2021. She is also a member of the board of directors and member of the audit committee and finance committee of AZ Alma, a regional hospital, since January 2024 and a director of "Patronale Dienst voor Organisatie en Kontrole van de Bestaanszekerheidsstelsels" since June 2023. Marleen Mannekens is a member of several technical committees at the Belgian Institute of chartered accountants (IBR/IRE) and was recently appointed as vice chair of the ICCI, which is a Foundation for information and research for public accountants. Marleen Mannekens holds a Master's degree in Business Engineering from Solvay Business School and a Master's degree in Tax Management from Solvay Brussels School of Economics and Management.



Godelieve Verplancke
Non-executive and independent member of the Board

Godelieve Verplancke has served as one of the Company's independent Directors since June 2015. Godelieve Verplancke began her career in 1984 with The Beecham Group (now part of GlaxoSmithKline), and has since held key management positions with Merck & Co., as well as Bristol-Myers Squibb, where she served as Managing Director, leading their Belgian/GDL subsidiary until 2012. Godelieve Verplancke has also served as a board member for Brussels-based Europe Hospitals, the Imelda Hospital in Bonheiden, the Euronext fund, Quest for Growth, MDxHealth and the Stichting tegen Kanker. She is also the founder and managing director of Qaly@Beersel, an elderly care center in Belgium. In addition to being a medical doctor (MD – KU Leuven), Godelieve Verplancke holds a postgraduate degree in Economics and a Master in Business Administration from the University of Antwerp. She has also completed courses at INSEAD, CEDEP, Columbia University and the Vlerick Business School, and is a certified Executive Coach (PCC).

Bart Luyten
Non-executive and independent member of the Board

Bart Luyten has served as one of the Company's independent Directors since June 2017 and also previously served as representative of one of the Directors from 2012 to 2015. Bart Luyten is Founder and Managing Partner of SmartFin, a private equity fund platform investing in early- and growth stage technology companies through four investment entities under the SmartFin brand. Previously, Bart Luyten was the Founder and Managing Director of Sniper Investments NV, a B2B technologies fund that was set up in 2010. Bart Luyten has experience as Investment Director of Partners At Venture, Managing Partner of Privast Capital Partners and General Partner of Nausicaa Ventures, all Belgian-based private equity and venture capital funds with a focus on B2B technology investments. Bart Luyten currently holds positions on the boards of directors of a number of European B2B technology companies such as Betty Blocks and Eyesee. Bart Luyten holds a Master of Science degree in Applied Economics from the University of Antwerp and a postgraduate Master's degree in SME management from VIZO Brussels.

Volker Hammes
Non-executive and independent member of the Board

Volker Hammes has served as one of the Company's independent Directors since November 2018. Volker Hammes has served as a Managing Director of BASF New Business GmbH, a subsidiary of BASF SE, the German chemical conglomerate (FWB: BAS), since January 2016 as well as first as Managing Director and then as chairman of BASF 3D Printing Solutions GmbH, another subsidiary of BASF, since August 2017 and June 2019 respectively. Between 2012 and 2016, Volker Hammes also served as director or officer of various BASF affiliates, including as Chief Executive Officer and Managing Director, Head of Business Center Turkey, Middle East and North Africa of BASF Turk Kimya San. Ltd. Sti. In addition, Volker Hammes has served as a director on the Board of Directors of the former company Essentium Inc. and of Evolve Additive Solutions, both providers of industrial 3D printing solutions, since December 2017 and January 2021 respectively and until 2024. Volker Hammes holds a Master of Science degree in Mechanical Engineering, Polymer Technology from RWTH Aachen.



Activity report of the Board

During 2025, 13 meetings of the Board were held. The table below sets out the attendance to the meetings of the Board for each Director.

Name	Attendance
Wilfried Vancraen (Chairman)	13 out of 13 meetings
Peter Leys	13 out of 13 meetings
A Tre C BV, permanently represented by Johan De Lille	11 out of 13 meetings
Hilde Ingelaere	13 out of 13 meetings
Sander Vancraen	13 out of 13 meetings
Jürgen Ingels	10 out of 13 meetings
Marleen Mannekens (director as from 7 June 2026)	9 out of 9 meetings
Godelieve Verplancke	13 out of 13 meetings
Bart Luyten	12 out of 13 meetings
Volker Hammes	13 out of 13 meetings
Jos Vander Sloten (director until 7 June 2026)	2 out of 4 meetings

In 2025, the Board met in relation to the preparation of the annual and extraordinary Shareholders' Meeting held on June 3, 2025 and the extraordinary Shareholders' Meeting on November 14, 2025. The Board's regular meeting schedule is for meetings to be held twice per quarter: a first one to discuss strategic topics, a second one to discuss the financial results of the preceding quarter and approve the press release released prior to the earnings call. In addition to these eight meetings, the Board's additional meetings were convened to discuss matters with respect to the preparation of the Company's Euronext listing and the Company's share buy-back program. ExCom members attend the whole or any part of the Board meeting, as determined by the Board. Non-executive Board members meet at least once a year in the absence of the Chief Executive Officer and the other executives.

COMMITTEES OF THE BOARD OF DIRECTORS

Pursuant to the Articles of Association, the Board of Directors may form committees from among its members and charge them with the performance of specific tasks. The committees' tasks, authorizations and processes are determined by the Board of Directors. Where permissible by law and the Articles of Association, important powers of the Board of Directors may also be transferred to committees.

Audit Committee

The Board has established an Audit Committee (the **Audit Committee**). Pursuant to Article 7:99 of the BCCA and the relevant principles of the Belgian Corporate Governance Code, the Audit Committee is composed of at least three non-executive Directors, including at least one independent Director and at least one Director with expertise in accounting and audit, who have collective expertise in the domain of the Company's activities. At the date of this Annual Report, the composition of the Audit Committee is in line with Article 7:99 of the BCCA and Principle 4.3 of the Belgian Corporate Governance Code. The Audit Committee consists of three (non-executive) members: A Tre C BV (permanently represented by Johan De Lille) (Chair of the Audit Committee), Jürgen Ingels and Marleen Mannekens. Marleen Mannekens qualifies as independent under Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code as well as Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Listing Rules, and Johan De Lille, Jürgen Ingels and Marleen Mannekens each qualify as an "expert in accounting and audit" as defined under Article of the 7:99 BCCA and as an "audit committee financial expert" as defined under the Exchange Act, as evidenced by the different senior management and director mandates that they have held in the past and currently hold.

The members of the Audit Committee appoint a chair, who cannot be the Chairman of the Board.



The Audit Committee assists the Board of Directors in overseeing the Company's accounting and financial reporting processes and the audits of the Company's financial statements, and reports the results of its activities to the Board of Directors. The policies and procedures of the Audit Committee shall remain flexible to allow it to respond in a timely way to the needs of a professional environment in constant change. In particular, the responsibilities of the Audit Committee include:

External auditors: The Audit Committee oversees the nomination, compensation, retention, and work of the external auditors, who report directly to the Audit Committee. It pre-approves all audit and permitted non-audit services and may delegate pre-approval to designated members with subsequent reporting. At least annually, the Audit Committee reviews the independence, qualifications, and quality control procedures of the external auditors, including partner rotation and any relationships that could affect objectivity. The Audit Committee takes appropriate action to ensure the external auditor's independence and compliance with applicable laws and regulations.

Financial statements and annual audit: The Audit Committee meets with management and the external auditors to review the scope, staffing, and results of the annual audit, significant accounting judgments, internal controls, off-balance sheet arrangements, and the impact of regulatory and accounting initiatives. It reviews and discusses the annual and interim financial statements, including key disclosures and the results of the audit, as well as any significant audit issues, difficulties, or disagreements with management. The Audit Committee ensures the external auditors have communicated required matters under applicable auditing standards and confirms their independence. Based on these reviews, the Audit Committee may recommend to the Board that the audited financial statements be included in the Company's annual report.

Internal control over financial reporting: The Audit Committee reviews management's assessment of the effectiveness of internal controls, discusses any material weaknesses or significant deficiencies and remediation plans, evaluates related disclosures, and consults with the external auditors on their assessment. It also oversees management's process for certifications under Section 302 of the Sarbanes-Oxley Act of 2002 and any material changes in internal controls.

Internal audit: The Audit Committee recommends the appointment or replacement of the internal auditor and periodically meets with the internal auditor to review responsibilities, staffing, significant reports, and management's responses.

Other powers and responsibilities: The Audit Committee reviews earnings releases, financial guidance, and correspondence with regulators, as well as legal matters that could materially affect the financial statements. The Audit Committee oversees procedures for employee reporting of accounting or auditing concerns, investigates submissions, and reports periodically to the Board. At least annually, the Audit Committee evaluates its own performance and reviews the Audit Committee charter, recommending changes to the Board as appropriate.

The Audit Committee meets at least once during each fiscal quarter and more frequently as it deems desirable. The Audit Committee periodically meets separately with the ExCom, the Company's external auditor, the Company's (other) independent auditor and the Company's internal auditor, if any. During 2025, five meetings of the Audit Committee were held. The table below sets out the attendance to the meetings of the Audit Committee for each member.

Name	Attendance
A Tre C BV (permanently represented by Johan De Lille)	4 out of 5 meetings
Jürgen Ingels	2 out of 5 meetings
Marleen Mannekens (as from 24 June 2025)	2 out of 3 meetings
Bart Luyten (until 24 June 2025)	2 out of 2 meetings

Furthermore, the external auditor has attended the Audit Committee on two occasions. In principle, the CFO, group controller and the director of internal audit are invited to the meetings of the Audit Committee, unless the chair of the Audit Committee or a majority of the members of the committee decide to meet in closed session, and the Audit Committee may invite other people to attend its meetings at its discretion.



In 2025, the Audit Committee met in relation to the internal controls on financial reporting and the progress of the Internal Audit testing in that respect, the financial reporting work done by the Company's finance teams, accounting matters, and the analysis of the financial results and report on this analysis to the Board.

Remuneration and Nomination Committee

The Board has established a Remuneration and Nomination Committee (the **Remuneration and Nomination Committee**). Pursuant to Article 7:100 of the BCCA and the relevant principles of the Belgian Corporate Governance Code, the Remuneration and Nomination Committee is composed of at least three non-executive Directors, of which the majority are independent Directors, and have expertise in remuneration policy. In accordance with Principle 4.20 of the Belgian Corporate Governance Code, the Board has opted for a combined Remuneration and Nomination Committee. At the date of this Annual Report, the composition of the Remuneration and Nomination Committee is in line with Article 7:100 of the BCCA and Principles 4.3, 4.17 and 4.19 of the Belgian Corporate Governance Code. The Remuneration and Nomination Committee consists of three (non-executive) members: Peter Leys (Chair of the Remuneration and Nomination Committee), Bart Luyten and Godelieve Verplancke. Bart Luyten and Godelieve Verplancke each qualify as independent under Article 7:87 of the BCCA and Principle 3.5 of the Belgian Corporate Governance Code as well as Rule 10A-3 of the Exchange Act and the Nasdaq Stock Market Listing Rules.

The Remuneration and Nomination Committee recommends the level of remuneration for Directors and Executive Committee members, sets and revises, from time to time, the rules and level of compensation for Directors carrying out a special mandate or sitting on one or more of the Board Committees (including the mix of base salary, short-term, long-term incentive compensation and severance payments), and the rules for reimbursement of Directors' business-related out-of-pocket expenses. The Remuneration and Nomination Committee makes proposals to the Board on the annual review of the ExCom's performance and on the realization of the Company's strategy against agreed performance measures and targets. The Remuneration and Nomination Committee prepares the remuneration report of the Company and explains the remuneration report of the Company at the Shareholders' Meeting.

The Remuneration and Nomination Committee also guides the Board of Directors on selecting the best possible leaders for the Company, identifies qualified people, safeguards the number of independent directors and recommends any director candidates for nomination by the Board and appointment by the Shareholders' Meeting. The Remuneration and Nomination Committee ensures that sufficient and regular attention is paid to the succession of executives and that appropriate talent development programs and programs to promote diversity in leadership are in place.

The recommendations of the Remuneration and Nomination Committee are subject to approval by the Board of Directors and if required by law, subsequently, by the Shareholders' Meeting.

The Remuneration and Nomination Committee ensures that Directors align with the Company's vision. All active and prospective Directors are expected to embody and uphold the key principles of innovation, long-term success, partnership mindset and commitment to strong succession.

The Remuneration and Nomination Committee meets at least twice a year and whenever necessary or desirable to achieve its duties and responsibilities. During 2025, two meetings of the Remuneration and Nomination Committee were held. The table below sets out the attendance to the meetings of the Remuneration and Nomination Committee for each member.

Name	Attendance
Peter Leys (since 23 September 2025)	1 out of 1 meeting
Bart Luyten (as from 24 June 2025)	1 out of 1 meeting
Godelieve Verplancke	2 out of 2 meetings
Hilde Ingelaere (until 23 September 2025)	1 out of 1 meeting
Jos Vander Sloten (until 24 June 2025)	1 out of 1 meeting



In 2025, the Remuneration and Nomination Committee met in relation to the compensation of the members of the Board and the compensation of the CEO and other members of the Executive Committee.

EXECUTIVE COMMITTEE
Role and composition of the Executive Committee
The Executive Committee is, at the date of this Annual Report, composed of eight members, as further described below. The Board of Directors has entrusted the CEO with the daily management of the Company. The CEO reports directly to the Board. The Executive Committee supports the CEO in the daily management of the Company and in the implementation of the corporate strategy as defined by the Board. The members of the Executive Committee other than the CEO report to the CEO. In particular, the responsibilities of the Executive Committee include:

- running the Company;
- putting internal controls in place (i.e. systems to identify, assess, manage and monitor financial and other risks) without prejudice to the Board's monitoring role, based on the framework approved by the Board;
- presenting to the Board a complete, timely, reliable and accurate Company financial statements, in accordance with the applicable accounting standards and policies of the Company;
- preparing the Company's required disclosure of the financial statements and other material financial and non-financial information;
- presenting the Board with a balanced and understandable assessment of the Company's financial situation; and
- providing the Board with all information necessary in a timely fashion for the Board to carry out its duties.

On December 31, 2025, the ExCom is composed as follows[1] (which composition did not change until the date of this Annual Report).

Name	Position
Seaquence BV, represented by Johan Pauwels	Executive Vice President, Chief Operating Officer (COO)
BEspired BV, represented by Bart Van der Schueren	Chief Strategy and Technology Officer (CSTO)
Finstraco BV, represented by Koen Berges	Chief Financial Officer (CFO)
De Vet Management BV, represented by Brigitte de Vet-Veithen	Chief Executive Officer (CEO)
Level5 BV, represented by Jurgen Laudus	Vice President, Materialise Manufacturing Segment
Super Mare & Park BV, represented by Carla Van Steenbergen	Executive Vice President, Director Corporate Affairs and Secretary to the Board
Nika Tech BV, represented by Udo Eberlein	Vice President, Software Segment
GloMAICo BV, represented by Koen Peters	Vice President, Medical Segment

Set out below are brief biographies of each of the members of the Executive Committee.



1   As at the date of this Annual Report, Valérie Nerinckx serves as interim CHRO, but does not qualify as a permanent member of the Executive Committee.

Johan Pauwels
Executive Vice President & Chief Operating Officer (COO)



Johan Pauwels, as permanent representative of Seaquence BV, has served as an Executive Vice President and Chief Operating Officer of the Company since January 2011 and has been with the Company since the Company's founding. In 1990, Johan Pauwels completed his Master's thesis on stereolithography on the very first 3D printing machine at Materialise. After graduating in 1991, Johan Pauwels stayed on with the Company, focusing on software development to support the Company's 3D printing services. Throughout his career with the Company, Johan Pauwels has held several positions, including Software Sales Manager and Director of Sales, and is currently an Executive Vice President responsible for global sales organization and the Company's sales offices around the world. As of 2021, Johan Pauwels is also the Chief Operating Officer of the Company. Johan Pauwels holds a Master's degree in Electro-Mechanical Engineering from KU Leuven.

Bart Van der Schueren
Chief Strategy and Technology Officer (CSTO)



As permanent representative of BEspired BV, Bart Van der Schueren serves as Chief Strategy and Technology Officer since January 2024. Prior to joining the Company, Bart Van der Schueren was at KU Leuven as a liaison engineer for the newly founded Company while founding the research activities in 3D printing at the KU Leuven, where he obtained a PhD in selective laser melting. In 1995, Bart Van der Schueren joined the Company and ran the service bureau to grow it from a regional player to one of the most prominent AM facilities in Europe. Since 2018, Bart Van der Schueren assumed the responsibility of Chief Technology. Between February 2022 and November 2023 he temporarily assumed the role of Vice President of the Software Segment. Bart Van der Schueren holds a PhD in Selective Laser Metal Sintering and a Master's degree in Mechanical Engineering from KU Leuven.

Koen Berges
Chief Financial Officer (CFO)



Koen Berges, as permanent representative of Finstraco BV, has served as the Company's Chief Financial Officer since May 2023. Koen Berges brings more than 20 years of experience in financial leadership positions in various business environments ranging from large multinational corporations to leading family holdings and to fast-growing private equity-backed services companies. Koen Berges joined Materialise from Cheops Technology NV, a managed service provider in secure IT infrastructures and cloud computing, where he served as Chief Financial Officer and where he was also a member of the Executive Committee from May 2019 until April 2023. Koen Berges started his professional career at PwC Consulting and subsequently also held various international finance leadership roles at ExxonMobil and investment group Alcopa. Koen Berges holds a Master of Science in Business Engineering, International Management from the University of Antwerp.





Brigitte de Vet-Veithen
Chief Executive Officer (CEO)



Brigitte de Vet-Veithen represents De Vet Management BV and has served as the Company's Chief Executive Officer since January 2024. Prior to that Brigitte De Vet-Veithen served as Vice President of the Materialise Medical segment since June 2016. Brigitte de Vet-Veithen has more than 20 years of experience in the Healthcare and Life Sciences Sector. She has worked in various management roles for Johnson & Johnson, ultimately serving as Vice President for the EMEA region of Cordis Neurovascular and General Manager of Cordis in Germany. Before joining Materialise she has held various leadership roles as representative of De Vet Management BV including the role of Chief Executive Officer of Acertys group, a provider of medical devices, software, services and supplies to hospitals and medical professionals. Brigitte de Vet-Veithen holds a Master of Business Administration with a Major in Engineering from HEC Liege and an MBA from INSEAD.

Jurgen Laudus
Vice President, Materialise Manufacturing Segment



Jurgen Laudus, as permanent representative of Level5 BV, serves as Vice President of the Company's Materialise Manufacturing segment. Jurgen Laudus joined the Company in August 2001 as project manager and continued to the Company's UK office to become Rapid Tooling manager in 2003. For two years, Jurgen Laudus was responsible for both the Company's Rapid Tooling sales support and production management. In 2005, Jurgen Laudus returned to Belgium to become international production manager for the Company's additive manufacturing services and later on sales manager, playing an active role in the growth of the additive manufacturing production activities of Materialise. Jurgen Laudus holds a Master of Science degree in Engineering from the KU Leuven.

Carla Van Steenbergen
Executive Vice President, Director Corporate Affairs and Secretary to the Board



Carla Van Steenbergen, as permanent representative of Super Mare & Park BV, has served as the Company's in-house counsel since 2003, and her role has gradually evolved into the Company's Chief Legal Officer. Carla Van Steenbergen is a member of the Executive Committee in addition to being secretary to the Board of Directors. In addition to these roles, since 2024, Carla Van Steenbergen assumed responsibility for the Company's procurement department and its M&A and partnerships activities. Carla Van Steenbergen graduated from the law faculty of KU Leuven in 1999. After having worked for three years at Brussels' based law firm Marx Van Ranst Vermeersch & Partners, she temporarily moved to London to earn a LLM degree at King's College London.

Udo Eberlein
Vice President, Software Segment



Udo Eberlein, the representative of Nika Tech BV, has served as the Company's Vice President of Software, since November 2023. Prior to that, in February 2021, Udo Eberlein co-founded Goldn, an online working space for cosmetic creators and suppliers and since April 2023, he also serves in Chemovator supporting startups in their business journey. Udo Eberlein is a seasoned software technology executive with successfully building and leading large and mid-scale technology organizations in complex global markets. Throughout his career, he has acquired a diverse range of skills and accomplishments spanning various fields, such as internet services, digital transformation, digital media software, IoT, SaaS, marketplaces, corporate development, strategic advisory, and venture capital, among others. He holds a degree in Logistics and Business Administration from Stuttgart University.

Koen Peters
Vice President, Medical Segment



Koen Peters, the representative of GloMAICo BV, has served as the Vice President of the Company's Medical business unit since January 2025. In this role, Koen Peters oversees global operations, R&D, sales, and marketing activities, driving sustainable growth and performance for the Medical business unit. Before joining Materialise, Koen Peters spent 18 years at Eli Lilly & Company from 2006 to 2024, where he held various global, regional and affiliate leadership positions across Japan, Germany, the United States, Belgium, and the Netherlands. He has extensive expertise in the healthcare industry, including pharmaceutical product launches, strategic marketing, product life cycle management, alliance management, and commercial execution in therapeutic areas such as diabetes, obesity, cardiometabolic, and immunology. Earlier in his career, Koen Peters gained significant experience in the technology sector, working at Alcatel Bell (now Nokia) and Scanfil. Koen Peters holds an MSc in Business Engineering from Hasselt University and an MBA from INSEAD (Fontainebleau/Singapore).

Activity report
The ExCom meets on a bi-weekly basis and discusses items related to human resources, strategy and operational performance and delivery, market trends, R&D developments, business development and the monitoring of the Company's financial results versus the budget.



CONFLICTS OF INTEREST

Pursuant to the Corporate Governance Charter, in the event that certain conflicts of interest arise with a member of the Board, a shareholder or other Group company, the Board is required to implement the specific procedures of conflict resolution set out in Articles 7:96 and 7:97 of the BCCA. Each member of the Board and the Executive Committee is required to always act without conflicts of interest and put the interests of the Company before his or her individual interests. Each member of the Board and the Executive Committee is required to always arrange his or her personal and business affairs so as to avoid direct and indirect conflicts of interest with the Company.

All members of the Board are required to inform the Board on conflicts of interest once they arise. If the conflict of interest is of a proprietary nature, they must abstain from participating in the discussions and deliberations on the matter involved, in accordance with Article 7:96 of the BCCA. If the conflict of interest is not covered by the provisions of the BCCA, and involves a transaction or contractual relationship between the Company or one of its related entities on the one hand, and any member of the Board or the Executive Committee (or a company or entity with which such member of the Board or the Executive Committee has a close relationship) on the other hand, such member must inform the Board of the conflict. The Board is under an obligation to check that the approval of the transaction is motivated by the Company's interest only and that it takes place at arm's length.

In all cases involving a conflict of interest not covered by Article 7:96 of the BCCA, the Board member affected by the conflict of interest is required to judge whether he or she should abstain from participating in the discussions of the Board and the vote.

In 2025 and in the period from January 1, 2026 up to 27 March 2026, two Directors declared a conflict of interest. During the Board meeting of 27 March 2026, a conflict of interest was declared in relation to the proposed reimbursement of costs incurred in connection with the conversion of American Depositary Shares (ADSs) into dematerialised shares of the Company tradable on Euronext Brussels. Specifically, Mr. Wilfried Vancraen and Ms. Hilde Ingelaere, in their capacity as directors of the Company, each declared a direct proprietary interest conflicting with the interests of the Company, as they had personally borne conversion fees charged by the depositary bank (The Bank of New York Mellon) in relation to the conversion of ADSs into dematerialised shares in the context of the liquidity facility. In accordance with the applicable procedure under Article 7:96 of the BCCA, Mr. Vancraen and Ms. Ingelaere disclosed the nature of their conflict of interest to the Board of Directors and withdrew from the meeting prior to the deliberation and vote on this agenda item. They did not participate in either the deliberation or the decision-making. The relevant extract from the minutes of the Board meeting of 27 March 2026 reads as follows:

"The Board of Directors notes that Mr. Wilfried Vancraen and Ms. Hilde Ingelaere, in their capacity as directors of the Company, have a direct proprietary interest that conflicts with the interests of the Company within the meaning of Article 7:96 of the Belgian Code of Companies and Associations, in connection with the proposed decision to reimburse certain costs personally incurred by them in relation to the conversion of American Depositary Shares (ADSs) into dematerialised shares of the Company tradable on Euronext Brussels, in the context of the liquidity facility. Mr. Wilfried Vancraen and Ms. Hilde Ingelaere declare that these costs relate to the conversion fees per ADS charged by the depositary bank (The Bank of New York Mellon), in accordance with the applicable arrangements with such bank.

In accordance with Article 7:96 of the Belgian Code of Companies and Associations, Mr. Wilfried Vancraen and Ms. Hilde Ingelaere disclose the nature of this conflict of interest to the Board of Directors and leave the meeting prior to the deliberation and decision-making on this agenda item. They do not participate in the deliberation or the vote.



The Board of Directors then discusses, in the absence of Mr. Wilfried Vancraen and Ms. Hilde Ingelaere, the proposed reimbursement of the above-mentioned costs. The Board notes that:

- the costs in question arise from the conversion of ADSs into shares tradable on Euronext Brussels in the context of the liquidity facility;
- this conversion contributes to enhancing the liquidity of the Company's shares on Euronext Brussels;
- the reimbursement is limited to the conversion costs effectively borne by Mr. Wilfried Vancraen and Ms. Hilde Ingelaere, as charged by the depositary bank, and does not entail any additional benefit.

The Board is of the opinion that the proposed reimbursement is made on arm's length terms and is in the interest of the Company, as it contributes to the development of a liquid market for the shares and thereby supports the attractiveness of the shares to investors.

The Board of Directors therefore resolves to approve the reimbursement of these costs."

RELATED PARTY TRANSACTIONS

The Company and its subsidiaries, in the ordinary course of business, may enter into transactions with related parties as defined under IAS 24 and the BCCA. As at the date of this Annual Report, the Group has not entered into any related party transactions except for compensation paid and benefits received in the ordinary course by members of the Board of Directors (including by Lunebeke NV with respect to Wilfried Vancraen) and the Executive Committee as a result of their positions as members of the Board or the Executive Committee or services to the Company and the transactions described below.

Article 7:97 of the BCCA which applies to the Company provides a special procedure to be followed when the Company's decisions or transactions, within the scope of the Board of Director's competence, concern relationships between the Company, on the one hand, and affiliated companies (other than subsidiaries, except where the controlling entity of the listed company also owns more than 25% in said subsidiary) of the Company, on the other hand.

No material limitations were imposed or prolonged by a shareholder that would fall within the scope of Article 7:97, §6 BCCA.

The Board of Directors has not been notified of any transaction or other contractual relationship between the Company and its Board members and/or its affiliated companies which cause a conflict of interest or related party transaction subject to Articles 7:96 and 7:97 of the BCCA, other than the transactions described below.

Lunebeke NV

Lunebeke NV resulted from the demerger of Ailanthus NV, a former shareholder of the Company that was owned and controlled by Wilfried Vancraen and Hilde Ingelaere and that was merged into the Company (the **Merger**). Prior to the Merger, Ailanthus NV had provided several loans and financial leases to the Company, including a loan at a fixed interest rate of 4.23% which matured in 2025, granted to finance the purchase of a building in France. As part of the demerger, all assets and liabilities of Ailanthus NV, other than (i) the shares of the Company and (ii) the related accounting equity components, were transferred to Lunebeke NV, including the aforementioned loan (see Note 26 (Related Party Transactions) to the Company's audited consolidated financial statements in Part 6 "Financial Statements.")

In addition, Ailanthus NV had rented apartments to the Company to accommodate employees from foreign subsidiaries visiting the Company's headquarters in Leuven. This rental activity was also transferred to Lunebeke NV following the demerger. In 2025, the Company incurred K€ 314 in rent expenses in relation to these apartments, payable to Lunebeke NV.



Indemnification Agreement

In connection with and prior to the Merger, the Company entered into an indemnification agreement with Ailanthus NV and with Wilfried Vancraen, Hilde Ingelaere and Lunebeke NV (which the Company refers to collectively as the "indemnifying parties"). Pursuant to the indemnification agreement, among other things, the indemnifying parties agreed to reimburse the Company for: (i) costs incurred by the Company in connection with the Merger, (ii) possible liabilities of the Company as a result of the Merger, and (iii) possible negative tax consequences, if any, for certain of the shareholders. The obligation to reimburse the shareholders applies to shareholders who were shareholders prior to April 30, 2021 (which the Company refers to as "qualifying shareholders").

The term of the indemnification agreement expires on December 31, 2030. However, the Company and any qualifying shareholders have the right to make claims against the indemnifying parties for a period of 10 years following the occurrence giving rise to the claim.

Registration Rights Agreement

On September 15, 2016, the Company entered into a registration rights agreement with certain holders of shares, subscription rights and convertible bonds, including certain of the Directors, senior management and consultants (the **RRA Selling Shareholders**) (the **Registration Rights Agreement**). The Company entered into the Registration Rights Agreement with the RRA Selling Shareholders because of certain administrative difficulties associated with the deposit of unregistered shares with the ADS depositary bank and to facilitate the RRA Selling Shareholders' public resales of ADSs representing their shares in the United States. In accordance with the terms of the Registration Rights Agreement, the Company filed a shelf registration statement on Form F-3 with the SEC registering the offer and resale of up to 35,032,250 ADSs, which was declared effective on September 28, 2016, and which the Company must use its reasonable best efforts to keep effective, subject to certain conditions. The Company agreed to facilitate the transfer of shares to the ADS depositary bank and the issuance and delivery of the corresponding ADSs.

The Company bears the registration-related expenses, except for sales commissions, transfer taxes, ADS depositary bank fees and the RRA Selling Shareholders' counsel fees. Other than the filing and maintenance of the shelf registration statement and the facilitation of share transfers, no further transactions have occurred under the Registration Rights Agreement.

Letter Agreement Regarding shares Issuance and Registration Rights

In connection with the Merger, the Company acquired 13,428,688 shares owned by Ailanthus NV (the **LA Existing shares**), and issued 13,428,688 new shares to Wilfried Vancraen and Hilde Ingelaere in their capacities as the sole shareholders of Ailanthus NV (the LA New shares). The LA Existing shares owned by Ailanthus NV prior to the Merger benefitted from the registration rights under the Registration Rights Agreement described above. In order to facilitate public resales by Wilfried Vancraen and Hilde Ingelaere of ADSs representing the LA New shares in the United States following the Merger, the Company entered into a letter agreement, dated December 31, 2020 (the **Letter Agreement**), with Wilfried Vancraen and Hilde Ingelaere, granting them demand and "piggyback" registration rights, subject to certain conditions. The Company bears the registration-related expenses, except for commissions, transfer taxes, ADS depositary bank fees and their counsel fees. To date, Wilfried Vancraen and Hilde Ingelaere have not exercised their registration rights under the Letter Agreement.



DEVIATIONS FROM THE BELGIAN CODE ON CORPORATE GOVERNANCE

Materialise applies the ten corporate governance principles contained in the Belgian Corporate Governance Code and complies with the corporate governance provisions set forth in the Belgian Corporate Governance Code, except in relation to the following:

Principle 7.6: "A non-executive board member should receive part of their remuneration in the form of shares in the company. These shares should be held until at least one year after the non-executive board member leaves the board and at least three years after the moment of award. However, no stock options should be granted to non-executive board members.". Non-executive Directors do not receive any portion of their remuneration in the form of shares. This deviation from Principle 7.6 of the Belgian Corporate Governance Code is justified by the Company's aim of ensuring that the Directors act in the interest of all stakeholders and not only of the shareholders. Moreover, as a company that has embraced the "built-to-last" principle, the Company's strategy and activities are driven entirely and exclusively by a long-term vision. The Company considers that its governance framework and practices already ensure Directors act towards sustainable long-term value creation; and

Principle 7.9: "The board should set a minimum threshold of shares to be held by the executives.". The Company has not set a minimum number of shares (or options or subscription rights) to be held by the members of the Executive Committee. This deviation from Principle 7.9 of the Belgian Corporate Governance Code is justified by the fact that the Executive Committee members are always driven by a long-term vision that is inextricably tied to the Company's additive manufacturing activities. Such activities can only be evaluated in the long term, as evidenced by the Company's strategy and business model. Moreover, the remuneration of the members of the Executive Committee can already be linked to the future performance of the Company by other means, such as the variable component of their remuneration and the granting of subscription rights that are valid for a term of 10 years.

In addition, pursuant to Article 19 of the Articles of Association, the remuneration granted to Directors, persons charged with daily management, and other individuals responsible for management is exempt from Article 7:91 BCCA.

As a company with a listing on Nasdaq, the Company also complies with the applicable Nasdaq Stock Market Rules and with the provisions of any applicable US capital market laws and regulations.





DIVERSITY

Materialise embraces diversity and inclusion as key drivers of innovation and long-term value creation. At the level of the Board, this is reflected in the Corporate Governance Charter (section 5) stating that the composition of the Board ensures diversity in skills, backgrounds, nationalities, age, and gender, reflecting the Company's global operations and stakeholder interests. The four first selection criteria ensure the complementarity in terms of professional skills, knowledge and experience, while the fifth criterion sets a goal to consider candidates of different gender.

In accordance with Article 7:86 of the BCCA, although the gender diversity requirement will only apply to the Company as of January 1, 2031, the Board is composed of at least one-third members of the different gender. The current Board has three (30%) female Directors and seven (70%) male Directors, with a diversity of education and professional experience.

We are committed to providing equal opportunity and fair treatment to all individuals based on merit, without discrimination because of race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability,

veteran status, or any other characteristic protected by law. This commitment is firmly embedded in our Code of Conduct and reflected in our anti-discrimination hiring policy, in place since 2021, and in our explicit rejection of any form of forced or compulsory labor in our own operations and supply chain.

Our recruitment and talent practices are designed to attract and grow a diverse pipeline of qualified candidates. We base hiring decisions on neutral, role-related criteria and maintain a formalized wage band system to guarantee "equal pay for equal work," benchmarked regularly against legal and industry standards.



REMUNERATION

Remuneration policy

Introduction

This remuneration policy (the **Remuneration Policy**) was established by the Board of Directors on October 27, 2025, upon recommendation by the Remuneration and Nomination Committee, held on October 27, 2025. It has been drafted in accordance with article 7:89/1 of the BCCA and the Belgian Code on Corporate Governance. The Remuneration Policy has been approved by the Shareholders' Meeting held on November 14, 2025.

If the Board, on the recommendation of the Remuneration and Nomination Committee, wishes to make material amendments to this Remuneration Policy, the proposal will be submitted to the approval of the Shareholders' Meeting. In any event, the Remuneration Policy will be submitted to the approval of the Shareholders' Meeting at least every three years.

The Board, on the advice of the Remuneration and Nomination Committee, may temporarily deviate from the Remuneration Policy, subject to the conditions set forth below. If deviations are granted, the Board will acknowledge and explain these deviations in the remuneration report for the financial year in question.

Scope

The Remuneration Policy applies to the remuneration of the members of the Board and the Executive Committee.

Purpose

The purpose of the Remuneration Policy is to attract and retain directors and executives with the knowledge, experience, and qualifications that are required to manage and lead the Company and to enable the Board and Executive Committee to fulfill their roles to deliver on the Company's strategy and long-term interests, support the Company's purpose and promote sustainable and continuous improvement in the Company's business.

This includes (i) producing high-quality, sustainable, and traceable results, (ii) fostering a harmonious balance between a solid financial performance and a sound sense of well-being of all our stakeholders, including our collaborators and (iii) realizing the Company's mission of using additive manufacturing to contribute to a better and healthier world.

When setting and reviewing the remuneration principles for members of the Board of Directors and the Executive Committee, the Company takes into account the working conditions of its employees. Our reward offering is designed to attract, develop, engage and retain talented people who can support us in our ambition. Our priority is to reflect, in our rewards, the strong cultural foundation shared by all our colleagues, to help drive the value creation for our stakeholders, in line with our strategy. Our reward principles, inspired by our strategy, apply across Materialise, from the CEO and Executive Committee to all our employees. As such, our reward practices and programs, as well as our yearly target setting and appraisal cycle, follow the same principles and frameworks for all our colleagues, aiming for consistency wherever possible.



Governance

Role of the Remuneration and Nomination Committee

The Remuneration and Nomination Committee advises the Board concerning the remuneration of the members of the Board and the Executive Committee. The composition, functioning and specific powers of the Remuneration and Nomination Committee are set out in the Corporate Governance Charter.

The Remuneration and Nomination Committee may also be called upon, by the Chair or by the CEO, to render advice on other topics relating to the remuneration policy of the Company.

Role of the Board of Directors

The Board of Directors establishes the Remuneration Policy for the non-executive Directors and the members of the Executive Committee on the proposal of the Remuneration and Nomination Committee, which makes proposals considering relevant market practices. Subsequently, the Board submits the Remuneration Policy to the Shareholders' Meeting for approval. Moreover, the Board ensures that the Remuneration Policy is consistent with the general remuneration context of the Company.

The Board determines the remuneration of the non-executive Directors and the members of the Executive Committee on the proposal of the Remuneration and Nomination Committee. In doing so, the Board will act in accordance with the Remuneration Policy approved by the Shareholders' Meeting, it being understood that it may deviate from this policy in exceptional circumstances and according to the procedure laid down in the approved Remuneration Policy. The remuneration of the members of the Executive Committee will be finally determined by the Board of Directors; the remuneration of the members of the Board of Directors will be subject to the approval of the Shareholders' Meeting.

The composition, functioning and specific powers of the Board of Directors are set out in the Corporate Governance Charter.

Role of the Shareholders' Meeting

The Shareholders' Meeting shall review and approve the Remuneration Policy established by the Board on the advice of the Remuneration and Nomination Committee. Moreover, the remuneration of the members of the Board will be subject to the approval by the Shareholders' Meeting.

Conflicts of Interest

Concerning the elaboration and implementation of the Remuneration Policy, the members of the Board, Executive Committee, and any employees of the Company that may be involved shall comply with the rules of conduct concerning conflicts of interest as set forth in the Corporate Governance Charter and the BCCA.

As mentioned in the Company's Corporate Governance Charter, the Directors (thus members of the Remuneration and Nomination Committee, or of any other concerned advisory committee) should act in such a manner that a conflict of interests, or the appearance of such a conflict, is avoided.

Remuneration Components

Board of Directors

The director mandate of executive Directors is not remunerated.

The remuneration of non-executive Directors consists of a fixed amount and of an amount that varies in function of the Directors' effective attendance (in person or otherwise) at the Board meetings during the quarter concerned. The remuneration of non-executive Directors is not related to the results of the Company.

Non-executive Directors who are also members of a Board committee receive an additional remuneration that can be partially fixed and partially variable (in function of their attendance (in person or otherwise)) at the meetings of the committee concerned). Given their additional responsibilities, the Chair of the Board of Directors and the chairperson of the Audit Committee of the Company receive an increased fixed amount.



Outgoing and incoming non-executive Directors are remunerated in accordance with the number of months they serve as Directors during the financial year.

The remuneration of the non-executive Directors is regularly monitored and, if appropriate, benchmarked by the Remuneration and Nomination Committee against other relevant companies. Any changes proposed by the Remuneration and Nomination Committee to the Board of Directors will, to the extent accepted by the latter, be submitted to the Shareholders' Meeting for approval.

All members of the Board are covered by directors' and officers' liability insurance (**D&O Insurance**), the premium of which is paid by the Company.

The Directors are reimbursed for reasonable and justified travel expenses and costs to the extent that these costs were reasonably incurred in the exercise of their duties.

Non-executive Directors enjoy no other benefits. They do not receive any performance-related remuneration (e.g., bonuses or share options), nor any benefits in kind or benefits linked to pension plans.

Non-executive Directors do not receive any portion of their remuneration in the form of shares in the Company. This policy deviation from Principle 7.6 of the Belgian Corporate Governance Code is justified by its aim of ensuring that the Directors act in the interest of all stakeholders and not only of the shareholders. Moreover, as a company that has embraced the "built-to-last" principle, the Company's strategy and activities are driven entirely and exclusively by a long-term vision. It considers that its governance framework and practices already ensure Directors act towards sustainable long-term value creation.

Executive Committee

The remuneration paid to the members of the Executive Committee consists of a fixed annual amount, as well as one or more of the following additional remuneration components:

1. A variable annual remuneration in cash (in function of pre-determined short-term (e.g., one year) and/or longer term (e.g., three years) targets);
2. Stock based compensation (in the form of, e.g., warrants, stock options or phantom stocks); and/or
3. A group insurance scheme and other benefits.

The members of the Executive Committee may also be directors of, or hold an office in, the Company's subsidiaries. Any remuneration received for the exercise of such a mandate or office will be reflected in the Company's remuneration report.

Fixed Remuneration

The fixed remuneration of the members of the Executive Committee may be reviewed and benchmarked by the Remuneration and Nomination Committee, at intervals that will be determined by the said committee. This assessment can be based on public data (e.g., remuneration data in annual reports of comparable companies) and/or salary studies. Possible adjustments to the fixed remuneration will be carefully considered by the Remuneration and Nomination Committee, at its discretion, and will subsequently be submitted to the Board for approval. In exceptional circumstances, the fixed remuneration may include a one-time sign-on bonus.

Variable Remuneration

The variable remuneration is, in first instance, based on financial objectives, which are reviewed and approved by the Board upon the recommendation of the Remuneration and Nomination Committee. The variable remuneration relates to the performance of the Company (or a relevant division thereof) over a one-year period but may in certain circumstances be complemented by a variable amount that will relate to the performance of the Company (or a relevant division thereof) over a longer (e.g., three-year) period.



Financial objectives include revenue (growth), profitability or other key financial performance indicators. These objectives, and in particular the relationship between revenue and profitability targets, are aligned with the Company's long-term strategy to both growth and scale in specific areas where it believes it can continue to excel and increase its market share, including through the use of its proprietary technology. These objectives are set at the beginning of each year by the Board on recommendation of the Remuneration and Nomination Committee, taking into account the short term (budget) objectives and long term (lighthouse) targets that are being prepared by the Executive Committee each year, through an approach that is both top down (based on targets provided by each business segment and the Executive Committee) and bottom up (giving accountability to each business line). The achievement of these objectives is measured against the Company's financial results as published or otherwise determined by the Company using pre-agreed metrics.

The Board, on recommendation of the Remuneration and Nomination Committee, may, at the beginning of each year, set non-financial targets, based upon which the Board, upon the recommendation of the Remuneration and Nomination Committee, may decide that members of the Executive Committee, upon fulfilment, receive (additional) variable remuneration that is linked to their individual performance, in particular (but not exclusively) in instances where the financial objectives are only partially achieved. This part of the variable remuneration is determined at the discretion of the Board of Directors, upon recommendation of the Remuneration and Nomination Committee and, with respect to all members of the Executive Committee except the CEO, taking into account the advice from the CEO. This assessment takes into account the manner in which the Executive Committee member has contributed towards the achievement of the corporate mission and goals, the engagement and taking of responsibility of the Executive Committee member and the development by the Executive Committee member over the relevant period of his or her relevant competencies and skills (as discussed during his or her performance evaluation).

These objectives are designed to ensure that the Company's sustainability goals, strategic targets or social well-being policies are met.

Any grant of variable remuneration is subject to the Clawback Policy, as adopted by the Board of Directors in 2023, according to which the Company retains the right to reclaim any incentive-based compensation awarded or paid during the three financial years preceding an accounting restatement due to material noncompliance with financial reporting requirements.

The practical implementation of the variable remuneration, including any justified deviations or one-off bonuses, is determined by the Board on the recommendation of the Remuneration and Nomination Committee.

The variable remuneration is capped and cannot exceed the amount of the fixed remuneration for any given year.

Stock-based compensation

The Board may decide to grant stock-based compensation to any or all of the members of the Executive Committee based on the recommendation of the Remuneration and Nomination Committee. Stock-based compensation, which may take the form of, e.g., options, warrants or phantom stocks, is designed to incentivize long-term value creation and to align the interests of the Executive Committee with those of the Company's stakeholders, particularly its shareholders.

Key characteristics of an option or warrant plan would typically be:

- They are offered to beneficiaries free of charge (subject to any taxes that may be due);
- The exercise price (or reference price for phantom stocks) is determined based on the market value of the Company's shares at the time of the grant;
- The options, warrants or phantom stocks vest over a period of time (typically five years), in function of the beneficiary staying with the company over that period;
- The rights can only be exercised during certain windows and during a certain period of time (typically as of the 4th year following the grant date and possibly up to the 10th year following that date);
- The rights are non-transferable, except in the event of death.



The number of options or warrants to be granted, and their final terms and conditions, will be determined by the Board of Directors upon the recommendation of the Remuneration and Nomination Committee.

The Company has not set a minimum number of shares (or options or warrants) to be held by the members of the Executive Committee. This deviation from Principle 7.9 of the Belgian Corporate Governance Code is justified by the fact that the Executive Committee members are always driven by a long-term vision that is inextricably tied to the Company's additive manufacturing activities. Such activities can only be evaluated in the long term, as evidenced by the Company's strategy and business model. Moreover, the remuneration of the members of the Executive Committee can already be linked to the future performance of the Company by other means, such as the variable component of their remuneration and the granting of share options that are valid for a term of 10 years.

Group Insurance Scheme and Other Benefits

The total remuneration package of the members of the Executive Committee may also include a defined contribution group insurance which may include a supplementary pension, a disability and life insurance, a hospitalization insurance, an insurance for outpatient care and/or a global assistance insurance.

Additional benefits may include the use of a company car, a laptop and a mobile phone.

Relative Share of the Remuneration Components

The Company aims to achieve the following approximate relative share of each remuneration component in the total compensation package for the Executive Committee members:

- Fixed remuneration: 40-80%;
- Variable remuneration, including stock-based compensation: 20-50%; and
- Group insurance and other benefits: 0-10%.

The fixed annual remuneration of the members of the Executive Committee may be less than 50% of the total remuneration package in any given period if, for instance, the outperformance of certain objectives or a strong increase of the Company's share price result in an exceptionally high variable remuneration and/or stock-based compensation for that period.

The relative share of each remuneration component is monitored by the Remuneration and Nomination Committee and possible changes will be submitted for approval to the Board of Directors.

Contractual Conditions

Board of Directors

All Directors have self-employed status and are appointed by the Shareholders' Meeting for a period of no more than three years, in accordance with the Corporate Governance Charter.

Executive Committee

All members of the Executive Committee have self-employed status. Their agreements with the Company are of indefinite duration. These agreements contain the usual provisions regarding remuneration (fixed and variable), non-competition, and confidentiality.

The Company may unilaterally terminate the agreement with each member of the Executive Committee, subject to a notice period that may vary in function of the member's seniority with the Company but that, with the exception of certain acquired rights, should typically not exceed 12 months. Any severance agreement exceeding 12 months' remuneration (fixed remuneration and variable remuneration) must be submitted for approval by the Shareholders' Meeting. The request for approval is communicated in advance to the works council or employee representatives, allowing them to provide an opinion, which is then published on the Company's website. Where the severance exceeds 18 months, approval can only be granted following a unanimous and reasoned recommendation from the Remuneration and Nomination Committee.





Staff Members

The principles used to determine the Remuneration Policy for the members of the Executive Committee are also applied to certain other senior staff members. These principles include:

- A focus on fixed remuneration;
- Positioning the total remuneration at a competitive level in the market; and, exceptionally;
- The potential for collective profit-sharing bonuses.

Deviations from the Remuneration Policy

The Board, on the advice of the Remuneration and Nomination Committee, may temporarily deviate from the Remuneration Policy, provided that the deviation:

- Is justified by exceptional circumstances that make such deviation necessary to protect the Company's long-term interests and sustainability or to ensure its viability; and
- Relates to the components of the remuneration policy for which deviations are permitted, including:
  - Adjusting the level, scope of application, or composition of the fixed remuneration, of the variable remuneration, or of the stock-based compensation; and
  - Revising long-term or short-term performance targets for one or more members of the Executive Committee.

If deviations are granted, they will be acknowledged and explained in the remuneration report for the relevant financial year and included in the Remuneration Policy.

Review of the Remuneration Policy

If the Board, on the recommendation of the Remuneration and Nomination Committee, wishes to make material amendments to this Remuneration Policy, the proposal will be submitted for approval by the Shareholders' Meeting. In any event, the Remuneration Policy will be submitted to the Shareholders' Meeting for approval every three (3) years.

Remuneration report

Introduction

This remuneration report was prepared in accordance with Article 3:6, §3 of the BCCA (the **Remuneration Report**). This Remuneration Report gives an overview of the remuneration as applied in the financial year 2025 and should be read together with the Remuneration Policy.

On March 16, 2026, the Remuneration and Nomination Committee discussed the draft remuneration report, which constitutes a specific part of the Corporate Governance statement in this Annual Report, and ensured that the draft report contains all the information required by law.

Board of Directors

The director mandate of executive Directors is not remunerated.

The remuneration of non-executive Directors consists of a fixed amount and of an amount that varies in function of the Director's effective attendance (in person or otherwise) at the Board meetings during the quarter concerned. The remuneration of non-executive Directors is not related to the results of the Company.



The table below sets out the remuneration of the Directors in 2025.

Name	Role	Fixed fee	Board attendance fee	Chair of the Audit Committee	Audit Committee attendance fee	Remuneration and nomination Committee attendance fee	Other	Total
Wilfried Vancraen	Chair, executive Director	–	–	N/A	N/A	N/A	€150,735[1]	€150,735
Jozef Vander Sloten[2]	Non-executive Director	€5,800	€2,175	N/A	N/A	€725	–	€8,700
Peter Leys[3]	Non-executive Director, Chair of Remuneration and Nomination Committee	€11,600	€13,050	N/A	N/A	€725	€15,565	€40,940
A Tre C BV, permanently represented by Johan De Lille	Non-executive Director, Chair of Audit Committee	€11,600	€11,600	€8,680	€2,900	€0	–	€34,780
Hilde Ingelaere[4]	Executive Director	–	–	N/A	N/A	N/A	€150,735	€150,735
Sander Vancraen	Non-executive Director	€11,600	€13,150	N/A	N/A	N/A	–	€24,650
Jürgen Ingels	Non-executive Director	€11,600	€10,150	N/A	€1,450	N/A	–	€23,200
Marleen Mannekens[5]	Independent Director	€5,800	€8,700	N/A	€1,450	N/A	–	€15,950
Godelieve Verplancke	Independent Director	€11,600	€13,050	N/A	N/A	€1,450	–	€26,100
Bart Luyten[6]	Independent Director	€11,600	€12,325	N/A	€1,450	€725	–	€26,100
Volker Hammes	Independent Director	€11,600	€13,050	N/A	N/A	N/A	€6,418	€31,068

[1] Via the service agreement between the Company and Lunebeke NV, represented by Wilfried Vancraen.

[2] Until the end of his mandate on June 3, 2025. Fixed fee for Q1 & Q2.

[3] Became a member of the Remuneration and Nomination Committee by a Board of Directors decision on September 23, 2025, and was appointed as Chairman of the Remuneration and Nomination Committee on September 23, 2025.

[4] Via the service agreement between the Company and Hilde Ingelaere. This amount includes € 25,155 pension plan contributions.

[5] As from the start of her mandate on June 3, 2025. Fixed fee as from Q2.

[6] Was a member of the Audit Committee until June 24, 2025. Became a member of the Remuneration and Nomination Committee as from June 24, 2025.

All members of the Board are covered by D&O Insurance, the premium of which is paid by the Company. The Directors are reimbursed for reasonable and justified travel expenses and costs to the extent that these costs were reasonably incurred in the exercise of their duties. Non-executive Directors enjoy no other benefits. They do not receive any performance-related remuneration (e.g. bonuses or share options), nor any benefits in kind or benefits linked to pension plans.

Non-executive Directors do not receive any portion of their remuneration in the form of shares in the Company. For information on this deviation from the Belgian Corporate Governance Code, see Part 3 "Corporate governance" – "Deviations from the Belgian Code on Corporate Governance".

Executive Committee

Overview

The remuneration paid to the members of the Executive Committee consists of a fixed annual amount, as well as one or more of the following additional remuneration components:

- A variable annual remuneration in cash (in function of pre-determined short-term (e.g. one year) and/or longer term (e.g., three years) targets);
- Stock based compensation (in the form of, e.g., warrants, stock options or phantom stocks); and/or
- A group insurance scheme and other benefits.

The members of the Executive Committee may also be directors of, or hold an office in, the Company's subsidiaries. Any remuneration received for the exercise of such a mandate or office is also reflected in this Remuneration Report.

The table below sets out the remuneration of the Executive Committee in 2025.

	Chief Executive Officer	Other members of the Executive Committee	Total
Base salary	€489,195	€2,434,565	€2,923,760
Other benefits (incl. mobile phone and director and officer liability insurance)	N/A	N/A	N/A
Reimbursement of necessary and reasonable expenses	€8,530	€26,617	€35,147
Phantom stock	€15,000	€75,000	€90,000
Other share-based incentives	€30,000	€105,000	€135,000
Pension plan	N/A	N/A	N/A
Total remuneration	€542,725	€2,641,182	€3,183,907
Proportion of fixed remuneration in total remuneration	90.14%	92.18%	91.83%



Subscription rights

Materialise has issued subscription rights under the 2023 subscription right plan, pursuant to which the Company can grant up to 500,000 subscription rights to employees, Directors or managers performing services to the Group.

As at the date of this Annual Report, the Company has granted 350,000 subscription rights under the 2023 subscription right plan, of which 25,000 were granted in March 2025 with an exercise price of €7.59 per subscription right.

The table below provides a detailed overview of the total numbers of subscription rights for each member of the ExCom for the year ending December 31, 2025.

| | Information for reported year | | | | | | | | | | | |
| | Opening balance | | During the year | | | | | | | | Closing balance | |
Name[1]	Vested	Un-vested	# awarded	Value awarded (€)	# vested	Value vested (€)	# exercised	Value exercised (€)	# forfeited	Value forfeited	Vested	Un-vested
Johan Pauwels	–	25,000	25,000	121,750	2,500	12,175	–	–	–	–	2,500	22,500
Bart Van der Schueren	–	50,000	50,000	243,500	5,000	24,350	–	–	–	–	5,000	45,000
Jurgen Laudus	–	50,000	50,000	243,500	5,000	24,350	–	–	–	–	5,000	45,000
Carla Van Steenbergen	–	50,000	50,000	243,500	5,000	24,350	–	–	–	–	5,000	45,000
Brigitte de Vet-Veithen	–	100,000	100,000	487,500	10,000	48,750	–	–	–	–	10,000	90,000
Koen Berges	–	25,000	25,000	121,750	2,500	12,175	–	–	–	–	2,500	22,500
Udo Eberlein	–	25,000	25,000	127,250	2,500	12,725	–	–	–	–	2,500	22,500
Koen Peters	–	25,000	25,000	189,750	–	–	–	–	–	–	–	25,000

[1] The subscription rights were initially granted to the management companies through which the above individuals perform their services in the Executive Committee and subsequently transferred to the above individuals.

The subscription rights are granted to participants for free and each subscription right entitles its holder to subscribe to one share against an exercise price determined by the Board of Directors or one or more persons it has mandated thereto on the date of the grant of the relevant subscription right.



The subscription rights that have been granted to participants will vest over a period of four years, whereby (i) a first tranche of 10% of the total number of subscription rights granted to the relevant participant vested on December 31, 2025, (ii) a second tranche of 20% of the total number of subscription rights granted to the relevant participant will vest on December 31, 2026, (iii) a third tranche of 30% of the total number of subscription rights granted to the relevant participant will vest on December 31, 2027, and (iv) a fourth tranche of 40% of the total number of subscription rights granted to the relevant participant will vest on December 31, 2028, unless otherwise decided by the Board of Directors or one or more persons it has mandated thereto. The subscription rights will only vest on the condition that the relevant participant is still connected by an employment or service agreement with or a director mandate in the Group on the relevant vesting date, unless otherwise decided by the Board of Directors or one or more persons it has mandated thereto.

The vesting always refers to entire subscription rights. In case the respective annual percentage of the total number of subscription rights that are granted to the relevant participant is not a whole number, the number will be rounded down and an additional subscription right will vest for the year as soon as the sum of the until then neglected fractions amounts to one.

The subscription rights are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the Company of the second and the fourth quarter, or (ii) if no quarterly results are published, during the months March and September of each year. The subscription rights have a term of ten years as from the date of the issuance of the subscription rights under the 2023 subscription right Plan. Upon the grant of the subscription rights, however, the exercise period of the subscription rights was set at seven years with a possibility for the Board of Directors to extend this to ten years.

Even after the grant of the subscription rights, the Board of Directors or one or more persons it has mandated thereto may amend the vesting conditions of all or part of the subscription rights, it being understood that the rights of the holder of the subscription rights may not be limited without the consent of the holder of the subscription rights, and provide for additional exercise periods of the subscription rights.

Severance payment
During 2025, no severance payments have been made to members of the ExCom.

Use of right to reclaim
Any grant of variable remuneration is subject to the Clawback Policy, as adopted by the Board of Directors in 2023, according to which the Company retains the right to reclaim any incentive-based compensation awarded or paid during the three financial years preceding an accounting restatement due to material noncompliance with financial reporting requirements.

During 2025, the Company has not used its right to reclaim.

Derogations from the Remuneration Policy
During 2025, there were no deviations from the Remuneration Policy.

Evolution of the remuneration and the performance of the Company
As Materialise only became a listed company in 2025, the Company was not under an obligation to provide a Remuneration Report for the period before 2025. The Company does not have readily available the information related to financial years prior to 2025 to allow a comparison with previous financial years. Therefore, this Remuneration Report includes the information related to 2025 only.





Yearly performance of the Company

With respect to 2025, the Company used a number of performance criteria that determined the variable remuneration of the members of the ExCom.

Variable remuneration is primarily linked to the achievement of financial performance objectives, relating to the Company's performance over a one-year period and may, in certain circumstances, be complemented by variable remuneration linked to longer-term performance (e.g. over a three-year period). Financial objectives include revenue growth, profitability and other key financial performance indicators. They are aligned with the Company's long-term strategy, focusing on growth and scale in specific areas where the Company seeks to strengthen its market position, including through the use of proprietary technology. The objectives are set at the beginning of each year, taking into account both short-term budget objectives and longer-term strategic targets prepared by the Executive Committee, following a combined top-down and bottom-up approach. Performance is assessed against the Company's financial results using pre-agreed metrics.

In addition, the Board of Directors may set non-financial targets at the beginning of each year. Based on the achievement of these targets, the Board may decide to grant additional variable remuneration linked to individual performance, in particular where financial objectives are only partially achieved. This assessment is made at the discretion of the Board, upon recommendation of the Remuneration and Nomination Committee and, for members of the Executive Committee other than the CEO, taking into account the advice of the CEO. The assessment considers the individual's contribution to the Company's mission and objectives, level of engagement and responsibility, and the development of relevant competencies and skills. These objectives are designed to support the achievement of the Company's sustainability goals, strategic priorities and social well-being policies.

Yearly average remuneration of the employees of the Company

Average remuneration of employees on a full-time equivalent basis in 2025 is € 64,098.53.

Ratio highest and lowest remuneration[1]

Highest remuneration to members of the Excom	€542,725.00
Lowest remuneration (in full time equivalent) of the employees	€6,717.88
Ratio highest remuneration/lowest remuneration	80.78814

[1] Calculated across the global workforce and reflecting differences in cost of living across countries.

RISK MANAGEMENT AND INTERNAL AUDIT

The Belgian legislative and regulatory framework on risk management and internal control consists of the relevant provisions of the law of 17 December 2008 on the establishment of an Audit Committee, and the law of April 6, 2010 on the enhancement of corporate governance, as well as of the Belgian Corporate Governance Code.

The Executive Committee is responsible for risk management and the systems of internal control. Under the supervision of the Executive Committee, the management team is responsible for developing an adequate organization and an appropriate system of internal control for running the subsidiary's operations and managing risk.

The Audit Committee is responsible for monitoring the effectiveness of the Company's risk management, its systems of internal control and its internal audit function.

Risk management

Risk management, incorporating market risk and operational risk, is mainly the responsibility of the management. Managers, where needed assisted by Internal Audit, report on risk assessment and risk mitigation to the Executive Committee on a regular basis; the Executive Committee reviews risks formally twice per year and assigns risk mitigation actions. Review results are provided the Board with a detailed business review which analyses risks and challenges.

Internal audit function

The Audit Committee supervises the internal audit function. Internal audit is an independent, objective assurance and consulting activity designed to add value and improve the organization's operations. It helps the organization accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control, and governance processes. Internal audit is conducted in accordance with the International Professional Practice Framework. The Audit Committee ensures that the internal audit work is focused on the activities and the risk areas it deems critical. It ensures that the internal audit function reduces the probability of fraud and error and provides effective mitigation of risk.

The internal audit function is responsible for performing testing of Internal Controls on Financial Reporting, as well as audit engagements in accordance with its annual internal audit plan, which is prepared and reviewed in order to assist the organization to effectively mitigate risk throughout its operations. The audit engagements follow the audit methodology described in the internal audit charter and the internal audit manual as well as aim at ensuring that the Group complies with shared services processes with regards to their operations, industrial production and consolidation guidelines. At the end of each audit engagement, the internal audit function issues an audit report containing its audit findings and recommendations.

The Executive Committee is responsible to design and implement remedial actions towards each of the internal audit findings and recommendations in due time. The Executive Committee determines group-wide corporate policies and procedures for internal control, risk management and operational organization; the segments are responsible for more detailed Quality Management System procedures. Group-wide corporate policies to ensure consistency and alignment across the group include Internal Audit and accounting manuals, documentation on IT controls, risk management and high-level documentation on entity-level controls as well as all major processes such as HR/remuneration, revenue and revenue recognition, procurement, accounting, consolidation, fixed assets, grants, inventory, tax, treasury and subscription rights.

External audit function

The Company's statutory auditor is KPMG Bedrijfsrevisoren BV, represented by Mr. Tim Vermeiren. The statutory auditor conducts the external audit of both the consolidated and statutory figures of Materialise NV, and reports to the Board. The statutory auditor was reappointed at the ordinary Shareholders' Meeting of June 6, 2023, for a term of three years ending immediately after the closing of the ordinary Shareholders' Meeting to be held in 2026 that will have deliberated and resolved on the statutory financial statements for the financial year ended December 31, 2025.

The Company expensed fees to the auditor of K€1,295 (excluding VAT) in 2025 for the audit fee for statutory and consolidated financials. Furthermore, K€128 (excluding VAT) was paid to the auditors for audit related matters. The Board, on the advice of the Audit Committee, proposes to the Shareholders' Meeting to be held on June 26, 2026, the renomination for a period of three years of KPMG Bedrijfsrevisoren BV, represented by Mr. Tim Vermeiren, as statutory auditor of the Company.





DESCRIPTION OF THE MAJOR FEATURES OF THE INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

Reference is made to item "Description of the major features of the internal control – and risk management system" in section 4.2 "Other legal information" in Part 4 "Risk factors and legal information. "Part 4 (Legal and financial information) – "Description of the Major Features of the Internal Control – and Risk Management System".



LEGAL INFORMATION
Capital structure
Shares

As at the date of this Annual Report, the Company's share capital amounts to € 4,487,050.49 represented by 59,067,186 shares. The Company's share capital is fully paid up. On November 14, 2025, the Company increased its share capital with € 30,000,000 through conversion of part of the unavailable issue premium in the same amount into share capital, after which the Company decreased its share capital with € 30,000,000 without distribution to the shareholders and with creation of an available reserve in the same amount.

There are no classes of shares. The shares are in euro, have no nominal value and each represent an equal part of the share capital. All shares have identical voting, dividend and liquidation rights. However, fully paid-up shares that have been continuously registered in the name of the same shareholder in the Company's share register for at least two years will, in accordance with Article 7:53 of the BCCA, carry double voting rights compared to other shares representing an equal portion in the share capital. In addition, as long as the Family Shareholders control, directly or indirectly, in the aggregate at least 20% of the shares, at the Family Shareholders' request, maximum six Directors must be appointed by the shareholders from a list of candidates proposed by the Family Shareholders.

Subscription rights

As at the date of this Annual Report, the Company has 500,000 subscription rights issued, of which 350,000 subscription rights have been granted to members of the Executive Committee and remain outstanding, under the 2023 subscription right plan. 25,000 of the granted subscription rights have lapsed. Each outstanding subscription right entitles its holder to subscribe for one share at a weighted average exercise price of € 4.89 per share.

Shareholder base

In respect of the composition of the shareholder base on December 31, 2025, reference is made to Part 2 "Investor and shareholder Information" – "Major shareholders."

Restrictions on transfer of financial instruments

There are no legal or statutory transfer restrictions that apply to the financial instruments of the Company.

Holders of financial instruments with particular voting rights and description of such rights

The Company has not issued any financial instruments with particular voting rights. Each share entitles the holder thereof to one vote subject to restrictions under Belgian law. However, fully paid-up shares that have been continuously registered in the name of the same shareholder in the Company's share register for at least two years will, in accordance with Article 7:53 of the BCCA, carry double voting rights compared to other shares representing an equal portion in the share capital.

Mechanism for controlling any employee share plan where control rights are not exercised directly by the employees

The Company does not have in place any mechanism for controlling employee share plans where control rights are not exercised directly by the employees.

Legal or statutory limitations regarding the exercise of the voting rights attached to shares

Voting rights may be suspended, including in relation to shares:

- which are not fully paid up, notwithstanding the request thereto by the Board of Directors;
- to which more than one person is entitled, unless a single person is appointed to exercise the voting right;
- which entitle their holder to voting rights above the threshold of 5% or any multiple of 5% of the total number of voting rights attached to the outstanding securities of the Company on the date of the Shareholders' Meeting, unless the shareholder has notified the Company and the Financial Services and Markets Authority (the **FSMA**) at least 20 days prior to the date of the Shareholders' Meeting of its shareholding reaching or exceeding the threshold; and
- of which the voting right was suspended by a competent court.

Shareholders' agreement

On the date of this Annual Report, the Company has no knowledge of the existence of any shareholders' agreements between the shareholders.

Rules relating to the nomination and replacement of Directors and regarding the changes to the Articles of Association

Rules regarding the nomination and replacement of Directors

As long as the Family Shareholders collectively hold, directly or indirectly, 20% or more of the shares, if a Family Shareholder so requests, up to six members of the Board of Directors must be appointed exclusively from a list of candidates nominated by a majority of all Family Shareholders who on the date of the appointment individually hold, directly or indirectly at least 3% of the shares. If a Director nominated by the Family Shareholders resigns or is dismissed, the resulting vacancy must be filled by a nominee proposed by the majority of the remaining Directors nominated by the Family Shareholders (if any).

The appointment and renewal of all Directors (i) is proposed by the Board based on a recommendation of the Remuneration and Nomination Committee, taking into account the rules regarding the composition of the Board that are set out in the BCCA and the Articles of Association, and (ii) is subject to approval by the Shareholders' Meeting deciding with a simple majority and with no presence requirement. The Board may temporarily co-opt a Director to fill a vacancy until the next Shareholders' Meeting which will proceed to the definitive appointment of a member. In the absence of confirmation, the mandate of the co-opted Director ends at the close of such next Shareholders' Meeting, without prejudice to the regularity of the composition of the Board up to that point.

The Board has in place nomination procedures and objective selection criteria for executive and non-executive Board members. The Directors may be natural persons or legal entities but need not be shareholders. Whenever a legal entity is appointed as a Director, it must appoint an individual as its permanent representative, who will carry out the office of Director in the name and on behalf of that legal entity. In their capacity as Board members, Board members may not be subject to an employment agreement with the Company.





Each Director individually should have skills, knowledge and experience that are complementary to the need of the Company, and should bring to the Board an inquisitive and objective perspective that enables him or her, if needed, to challenge management. When dealing with a new appointment, the Chairman of the Board and the chair of the Remuneration and Nomination Committee must ensure that, before considering the candidate, the Board has received sufficient information such as the candidate's curriculum vitae, an assessment of the candidate based on the candidate's initial review, a list of the positions the candidate currently holds, and, if applicable, the necessary information for assessing the candidate's independence. The Remuneration and Nomination Committee leads the nomination process and recommends suitable candidates to the Board. The Board is responsible for proposing members for nomination to the Shareholders' Meeting. Any proposal for the appointment of a Director to the Shareholders' Meeting shall be accompanied by a recommendation from the Board, based on the advice of the Remuneration and Nomination Committee. It shall be accompanied by the relevant information on the candidate's professional qualifications together with a list of the positions the candidate already holds.

Rules regarding the changes to the Articles of Association

A Shareholders' Meeting is validly convened when at least 50% of the share capital is present or represented. The resolutions are adopted with at least the majority of the votes cast at the Shareholders' Meeting, without prejudice to stricter majority requirements set out in the BCCA. Indicatively, capital increases (other than decided by the Board of Directors in the framework of the authorized capital), decisions with respect to the dissolution, mergers, demergers and certain other reorganizations of the Company, amendments to the Articles of Association (other than amendments to the corporate object), and certain other matters require a majority of at least 75% of the votes cast (whereby abstentions are not included in the numerator nor in the denominator). An amendment of the Company's corporate object requires the approval of at least 80% of the votes cast at a Shareholders' Meeting (whereby abstentions are not included in the numerator or in the denominator). If the required quorum is not present or represented at the first meeting, a second meeting needs to be convened through a new notice. The second meeting may validly deliberate and decide regardless of the number of shares present or represented. The special majority requirements, however, remain applicable.



Authority of the Board regarding the issue of shares or the buy-in of own shares

Authority of the Board regarding the issue of shares

On June 3, 2025, the extraordinary Shareholders' Meeting authorized the Board of Directors to, for a period of five years as from the date of publication of such resolution in the Annexes to the Belgian State Gazette ("**Belgisch Staatsblad**"), issue shares in the framework of authorized capital and to increase the share capital in one or more times by a maximum amount of € 4,487,050.49 (excluding issue premium).

Authority of the Board regarding the buy-back of own shares

On November 14, 2025, the extraordinary Shareholders' Meeting authorized the Board of Directors to, for a period of five years as from the date of publication of such resolution in the Annexes to the Belgian State Gazette ("**Belgisch Staatsblad**"), without prior approval of the Shareholders' Meeting, on or outside the stock exchange, directly or indirectly, by way of purchase, exchange, contribution or any other form of acquisition, acquire the maximum number of own shares permitted by law at a price per share which will not be lower than € 1, or higher than 20% above the highest closing price of the ADSs on Nasdaq (if these are listed on Nasdaq) and of the shares on Euronext Brussels (if these are listed on Euronext Brussels), during the 30 days preceding either the acquisition or, in case of a public tender offer to repurchase, the announcement date thereof, in accordance with Articles 7:215 et seq. of the BCCA.

On November 14, 2025, the extraordinary Shareholders' Meeting further authorized the Board of Directors to cancel shares acquired by the Company or, without prior approval of the Shareholders' Meeting and in accordance with Articles 7:215 et seq. of the BCCA, dispose of shares acquired by the Company, without limitation in time, on or outside the stock exchange, directly or indirectly, by way of sale, exchange, conversion of bonds or any other form of disposal, to (i) one or more specified persons other than members of the personnel (in which case Directors representing in fact such persons or persons connected to such persons may not participate in the deliberations of the Board of Directors) or (ii) the personnel.

On November 14, 2025, the extraordinary Shareholders' Meeting also authorized the Board of Directors to, for a period of three years as from the date of publication of such resolution in the Annexes to the Belgian State Gazette ("**Belgisch Staatsblad**"), without prior approval of the Shareholders' Meeting, acquire or dispose own shares, on or outside the stock exchange, directly or indirectly, by way of purchase, sale, exchange, contribution, bond conversion, or any other form of acquisition or disposal, when such acquisition or disposal is necessary to prevent an imminent serious disadvantage to the Company.

Pursuant to these authorizations, Materialise has proceeded with the repurchase of its own shares on January 26, 2026, pursuant to which, as of April 10, 2026, it has repurchased 545,529 own shares for an aggregate consideration of €2,455,767, in accordance with Articles 7:215 et seq. of the BCCA.

Important agreements that enter into force, change or terminate upon a change of control over the Company following a public take-over bid

The Company has not entered into any important agreements that enter into force, are amended or terminate upon a change of control of the Company following a public take-over bid.

Agreements containing specific remuneration for Directors or employees in case of dismissal or termination without cause pursuant to a change of control over the Company

Materialise has not entered into, and is not party to, any agreements that provide for specific remuneration to Directors or employees in the event of dismissal or termination without cause pursuant to a change of control over the Company.



4

Risk factors and
Legal information

4.1 RISK FACTORS

4.1.1 Summary of Principal Risk Factors

Risks Relating to Our Business and Strategy

- The growth of the additive manufacturing market is uncertain, and we may not be able to maintain or increase the market share or reputation of our software, other products, services and technologies necessary to remain or become a market standard.

- The transition toward cloud-based software subscription models may not be successfully developed or implemented.

- We are dependent upon sales to the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, and to certain customers in those industries.

- We rely on collaborations and strategic arrangements to develop products and services and expand into new markets, which entails risks, including the ability to enter into, maintain or effectively control relationships or realize their anticipated benefits.

- We operate in highly competitive market segments with rapidly decreasing barriers to entry.

- Our artificial intelligence and machine learning initiatives may not achieve their intended outcomes.

- We could experience unforeseen difficulties in building and operating key portions of our 3D printing infrastructure.

Risks Relating to our operations

- We may experience disruptions to our information technology systems, including security breaches in our products and computer systems, our customers' networks, or our third party providers' hosting services, and failures of service from third party technology, platform, carriers, server and hardware providers or our local servers. Related to this, we face specific risks around the privacy and security of personal data we collect, and our insurance coverage may prove insufficient to address resulting liabilities.

- Our international operations expose us to a variety of global and local economic, social, political and operational risks, and our failure to manage these risks could adversely affect our results

of operations. Inflation, changes in tax laws or treaties, and broader macroeconmic conditions (such as the armed conflict in Ukraine) have had and may continue to have an adverse effect on our results.

- If our relationships with suppliers, including with limited source suppliers of raw materials, services consumables and other components, were to terminate or our manufacturing and services arrangements were to be disrupted, our business could be adversely affected.

- Our inability to retain and motivate key qualified personnel could negatively impact operations.

- Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, reputational damage and potential liability, while our insurance policies may not provide adequate coverage for such liabilities.

- Our operations are subject to environmental laws and other government regulations and emerging sustainability risks, including environmental, social and governance (ESG) matters and disruptions to our 3D printing service center operations, which could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our Materialise Medical Segment and Regulatory Environment

- Our medical business, financial condition, results of operations and cash flows are subject to substantial government regulations and healthcare policy changes, including reimbursement levels and price regulation, which could adversely affect us.

- The use, including the misuse or off-label use, of our medical services and products may be deemed unauthorized use or improper promotion, which could harm our image in the marketplace or result in injuries that lead to product liability suits, regulatory sanctions, or, where our products cause or contribute to a death, serious injury, or malfunction, obligations under medical device reporting regulations that could trigger voluntary corrective actions or agency enforcement. In addition, if our marketed medical devices are defective or pose safety risks, relevant governmental authoritis could require their recall, or we may initiate a voluntary recall.

- Alternative medical solutions could outperform the solutions we offer, rendering our solutions obsolete.



- Our Materialise Medical segment's 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the US Quality System Regulation, which is costly and could subject us to enforcement action.

Risks relating to our Intellectual Property

- Our inability to obtain and maintain patent protection, or otherwise protect our intellectual property rights, could harm our business, while enforcing or acquiring such rights – or defending against third-party claims through litigation or other proceedings – may result in substantial costs, loss of key rights, or restrictions on the conduct of our business.
- Certain technologies and patents have been developed with collaboration partners and we may face restrictions on this jointly developed intellectual property.

Risks Related to our ordinary shares and ADSs

- Our ordinary shares and ADSs may experience price and volume fluctuations and future sales of substantial amounts of ordinary shares or ADS on either or both of the stock exchanges on which they are listed, or the perception that such sales could occur, could adversely affect the market value of the securities or the interests of shareholders.
- Members of our board of directors and senior management own a significant percentage of our ordinary shares, have signficant voting power and are able to exert significant influence over matters subject to shareholder approval. Further, holders of ADSs are not treated as shareholders of our company, and therefore do not have any rights as shareholders of our company, other than the rights they have pursuant to the deposit agreement. Holders of ADSs may have limited voting rights, may not receive distributions or any value for them if impractical or illegal to distribute, have limited rights to call shareholder meetings or submit proposals, and are also subject to certain transfer limitations.
- The dilutive effect of our warrants could have an adverse effect on the future market price of our ordinary shares or the ADSs or otherwise adversely affect the interests of our shareholders.

- We have no present intention to pay cash dividends on our ordinary shares in the foreseeable future and, consequently, investors' only opportunity to achieve a return on their investment during that time is if the price of our ordinary shares or the ADSs appreciates.
- As a foreign private issuer dual-listed on Euronext Brussels and Nasdaq, we are exempt from certain U.S. securities laws and Nasdaq corporate governance rules, file less information with the SEC than U.S. domestic issuers, and may lose our foreign private issuer status in the future, resulting in significant additional costs. Further, investors outside Belgium may face difficulties serving process or enforcing foreign judgments against us, our directors, and senior management.
- If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.
- Operating as a dual-listed company has resulted in, and will continue to result in, significant increased costs, substantial management time devoted to compliance, and may require additional qualified accounting and financial personnel.
- We are a Belgian limited liability company listed in the U.S. and in Belgium, and shareholders of our company may have different and more limited shareholder rights than shareholders of a listed company in Belgium or of a U.S. listed corporation.
- Investors may not be able to participate in equity offerings and ADS holders may not receive any value for rights that we may grant.
- Shareholders in jurisdictions with currencies other than the euro face additional currency exchange risk, and fluctuations in the exchange rate between the euro and the U.S. dollar may increase the risk of holding our securities.
- Fluctuations in the exchange rate between the euro and the U.S. dollar may increase the risk of holding our ADSs and ordinary shares.
- We do not expect to be classified as a PFIC for U.S. federal income tax purposes, but there is a risk of such classification in the future, which could result in materially adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or ADSs.
- Changes in our U.S. federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.



4.1.2   Risks Relating to Our Business and Strategy

The speed of the growth of the additive manufacturing market cannot be accurately predicted, and in a growing market, we may not be able to maintain or increase the market share or reputation of our software, other products, services and technologies necessary to remain or become a market standard

The industrial and medical industries are generally dominated by conventional production methods with limited use of additive manufacturing, or 3D printing, technology in certain specific instances. If additive manufacturing technology for the production of end use parts does not gain more mainstream market acceptance, the pace by which additive manufacturing technology gains market acceptance does not accelerate or if the marketplace adopts additive manufacturing based on a technology other than the technologies that we currently use or serve (including in the medical, eyewear, footwear, fixtures and aerospace markets that we target), we may not be able to meet our growth objectives or increase or sustain the level of sales of our additive manufacturing software solutions, products and services, and our results of operations would be adversely affected as a result.

In addition, the growth of the additive manufacturing industry is on a global scale and is subject to constant innovation and technological change. A variety of technologies compete against one another in our market, which is driven, in part, by technological advances and end-user requirements and preferences, as well as by the emergence of new standards and practices. As the additive manufacturing market evolves, the industry standards that are adopted and adhered to are a function of the inherent qualities of the technology as well as the willingness of members of the industry to adopt them. To remain competitive, we depend in large part on our ability to increase and maintain market share and influence in the industry in order to be recognized as a market standard. Nonetheless, in the future, our influence in setting standards for the additive manufacturing industry may be limited and the standards adopted by the market may not be compatible with our present or future products and services.

In particular, our present or future software, other products and services and technologies could be rendered obsolete or uneconomical by technological advances by one or more of our present or future competitors, by other technologies or by new customer needs. Our ability to remain competitive will depend, in large part, on our ability to enhance and adapt our current software, other products and services and technologies to developments in technologies and to new and changing customer needs. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our software, other products and services and technologies, which if not successfully done, could hinder our ability to achieve growth targets and maintain market competitiveness. There is no assurance that we will be able to maintain and enhance the market share of our current software, other products and services and technologies or respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The dominant software subscription model in the industrial sector is changing, and we may not be successful in developing and deploying a cloud-based platform to offer our software.

We offer 95% of our current software products through on-premises licensing (either on a perpetual or annual basis). We believe the industrial software market is evolving to Software as a Service, or SaaS, and other cloud-based models of software deployment where software providers typically license their applications to customers for use as a service on demand through web browser technologies. While we are deploying an increasing number of cloud-enabled platform components, through our CO-AM and Mimics Flow platforms to offer our software products either by means of a SaaS or a cloud-based subscription model, there is no guarantee that these platforms will be adopted by customers over other platforms and our results of operations could be adversely affected as a result.

Even if we would successfully and timely complete this integration, which we aim to do by 2030, SaaS or cloud-based software offering may differ significantly from the perpetual and annual licensing models that we offered until recently. An increase in the prevalence of SaaS and cloud-based delivery models offered by us or our competitors could unfavorably impact the pricing of our on-premises



software offerings and have a dampening impact on overall demand for our on-premises software product offerings, which could reduce our revenues and profitability. In addition, to the extent that demand for our SaaS or cloud-based offerings increases in the future, we may experience volatility in our reported revenues and operating results due to the differences in timing of revenue recognition between our perpetual and annual software licenses and our SaaS and cloud-based offering arrangements.

We are dependent upon sales to the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, and to certain customers in those industries.
Our revenue from products is currently relatively concentrated in the industrial and medical industries, and particularly in the automotive/aerospace and orthopedic/cranio-maxillofacial segments within such industries, respectively. Our sales to the orthopedic and the automotive industries account for 40% of the consolidated annual turnover. We furthermore expect additional growth to come from certain other specific markets, such as the cardiac and pulmonary markets. To the extent any of these industries experience, or continue to experience, a downturn, our results of operations may be adversely affected.



We rely on collaborations, in-licensing arrangements, joint ventures, strategic alliances and partnerships to develop products and services and expand into new markets, but we may not be able to enter into or maintain such relationships or may not be in a position to exercise decision-making authority in such relationships, and the anticipated benefits of such transactions or arrangements may not be realized.

In the ordinary course of our business, we enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships to develop proposed products or services and to pursue new markets.

Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not succeed in maintaining, renewing or extending existing collaborations or in identifying, securing, or completing any such new transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products or services that achieve commercial success or result in significant revenue and could be terminated prior to developing any products or services.

In particular, our strategy includes entering into collaborations with our customers in certain large-scale markets and leveraging these collaborations to enter into other underserved specialty markets. In the medical market, we have entered into collaborations with DePuy Synthes Companies of Johnson & Johnson, or DePuy Synthes, and Zimmer Biomet Holdings, Inc., or Zimmer Biomet, as well as with Encore Medical, L.P. (d/b/a Enovis), or Enovis, Limacorporate Spa, or Lima, Mathys AG, or Mathys (which is now part of the same company as Enovis), Smith & Nephew Inc., or Smith & Nephew, Corin Ltd, or Corin, Medtronic Inc., or Medtronic, and Abbott Laboratories Inc., or Abbott, the expiration dates of which (unless renewed in accordance with our past practice) vary between March 2026 and September 2027. Increased adoption of our software, products and services, especially in potentially

high-growth specialty markets, will depend in part on our current and future collaborators' willingness to continue to adopt our additive manufacturing and other solutions in their markets and on our ability to continue to collaborate with these and other players. Certain of our customers that have initially relied on our 3D printing software and services have announced their intention to bring their 3D printing operations in-house and enter the market themselves, and other customers may also do so in the future as they gain experience and as 3D printing technology gains strategic importance, thus denying us continued access to their distribution channels (see also "We operate in market segments that are characterized by vigorous competition, and barriers to enter the software, medical and industrial markets with additive manufacturing solutions are decreasing rapidly.").

In addition, a change of control or other form of reorganization or restructuring of any of our collaboration partners, of which many operate in industries which are experiencing consolidation, deconsolidation or reorganization, may negatively impact our relationship, including as a result of (early) termination, non-renewal or renewal at less commercially favorable terms of our existing contractual arrangements. If we are not able to maintain or renew our existing collaborations at commercially favorable terms or at all and develop new collaborative relationships, our foothold in larger markets and expansion into potentially high-growth specialty markets could be harmed significantly and our results of operations may be adversely affected.

Additionally, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaboration partners may have economic or business interests or goals that are, or that may become, inconsistent with our economic or business interests or goals. It is possible that conflicts may arise with our current or future collaboration partners, such as conflicts concerning the achievement of performance milestones, or the interpretation of terms under any agreement, such as those related to financial obligations, the ownership or license rights or control of intellectual- property developed before or during the collaboration or indemnification. If any conflicts arise with our current or future collaboration partners, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaboration partners or any future collaboration



partners devote to our collaboration partners' or our future products or services. Disputes with our collaboration partners may result in litigation or arbitration that would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products or access to the markets relating to such transaction or arrangement or may need to purchase such rights at a premium.

The research and development programs that we are currently engaged in, or that we may establish in the future, may not be successful and our significant investments in these programs may be lost.

To remain competitive, we invest, and intend to continue to invest, significant amounts in various research and development programs. There is no assurance, however, that these research and development programs will enable us to improve our existing 3D printing software solutions, products and services or create new software, products or services that address the needs of prospective end-users (including the increased use of additive manufacturing for personalized solutions and end use parts instead of prototypes and the trend of offering more cloud-enabled software solutions). Even if some of these programs are successful, it is possible that the new software, products or services developed from such programs will not be commercially viable, that new 3D printing technologies that we, or others, develop will eventually supplant our current 3D printing technologies, that changes in the manufacturing or use of 3D printers will adversely affect the need or demand for our software, products or services or that our competitors will create or successfully market 3D printing technologies that will replace our solutions, products and services in the market. As a result, any of our software solutions, products or services may be rendered obsolete or uneconomical and our significant investments in all or some of our research and development programs may be lost.

We operate in market segments that are characterized by vigorous competition, and barriers to enter the software, medical and industrial markets with additive manufacturing solutions are decreasing rapidly.

The market segments in which we operate, Materialise Software, Materialise Medical and Materialise Manufacturing, are characterized by vigorous competition, by the entry of competitors with innovative technologies, by consolidation of companies with complementary products, services and technologies, and by entry of large corporations in any one or more of our market segments, including certain of our former or current customers. In addition, the barriers to enter the software, medical and industrial markets with 3D printing solutions are decreasing rapidly.

In the Materialise Software segment, the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. Additionally, there are certain open-source software applications that are being offered free of charge or for a nominal fee that may place additional competitive pressure on us. 3D printer manufacturers, which closely work with their customers, may also successfully bundle their own software solutions with their equipment, which may make our independent software solutions obsolete. In addition, companies that have greater financial, technical, sales and marketing and other resources, including market leaders with significant in-house capacities in software development, or existing computer-aided design (CAD) or computer-aided manufacturing (CAM), or manufacturing execution system, or MES, software providers, are entering the additive manufacturing market and may very rapidly gain a significant share of the markets that we target (including through the acquisition of startup and scale-up companies that are active in the development and sale of additive manufacturing software tools).



In the Materialise Medical segment, medical device companies are investing in 3D printing solutions that may compete with our software solutions, products and services. Companies that initially rely on us to enter the additive manufacturing market for medical applications may, as they gain experience and as 3D printing technology gains strategic importance, decide to develop their own in-house solutions and enter the market themselves with their own software, products or services, thus becoming competitors and denying us continued access to their distribution channels. In addition, startup and scale-up companies, as well as companies that have greater financial, technical, sales and marketing and other resources, are entering the additive manufacturing market and may very rapidly gain a significant share of the markets that we target.

In the Materialise Manufacturing segment, as additive manufacturing gains importance as a strategic technology, our customers are likely to bring 3D manufacturing in-house and reduce or even discontinue using our 3D printing services, resulting in a decreased prototyping demand. In addition, competitors with more efficient or profitable business models, superior techniques or more advanced technologies may take market share away from us, while our transition towards series manufacturing is still in a build-up phase. Also, in certain specific markets that our Materialise Manufacturing segment targets, including, among others, the shoe wear and eyewear markets, in which the adoption of 3D printing is slower than expected, established players may develop their own competitive solutions or may engage in collaborations with our competitors, preventing us from gaining a viable position in these markets.

Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in price reductions, reduced revenue and operating margins and loss of market share, any of which would likely harm our results of operations.

We may not be successful in our artificial intelligence and machine learning initiatives, which could adversely affect our business, reputation or financial results.

We have been developing and incorporating artificial intelligence (or AI) and machine learning (or ML) into our programs and platforms, particularly in the Materialise Medical segment. For example, we have implemented AI and ML algorithms to automate the preparation of patient specific cases related to segmentation tasks (such as selecting the anatomy out of stacks of CT or MRI images) and landmarking tasks (such as locating anatomical points in the CT or MRI scans).

As with many innovations, AI and ML present risks, challenges and unintended consequences that could impact our successful ability to incorporate the use of AI and ML in our business. For example, our algorithms may be flawed and not achieve sufficient levels of accuracy or contain biased information, or our internal validation and quality control measures may prove to be deficient. In addition, our competitors or other third parties may incorporate AI and ML solutions into their platforms more successfully than us, and their AI and ML solutions may achieve higher market acceptance than ours, which may result in us failing to recoup our investments in developing ML and AI-powered offerings. We have made and expects to continue to make significant investments in our AI and ML technology. Our ability to employ AI and ML, or any ability of our competitors to do so more successfully, may negatively impact our business, impair our ability to compete effectively, result in reputational harm and have an adverse impact on our operating results.

Moreover, our use of (generative) AI and ML may give rise to litigation risk, including potential intellectual-property or privacy liability. Because AI is an emerging technology, there is not a mature body of case law construing the appropriateness of certain of our uses of data – whether through the employment of large language models or other models leveraging data found on the internet – and the evolution of this law may limit our ability to exploit artificial intelligence tools, or expose us to litigation. Further, (generative) AI and ML presents emerging ethical issues and if our use of (generative) AI and ML algorithms draws controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm or legal liability.



In addition, given the complex nature of (generative) AI and ML technology, we face an evolving regulatory landscape and significant competition from other companies, some of which have longer operating histories and significantly greater financial, technical, marketing, distribution, professional services, or other resources than ourselves. For example, the European Union's Artificial Intelligence Act (or the AI Act) – the world's first comprehensive AI law – has entered into force in 2024 and, with some exceptions, becomes effective in 2026. This legislation imposes significant obligations on providers and deployers of high risk AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. If we develop or use (generative) AI or ML systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. Any of the foregoing could adversely affect our business, reputation, or financial results.

If businesses do not continue to adopt our platform for any of the reasons discussed above or for other reasons not contemplated, our sales would not grow as quickly as anticipated, or at all, and our business, operating results, and financial condition would be adversely affected.

We could experience unforeseen difficulties in building and operating key portions of our 3D printing infrastructure.
We have designed and built our own 3D printing operations, some of the 3D printer platforms in use and other key portions of our technical infrastructure through which we serve our products and services, and we plan to continue to expand the size of our infrastructure through expanding our 3D printing facilities. The infrastructure expansion we may undertake may be complex, and unanticipated delays in the completion of these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our products. In addition, there may be issues related to this infrastructure that are not identified during the design and implementation phases, which may only become evident after we have started to fully utilize the underlying equipment, that could further degrade the user experience or increase our costs.

4.1.3 Risks relating to our operations
We may experience disruptions to our information technology systems, including security breaches in our products and computer systems, our customers' networks, or our third party providers' hosting services (particularly with the transition to SaaS and cloud-based applications), and failures of service from third party technology, platform, carriers, server and hardware providers or our local servers
We make significant efforts to maintain the security and integrity of our product source code and computer systems. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. These threats include identity theft, unauthorized access, DNS attacks, wireless network attacks, viruses and worms, advanced persistent threat, application centric attacks, peer-to-peer attacks, phishing, backdoor trojans and distributed denial of service attacks. Despite significant efforts to create and continuously reinforce the security barriers to such programs (by implementation of the ISO 27001 standards and enhanced cybersecurity protocols), it is virtually impossible for us to entirely eliminate this risk. Like all software products and computer systems, our software products and computer systems are potentially vulnerable to such cyber-attacks, and our computer systems have been subject to certain cyber security incidents in the past.

Moreover, as we continue to invest in new lines of software and other products and services, we are exposed to increased security risks and the potential for unauthorized access to, or improper use of, the information of our product and service users. In addition, we are in an ongoing transition from distributing desktop software applications to developing and distributing online software services through our SaaS and cloud-based software applications. This transition comes with a shift in cybersecurity responsibilities from the customer to us, since we manage data we receive from our customers and may be responsible to our customers for breaches of their data. This shift in responsibilities requires us to implement appropriate internal changes and to invest in additional cybersecurity capabilities (including training, tooling, and processes). However, cybersecurity incidents and malicious internet-based activity continue to increase generally, and providers of





cloud-based services have frequently been targeted by such attacks. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. In addition, the SaaS and cloud-based software applications business is a highly dynamic market with rapidly evolving regulatory requirements, and we need to continually improve our cybersecurity controls to ensure continued compliance. We are investing in information security and privacy certifications to meet these evolving requirements. However, given the rapidly evolving nature of the regulatory landscape (e.g., the Cybersecurity Maturity Model Certification program of the US Department of Defense, the EU-wide NIS2 directive, the upcoming EU-wide Cyber Resilience Act, and, where applicable, the EU Data Act), we may be unable to ensure timely compliance with these requirements, which may adversely impact our business, financial condition and results of operations.

Furthermore, as we use third party cloud, technology, platform, carriers, server and hardware providers as well as local servers to host a major part of our servers as well as to host our SaaS and cloud-based software applications, the risk of a security breach or disruption is not limited to our products and computer systems but also applies to our providers' hosting services as well as our customers' networks. Moreover, breaches of our customers' data caused by errors, omissions or hostile acts of third parties within the third party hosted environment are beyond our control, yet we would remain responsible for such data security incidents from a regulatory standpoint, in some instances. We may also be limited in our remedies against our third party hosting providers in the event of a failure of service. A failure or limitation of service or available capacity by our third party hosting providers could adversely affect our business and reputation.

In addition to security breaches, our systems may be vulnerable to damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunication services, operator negligence, loss of data and other disruptive events. There may also be disruptions during the configuration, implementation or operation of, or during the migration to, new, SaaS and cloud-based systems as part of our transition to such online software services.

Finally, there could also be failures of service by third party technology, platform, carriers, server and hardware providers. If these providers are unable to handle current or higher volumes of use, experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with other service providers or assume these hosting responsibilities ourselves. In addition to using third party providers, we have also established local servers and infrastructure in multiple offices, including in Leuven, which may also be subject to failure.

We rely on our information technology systems and databases to manage numerous aspects of our business and to provide analytical information to management. Its information technology systems allow us to, among other things, optimize our software development and research and development efforts, organize our in-house 3D printing services logistics, efficiently purchase products from our suppliers, provide other procurement and logistic services, ship and invoice products to our customers on a timely basis, maintain cost-effective operations and generally provide service to our customers. Our information technology systems are an essential component of our business and growth strategies, and a disruption to or perceived failure in our information technology systems could significantly limit our ability to manage and operate our business efficiently. Any such disruption could therefore adversely affect our reputation, brand and financial condition. A security breach, disruptions or failure, whether of our products and servers, of our customers' network security and systems or of third-party service providers, could disrupt the proper functioning of our software and other products and computer systems, disrupt access to our customers' stored information and could lead to the loss of, damage to or public disclosure of our customers' stored information, cause errors in the output of our or our customers' work, allow unauthorized access to our sensitive, proprietary or confidential information, our customers or the patients that we and our customers serve through our medical solutions. Many jurisdictions have enacted laws mandating companies to inform individuals, shareholders, regulatory authorities, and others of security breaches. In addition, certain of our customer agreements may require us to promptly report security breaches involving their data on our systems or those of subcontractors processing such data on our behalf. This mandatory disclosure may be costly, harm our reputation, erode customer trust, and require significant resources to mitigate issues stemming from actual or perceived security breaches.

If any of the foregoing occur, our reputation could be harmed, we could incur significant costs associated with remediation and the implementation of additional security measures or remediation, we may incur significant liability and financial loss, and we may be subject to regulatory scrutiny, investigations, proceedings, and penalties. In addition, certain of our customers are large and highly regulated, and if any of them were to conclude that our systems and procedures are insufficiently rigorous, they could terminate their relationships with us. As a result, our financial condition, results of operations and business could be adversely affected.

As noted above, any security compromise that causes an apparent privacy violation could also result in legal claims or proceedings, liability under various laws and regulations that regulate the privacy, security, or breach of personal information, and related regulatory penalties.

Our international operations expose us to a variety of global and local economic, social, political and operational risks, and our failure to manage these risks could adversely affect our results of operations
We operate in various global markets outside of Belgium, with:

- subsidiaries in Malaysia, Japan, South Korea, Australia, China, Austria, the Czech Republic, France, Germany, Ukraine, the Netherlands, Poland, Italy, the United Kingdom, the United States and Colombia;
- property, plants and equipment in Belgium, several states in the United States, the United Kingdom, France, Japan, the Czech Republic, Malaysia, Ukraine, China, Colombia, Poland, Australia, Germany, India, Brazil, South Korea and Spain; and
- employees and consultants in Belgium, other European countries, Africa, the United States, other American countries and Asia Pacific.



During the financial year ended December 31, 2025 we generated only 2.3% of our revenue in Belgium. As a result, we are exposed to a range of global and local economic, social, health, environmental, political, regulatory and operational conditions, including, among other things, global health crises, recessions, currency fluctuations, high interest rates, inflation, labor shortages, civil unrest, political instability, tariffs, export controls, trade restrictions, and changing regulations, which could affect our strategy and operations and have a material adverse effect on our business, financial condition, results of operations and prospects.

We face significant operational risks as a result of doing business internationally. These operational risks include operating in various legal systems which may contain conflicting regulatory requirements and which may be underdeveloped and subject to political interference, operating in countries with a higher incidence of corruption and fraudulent business practices, complex taxation issues and adverse tax consequences and liabilities, longer sales and payment cycles, transportation delays, difficulties in collecting accounts receivable, challenges in providing solutions across a significant distance, in different languages and among different cultures, difficulties in staffing and managing foreign operations, costs and difficulties of customizing products for foreign countries, seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe and regulatory or contractual limitations on our ability to provide our services or sell or develop our products in certain foreign markets.

Our international operations furthermore increase our exposure to macroeconomic events. Current macroeconomic events that adversely affect us include geopolitical instability resulting from the armed conflicts in Ukraine and the ongoing geopolitical tensions between the United States and China. Such regulatory and policy changes, including in relation to taxation, tariffs or trade, may significantly affect our business by increasing the cost of doing business, affecting our ability to sell our software, products and services and negatively impacting our profitability.

In particular, there is currently significant uncertainty about the future relationship between the United States and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the United States and other countries, including the European Union and China, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the United States and other countries, and new and/or increased tariffs may in the future subject us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the United States and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. We cannot predict future trade policy and regulations in the United States and other countries, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on our business. An escalated trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of our products may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements, or tariffs, our capital and operating costs may increase.

Any similar or other economic, social, or political developments in the future could also adversely impact our business. Unfavorable conditions may depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility or result in charges that are unusual or non-recurring.



Inflation has had and may continue to have an adverse effect on our results.
Inflationary pressures negatively impacted our operating margins and net income in fiscal 2023, 2024 and 2025, including increasing the costs of labor, energy, materials, and freight. We implemented price increases on many of our products and services in 2023, 2024 and 2025, in an effort to mitigate the effects of higher costs related to inflation. However, not all cost increases could be entirely offset, in part due to the delayed effect of price increases in multi-year agreements to which we are a party, where price increases may only be implemented at the renewal date. In addition, in Belgium, the salaries of our employees are indexed to inflation increases by law and, as a result, it may be difficult to keep our sales prices aligned with increases in our labor costs. If these inflationary pressures continue, our revenue, gross and operating margins and net income may be impacted in fiscal 2026 as well, which would harm our results of operations.

If our relationships with suppliers, including with limited source suppliers of raw materials, service consumables and other components, were to terminate or our manufacturing and service arrangements were to be disrupted, our business could be adversely affected.
We purchase raw materials, service consumables and other components that are used in our production from third party suppliers. We currently use only a limited number of suppliers for several of the raw materials and services that we use for our printing and production activities. Our reliance on a limited number of vendors involves a number of risks, including: potential shortages of some key raw materials and critical service consumables or other components, for which there may be no appropriate substitute; printed material performance or quality shortfalls, if traceable to particular raw materials, consumables or other components, since the supplier of the faulty consumable or component cannot readily be replaced; discontinuation of a raw material, service consumable or other component on which we rely; potential insolvency of these vendors; and reduced control over delivery schedules, manufacturing capabilities, quality and costs.

Alternative vendors may be unavailable, may be unwilling to supply, may not have the necessary regulatory approvals, or may not have in place an adequate quality management system or certification in line with our certifications. Furthermore, modifications to raw materials, service consumables or other components made by a, or due to change in, third party supplier could require new approvals from the relevant regulatory authorities before the modified raw materials, service consumables or other components may be used. If certain suppliers were to decide to discontinue production, or the supply to us, of a raw material, service consumable or other component that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and, consequently, reduced margins, and damage to our reputation. In addition, because we use a limited number of suppliers, and there is an increasing trend of consolidation among our existing suppliers, the increase in the prices charged by our suppliers may have an adverse effect on our results of operations, as we may be unable to find a supplier who may supply it at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

We depend on the knowledge and skills of key personnel throughout our entire organization, and if we are unable to retain and motivate them or recruit additional qualified personnel, our operations could suffer.
Our success depends upon the continued service and performance of key personnel at all levels within our organization, including machine operators, engineers, designers, software developers, salespeople, product managers and senior management. These key personnel members include persons who have been providing services to us for over 25 or 30 years, persons who have assisted us with the establishment and development of entire business units and persons who have such extensive knowledge of us and our operations that we consider them to have a critical role for us. Our success also depends on our ability to identify, hire, develop, motivate and retain qualified personnel in the future.



Competition for key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not realize returns on these investments. The loss of the services of key personnel could prevent or delay the implementation and completion of our strategic objectives, could divert management's attention to seeking certain qualified replacements or could adversely affect our ability to manage our company effectively. Each member of our personnel may resign at any time. Only some of the members of our personnel are subject to non-competition agreements, which may also be difficult to enforce. Accordingly, the adverse effect resulting from the loss of certain members of our key personnel could be compounded by our inability to prevent them from competing with us. We do not carry key-man insurance on any member of our senior management team or other key personnel. If we lose the ability to hire and retain key executives and employees with a diversity and high level of skills in appropriate domains (such as research and development and sales), it could have a material adverse impact on our business activities and results of operations.

In addition, the success of our acquisitions may depend in part on our ability to retain senior management and other key personnel of acquired companies following their acquisition and to continue to attract such persons to us. For example, the companies we acquire may depend on small teams of founders and senior managers with extensive market knowledge and relationships or that exercise substantial influence over the acquired business. As a result, the loss of such persons could adversely affect us.

As a result of the armed conflict in Ukraine, our supporting operations in Kyiv are expected to continue to be subject to continuous reorganization, uncertainty and instability.
We have an office in Kyiv, Ukraine where more than 400 of our collaborators are mainly engaged in engineering, software development and IT support, as well as other staff functions. The invasion of Ukraine by the Russian Federation on February 24, 2022, has impacted our operations in Kyiv significantly.

Although our operations in Kyiv nearly ceased in the first quarter of 2022, we have since been able to gradually reorganize the internal services provided from that region through a combination of measures, including Ukrainian collaborators who have fled to other regions in their country now working from home, support provided by existing (and often enlarged) Materialise teams in other regions, the relocation of a number of Ukrainian collaborators outside of Ukraine, and, circumstances permitting, services provided from our Kyiv office, which we have re-opened and accommodated to try to cope with the challenges resulting from the continuous military strikes on key infrastructure in the country.

While our people in Ukraine have shown, and continue to show, incredible resilience and professionalism, the situation in Ukraine remains unstable and uncertain and is expected to continue to have an impact on our operations, both financially and operationally. We expect that, as long as the armed conflict continues (and possibly for a period thereafter), this impact will continue and may even worsen, depending on the developments both geopolitically and in Ukraine. The ongoing additional mobilization for the Ukrainian army may also impact our operations. Although we are presently determined to continue to flexibly support our operations in Kyiv and at present do not see any reason to revise that strategy, we constantly monitor and evaluate the situation. Any change in strategy may have an additional negative impact on our results of operations and financial condition. We are unable to predict how the armed conflict in Ukraine will evolve and what the further political and economic repercussions will be. As a result, we are unable to assess with certainty its future impact on our business and operations, results of operations, financial condition, cash flows and liquidity. While we expect to suffer adverse effects, the severity is currently impossible to assess.

Our international operations pose currency risks, which may adversely affect our results of operations and net income.
Our results of operations may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. During the year ended December 31, 2025, 68% of our revenue was generated, and approximately 78% of our total costs



were incurred in euros. If the USD rate for €1.00 would have appreciated by 10%, the net result would have been € 0.5 million higher, excluding the effect of intercompany positions and cash and term accounts held in USD. If the USD rate for €1 would have depreciated by 10%, the net result would have been € 0.4 million lower, excluding the effect of intercompany positions and cash and term accounts held in USD. As we continue to expand internationally, our exposure to currency risks may increase. Historically, although we seek to monitor the ratio of revenues to expenses in certain foreign currencies, we have not managed all our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Changes in exchange rates between the foreign currencies in which we do business and the euro will affect our revenue, cost of sales, and operating margins, and could result in exchange losses in any given reporting period.

Changes in tax laws, treaties or regulations could adversely affect our financial results.
Our future effective tax rates could be adversely affected by changes in tax laws, treaties and regulations, both internationally and domestically. For example, such changes may include possible changes to the innovation income deduction regime in Belgium or the way it proportionately impacts our effective tax rate. In addition, the Organization for Economic Cooperation and Development (OECD) Inclusive Framework of 145 jurisdictions continue to reshape international taxation through its two-pillar plan. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence and is intended to apply to multinational enterprises with global revenues above € 20 billion. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises and is intended to apply to multinational enterprises with annual consolidated group revenue in excess of € 750 million. We are actively monitoring our compliance obligations and the impact of the OECD pillar one and pillar two rules as they continue to be refined by the OECD and implemented by various national governments. However, it is possible that the OECD pillar one and pillar two rules, as implemented by various national governments, could adversely affect our effective tax rate or result in higher cash tax liabilities. An increase of our future effective tax rates could have a material adverse effect on our business, financial position, results of operations and cash flows.

Errors or defects in our software or other products could cause us to incur additional costs, lose revenue and business opportunities, damage our reputation and expose us to potential liability.
Sophisticated software and complex 3D printed products may contain errors, defects or other performance problems at any point in the life of the product. If errors or defects are discovered in our current or future software or other products, we may not be able to correct them in a timely manner, or provide an adequate response to our customers. We may therefore need to expend significant financial, technical and management resources, or divert some of our development resources, in order to resolve or work around those defects.

We may also experience an increase in our service and warranty costs. Particularly in the medical sector, errors or defects in our software or products could lead to claims by patients against us and our customers and expose us to lawsuits that may damage us and our customers' reputations. Claims may be made by individuals or by classes of users. Our product liability and related insurance policies may not apply or sufficiently cover any product liability lawsuit that arises from defective software or products. Customers such as our collaboration partners may also seek indemnification for third party claims allegedly arising from breaches of warranties under our collaboration agreements.

Errors, defects or other performance problems in our software or other products may also result in the loss of, or delay in, the market acceptance of our software, our products and related 3D printing or engineering services or postponement of customer deployment. Such difficulties could also cause us to lose customers and, particularly in the case of our largest customers, the potentially substantial associated revenue which would have been generated by our sales to companies participating in our customer's supply chain. Technical problems, or the loss of a customer with a particularly important global reputation, could also damage our own business reputation and cause us to lose new business opportunities.



Our operations are subject to environmental laws and other government regulations and emerging sustainability risks, including environmental, social and governance (ESG) matters, which could have a material adverse effect on our business, financial condition and results of operations or result in liabilities in the future.

We are subject to local environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. Under certain environmental laws, we could be held solely or jointly and severally responsible, regardless of fault, for the remediation of any hazardous substance contamination at our service centers and other facilities and the respective consequences arising out of human exposure to such substances or other environmental damage. We may not have been and may not be at all times in complete compliance with environmental laws, regulations and permits, and the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental and worker health and safety matters. If we violate or fail to comply with environmental laws, regulations and permits, we could be subject to penalties, fines, restrictions on operations or other sanctions, and our operations could be interrupted. The cost of complying with current and future environmental, health and safety laws applicable to our operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures.

Our ability to ensure a resilient business that delivers long-term sustainable growth is reliant on our ability to identify current and emerging sustainability risks and legislative requirements that could adversely impact our business and ensure appropriate strategies are in place to manage such risks and requirements. Some of the key risks and requirements include:

- Growing expectations on how businesses respond to and address sustainability issues from customers, non-governmental organizations, ESG-focused investors and other stakeholders. The failure to meet these expectations may have adverse consequences, such as: active product delisting, negative non-governmental organization campaigns, loss of market share, omission from sustainability indices and adverse public perception or publicity; and

- Increased mandatory sustainability due-diligence and non-financial reporting and disclosure obligations, requiring businesses to take appropriate action or face regulatory penalties. This includes laws and regulations in the countries where we operate, such as, Carbon Border Adjustment Mechanism Regulation, the EU Corporate Sustainability Reporting Directive (CSRD), California's Voluntary Carbon Market Disclosures Act. In particular, under CSRD, we will be required, starting with the financial year ending December 31, 2025, to report on a broad range of sustainability-related impacts, risks and opportunities on the basis of the European Sustainability Reporting Standards which require, in particular, disclosures on environmental protection, social responsibility and treatment of employees, respect for human rights, anti-corruption, bribery and diversity. In connection with these reporting obligations, we will disclose ESG targets, policy and strategic plans, and conduct due diligence for our own operations and supply chain. As the CSRD requires reporting based on a "double materiality" assessment, we need to make both (i) an inside-out assessment of impact materiality (meaning a consideration of the impact of our corporate activity on sustainability matters) and (ii) an outside-in assessment of financial materiality (meaning a consideration of sustainability matters which, from the investor perspective, are material to our development, performance and financial position).

Our efforts to address current and emerging sustainability requirements could result in increased costs and divert management's attention and resources from our business. At the same time, in certain jurisdictions, regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives. For example, in the United States in recent years, anti-ESG and anti-Diversity Equity and Inclusion (DEI) sentiment has gained momentum. Conflicting regulations and a lack of harmonization of ESG and DEI legal and regulatory environments across the jurisdictions in which we operate may create enhanced compliance risks and costs. We may also face increasing scrutiny from our clients, employees and other stakeholders relating to the appropriate role of ESG and DEI practices and disclosures. Failure to prepare for and meet evolving standards and expectations could result in regulatory penalties, investor backlash and diminished shareholder confidence.





Any of these developments, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations.

If our 3D printing service center operations are disrupted, sales of our 3D printing services, including the medical devices that we print, may be affected, which could have an adverse effect on our results of operations.
We have eight 3D printing service centers in Europe, the United States, Brazil and Japan, including our principal 3D printing service center located in Leuven, Belgium. If the operations of these facilities are materially disrupted, whether by fires or other industrial accidents, extreme weather, natural disasters, labor stoppages, acts of terror, or otherwise, we would be unable to fulfill customer orders for the period of the disruption, we would not be able to recognize revenue on orders, could suffer damage to our reputation, and we might need to negotiate sales terms to secure the commitment of new customers during the period of the disruption and perhaps longer. In addition, extreme weather and other natural disasters may become more intense or more frequent as a result of climate change. Depending on the cause of the disruption, we could incur significant costs to remedy the disruption and resume providing 3D printing services. Such a disruption could have an adverse effect on our results of operations.

Our insurance policies may not provide adequate coverage for potential liabilities, including liabilities arising from litigation.
In the ordinary course of business, we have been, and in the future may be, subject to various product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations, including litigation related to defects in our software or other products. We maintain insurance to cover our potential exposure for a number of claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks related to our insurance coverage:

- we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, including with respect to our activities in the medical and the aerospace industry;
- we may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination, terrorist attacks or alleged infringements of third parties' intellectual property rights, and that exceed any amounts that we may have reserved for such liabilities;
- the amount of any liabilities that we may face may exceed our policy limits; and
- we may incur losses resulting from the interruption of our business that may not be fully covered under our insurance policies.





Even a partially uninsured claim of significant size, if successful or if settled for a substantial amount of money, could have a material adverse effect on our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time defending these claims and our reputation could suffer, any of which could adversely affect our results of operations.

We face potential liability related to the privacy and security of personal information we collect. In particular, but not exclusively, in connection with our Materialise Medical segment and the personalized wearables business we are pursuing within our Materialise Manufacturing segment, we may have access to personal information that is subject to a number of US federal and state, EU and other applicable foreign laws protecting the confidentiality of certain patient health or other private information, including patient records, and restricting the use and disclosure of that protected information. In addition, in our Materialise Software segment, we collect, transmit, process and store large amounts of proprietary or other sensitive data from our customers through our SaaS and cloud-based software applications, some of which are highly regulated.

Moreover, the landscape of laws, regulations, and industry standards related to patient health and other private information, data privacy and cybersecurity is evolving globally. We may be subject to increased compliance burdens by regulators and our customers and the patients that we and our customers serve, as well as additional costs to oversee and monitor security risks.

In the United States, we are subject to the Health Insurance Portability and Accountability Act, or HIPAA, the Health Information Technology for Economic and Clinical Health Act of 2009, regulations issued pursuant to these statutes, state privacy and security laws and regulations. These statutes, regulations and contractual obligations impose numerous requirements regarding the use and disclosure of personal health information with which we must comply. In addition, we are subject to data privacy and cybersecurity laws such as the California Consumer Privacy Act, or CCPA, as amended and expanded by the California Privacy Rights Act, or CPRA. The CCPA, as amended by the CPRA, requires,

among other things, covered companies, including us, to provide new disclosures to California consumers and afford such consumers the ability to opt out of certain sales of personal information. We are undertaking appropriate steps to modify our data processing practices and policies to comply with data privacy and cybersecurity laws and expects to incur substantial costs and expenses in an effort to comply with such laws, including in connection with our development and deployment of SaaS and cloud-based software solutions.

In the European Union, Regulation (EU) 2016/679 (the General Data Protection Regulation or GDPR), was adopted on April 27, 2016, and replaced the EU Data Protection Directive when it came into force on May 25, 2018. The GDPR introduced new data protection requirements in the European Union, unprecedented regulatory risk for non-compliant data processors and controllers and sizeable penalties for serious breaches — up to € 20 million or 4% of global turnover, whichever is higher. The GDPR also significantly expands the territorial reach of existing EU data protection and privacy rules. Our business processes have been and continue to be modified in order to incorporate the requirements of the GDPR. In addition, in connection with its withdrawal from the European Union, the United Kingdom implemented the GDPR as of January 1, 2021 (as it existed on December 31, 2020 but subject to certain UK-specific amendments), or UK GDPR.

In ensuring continued compliance with the EU regime, our transfer of any personal data from the European Union to the United States must be done in a manner which satisfies EU cross-border data transfer requirements. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-US Data Privacy Framework. The decision concludes that the United States ensures an adequate level of protection – comparable to that of the European Union – for personal data transferred from the European Union to US companies under the new framework. On the basis of the adequacy decision, personal data may flow safely from the European Union to US companies participating in the EU-US Data Privacy Framework, without having to put in place additional data protection safeguards. The adequacy decision followed the adoption of Executive Order on "Enhancing Safeguards for United States Signals Intelligence Activities" by former US President Biden on October 7, 2022, and a regulation issued by the US Attorney General. These measures introduced new binding safeguards to address the points raised by Court of Justice of the European Union in its Schrems II decision of July 2020, ensuring that data may be accessed by US intelligence agencies only to the extent necessary and proportionate and establishing an independent and impartial redress mechanism to handle and resolve complaints from Europeans concerning the collection of their data for national security purposes. However, the EU-US Data Privacy Framework is currently subject to annulment proceedings before the Court of Justice of the European Union, which may affect its future validity.

The safeguards that have been put in place by the US government in the area of national security (including the redress mechanism) apply to all data transfers under the GDPR to companies in the United States, regardless of the transfer mechanisms used. These safeguards therefore also facilitate the use of other tools, such as standard contractual clauses.

We are investigating and are undertaking appropriate steps to mitigate the risks associated with these evolving data privacy laws and data transfer requirements.

In late 2025, the European Commission proposed a comprehensive 'Digital Omnibus' legislative package aimed at harmonizing and simplifying the EU's digital regulatory framework, including the GDPR, the ePrivacy Directive, the Data Act, and the AI Act.

If adopted, these proposals could materially affect our data processing activities and compliance obligations. Key proposed changes include:

- **GDPR Refinement:** Revisions to the definition of 'personal data' to adopt an entity-relative approach and the introduction of 'legitimate interests' as a formalized legal basis for processing personal data for AI model training and development.
- **ePrivacy Integration:** The transition of cookie and tracking technology regulations from the ePrivacy Directive into the GDPR framework, potentially altering how we manage user consent and automated 'machine-readable' privacy signals.

- **Operational Relief:** Proposed extensions to personal data breach notification timelines (from 72 to 96 hours in certain cases) and streamlined reporting via a single EU portal for cybersecurity and data incidents.
- **AI Act Adjustments:** A separate 'Digital Omnibus on AI' proposes delaying certain compliance deadlines for high-risk AI systems and reducing administrative burdens for mid-cap enterprises.

While these measures are intended to reduce the 'fragmentation' of EU digital law and lower compliance costs, the legislative process remains ongoing. We cannot predict the final form of these regulations or their impact on our business. The transition to these new rules may require significant updates to our data governance systems, and any failure to align with the final requirements could result in increased litigation risk or regulatory enforcement under the GDPR's existing penalty framework.

In addition, the use and disclosure of personal health and other private information is subject to regulation in other jurisdictions in which we do business or expects to do business in the future. Some of these jurisdictions are not covered by an EU adequacy decision, and transfers of personal data to them are therefore subject to the conditions set out in Chapter 5 of the GDPR, including the requirement to implement appropriate safeguards. In addition, those jurisdictions may attempt to apply such laws extraterritorially or through treaties or other arrangements with European governmental entities. We might unintentionally violate such laws, and such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them. For example, each of the GDPR and the UK GDPR contains rules relating to the collection and processing of personal information, which are not identical to the current rules under national privacy laws and which contain more strict provisions. Any such developments, or developments stemming from enactment or modification of other laws, or the failure by us to comply with their requirements or to accurately anticipate the application or interpretation of these laws could create material liability for us, result in adverse publicity and negatively affect our medical business.



Our failure to accurately anticipate the application or interpretation of these statutes, regulations and contractual obligations as we develop our medical and other products and services, a failure by us to comply with their requirements (e.g., evolving encryption and security requirements) or an allegation that defects in our medical or other products have resulted in noncompliance by our customers could create material civil and/or criminal liability for us, resulting in adverse publicity and negatively affecting our medical business. Any legislation or regulation in the area of privacy and security of personal information could affect the way we operate and could harm our business.

The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our solutions or increase the costs associated with selling our products and services, and may affect our ability to invest in or jointly develop our products and services in the United States, the European Union and in foreign jurisdictions. Further, we cannot assure that our privacy and security policies and practices will be sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information.



4.1.4   Risks relating to our Materialise Medical Segment and Regulatory Environment
Our medical business, financial condition, results of operations and cash flows could be significantly and negatively affected by substantial government regulations.

Our medical products are subject to rigorous regulation by the European Commission, the US Food and Drug Administration (FDA), and numerous other applicable governmental authorities. In general, the development, testing, manufacturing and marketing of our medical products are subject to extensive regulation and review by numerous governmental authorities in the European Union, the United States, the United Kingdom, Canada, Brazil, Japan and Australia, and in other markets where we are currently active or may become active in the future. The regulatory process requires the expenditure of significant time, effort and expense to bring new medical products to market, and we cannot be certain that we will receive regulatory approvals, certifications or registrations in any country in which we plan to market our medical products.

The laws and regulations, including the requirements for approvals, certifications or registrations and the time required for regulatory review, vary from country to country. For example, to market our medical products within the member states of the European Union, we are required to comply with the European Medical Device Regulation. Under the European Medical Device Regulation, all medical devices except custom-made and investigational devices must bear the CE mark. To obtain authorization to affix the CE mark to our medical products, a recognized European notified body must assess our quality systems and the product's conformity to the requirements of the European Medical Device Regulation. Similarly, in the United States, we are required to obtain clearance or approval from the FDA prior to marketing our medical products. Moreover, any modification to a 510(k)-cleared device that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, technology, materials, packaging and certain manufacturing processes, may require a new 510(k) clearance or, possibly, a premarket approval, or PMA.

The regulatory approval process outside the European Union and the United States may include all of the risks associated with obtaining CE or FDA clearance or approval in addition to other risks. Clearance or approval by the FDA in the United States, or conformity assessment and affixing a

CE mark in the EEA does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries. We may be required to perform additional pre-clinical or clinical studies even if FDA clearance or approval, or the right to bear the CE label, has been obtained. We may not obtain regulatory approvals or certifications outside the European Union and the United States on a timely basis, if at all. If we fail to receive necessary approvals to commercialize our medical products in jurisdictions outside the European Union and the United States on a timely basis, or at all, our medical business, financial condition and results of operations could be adversely affected.

As a manufacturer of medical devices, we participate in the Medical Device Single Audit Program, or MDSAP, which is a prerequisite for market entry in Canada, and which makes results from external audits by an accredited auditing organization available to the regulatory authorities of the United States, Canada, Brazil, Japan and Australia. A single audit is used in lieu of multiple separate audits or inspections by participating regulatory authorities or their representatives, reducing the overall number of audits or inspections. However, the auditing organization must inform regulatory authorities directly when certain non-conformity thresholds are reached, enabling participating regulatory authorities to immediately undertake actions appropriate for their jurisdictions.

In addition, we are required to implement and maintain stringent reporting, labeling and record keeping procedures and make our facilities and operations subject to periodic inspections, both scheduled and unannounced, by the regulatory authorities. The medical device industry is also subject to a myriad of complex laws and regulations governing reimbursement, which varies from jurisdiction to jurisdiction in the European Union and which includes Medicare and Medicaid reimbursement in the United States as well as healthcare fraud and abuse laws, with these laws and regulations being subject to interpretation. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In certain public statements, governmental authorities have taken positions on issues for which little official interpretation was previously available. Some of these positions appear to be inconsistent with common practices within the industry but that have not previously been challenged.



Various governmental agencies have become increasingly vigilant in recent years in their investigation of various business practices. Governmental and regulatory actions against us may result in various actions that could adversely impact our medical operations, including:

* the recall or seizure of products;
* the suspension or revocation of the authority necessary for the production or sale of a product;
* the delay of our ability to introduce new products into the market;
* the suspension of shipments from particular manufacturing facilities;
* the issuance of warning letters or untitled letters;
* the imposition of operating restrictions;
* the imposition of injunctions, fines and penalties;
* the curtailment or restructuring of our operations;
* the exclusion of our products from being reimbursed by healthcare programs in the European Union or US federal and state healthcare programs (such as Medicare, Medicaid, Veterans Administration health programs and Civilian Health and Medical Program of the Uniformed Services);
* the delay or denial of customs clearance of our products for import in certain jurisdictions; and
* other civil or criminal sanctions against us.

Failure to comply with applicable regulatory requirements could also result in civil actions against us and other unanticipated expenditures. Any of these actions, in combination or alone, or even a public announcement that we are under investigation for possible violations of these laws, could have a material adverse effect on our medical business, financial condition, results of operations and cash flows. Investigations or proceedings could cause us to incur significant legal expenses and divert our management's attention from the operation of our business and we cannot assure that the costs of defending or resolving those investigations or proceedings would not have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, if the healthcare providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us.

In many of the countries in which we market our medical products, we are subject to regulations affecting, among other things, clinical efficacy, product standards, packaging requirements, labeling requirements, import/export restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to our medical surgical guides, models, implants and software products in these countries are similar to those of the European Commission and the FDA. In addition, in many countries the national health or social security organizations require our medical products to be qualified before they may be marketed with the benefit of reimbursement eligibility. Failure to receive or delays in the receipt of relevant foreign qualifications also could have a material adverse effect on our medical business, financial condition, results of operations and cash flows.

As the government regulators in the European Union, United States and elsewhere have become increasingly stringent, we may be subject to more rigorous regulation by governmental authorities in the future.

Healthcare policy changes, including reimbursement levels and price regulation, could adversely affect us.
New and amended Statutory provisions governing the clearance or approval, manufacture and marketing of a medical device may significantly affect our medical business and our medical products. Healthcare policies and programs also meaningfully affect the way healthcare is delivered and financed, and any changes may materially impact numerous aspects of our medical business. In particular, any changes that lower reimbursements or reduce medical procedure volumes could adversely affect our medical business and results of operations. Reimbursement may depend on obtaining a reimbursement code for our products. Obtaining a reimbursement code can be a lengthy and costly process and there is no guarantee that such a code can be obtained at satisfactory pricing levels or at all. Following the grant of a reimbursement code, third party payers have to agree to provide coverage. Moreover, governments, hospitals and other third party payors could reduce the amount of approved reimbursements or stop reimbursement altogether for a product. Changes to reimbursements for our products have negatively affected our sales volumes in the past and may unfavorably affect our future results of operations. Furthermore, initiatives sponsored by government



agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation and competitive pricing, are ongoing in markets where we do business. We could experience a negative impact on our medical business and results of operations due to increased pricing pressure in certain or all of the markets in which we operate.

The use, including the misuse or off-label use, of our medical services and products may be deemed unauthorized use or improper promotion, which could harm our image in the marketplace or result in injuries that lead to product liability suits and could be costly to our business or result in regulatory sanctions.

Medical decisions may only be made and operations may only be executed by trained professionals who are authorized to do so in the jurisdictions in which they operate.

Our medical services and products are generally designed to support surgeons in the planning and performance of their operations. In our medical software products set up, training and engineering support, we make it very clear that responsibility for medical decisions rests exclusively with the responsible surgeon, who is responsible for carefully reviewing and explicitly approving the surgical plan and/or the design of the medical device that is proposed by our software and engineers. Nonetheless, we cannot assure that patients, hospitals, surgeons or other parties will not try to hold us responsible for all or a part of the medical decisions underlying the operations that we support, exposing us to potential litigation or civil and criminal liability for unauthorized medical decision-making. Such actions or liability could lead governmental agencies to conclude that our products or services are used improperly, all of which could significantly damage our reputation and could materially impair the continued adoption of our medical services and product offering in the market.

In the markets in which we operate, our medical promotional materials and training methods must comply with numerous applicable laws and regulations, including the prohibition on the promotion of a medical device for a use that has not been cleared or approved by the relevant regulator or supervisory body. Use of a device outside of its cleared or approved indication is known as "off-label" use. If a relevant governmental authority determines that our medical promotional materials or

training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. In that event, our reputation could be damaged and adoption of our medical products would be impaired. Although we train our sales force not to promote our medical products for off-label uses, and our instructions for use in all markets specify that our products are not intended for use outside of those indications cleared for use, a competent regulatory agency could conclude that we have engaged in off-label promotion. In addition, there may be increased risk of injury if surgeons attempt to use our medical products off-label.

Surgeons also may misuse our medical products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us. Any of these events could adversely affect our medical business, results of operations and reputation and our ability to attract and retain customers for our products and services.

If our marketed medical devices are defective or otherwise pose safety risks, the relevant governmental authorities could require their recall, or we may initiate a recall of our products voluntarily.

The relevant governmental authorities may require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event a product poses an unacceptable risk to health. Manufacturers, on their own initiative, may recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our medical products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. Any recall could impair our ability to produce our medical products in a cost-effective and timely manner in order to meet our customers' demands. We also may be required to bear other costs or take other actions that may have a negative impact on our future revenue and our ability to generate



profits. We may initiate voluntary recalls involving our medical products in the future that we determine do not require notification of the relevant regulatory body. If a governmental agency disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our revenue. In addition, the relevant authority could take enforcement action for failing to report the recalls when they were conducted.

Alternative medical solutions could outperform the solutions we offer, rendering our solutions obsolete.

Our Materialise Medical segment products and services compete with other innovative technologies that offer similar medical solutions. In addition, many of our competitors are continuing to innovate in the subsegments of the market that we seek to address. For example, our 3D printed surgical guides compete with robotics and navigational solutions, which offer alternative methods to guide a surgeon during an intervention. These current and future alternative technological solutions could outperform the solutions we offer and render our solutions obsolete.

If our Materialise Medical segment products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

In the EU, we must comply with the EU Medical Device Regulation vigilance reporting requirements, the purpose of which is to improve the protection of health and safety of patients, users and others by reducing the likelihood of reoccurrence of incidents related to the use of a medical device. Under this regulation, serious incidents must be reported to the competent authorities of the Member States of the EU. A serious incident is defined as any malfunction or deterioration in the characteristics or performance of a device made available on the market, including use-error due to ergonomic features, as well as any inadequacy in the information supplied by the manufacturer and any undesirable side-effect which, directly or indirectly led, might lead to or might have led to a serious public health threat, the death of a patient, user or of other persons or to a serious deterioration in their state of health. Serious incidents are evaluated by the EU competent authorities to whom they have been reported, and where appropriate, information is disseminated between them in the form of National

Competent Authority Reports. The EU Medical Device Regulation vigilance reporting requirements are further intended to facilitate a direct, early and harmonized implementation of Field Safety Corrective Actions, or FSCAs, across the Member States of the EU where the device is in use. A FSCA is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. A FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

In addition, under the FDA medical device reporting regulations, we are required to report to the FDA any incident in which our medical product has malfunctioned and would be likely to cause or contribute to a death or serious injury if the malfunction happened again. If we fail to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against us. Any adverse event involving our medical products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending us in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Our Materialise Medical segment's 3D printing operations are required to operate within a quality management system that is compliant with the regulations of various jurisdictions, including the requirements of ISO 13485, and the US Quality System Regulation, which is costly and could subject us to enforcement action.

We are subject to the regulations of various jurisdictions regarding the manufacturing process for our medical products, including the requirements of ISO 13485. Within the United States, we are required to comply with the Quality System Regulation, which covers, among other things, the methods of documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our medical products. Compliance with these regulations is costly and time-consuming. In addition, the FDA enforces the Quality System Regulation through periodic



announced and unannounced inspections of manufacturing facilities. The failure by a manufacturer to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues, could result in, among other things, any of the following enforcement actions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, recall, detention or seizure of our medical products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying requests for 510(k) clearance or PMA of new products or modified products;
- withdrawing 510(k) clearances or PMAs that have already been granted;
- refusal to grant export approval for our medical products; or
- criminal prosecution.

Any regulatory enforcement actions could impair our ability to produce our medical products in a cost-effective and timely manner in order to meet our customers' demands. We also may be required to bear other costs or take other actions that may have a negative impact on our future revenue and our ability to generate profits. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our medical products on a timely basis and in the required quantities, if at all.





4.1.5 Risks relating to our Intellectual Property

If we are unable to obtain and maintain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality and other contractual arrangements with our employees, end users and others to maintain our competitive position. Our success depends, in part, on our ability to obtain patent protection for or maintain as trade secrets our proprietary products, technologies and inventions and to maintain the confidentiality of our trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our business proprietary rights.

Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose or otherwise circumvent our technologies, software, inventions, processes or improvements. We cannot assure investors that any of our existing or future patents or other intellectual-property rights will be enforceable, will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection or any competitive advantage. In addition, our pending patent applications may not be granted and our existing patents may lapse if we fail to comply with procedural, documentary, feepayment and other requirements for obtaining and maintaining patent protection, and we may not be able to obtain foreign patents or may elect not to file foreign patent applications corresponding to our US, European or other

patents. We intend to expand our business to certain countries that may not provide the same level of patent or other intellectual-property protection as the United States and the European Union. Even if we assert our patents or obtain additional patent or similar protection in such countries, effective enforcement of such patents or other rights may not be available. If our patents do not adequately protect our technology, our competitors may be able to offer products or services similar to ours or potential customers may gain illegal access to our proprietary technology. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use. Moreover, ongoing changes to the US patent laws may impact our ability to obtain and enforce our intellectual-property rights. In recent years, the courts have interpreted US patent laws and regulations differently, and in particular the US Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past. Some of these changes or potential changes may not be advantageous for us and may make it more difficult to obtain adequate patent protection or to enforce our patents against parties using them without a license or payment of royalties. These changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and the enforcement or defense of our patent rights, all of which could have a material adverse effect on our business and financial condition.



In addition, much of our technology is not protected by patents. We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention-assignment agreements intended to protect such rights, such agreements may be difficult and costly to enforce or may not provide adequate remedies if violated. Such agreements may be breached, and confidential information may be willfully or unintentionally used or disclosed in violation of the agreements, or our competitors or other parties may learn of the information in some other way. We cannot legally prevent one or more other companies from developing similar or identical technology to our unpatented technology and accordingly, it is likely that, over time, one or more other companies may be able to replicate our technology, thereby reducing our technological advantages. If we do not protect our technology or are unable to develop new technology that may be protected by patents or as trade secrets, we may face increased competition and lower revenue or gross margins, which may adversely affect our results of operations.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third party claims as a result of litigation or other proceedings.
We have been and may in the future be subject or party, directly or indirectly, to claims, negotiations or complex, protracted litigation, arbitration or post-grant review proceedings in connection with the enforcement of our intellectual property and patent rights.

While we strive to avoid infringing the intellectual-property rights of third parties, we cannot provide any assurances that we will be able to avoid any claims, directed against us directly or against our collaboration partners or our other customers, that our products and technology, including the technology that we license from others, infringe the intellectual-property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags behind the actual discoveries by several months or more. As a result, the nature of

claims contained in unpublished patent filings around the world is unknown to us, and it cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions.

Furthermore, it is not possible to know in which countries patent applicants may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms, such as the European Patent Convention, or to predict the final scope of protection that may result from pending patent applications. Moreover, the patent landscape in the different fields in which we operate is heavily occupied and freedom-to- operate examinations are costly and time-consuming. We have not obtained extensive freedom-to-operate reports in the past for each and all of our products and services, nor do we intend to install on a general basis freedom to operate examinations for our future products and services. In addition, we may be subject to intellectual-property infringement claims from non-practicing entities, individuals, vendors and other companies, including those that are in the business of asserting patents, but are not commercializing products or services in the different fields in which we operate, or our collaboration partners or our other customers may seek to invoke indemnification obligations to involve us in such intellectual-property infringement claims. Furthermore, although we maintain certain procedures to help to ensure that the items we 3D print on behalf of customers do not infringe upon the intellectual-property rights of others, we cannot be certain that our procedures will be effective in preventing any such infringement.

Intellectual-property disputes, litigation and arbitration, regardless of the merit or resolution, could cause us to incur significant costs in enforcing, or responding to, defending and resolving such claims. In addition, such claims may be costly and disruptive to our business operations by diverting attention and energy of management and key technical personnel, by prohibiting or otherwise impairing our ability to commercialize new or existing products or services and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual-property rights, including any such action commenced by us, could limit



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

the scope of our intellectual property rights and the value of the related technology. Third-party claims of intellectual-property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our sales agents and end users. In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third-party intellectual-property rights for use in our products and services or developing non-infringing substitute technology. Any of the foregoing developments may have a material adverse effect on our business, financial condition and results of operations.

If disputes arise, we could lose rights that are important to our business or be subject to restrictions on the conduct of our business.
We have license agreements with respect to certain intellectual-property that is important to our business and that may include exclusivity and non-competition undertakings. Disputes may arise between the counterparties to these agreements and us that could result in termination of these agreements. If we fail to comply with our obligations under our intellectual property-related agreements or misconstrue the scope of the rights granted to us or restrictions imposed on us under these agreements, the counterparties may have the right to terminate these agreements or sue us for damages or equitable remedies, including injunctive relief. Termination of these agreements, the reduction or elimination of our rights under these agreements, or the imposition of restrictions under these agreements that we have not anticipated may result in our having to negotiate new or reinstated licenses with less favorable terms, or to cease commercialization of licensed technology and products. This could materially adversely affect our business.

Certain technologies and patents have been developed with collaboration partners and we may face restrictions on this jointly developed intellectual property.
We have entered into collaborations with a number of industrial and medical-device companies and academic institutions, including Zimmer Biomet, Enovis, DePuy Synthes, Lima, Mathys, Siemens, and HP. We have, in some cases individually and in other cases along with our collaboration partners, filed for patent protection for a number of technologies developed under these agreements and may in the future file for further intellectual-property protection and/or seek to commercialize such technologies. Under some of these agreements, certain intellectual-property developed jointly by us and the relevant partner may be subject to joint ownership by us and the partner and our commercial use of such intellectual property may be restricted, or may require written consent from, or a separate agreement with, the partner. In other cases, we may not have any rights to use intellectual property solely developed and owned by the partner. If we cannot obtain commercial use rights for such jointly owned intellectual property or partner-owned intellectual property, our future product development and commercialization plans may be adversely affected.

Our use of open-source software may expose us to additional risks and harm our intellectual property.
Some of our proprietary software, including some of our 3D printing software, may use or incorporate open-source software. Some open-source software licenses require users who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or make available any derivative works of the open-source code on unfavorable terms or at no cost. We monitor, on an ongoing basis, whether our proprietary software, including our 3D printing software, would make use of any open-source software that could require us to disclose our proprietary source code, which could adversely affect our business.





4.1.6   Risks relating to our ordinary shares and ADSs

Our ordinary shares and ADSs may experience price and volume fluctuations and future sales of substantial amounts of ordinary shares or ADS on either or both of the stock exchanges on which they are listed, or the perception that such sales could occur, could adversely affect the market value of the securities or the interests of shareholders.

Our ordinary shares currently trade on Euronext Brussels and the ADSs currently trade on Nasdaq. The stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ordinary shares and the ADSs on one or both exchanges, regardless of our actual operating performance. Because we are dual-listed, movements in the price or liquidity on one exchange may influence trading on the other, potentially amplifying volatility. The market price and liquidity of our securities may be higher or lower than the price you paid and may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

- changes in macroeconomic or market conditions or trends in our industry or markets, such as inflation, recessions, fluctuations in interest rates, ongoing supply chain shortages, actual or perceived instability in the global banking system, changes in tariffs and trade restrictions, the results of local and national elections (including policy changes resulting from the U.S. presidential administration and EU institutions), international currency fluctuations, epidemics and pandemics, corruption, political instability and acts of war, such as the armed conflicts in Ukraine, Israel, Iran and the Middle East, or terrorism;
- significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
- the mix of products that we sell, and related services that we provide, during any period;
- delays between our expenditures to develop and market new products and the generation of sales from those products;
- changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

- changes in our expenditures to promote our products and services;
- success or failure of research and development projects of us or our competitors;
- announcements of acquisitions or divestures by us or one of our competitors;
- the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;
- changes in regulatory policies or tax guidelines in either the U.S. or the EU, or in jurisdictions where we operate;
- changes or perceived changes in earnings or variations in operating results; and
- any shortfall in revenue or net income from levels expected by investors or securities analysts.

Any of these could result in a material decline in the price of our ordinary shares or the ADSs on either or both exchanges.

- Members of our board of directors and senior management own a significant percentage of our ordinary shares, have significant voting power and are able to exert significant influence over matters subject to shareholder approval. Further, the double voting rights that attach to certain of our ordinary shares could have a negative effect on the liquidity of our ordinary shares or the ADSs, which may adversely affect the market price of our ordinary shares or the ADSs.

Members of our board of directors and senior management beneficially owned approximately 59.30 % of our outstanding ordinary shares (including ordinary shares represented by ADSs), as of April 1, 2026. Further, our restated articles of association provide that fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years carry double voting rights (meaning that such ordinary shares are entitled to two votes per share). Considering the double voting rights that attach to fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years, members of our board of directors and senior management have 73.28% of the voting rights as of March 1 2026. As a result, a relatively large proportion of our voting power is concentrated in a relatively small number of registered shareholders who hold



fully paid-up shares that have been continuously registered in their name in our share register for at least two years. These shareholders have significant influence over the election of members of our board of directors and the outcome of corporate actions requiring shareholder approval, including dividend policy, mergers, share capital increases, amendments of our restated articles of association and other extraordinary transactions. For example, these shareholders may be able to influence the outcome of elections of members of our board of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions.

In addition, our restated articles of association provide that, as long as Wilfried Vancraen, our founder and a member of our board of directors, and Hilde Ingelaere, a member of our board of directors, who is also Mr. Vancraen's spouse, and their three children, Linde, Sander (who is also a member of our board of directors) and Jeroen Vancraen, or collectively the Family Shareholders, control, directly or indirectly, in the aggregate at least 20% of the voting rights attached to our ordinary shares and if a Family Shareholder formulates a simple request to that effect, no more than six (6) directors may be appointed exclusively on the proposal of a majority of all Family Shareholders who, on the date of the appointment, hold at least 3% of the shares of the company, directly or indirectly. The number of candidates on the list of nominations provided by the Family Shareholders must exceed the number of mandates subject to the nomination right, and any vacancy of a director appointed on such proposal may only be filled by a candidate nominated by a majority of the other directors appointed on the recommendation of the Family Shareholders (if any). This concentration of ownership within this group of shareholders and the rights of the Family Shareholders prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that you may feel are in your best interest as one of our shareholders. The interests of these existing shareholders or the Family Shareholders may not always coincide with your interests or the interests of other shareholders, and they may act in a manner that advances their best interests and not necessarily those of other shareholders, including seeking a premium value for their ordinary shares, which might affect the prevailing market price for our ordinary shares or the ADSs. In addition, the two-year holding period required for the double voting rights may adversely impact the liquidity and market price of our ordinary shares or the ADSs.

The dilutive effect of our warrants could have an adverse effect on the future market price of our ordinary shares or the ADSs or otherwise adversely affect the interests of our shareholders.
Based on outstanding granted warrants, as of December 31, 2025, there were outstanding granted warrants to subscribe for an aggregate of 350,000 ordinary shares, with 325,000 warrants at a weighted average exercise price of € 4.87 per share and 25,000 warrants at an exercise price of € 7.59 per share. The warrants likely will be exercised if the market price of ordinary shares or the ADSs equals or exceeds the applicable exercise price. To the extent such securities are exercised, additional ordinary shares will be issued, which would dilute the ownership of existing shareholders.

ADS holders may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote. Further, the double voting rights that attach to certain of our ordinary shares are available only to holders who own their ordinary shares in registered form and not to ADS holders.
Except as described in the deposit agreement related to the ADSs, holders of ADSs are not able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. Otherwise, holders of ADSs are not able to exercise their right to vote, unless they withdraw our ordinary shares underlying the ADSs they hold to vote them in person or by proxy. However, holders of ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of ADSs, the depositary, upon timely notice from us, will notify holders of ADSs of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders of ADSs a shareholder meeting notice which contains, among other things, a statement as to the manner in which voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from holders of ADSs on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) substantial opposition exists, or (ii) such matter materially and adversely affects the rights of shareholders.

We cannot guarantee that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, the depositary's liability to holders of ADSs for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or our company if their shares are not voted as they have requested or if their shares cannot be voted.

Furthermore, our restated articles of association provide that fully paid-up ordinary shares that have been continuously registered in the name of the same shareholder in our share register for at least two years carry double voting right. Only shareholders who own their shares in registered form are entitled to take advantage of these double voting rights and ADS holders are not entitled to double voting rights.

ADS holders may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
Under the terms of the deposit agreement, the depositary for the ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. As our company is listed on both Nasdaq and Euronext Brussels, certain distributions may be subject to additional legal, regulatory, tax, or currency conversion requirements under Belgian law and regulatory frameworks that differ from U.S. rules. Differences between jurisdictions in record dates, payment dates, accepted payment currencies, and applicable withholding taxes may also affect the timing and amount of distributions received by the



depositary, and in turn, by ADS holders. In particular, coordination between the Belgian settlement system and the U.S. depositary process may lead to delays or added costs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to ADS holders. These restrictions may have a material adverse effect on the value of the ADSs.

We have no present intention to pay cash dividends on our ordinary shares in the foreseeable future and, consequently, investors' only opportunity to achieve a return on their investment during that time is if the price of our ordinary shares or the ADSs appreciates.
We have no present intention to pay cash dividends on our ordinary shares in the foreseeable future. Any recommendation by our board of directors to pay cash dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial statements prepared under generally accepted accounting principles in Belgium, or Belgian GAAP. In addition, in accordance with Belgian law and our restated articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our statutory non-consolidated accounts (prepared in accordance with Belgian GAAP) to a legal reserve until the reserve equals 10% of our share capital. Our legal reserve currently does not meet this requirement. As a consequence of these facts, there can be no assurance as to whether dividends or other distributions will be paid out in the future or, if they are paid, their amount.

As a foreign private issuer listed both in Belgium and the U.S., we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. domestic issuers. This may limit the information available to holders of our ordinary shares and ADSs.
We are a "foreign private issuer," as defined in the rules and regulations of the SEC and, consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic issuers. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic issuers. While we are subject to Belgian disclosure and transparency obligations applicable to Belgian listed companies, these obligations differ in significant respects from those applicable to U.S. domestic issuers. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies. As a foreign private issuer, we file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to continue to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, our shareholders and ADS holders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.



We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a foreign private issuer, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2026. There is a risk that we will lose our foreign private issuer status in the future.

We would lose our foreign private issuer status if, for example, more than 50% of our assets are located in the United States and more than 50% of the voting power of our outstanding ordinary shares are held of record by U.S. residents. As of December 31, 2025, 3% of our assets were located in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly greater than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our consolidated financial statements in accordance with U.S. GAAP and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve significant additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we are required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Where applicable, our remediation efforts may not enable us to avoid a material weakness in the future.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares or the ADSs could decline, and we could be subject to sanctions or investigations



by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have incurred and will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and whose ordinary shares are publicly traded on Euronext Brussels, and our management is required to devote substantial time to new compliance initiatives.
As a company whose ADSs are publicly traded in the United States, and whose ordinary shares are listed in Euronext Brussels, we have incurred and will incur significant legal, accounting, insurance and other expenses that we did not incur prior to our initial public offering and prior to our Euronext Brussels listing. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the Nasdaq Stock Market as well as Belgian corporate law, the Euronext Brussels market rules, and regulations of the Belgian Financial Services and Markets Authority (FSMA) impose various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls in line with the rules applicable to both jurisdictions. These costs have increased now that we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements and as we now also comply with Belgian transparency obligations, dual market disclosure coordination, and European Market Abuse Regulation (MAR) requirements. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors or our committees. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs and/or ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

In order to satisfy our obligations as a dual listed company, we may need to hire or engage additional qualified accounting and financial personnel and consultants with appropriate experience.
As a dual listed company, we are required to establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. In order to establish and maintain this control environment, we have hired accounting and financial personnel and engaged consultants with experience and technical accounting knowledge, but we may need to hire or engage additional personnel and consultants to further our efforts. It is difficult to recruit and retain qualified personnel and consultants, and our operating expenses and operations have been and may continue to be impacted by the costs of their employment or engagement. Further, these efforts may divert management's attention from their day-to-day responsibilities.

ADS holders may be subject to limitations on the transfer of their ADSs.
ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, ADS holders may be unable to transfer their ADSs when they wish to.



If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs or our ordinary shares, the market price for the ADSs and/or the ordinary shares and trading volume could decline.
The trading market for the ADSs on Nasdaq and for our ordinary shares on Euronext Brussels is influenced by research or reports that industry or securities analysts publish about our business. We may receive coverage from analysts focused on U.S. markets, European markets, or both, and differing views or recommendations in each market could lead to volatility or price divergence between the ADSs and the ordinary shares. If one or more analysts who cover us downgrade the ADSs or our ordinary shares, the market price for the ADSs or ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs and/or ordinary shares to decline.

It may be difficult for investors outside Belgium to serve process on or enforce foreign judgments against us or our directors and senior management.
We are a Belgian limited liability company whose ordinary shares are listed on Euronext Brussels and whose ADSs are listed on Nasdaq. Our dual listing means that investors may seek to bring actions in either the United States or Belgium, but practical and legal barriers may limit enforcement across jurisdictions. None of the members of our board of directors and senior management is a resident of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than

arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal which are exhaustively listed in Article 25 of the Belgian Code of Private International Law. These grounds mainly require that the recognition or enforcement of the foreign judgment should not be a manifest violation of public policy, that the foreign courts must have respected the rights of the defense, that the foreign judgment should be final, and that the assumption of jurisdiction by the foreign court may not have breached certain principles of Belgian law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy. Similar legal hurdles may apply for actions brought in Belgian courts to be recognized or enforced in the United States, as there is no treaty on reciprocal enforcement of Belgian judgments in U.S. courts. This may further limit investors' ability to obtain or enforce remedies across both of our listing jurisdictions.

Holders of ADSs are not treated as shareholders of our company.
Holders of ADSs with underlying shares in a Belgian limited liability company are not treated as shareholders of our company, unless they withdraw our ordinary shares underlying the ADSs that they hold. The depository is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our company, other than the rights that they have pursuant to the deposit agreement.



We are a Belgian limited liability company listed in the U.S. and in Belgium, and shareholders of our company may have different and, in some cases, more limited shareholder rights than shareholders of a listed company in Belgium or of a U.S. listed corporation.

We are organized as a limited liability company (naamloze vennootschap/société anonyme) under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law. From a Belgian corporate law point of view, we qualify as a listed company (genoteerde vennootschap/société cotée) because our securities are listed on Euronext Brussels, a regulated market in the EEA, and we are also a listed company in the U.S. because our ADSs are traded on Nasdaq. As a Belgian listed company, certain provisions of Belgian corporate law applicable to listed companies apply to us. However, Belgian corporate law still differs in significant ways from U.S. federal and state laws applicable to U.S. listed corporations, which may result in our shareholders not enjoying certain rights and protections generally afforded to shareholders of U.S. companiesInvestors should also be aware that the rights provided to our shareholders under Belgian corporate law and our restated articles of association differ in certain respects from the rights that our shareholders would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.

Under Belgian corporate law, except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of his or her shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided that the shareholders were fully informed and that the relevant acts are accurately reflected in the annual accounts, which were approved before discussing the discharge. Additionally, for breaches of the articles of association or the law, there is an additional requirement: these acts must have been explicitly mentioned in the agenda of the convening notice to the shareholders' meeting. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether

if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination. For additional information on these and other aspects of Belgian corporate law and our restated articles of association, see Part 3 "Corporate governance" As a result of these differences between Belgian corporate law and our restated articles of association, on the one hand, and U.S. federal and state laws, on the other hand, in certain instances, investors could receive less protection as a shareholder of our company than they would as a shareholder of a U.S. corporation.

As a foreign private issuer listed both on Euronext Brussels and Nasdaq, we are not subject to certain Nasdaq Stock Market corporate governance rules applicable to U.S. listed companies.

We rely on provisions in the Listing Rules of the Nasdaq Stock Market that permit us to follow our home country corporate governance practices with regard to certain aspects of corporate governance. This allows us to follow Belgian corporate law and the Belgian Code of Companies and Associations, which differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Global Select Market. See Part 3 "Corporate Governance."

Holders of ADSs or ordinary shares have limited rights to call shareholders' meetings or to submit shareholder proposals, which could adversely affect their ability to participate in the governance of our company.

Except under limited circumstances, only the board of directors may call a shareholders' meeting. Shareholders who collectively own at least 10% of the ordinary shares of our company may require the board of directors or the statutory auditor to convene a special or an extraordinary general meeting of shareholders. In addition, shareholders representing at least 3% of our outstanding ordinary shares have the right to request that items be placed on the agenda of a shareholders' meeting or to submit proposals for resolutions. As a result, the ability of individual holders of the ADSs or ordinary shares to influence the governance of our company is limited.

Holders of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement or if they wish to involve us or the depositary in a legal proceeding.



The deposit agreement expressly limits the obligations and liability of us and the depositary. Neither we nor the depositary will be liable to the extent that liability results from the fact that we:

- are prevented or hindered in performing any obligation by circumstances beyond their control;
- exercise or fail to exercise discretion under the deposit agreement;
- perform our obligations without negligence or bad faith;
- take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder of the ADSs or any other qualified person; or
- rely on any documents we believe in good faith to be genuine and properly executed.

In addition, neither we nor the depositary has any obligation to participate in any action, suit or other proceeding in respect of the ADSs which may involve us in expense or liability unless it is indemnified to our satisfaction. These provisions of the deposit agreement will limit the ability of holders of the ADSs to obtain recourse if we or the depositary fails to meet our respective obligations under the deposit agreement or if they wish to involve us or the depositary in a legal proceeding.

Investors may not be able to participate in equity offerings, and ADS holders may not receive any value for rights that we may grant.

In accordance with Belgian corporate law, our restated articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are cancelled or limited by resolution of our shareholders' meeting or the board of directors. Our shareholders' meeting or board of directors may cancel or restrict such rights in future equity offerings. In addition, certain shareholders (including those in the United States, Australia, Canada or Japan) may not be entitled to exercise such rights even if they are not cancelled unless the rights and related shares are registered or qualified for sale under the relevant legislation or regulatory framework. This means that even though our ordinary shares are listed on Euronext Brussels and our ADSs are listed on the Nasdaq investors in either market may be excluded from participating in a particular offering. As a result, there is the risk that investors may suffer dilution of their shareholding



should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future. We may also limit the exercise of rights by shareholders in certain jurisdictions if we distribute rights in connection with other changes to our capital structure, like a distribution of rights to tender our shares to us for redemption in connection with an issuer tender offer, resulting in such shareholders being unable to participate in such transactions.

If rights are granted to our shareholders, as the case may be, but if by the terms of such rights offering or other transaction, or for any other reason, the depositary may not either make such rights available to any ADS holders or dispose of such rights and make the net proceeds available to such ADS holders, then the depositary may allow the rights to lapse, in which case ADS holders will receive no value for such rights.

Shareholders in jurisdictions with currencies other than the euro face additional investment risk from currency exchange rate fluctuations in connection with their holding of our ordinary shares or ADSs.
Any future payments of cash dividends on our ordinary shares will be denominated in euros. For ADS holders, the dividends will be converted by the depositary into U.S. dollars prior to distribution. The U.S. dollar – or other currency – equivalent of any dividends paid on our ordinary shares or ADSs or received in connection with any sale of our ordinary shares could be adversely affected by the depreciation of the euro against these other currencies.

Fluctuations in the exchange rate between the euro and the U.S. dollar may increase the risk of holding our ADSs and ordinary shares.
Our ordinary shares currently trade on Euronext Brussels in euro and our ADSs trade on Nasdaq in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar may result in temporary differences between the value of our ordinary shares and ADSs, which may result in heavy trading by investors seeking to exploit such differences.

We do not expect to be a passive foreign investment company for U.S. federal income tax purposes; however, there is a risk that we may be classified as a passive foreign investment company, which could result in materially adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or ADSs.
We do not expect to be a passive foreign investment company, or a PFIC. However, the application of complex U.S. federal income tax rules concerning the classification of our assets and income, and the application of these rules is uncertain in some respects. Additionally, certain aspects of the tests will be outside our control; therefore, no assurance can be given that we will not be classified as a PFIC for any taxable year. If you are a U.S. taxpayer and we are determined to be a PFIC at any time during your holding period, you may be subject to materially adverse consequences, including additional tax liability and tax filing obligations.

Changes in our United States federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.
We do not believe that we, or any of our non-U.S. subsidiaries, are controlled foreign corporations, or CFCs, based upon the ADSs or ordinary shares owned directly by U.S. shareholders. However, we or certain of our non-U.S. subsidiaries may be classified as CFCs depending on the U.S. holdings of certain of our non-U.S. shareholders. This classification could cause significant and adverse U.S. tax consequences for our U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of us or our non-U.S. subsidiaries, or a 10% U.S. shareholder, or any person who becomes a 10% U.S. shareholder under the U.S. Federal income tax law applicable to owners of CFCs. Therefore, we would advise our 10% U.S. shareholders (if any) and persons considering becoming 10% U.S. shareholders to consult their tax advisors regarding the U.S. Federal income tax law applicable to owners of CFCs.





4.2 OTHER LEGAL INFORMATION

Events after the reporting period

For a description of significant events occurring after December 31, 2025, see Note 27 (Subsequent Events) in section 6.2 "Notes to the Consolidated Financial Statements" in Part 6 "Financial Statements" included in this Annual Report.

Justification of the applied valuation rules under the assumption of going concern

Based on the positive operating result of the year, we maintain our valuation rules in the Company based on going concern. Such presumption is justified by the Company's strong equity position of € 259.8 million at December 31, 2025 and the outcome of the sensitivity testing that we have performed on our projected income statements and bank covenants.

Use of financial instruments

The Company has used interest rate and foreign currency swaps as financial instruments in the course of the financial period. For more detailed information see Note 20 (Fair Value) in section 6.2 "Notes to the Consolidated Financial Statements" in Part 6 "Financial Statements" included in this Annual Report.

Description of the major features of the internal control – and risk management system

General

The Group's internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and implemented by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS.

Risk management

Risk management, incorporating market risk and operational risk, is mainly the responsibility of the management. Managers, where needed assisted by Internal Audit, report on risk assessment and risk mitigation to the Executive Committee on a regular basis; the Executive Committee reviews risks formally twice per year and assigns risk mitigation actions. Review results are provided the Board with a detailed business review which analyses risks and challenges.

Monitoring of control mechanisms

The Executive Committee is responsible for risk management and the systems of internal control. Under the supervision of the Executive Committee, the management team is responsible for developing an adequate organization and an appropriate system of internal control for running the subsidiary's operations and managing risk.

The Audit Committee is responsible for monitoring the effectiveness of the Company's risk management, its systems of internal control and its internal audit function.



Internal control and risk management systems (including financial reporting)

The Group's internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and implemented by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS.

Control measures are in place to minimize the effect of risks on the Company's ability to achieve its objectives. In order to properly manage identified risks, the Company has established the following measures:

- Internal control over financial reporting, including policies and procedures that
  - pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets;
  - provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of the Board of Directors and management;
  - provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements;
- The subsidiaries within the Group submit financial information on a monthly basis, which includes the balance sheet and income statement. This information is used to consolidate the Group's balance sheet and income statement and is reviewed by management to ensure its accuracy and reliability;
- On a quarterly basis, subsidiaries provide additional financial disclosures, which are used to consolidate the balance sheet, income statement, and statement of cash flows at the Group level. These consolidated financial statements are complemented by detailed analyses, including a review of key financial metrics, such as working capital performance.

- The consolidated financial and non-financial results are presented on a quarterly basis to the Audit Committee and the Board of Directors. These reviews include "actual versus budgeted" comparisons, an analysis of key highlights from the reporting period, and an updated outlook for each business segment. This periodic reporting serves as a critical input for Board-level discussions and decision-making, enabling the Group to evaluate performance, identify risks, and adjust its strategic priorities effectively.

Information regarding key intangible resources (Article 3:6/2 BCCA)

To the extent necessary or applicable, the Board reports on the key intangible resources referred to in Article 3:6/2 juncto Article 1:31/2, 4° BCCA.

The Board of Directors considers that the Company has no intangible resources within the meaning of Article 1:31/2, 4° BCCA that are material to its value creation.

Reference is also made for this purpose to Note 7 (Intangible Assets) to the consolidated financial statements included in this Annual Report.

Circumstances that may significantly influence the development of the Company

Except for the risks and uncertainties described in section 4.1 "Risk Factors" in Part 4 "Risk Factors and Other Legal Information", the Company is not aware of any circumstances that have occurred that may adversely affect the Company's development.



Information about research and development activities

The Company has an ongoing research and development program to improve and further expand the capabilities of its existing technology portfolio, which reflects its continued investments in a range of disciplines, including software development, industrial, mechanical and biomedical engineering.

The Company has a long history of research and development through collaborations, which augment its internal development efforts. As of December 2025, the Company was active in more than 20 government funded research projects and also employed multiple researchers with a publicly funded scholarship. With its platform technologies and strong track record in successful commercialization of scientific innovations, the Company receives many requests for participation in new development projects. While the Company strongly protects its intellectual property in its core competencies, many of its products require collaborations in order to create healthy ecosystems for their successful implementation.

As of December 31, 2025, the Company had more than 50 active research and development projects in various stages of completion and approximately 536 FTEs and fully dedicated consultants working on research and development in its facilities in Belgium, France, Germany, Spain, the United Kingdom, the United States, Colombia, Ukraine and Malaysia.

The Company's research and development projects include, among others, the following:

- various software development projects, including projects focused on engineering and design for 3D printing and improving existing technological challenges (such as processing large volumes of data and advanced image segmentation), which are expected to benefit both the Materialise Software segment and the Materialise Medical segment;
- research projects to understand and develop advanced software tools for industrially relevant additive manufacturing technologies (powder bed fusion for plastics (laser sintering) and metal (both laser- and electron beam-based), stereolithography, FDM (also known as fused filament fabrication), binder jetting powder bed fusion, DLP-based printing and inkjet-based technologies);

- research projects within the Materialise Medical segment for the development of patient-specific surgical planning tools, surgical drill and saw guides or implants for orthopedic, CMF and cardiovascular interventions;
- research projects into the use of virtual and augmented reality by the Materialise Medical segment;
- research and development projects in the field of smart digital technologies for the large-scale personalization of wearable devices;
- various research projects into the use of artificial intelligence and (deep) machine learning in the field of image processing and additive manufacturing; and
- multiple research projects aimed at improving the maturity, reliability and quality of the additive manufacturing process, which are expected to benefit each of the Company's three segments.

The Company also regularly applies for research and development grants and subsidies under, among others, European, Belgian, British, French and German grant rules. The Company has received grants and subsidies from different authorities, including the Flemish government (VLAIO, or Vlaams Agentschap Innoveren en Ondernemen), the European Union (FP7 and H2020 framework programs) and BMBF, the German Federal Ministry of Education and Research.

The Company expects to continue to invest significantly in research and development in the future.





Information on branches of the Company

As of today Materialise NV has the following (direct and indirect) subsidiaries[1]:

Name	Jurisdiction of Incorporation	Comments
Materialise SAS	France	
Materialise GmbH	Germany	
Materialise Japan K.K.	Japan	
Materialise s.r.o.	The Czech Republic	
Materialise USA, LLC	United States	
OBL SAS	France	
Materialise Austria GmbH	Austria	
Materialise SDN. BHD	Malaysia	
Materialise Ukraine LLC	Ukraine	
RapidFit NV[2]	Belgium	
Materialise SA	Poland	
Meridian Technique Limited	United Kingdom	
Materialise Netherlands BV	The Netherlands	Materialise Netherlands BV was incorporated on 8 January 2025
Materialise Colombia SAS	Colombia	

Name	Jurisdiction of Incorporation	Comments
Materialise Motion NV	Belgium	
Materialise Shanghai Co. Ltd	China	
Materialise Australia PTY Ltd	Australia	
Materialise S.R.L.	Italy	
ACTech Holding GmbH	Germany	
ACTech GmbH	Germany	
ACTech North America Inc.	United States	
Engimplan Engenharia de Implante Industria E Comércio Ltda	Brazil	
Engimplan Holding Ltda	Brazil	
Materialise Limited	South Korea	
Tianjin Zhenyuan Materialise Medical Technology Ltd	China	
FEops NV	Belgium	
Orthoview Holdings Limited	United Kingdom	The strike-off ended on 18 March 2025.

[1] Materialise also has representative offices in Spain and Hungary.

[2] On March 30, 2026, the Group reached an agreement for the sale of business assets relating to its Rapidfit business to the current management team. Closing of the transaction is expected on or around April 30, 2026

5

Operating and financial review

This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled "Part 4. Risk Factors", "Special Note Regarding Forward-Looking Information" and "Part 1 The Group's Business" and elsewhere in this annual report.



5.1   OPERATING RESULTS

5.1.1   Overview

Company Overview

We are a leading provider of additive manufacturing and medical software tools and of sophisticated 3D printing services. With our knowledge, products and services, we empower our customers to use additive manufacturing technology more effectively, in general, and we enable certain specific and significant applications of additive manufacturing, in particular. In both instances, we seek to empower the choice for sustainability through the use of additive manufacturing.

The customers of our general software tools and 3D printing services are active in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. The significant additive manufacturing applications that we are more deeply and more directly involved in currently include applications for orthopedic, cranio maxillo facial, eyewear, footwear and measurement fixtures.

As of December 31, 2025, our team consisted of 2,556 FTEs and fully dedicated consultants. Our portfolio of intellectual property featured 529 issued patents and 128 pending patent applications as of December 31, 2025. For the year ended December 31, 2025, we generated € 267.6 million of revenue, representing 0.3% increase over the prior year, a net profit of € 7.7 million, an Adjusted EBIT of € 10.6 million and an Adjusted EBITDA of € 32.4 million. For a description of Adjusted EBIT, Adjusted EBITDA and a reconciliation of our net profit to our Adjusted EBIT and Adjusted EBITDA, see "—Other Financial Information" below.

Growth Strategy

Our growth strategy is guided by the overall mission to strengthen our market position in additive manufacturing while expanding into areas with high long-term potential. Within this company-wide vision, each of our segments develops its own shorter-term strategy. The following describes how these strategies are applied in each of our three business segments.

In our Materialise Medical segment, we believe that the growing trend of personalized patient care will boost the demand for digital planning tools as well as for personalized medical devices. In response to that trend, we intend to continue to increase the penetration of our existing software products in the hospital market and to expand our portfolio of planning tools into new areas such as cardiovascular and pulmonology. We also intend to continue to develop and grow the sales of our personalized medical device portfolio, both directly and indirectly and in existing as well as in new markets, including in particular in the CMF and the orthopedics markets.

In our Materialise Software segment, we intend to strengthen the market penetration of our software platform by (i) continuing to gradually grow the strong position of our Magics 3D Print Suite in the market for print preparation software tools, including by offering its functionality through the cloud, and (ii) bringing our CO-AM platform to the market, offering to our customers both proprietary and third party functionalities that focus on volume production, including manufacturing execution systems, or MES, automated workflows for additive manufacturing and solutions such as quality analysis tools and data security. The transition to a cloud-based software platform and associated subscription models will affect our revenue levels in the near term, but we believe it may ensure the continued strength of our business model going forward. Further, in order to be able to meet the demands that are associated with volume production, including mass customization, and to accelerate the development and roll out of our cloud-based software platform, where software as a service, big data technologies, and machine learning will be key drivers, we intend to continue to invest significantly in both research and development.

In our Materialise Manufacturing segment, we believe that there is significant growth potential in the markets for additive manufacturing of end-use products. We therefore intend to continue to invest in the expansion and creation of certified 3D manufacturing environments that meet the high standards of the specialized segments of the industrial market, including the aerospace and defense markets. In the footwear market, we will continue to invest in the development and commercial roll out of the pressure plate technology and related applications that we acquired from RS Scan and in the worldwide commercialization of our Phits customized 3D printed insoles.

Importantly, our applications and solutions focus on empowering our customers' and partners' choice for sustainability. In the applications that we support, additive manufacturing has the potential to not only replace traditional manufacturing technologies, but also to enable the digitization of customer journeys and supply chains, to localize manufacturing, to reduce inventories and the use of raw materials and to make end customers' solutions more durable through personalization. We believe that this focus on the choice for sustainability will position us for long term sustainable growth, even if this may imply that we forego short term growth opportunities that do not fit this vision.

5.1.2   Recent Developments

See Note 27 to our audited consolidated financial statements for disclosure of significant transactions and significant changes in our financial condition or results of operations that occurred subsequent to December 31, 2025. In addition, see "Trend Information" below.



HEXA by LIFT

5.1.3 Key Income Statement Items

Revenue

Revenue is generated primarily by the sale of our software and 3D printed and complex manufactured products and services.

In our Materialise Software segment, we generate revenues from software licenses, maintenance contracts and custom software development services and sales of Materialise Controller.

In our Materialise Medical segment, we generate revenue through the sale of medical devices that we print or manufacture for our customers and from the sale of licenses on our medical software packages, software maintenance contracts and custom software development and engineering services.

In our Materialise Manufacturing segment, we generate most of our revenue through the sale of parts that we print or produce for our customers.

Software

Software revenue is comprised of perpetual and time-based licenses, maintenance revenue and software development service fees. Our software products are mainly licensed pursuant to one of two payment structures: (i) perpetual licenses, for which the customer pays an initial fee for a perpetual license and subsequently pays fees for maintenance under separate maintenance contracts, generally on an annual basis, or (ii) time-based licenses (generally annual licenses), for which the customer pays equal periodic fees to keep the license active.

Perpetual licenses require the payment of fees for maintenance, technical support and product updates. Time-based licenses entitle the customer to corrective maintenance and product updates without additional charge. We generally recognize revenue from our time-based licenses and our maintenance revenue on a straight-line basis over the term of the applicable license or maintenance contracts. Our software revenue depends upon both incremental sales of software licenses to both new and existing customers and renewals of existing time-based licenses and maintenance contracts. Sales and renewals are also driven by our customers' usage and budget cycle. Software development services are typically charged either on a time and materials basis or on a fixed fee basis.

3D printed products and services

3D printed products revenue is derived from our network of 3D printing service centers. Our service centers not only utilize our 3D printing technology to print products but are also full-service operations that provide support and services such as pre-production collaboration prior to printing the product. Revenue from 3D printed products depends upon the volume of products that we print for our customers. Sales of these products are linked to the number of our 3D printing machines that are installed and active worldwide. We have dedicated teams and production lines for industrial applications and medical applications. All medical products require a highly regulated production environment. Whereas both segments use the same 3D printing technologies, the complex combination of our engineering and software solutions in connection with medical applications results in higher margins for our medical applications.



Production of limited runs of highly complex casted metal parts

Casted products revenue is derived from ACTech's network, with its production unit in Freiberg, Germany. ACTech is utilizing casting technology, including 3D printing technology for mold making, and offers full-service project operations, including project and pre-production collaboration, and high-end complex finishing services.

Cost of Sales

Our cost of sales includes raw materials, external subcontracting services, labor costs, manufacturing overhead expenses, amortization and depreciation and reserves for inventory obsolescence. Our manufacturing overhead expenses include quality assurance, manufacturing engineering, material procurement, inventory control, facilities, equipment and information technology and operations supervision and management.

Research and Development Expenses

Our research and development activities primarily consist of engineering and research programs associated with our products under development as well as research and development activities associated with our core technologies and processes. Research and development expenses are primarily related to employee compensation, including salary, fringe benefits, share-based compensation and temporary employee expenses. We also incur expenses for software and materials, supplies, costs for facilities and equipment, depreciation, and outside design and outside research support.

Development expenditures on an individual project are recognized as an intangible asset when we can demonstrate:

- the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
- the intention to complete and the ability to use or sell the asset;
- how the asset will generate future economic benefits;
- the availability of resources to complete the asset; and
- the ability to measure reliably the expenditure during development.

We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, guides and other product development activities are not met until shortly before the products are available for sale, unless either (i) we have strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, we have the intention to market the product to parties other than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses us for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for our marketing, sales and business development functions. Other significant expenses include travel, depreciation, product demonstration samples, brochures, websites and trade show expenses.



General and Administrative Expenses

Our general and administrative expenses primarily consist of employee compensation, including salary, fringe benefits and share-based compensation for our executive, financial, human resources, information technology support and regulatory affairs and administrative functions. Other significant expenses include outside legal counsel, independent auditors and other outside consultants, insurance, facilities, depreciation and information technologies expenses.

Net Other Operating Income

Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development and government grants, partial funding of research and development projects, currency exchange results on purchase and sales transactions the amortization of intangible assets from business combinations, write-off of trade receivables, impairment of goodwill and intangible assets, and revaluation income or costs from participations.

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate. When the grant relates to the construction of buildings, it is recognized as income over the depreciation period of the related building.

Such grants have been received from the federal and regional governments and from the European Union in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven, Belgium and of the construction of a new production facility in Freiberg, Germany.

Where retention of a government grant is related to assets or to income and dependent on the Company satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with.

Financial Expenses

Our financial expenses primarily include costs associated with currency exchange differences and with interest payments on our debt.

5.1.4   Critical Accounting Policies and Accounting Estimates

The preparation of our consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.

On an ongoing basis, we evaluate our estimates, assumptions and judgments, including those related to revenue recognition, development expenses, share-based payment transactions, income taxes, impairment of goodwill, intangible assets and property, plant & equipment and business combinations.

We based our assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond our control. Such changes are reflected in the assumptions when they occur.



Revenue Recognition

Our revenue recognition policies require management to make significant estimates. Management analyzes various factors, including a review of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors could impact the timing and amount of revenue and cost recognized and thus affects our results of operations and financial condition. The significant estimates and judgments relate to:

- assessing whether a performance obligation is distinct in a bundled sale(s) transaction;
- estimation of the variable considerations and the assessment of the revenue constraint limitation;
- estimation of the stand-alone selling prices for each distinct performance obligation; and
- the stage of completion of our custom development of software components for customers when revenues are satisfied over time.

We make significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e., whether the good or service has a benefit to the customer on its own or together with readily available resources and/or whether the good or service is highly interrelated or constitutes a significant input with another good or service provided, or whether it significantly modifies or tailors another good or service. Relevant judgments include the following:

- Whether the software license is distinct from the 3D printed guides – in most cases with contracts with collaborative partners in the Materialise Medical segment, the software license is combined with the manufacturing of the 3D printed guides as the software license has no benefit to the customer without the manufacturing services. We have also implemented a new "Plan Only" feature where the collaboration partners can benefit from a virtual plan produced with the software license without the manufacturing of any physical product. Such Plan Only features are recognized in revenue as a separate performance obligation based on the usage by the collaboration partner.

- Whether the development services are distinct from other performance obligations – in most cases, these performance obligations are distinct however for one contract with a collaboration partner in the Materialise Medical segment, the software license is combined with the license and the 3D printed guides as one "distinct" performance obligation.

For the stand-alone selling prices, we use prices from price list or historical prices for similar transactions. However, in certain cases, such information may not be readily available, and in those cases, we estimate the stand-alone selling price based on a cost-plus mark-up or other estimate. If the stand-alone selling price of one or more goods or services in arrangements with multiple performance obligations is highly variable or uncertain, we estimate the stand-alone selling price with reference to the total transaction price less the sum of the observable stand-alone selling prices of other goods or services promised in the contract. In addition, for certain performance obligations such as development services, the stand-alone selling prices also require an estimate of the time required to complete the development.

Certain contracts include estimates of variable considerations within the transaction price and assessing the revenue constraint, such as:

- quantities/volume sold at fixed prices related to, but not limited to, the manufacturing of 3D printed products, software licenses sold and maintenance renewals;
- contractual prices may vary based on volume purchased during a given period;
- FTE expenses for development or other services billed on a time & material basis; and
- volume rebates.

The method used to estimate the variable consideration depends on the number of possible scenarios and the probability of each scenario. If there are many possible scenarios with a high probability probabilities (each less than 50%), we will use the expected value method, while the most likely method is used when there is a scenario with a higher probability (more than 50%).





Variable consideration is not a constraint when, based on historical experience, a high reliable business forecast and/or the timeframe of the estimates, we determine that there is a high probability that it will not result in a future reversal of revenue.

We determine the stage of completion for development contracts satisfied over time by comparing the labor hours incurred to date with the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods when facts that give rise to a change become known. When the estimate indicates that a loss will be incurred, the loss is recorded in the relevant period. Significant judgments and estimates are involved in determining the percentage completion for each contract. Different assumptions can produce materially different results.

Development Expenses
Under International Accounting Standards 38, or IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, the intention to complete, the ability to use or sell the asset under development, the availability of technical, financial and other resources to complete the asset, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

Determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether the completion of the asset is technically feasible considering a company-specific approach and the likelihood of future economic benefits from the sale or use.

We have determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless either (i) we have strong evidence that the above criteria are met and a detailed business plan is available showing that the asset will generate future economic benefits on a reasonable basis or (ii) the development is done based upon specific request of the customer, we have the intention to market the product also to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses us for a significant portion of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred. This assessment is monitored on a regular basis.

We have determined that the criteria for internally generated intangible assets were met for two projects in 2018: (1) the software development of a new planner for hospitals within the cardiovascular field and (2) the process to obtain FDA and E.U. approval for a 3D printed tracheal splint within the Materialise Medical segment. The first project was successfully completed in 2019. In 2021, we recognized an impairment of € 0.2 million as the business case no longer showed a positive result over the next five years. The main reason was a delay in revenue due to the ongoing COVID-19 pandemic. The second project obtained the Investigational Device Exemption, or IDE, approval from the FDA in the first quarter of 2024. Because the present value of the expected cash flows until 2030 remains negative we continue to report the R&D expenses related to this program in our income statement.

In the year ended December 31, 2020 we determined that the criteria for internally generated intangible assets were met for certain subprojects related to our internal digital transformation program. With this program, we are investing in our IT landscape and upgrading and/or standardizing part of our digital core business. We have further invested in 2025, and will continue to invest in 2026 in state-of-the-art technology that is available on the market to upgrade our CRM, ERP and license management software. Together with this implementation, we will also upgrade and further develop those internal software programs that are closely related to 3D printing and the specific needs that arise from 3D printing. The integration of both standard and internal systems in the digital chain of Materialise is crucial and requires deep analysis, development and technical validation. It is expected that it will not only streamline our processes internally and help us reduce costs in maintenance in the short term, but it also will allow us to learn from this and commercialize this knowledge by making our software even easier to integrate with standard systems. This competitive advantage should become important in the coming years where 3D printing will be more and more integrated on the traditional manufacturing floor. As of December 31, 2025, we capitalized € 10.2 million as software and carried € 0.3 million as assets under construction in respect of those projects.

In the year ended December 31, 2021 we determined that the criteria for internally generated intangible assets were met for our project on the transformation of the platform architecture to enable our software products to make the transition from desktop to (hybrid) cloud. As of December 31, 2021 we had capitalized K€975 in respect of this project. During 2022 we continued to invest in this project and added K€984 to the asset under construction. As of December 31, 2022, we recognized an impairment of K€672 in respect of this asset under construction, due to an overlap with the recently acquired Link3D technology and the fact that this Link3D technology was already in a more advanced stage. The remaining K€1,287 was transferred from assets under construction to software, and amortization on this asset started in 2022.

Share-Based Payment Transactions
We measure the cost of equity-settled transactions with employees based on the fair value of the equity instruments at the date at which they are granted and measures the cost of cash-settled transactions based on the fair value of the equity instrument at the date of reporting. We have applied the Black-Scholes valuation model to estimate fair value. The use of this model requires management to make assumptions regarding the volatility and expected life of the equity instruments. The assumptions used to determine fair value for share-based payment transactions are disclosed in Note 14 to our consolidated financial statements and are estimated as follows:

- the dividend return is estimated by reference to the historical dividend payment. Currently, this is estimated to be zero as no dividends have been paid since inception;
- expected volatility is determined based on the average annualized volatility of our shares (until September 2016: of a number of quoted peers in the 3D printing industry and the volatility of our shares);
- estimated life of the warrant is determined to be until the first exercise period which is typically the month after vesting; and
- fair value of the shares is determined based on the share price of our ADSs on Nasdaq at the date of valuation. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with three-year cash flow projections and a multiple of EBITDA determined based on a number of quoted peers in the 3D printing industry.

Income Taxes
Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2025, we had current and non-current receivables related to tax credits for an amount of € 6 million (2024: € 6 million; 2023: € 5 million).

As of December 31, 2025, we had € 144 million (2024: € 119 million; 2023: € 92 million) of tax losses carried forward and Innovation Income Deduction, of which € 70 million related to Materialise NV (2024: € 56 million; 2023: € 47 million). These losses relate to Materialise NV and subsidiaries that have a history of losses, in countries where these losses do not expire and may not be used to offset taxable income elsewhere in our consolidated group.

Under the Belgian Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis.





With respect to the tax losses carried forward and Innovation Income Deduction carried forward, a deferred tax asset of € 1.3 million was recognized at December 31, 2025 (2024: € 0.0 million; 2023: € 0.1 million) for Materialise NV. We recognized a deferred tax asset of € 0.5 million for Materialise USA (2024: € 1.2 million; 2023: € 1.0 million) and a deferred tax asset of € 1.0 million for ACTech (2024: € 0.0 million; 2023: € 0.0 million).

We have not recognized deferred tax assets on unused tax losses and Innovation Income Deduction totaling € 34 million as at December 31, 2025 (2024: € 29 million; 2023: € 22 million) given that it is not probable that sufficient positive taxable base will be available in the foreseeable future against which these tax losses and Innovation Income Deduction can be utilized. If all deferred tax assets related to unused tax losses carried forward and Innovation Income Deduction would meet the criteria for recognition, net result for the year would have improved by € 34 million in 2025 through a deferred tax benefit. This would represent the planned recovery of € 34 million of unused tax losses carried forward and Innovation Income Deduction in future periods. Further details on taxes are disclosed in Note 22.10 to our consolidated financial statements.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment
We have goodwill for a total amount of € 43.2 million as of December 31, 2025 (2024: € 43.4 million; 2023: € 43.2 million) which has been subject to an impairment test. Goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget, and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. The key assumptions used to determine the value in use for the different cash generating units, or CGUs, are disclosed and further explained in Note 5 to our consolidated financial statements.

When events or changes in circumstances indicate that the carrying amount of the intangible assets and property, plant and equipment may not be recoverable, we estimate the value in use for the individual assets, or when not possible, at the level of CGUs to which the individual assets belong. Total impairment charges recorded during 2025 were € 0.0 million (2024: € 0.0 million; 2023: € 4.2 million).

In 2023, we recorded a goodwill impairment of € 4.2 million related to Materialise Motion and Engimplan. On the CGU Materialise Motion in Belgium, it was concluded that the value in use was lower than the carrying value, which resulted in a full impairment of the goodwill for an amount of € 1.2 million as well as a partial impairment on the intangible assets related to the partnership agreement, customer list, and developed technology for respectively € 0.9 million, € 0.1 million, and € 1.4 million. The key elements that led to the impairment loss for the Motion CGU was the delay in business growth versus what was initially foreseen. On the CGU Engimplan in Brazil, it was concluded that the value in use was lower than its carrying value, which resulted in a full impairment of the intangible assets related to customer list and trademarks for respectively € 0.4 million and € 0.1 million as well as a tangible asset 3D printer for € 0.1 million. The key elements that led to the impairment loss for the Engimplan CGU were related to a delay in business growth and to less benefits of synergies than initially anticipated.

Business Combinations
We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires us to use significant estimates and assumptions, including:

- estimated fair value of the acquired intangible assets;
- estimated fair value of property, plant and equipment; and
- estimated fair value of the contingent consideration.



The contingent consideration as included in the financial statements is recorded at fair value at the date of acquisition and is reviewed on a regular basis, at least annually. The fair value of the contingent consideration is based on risk-adjusted future cash flows of different scenarios discounted using appropriate interest rates. The structure of the possible scenarios and the probability assigned to each one of them is reassessed by management at every reporting period and requires judgement from management about the outcome and probability of the different scenarios as well as the evolution of the variables.

While we are using our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future, include but are not limited to:

- future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;
- the fair value of the plant and equipment;
- the fair value of the deferred revenue;
- discount rates; and
- the technology royalty rate.

Provision for Expected Credit Losses, or ECLs, of Trade Receivables and Contract Assets

We use a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns (i.e., by legal entity).

The provision matrix is initially based on our historical observed default rates. The matrix is calibrated to adjust the historical credit loss experience with forward-looking information. For example, if economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, expectations of economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and expectations of economic conditions may also not be representative of a customer's actual default in the future. Information about the ECLs on our trade receivables and contract assets is disclosed in Note 25 to our consolidated financial statements.

Convertible Loan Granted to Fluidda

We accounted for the convertible loan granted to Fluidda in January 2019, with a notional amount of € 2.5 million, at fair value until its full repayment in November 2025. The carrying value of the convertible loan amounted to € 0.0 million at December 31, 2025 (2024: € 4.0 million; 2023: € 3.8 million) following a full repayment, including all capitalized interests, by Fluidda in November 2025. Fluidda is a private start-up company which offers turnkey contract research services for drug development and medical device development. In prior periods, determining the fair value of the convertible loan, we considered different contractual parameters such as the repayment and conversion scenarios and dates. In addition, we made significant estimates such as (i) the discount rate, (ii) the probability and timing of each repayment and conversion scenario, and (iii) the amount of a qualified capital increase that determined the conversion factor. We applied a discount factor that was based on the estimated weighted average cost of capital of Fluidda, reflecting the uncertainty in relation to Fluidda's ability to be successful and the applied estimates by our consolidated group.

Leases – Estimating the Discount Rate and Probability of Exercising Extension Options/ Termination Options and Purchase Options

As we cannot always determine the interest rate implicit in lease contracts, we must estimate the incremental borrowing rate to measure certain lease liabilities such as buildings. For buildings, we use the property yield as a reference to determine the incremental borrowing rate. For other assets, we generally use the interest rate implicit in the lease contract or apply the incremental borrowing rate for a portfolio of similar assets. The incremental borrowing rate reflects what we "would have to pay", which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease.

In addition, certain lease contracts may have extension options, termination options (in the case of property leases) and/or purchase options (in the case of leases). We estimate whether it is reasonably certain that such options will be exercised, which impacts the lease term in the case of extension options and termination options and the period over which the lease assets are depreciated in the case of purchase options.

5.1.5 Recent Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of our financial statements are disclosed in our financial statements included elsewhere in this annual report.

5.1.6 Results of Operations

Comparison of Years Ended December 31, 2025 and 2024

	For the year ended December 31,		
in 000€, except percentages	**2025**	2024	% Change
Revenue	267,633	266,765	0.3%
Cost of sales	(114,684)	(115,940)	(1.1)%
Gross profit	**152,949**	**150,826**	**1.4%**
Research and development expenses	(46,089)	(44,400)	3.8%
Sales and marketing expenses	(61,591)	(61,620)	(0.0)%
General and administrative expenses	(40,122)	(39,597)	1.3%
Net other operating income	3,789	4,223	
Operating profit	**8,936**	**9,432**	
Financial expenses	(5,616)	(2,969)	
Financial income	3,968	7,677	
Profit before taxes	**7,287**	**14,139**	
Income taxes	429	(733)	
Net profit	**7,716**	**13,406**	

Revenue

Revenue increased by € 0.9 million , or 0.3%, to € 267.6 million in the year ended December 31, 2025, from € 266.8 million in the year ended December 31, 2024.

Revenue by geographical area is presented as follows:

	For the year ended December 31,	
in 000€	**2025**	2024
Americas	117,131	115,100
Europe & Africa	131,170	133,588
Asia-Pacific	19,332	18,077
Total	**267,633**	**266,765**



Revenue generated in Europe & Africa decreased by € 2.4 million, or 1.8%, in the year ended December 31, 2025, compared to the year ended December 31, 2024, due to lower revenue from our Materialise Manufacturing segment and from our Materialise Software segment. This decline was partially offset by revenue growth in our Materialise Medical segment. Revenue generated throughout the Americas increased by € 2.0 million, or 1.8%, in the year ended December 31, 2025, compared to the year ended December 31, 2024, due to higher revenue from our Materialise Medical, which was offset by decline in our Materialise Manufacturing and Materialise Software segments. Revenue generated in Asia-Pacific increased by € 1.3 million, or 6.9% in the year ended December 31, 2025, compared to the year ended December 31, 2024, driven by revenue growth in our Materialise Medical and Materialise Manufacturing segments, while our Materialise Software segment declined compared to 2024.

Revenue from our Materialise Medical segment increased € 17.9 million, or 15.4%, from € 116.4 million in the year ended December 31, 2024, to € 134.2 million in the year ended December 31, 2025. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by € 2.3 million, or 7.9%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 84.9% of all medical software revenues in the year ended December 31, 2025, compared to 85.0% in the year ended December 31, 2024. Our non-recurrent revenue from perpetual licenses and services decreased by 3.9% to € 4.4 million in the year ended December 31, 2025, compared to € 4.6 million in the year ended December 31, 2024. Deferred revenue from license and maintenance fees amounted to € 1.8 million in the year ended December 31, 2025, compared to € 1.8 million in the year ended December 31, 2024. Revenues from medical devices and services grew by € 15.1 million, or 18.4%, in the year ended December 31, 2025, driven by growth in all of our sales channels across our different core markets. As of December 31, 2025, our Materialise Medical segment operated 56 3D printers, as compared to 51 as of December 31, 2024.

Revenue from our Materialise Software segment decreased € 3.0 million, or 6.8%, from € 43.9 million in the year ended December 31, 2024, to € 40.9 million in the year ended December 31, 2025. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by € 1.3 million,



or 3.9%, in the year ended December 31, 2025. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by € 4.2 million, or 36.6%, in the year ended December 31, 2025. Deferred revenue from license and maintenance fees amounted to € 0.1 million in the year ended December 31, 2025, compared to € 0.6 million in the year ended December 31, 2024.

Revenue from our Materialise Manufacturing segment decreased € 14.0 million, or 13.2% mainly due to macro-economic headwinds from € 106.5 million in the year ended December 31, 2024, to € 92.5 million in the year ended December 31, 2025. Materialise Manufacturing operated 126 3D printers, 28 CNC machines and five vacuum casting machines as of December 31, 2025, compared to 155 3D printers, 39 CNC machines and five vacuum casting machines as of December 31, 2024, respectively.

Cost of sales
Cost of sales was € 114.7 million in the year ended December 31, 2025, compared to € 115.9 million in the year ended December 31, 2024, representing a decrease of € 1.3 million, or 1.1%. This decrease in cost of sales was related to decreased subcontracting volumes, offset by increased sales volumes, and the impact of inflation related to energy, materials and compensation expenses.

Gross profit
Gross profit increased € 2.1 million from € 150.8 million in the year ended December 31, 2024, to € 152.9 million in the year ended December 31, 2025, mainly driven by increased total revenue, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 57.1% in the year ended December 31, 2025, compared to 56.5% in the year ended December 31, 2024.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses
R&D, S&M and G&A expenses increased, in the aggregate, to € 147.8 million in the year ended December 31, 2025, compared to € 145.6 million in the year ended December 31, 2024. R&D

expenses increased from € 44.4 million to € 46.1 million, or 3.8%. S&M expenses remained stable at € 61.6 million. G&A expenses increased from € 39.6 million to € 40.1 million, or 1.3%, including € 0.8 million non-recurring expenses related to the Euronext Brussels listing of our ordinary shares in November 2025.

Net other operating income
Net other operating income decreased to € 3.8 million, in the year ended December 31, 2025, compared to € 4.2 million in the year ended December 31, 2024. Net other operating income included gains on withholding tax exemptions of € 2.8 million, grants received of € 2.5 million, and R&D tax credits of € 0.9 million. These gains were partially offset by amortization expenses of acquired intangible assets, which represented an expense of € 3.1 million for the year ended December 31, 2025. Net other operating income included withholding tax exemptions of € 3.4 million, grants received of € 1.5 million, R&D tax credits of € 1.2 million, and an expense of € 3.3 million for the year ended December 31, 2024.

Net financial income (financial income and financial expense)
Net financial expense was € 1.6 million in the year ended December 31, 2025, compared to a net financial income of € 4.7 million in the year ended December 31, 2024. The net financial expense in 2025 was primarily attributable to a higher negative impact from unfavorable foreign exchange rate fluctuations.

Income taxes
Income taxes in the year ended December 31, 2025 amounted to € 0.4 million, which was a combination of deferred tax benefits amounting to € 1.4 million and current income tax expenses of € 0.9 million.

Net profit/loss
As a result of the factors described above, net profit amounted to € 7.7 million in the year ended December 31, 2025 compared to € 13.4 million in the year ended December 31, 2024.



5.1.7   Other Financial Information

We use EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of our financial performance, including for purposes of monitoring compliance with financial covenants, supporting discussions with financing institutions, and meeting reporting requirements to our banks. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) cquisition expenses related to business combinations or divestiture-related expenses, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of our day-to-day operations. We also use segment Adjusted EBIT, segment Adjusted EBIT margin, segment Adjusted EBITDA, and segment Adjusted EBITDA margin to evaluate the performance of our three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on our indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. We believe that these measurements are useful to measure a company's ability to grow or as a valuation measurement. Our calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Disclosure in this annual report of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA, which are non-IFRS financial measures, is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. Our presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Profit to Adjusted EBIT (unaudited) on a Consolidated Basis

	For the year ended December 31,		
in 000€	**2025**	2024	2023
Net profit (loss)	**7,716**	**13,406**	**6,695**
Income tax expense/(benefit)	(429)	733	78
Financial expenses	5,616	2,969	3,865
Financial income	(3,968)	(7,677)	(5,019)
EBIT (unaudited)	**8,936**	**9,432**	**5,619**
Share-based compensation expenses[1]	266	285	39
Acquisition-related expenses of business combinations[2]	–	24	–
Impairments[3]	–	–	4,228
Restructuring and corporate initiatives[4]	1,400	–	–
Adjusted EBIT (unaudited)	**10,601**	**9,741**	**9,886**

[1]   Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

[2]   Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of FEops on July 18, 2024.

[3]   Impairments represents the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan in 2023.

[4]   Non-recurring costs related to corporate initiatives, restructurings or reorganizations.



Reconciliation of Net Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis

	For the year ended December 31,		
in 000€	**2025**	2024	2023
Net profit (loss)	**7,716**	**13,406**	**6,695**
Income tax expense/(benefit)	(429)	733	78
Financial expenses	5,616	2,969	3,865
Financial income	(3,968)	(7,677)	(5,019)
Depreciation and amortization	21,785	21,742	21,511
EBITDA (unaudited)	**30,721**	**31,175**	**27,130**
Share-based compensation expenses[(1)]	266	285	39
Acquisition-related expenses of business combinations[(2)]	–	24	–
Impairments[(3)]	–	–	4,228
Restructuring and corporate initiatives[(4)]	1,400	–	–
Adjusted EBITDA (unaudited)	**32,386**	**31,484**	**31,397**

(1)   Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

(2)   Acquisition-related expenses of business combinations represent fees and costs in connection with the acquisition of FEops on July 18, 2024.

(3)   Impairments represents the impairment of goodwill (€ 1.2 million) and partial impairment of the intangible assets (€ 2.4 million) of Materialise Motion NV, and the impairment of intangible and tangible assets (€ 0.7 million) of Engimplan in 2023.

(4)   Non-recurring costs related to corporate initiatives, restructurings or reorganizations.

Net profit was € 7.7 million in the year ended December 31, 2025 compared to a net profit of € 13.4 million in the year ended December 31, 2024.

EBIT and EBITDA

As a result of the factors described above, our consolidated EBIT was € 8.9 million in the year ended December 31, 2025, compared to € 9.4 million in the year ended December 31, 2024, a decrease of € 0.5 million. Our consolidated EBITDA was € 30.7 million in the year ended December 31, 2025, compared to € 31.2 million in the year ended December 31, 2024, a decrease of € 0.5 million.

During 2025, we continued to strategically invest in our growth businesses and progressed on our transition to cloud-based annual license revenue in our Materialise Software segment. Our 2025 EBIT and EBITDA included expenses of € 1.7 million from share-based compensation expenses and restructuring and corporate initiatives. These expenses were not reflected in our Adjusted EBIT and Adjusted EBITDA. Our consolidated Adjusted EBIT was € 10.6 million in the year ended December 31, 2025, compared to € 9.7 million in the year ended December 31, 2024, an increase of € 0.9 million. Our consolidated Adjusted EBITDA was € 32.4 million in the year ended December 31, 2025, compared to € 31.5 million in the year ended December 31, 2024, an increase of € 0.9 million.





Comparison of Years Ended December 31, 2025 and 2024 by Segment

in 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the year ended December 31, 2025						
Revenues	134,239	40,907	92,486	267,633	–	267,633
Segment Adjusted EBITDA	42,983	5,469	(4,236)	44,217	(11,830)	32,386
Segment Adjusted EBITDA %	32.0%	13.4%	-4.6%	16.5%	–	12.1%
Segment Adjusted EBIT	36,635	2,487	(15,980)	23,143	(12,541)	10,601
Segment Adjusted EBIT %	27.3%	6.1%	-17.3%	8.6%	–	4.0%
For the year ended December 31, 2024						
Revenues	116,358	43,899	106,508	266,765	–	266,765
Segment Adjusted EBITDA	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment Adjusted EBITDA %	30.6%	12.7%	1.6%	16.0%	–	11.8%
Segment Adjusted EBIT	29,202	2,141	(9,565)	21,778	(12,037)	9,741
Segment Adjusted EBIT %	25.1%	4.9%	-9.0%	8.2%	–	3.7%

(1)   Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition or divestiture-related expenses of business combinations, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments.

Our Materialise Medical segment's Adjusted EBITDA amounted to € 43.0 million in the year ended December 31, 2025, compared to € 35.6 million in the year ended December 31, 2024. The segment's Adjusted EBITDA margin (the segment's Adjusted EBITDA divided by the segment's revenue) increased to 32.0% in the year ended December 31, 2025 from 30.6% in the year ended December 31, 2024. Our Materialise Medical segment's Adjusted EBIT amounted to € 36.6 million in the year ended December 31, 2025, compared to € 29.2 million in the year ended December 31, 2024. The segment's Adjusted EBIT margin (the segment's Adjusted EBIT divided by the segment's revenue) increased to 27.3% in the year ended December 31, 2025 from 25.1% in the year ended December 31, 2024. The increase in the segment's Adjusted EBITDA margin and Adjusted EBIT margin was as a result of increased revenues, improved gross margins, and costs control while R&D investments further increased.





Our Materialise Software segment's Adjusted EBITDA was € 5.5 million in the year ended December 31, 2025, compared to € 5.6 million in the year ended December 31, 2024. This segment's Adjusted EBITDA margin increased to 13.4% in the year ended December 31, 2025, from 12.7% for the year ended December 31, 2024. Our Materialise Software segment's Adjusted EBIT was € 2.5 million in the year ended December 31, 2025, compared to € 2.1 million in the year ended December 31, 2024. This segment's Adjusted EBIT margin increased to 6.1% in the year ended December 31, 2025, from 4.9% for the year ended December 31, 2024. The increase in the segment's Adjusted EBITDA margin and Adjusted EBIT margin was the result of costs control, despite the execution of further R&D investments and the transition to a cloud and subscription-based business model.

Our Materialise Manufacturing segment's Adjusted EBITDA amounted to € (4.2) million in the year ended December 31, 2025, from € 1.7 million in the year ended December 31, 2024. The Adjusted EBITDA margin of this segment decreased to (4.6)% in the year ended December 31, 2025, from 1.6% in the year ended December 31, 2024. Our Materialise Manufacturing segment's Adjusted EBIT amounted to € (16.0) million in the year ended December 31, 2025, from € (9.6) million in the year ended December 31, 2024. The Adjusted EBIT margin of this segment decreased to (17.3)% in the year ended December 31, 2025, from (9.0)% in the year ended December 31, 2024. The decrease in the segment's Adjusted EBITDA margin and Adjusted EBIT margin was as a result of continued unfavorable market conditions impacting revenue, combined with ongoing investments in our growth business lines .

Reconciliation of Net Profit to Segment Adjusted EBITDA and Segment Adjusted EBIT

in 000€	For the year ended December 31,	
	2025	2024
Net profit	**7,716**	**13,406**
Income tax expense/(benefit)	(429)	733
Financial expenses	5,616	2,969
Financial income	(3,968)	(7,677)
Operating profit/(loss)	**8,936**	**9,432**
Depreciation and amortization	21,785	21,742
Corporate research and development	3,949	3,681
Corporate headquarters costs	12,048	10,254
Net other operating (income) expense	(2,901)	(2,350)
Segment acquisition-related expenses[1]	–	24
Segment restructuring and reorganizations[2]	400	–
Segment Adjusted EBITDA (unaudited)	**44,217**	**42,784**
Segment depreciation and amortization[3]	(21,074)	(21,006)
Segment Adjusted EBIT (unaudited)	**23,143**	**21,778**

[1] Segment acquisition-related expenses incurred in connection with the acquisition of FEops. See "Reconciliation of NET Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis" above.

[2] Costs related to restructuring activities and organizational changes within the reported business segments, including personnel-related and other associated expenses. For 2025 these costs relate to personnel-related restructuring costs within our Materialse Manufacturing and Materialise Software segments.

[3] Segment depreciation and amortization excludes depreciation and amortization that is not allocated to operating segments.



Comparison of Years Ended December 31, 2024 and 2023

in 000€, except percentages	For the year ended December 31,		
	2024	2023	% Change
Revenue	266,765	256,127	4.2%
Cost of sales	(115,940)	(110,996)	4.5%
Gross profit	**150,826**	**145,131**	**3.9%**
Research and development expenses	(44,400)	(38,098)	16.5%
Sales and marketing expenses	(61,620)	(57,822)	6.6%
General and administrative expenses	(39,597)	(37,068)	6.8%
Net other operating income (expenses)	4,223	(6,524)	-164.7%
Operating profit	**9,432**	**5,619**	
Financial expenses	(2,969)	(3,865)	
Financial income	7,677	5,019	
Profit (loss) before taxes	**14,139**	**6,773**	
Income tax expense/(benefit)	(733)	(78)	
Net profit (loss)	**13,406**	**6,695**	

Revenue

Revenue was € 266.8 million in the year ended December 31, 2024 compared to € 256.1 million in the year ended December 31, 2023, an increase of € 10.6 million, or 4.2%.

Revenue by geographical area is presented as follows:

in 000€	For the year ended December 31	
	2024	2023
Americas	115,100	97,399
Europe & Africa	133,588	138,741
Asia-Pacific	18,077	19,988
Total	**266,765**	**256,127**

Revenue generated in Europe & Africa decreased by € 5.2 million, or 3.7%, in the year ended December 31, 2024, compared to the year ended December 31, 2023, due to lower revenue from our Materialise Manufacturing segment. This decline was partially offset by stable performance in our Materialise Software segment and revenue growth in our Materialise Medical segment. Revenue generated throughout the Americas increased by € 17.7 million, or 18.2%, in the year ended December 31, 2024, compared to the year ended December 31, 2023, due to higher revenue from our Materialise Medical, Materialise Manufacturing and Materialise Software segments. Revenue generated in Asia-Pacific decreased by € 1.9 million, or 9.6% in the year ended December 31, 2024, compared to the year ended December 31, 2023, due to lower revenue from our Materialise Manufacturing and Materialise Software segments, while our Materialise Medical segment had a stable performance.

During 2024, revenue from our Materialise Medical segment increased, while revenue from our Materialise Software and Materialise Manufacturing segments declined compared to 2023.

Revenue from our Materialise Medical segment increased € 15.0 million, or 14.8%, from € 101.4 million in the year ended December 31, 2023, to € 116.4 million in the year ended December 31, 2024. Within our medical software department recurrent revenue from annual and renewed licenses and maintenance fees increased by € 1.7 million, or 6.3%, reflecting the implementation of our continued strategy focused on products with defined contractual periods. These recurrent revenues represented 85.0% of all medical software revenues in the year ended December 31, 2024, compared to 87.2% in the year ended December 31, 2023. Our non-recurrent revenue from perpetual licenses and services increased by 13.0% to € 4.6 million in the year ended December 31, 2024, compared to € 4.1 million in the year ended December 31, 2023. Deferred revenue from license and maintenance fees amounted to € 1.8 million in the year ended December 31, 2024, compared to € 0.7 million in the year ended December 31, 2023. Revenues from medical devices and services grew by € 12.2 million, or 17.5%, in the year ended December 31, 2024, driven by growth in all of our sales channels across our different core markets. As of December 31, 2024, our Materialise Medical segment operated 51 3D printers, as compared to 50 as of December 31, 2023.



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

Revenue from our Materialise Software segment decreased € 0.5 million, or 1.2%, from € 44.4 million in the year ended December 31, 2023, to € 43.9 million in the year ended December 31, 2024. Recurrent revenue, consisting of limited license fees and maintenance fees, increased by € 2.7 million, or 9.1%, in the year ended December 31, 2024. Non-recurrent revenue, mainly consisting of perpetual fees and services, decreased by € 3.2 million, or 21.9%, in the year ended December 31, 2024. Deferred revenue from license and maintenance fees amounted to € 0.6 million in the year ended December 31, 2024, compared to € 0.8 million in the year ended December 31, 2023.

Revenue from our Materialise Manufacturing segment decreased € 3.8 million, or 3.4%, from € 110.3 million in the year ended December 31, 2023, to € 106.5 million in the year ended December 31, 2024. Materialise Manufacturing operated 155 3D printers, 39 CNC machines and five vacuum casting machines as of December 31, 2024, compared to 157 3D printers, 28 CNC machines and five vacuum casting machines as of December 31, 2023, respectively.

Cost of sales
Cost of sales was € 115.9 million in the year ended December 31, 2024, compared to € 111.0 million in the year ended December 31, 2023, representing an increase of € 4.9 million, or 4.5%.This increase in cost of sales was related to increased sales volumes, increased subcontracting volumes and prices, and the impact of inflation related to energy, materials and compensation expenses.

Gross profit
Gross profit increased € 5.7 million from € 145.1 million in the year ended December 31, 2023, to € 150.8 million in the year ended December 31, 2024, mainly driven by increased total revenue, slightly offset by higher production costs. The overall gross profit margin (gross profit divided by our revenue) amounted to 56.5% in the year ended December 31, 2024, compared to 56.7% in the year ended December 31, 2023.

Research and development, or R&D, sales and marketing, or S&M, and general and administrative, or G&A, expenses
R&D, S&M and G&A expenses increased, in the aggregate, to € 145.6 million in the year ended December 31, 2024, compared to € 133.0 million in the year ended December 31, 2023. R&D expenses increased from € 38.1 million to € 44.4 million, or 16.5%. S&M expenses increased from € 57.8 million to € 61.6 million, or 6.6%. G&A expenses increased from € 37.1 million to € 39.6 million, or 6.8%.

Net other operating income
Net other operating income increased to a positive € 4.2 million, in the year ended December 31, 2024, compared to a net expense of € 6.5 million in the year ended December 31, 2023. The main drivers of this increase were withholding tax exemptions of € 3.4 million, grants received of € 1.5 million, and R&D tax credits of € 1.2 million. These gains were partially offset by amortization expenses of acquired intangible assets, which represented an expense of € 3.3 million for the year ended December 31, 2024. Net operating expenses included an arbitration settlement of € 5.2 million, an impairment loss related to intangible assets and goodwill of € 4.2 million, and amortization expenses of acquired intangible assets of € 4.0 million for the year ended December 31, 2023.

Net financial income (financial income and financial expense)
Net financial income was € 4.7 million in the year ended December 31, 2024, compared to a net income of € 1.2 million in the year ended December 31, 2023. In 2024, the net positive result was mainly due to increased foreign exchange gains and decreased interest expense on our loans and borrowings.

Income taxes
Income taxes in the year ended December 31, 2024 resulted in an expense of € 0.7 million, which was a combination of deferred tax benefits amounting to € 1.1 million and current income tax expenses of € 1.9 million.



Net profit/loss

As a result of the factors described above, net profit amounted to € 13.4 million in the year ended December 31, 2024 compared to € 6.7 million in the year ended December 31, 2023.

Other Financial Information

Net profit was € 13.4 million in the year ended December 31, 2024 compared to a net profit of € 6.7 million in the year ended December 31, 2023.

EBIT and EBITDA

As a result of the factors described above, our consolidated EBIT was € 9.4 million in the year ended December 31, 2024, compared to € 5.6 million in the year ended December 31, 2023, an increase of € 3.8 million. Our consolidated EBITDA was € 31.2 million in the year ended December 31, 2024, compared to € 27.1 million in the year ended December 31, 2023, an increase of € 4.0 million. During 2024, we continued to strategically invest in our growth businesses and progressed on our transition to cloud-based annual license revenue in our Materialise Software segment. In 2024, revenue increased by 4.2%. Our 2024 EBIT and EBITDA included expenses of € 0.3 million from share-based compensation expenses and acquisition-related expenses. These expenses were not reflected in our Adjusted EBIT and Adjusted EBITDA. Our consolidated Adjusted EBIT was € 9.7 million in the year ended December 31, 2024, compared to € 9.9 million in the year ended December 31, 2023, a decrease of € 0.1 million. Our consolidated Adjusted EBITDA was € 31.5 million in the year ended December 31, 2024, compared to € 31.4 million in the year ended December 31, 2023, an increase of € 0.1 million.







Comparison of the Years Ended December 31, 2024 and 2023 by Segment

in 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated[1]	Consolidated
For the year ended December 31, 2024						
Revenues	116,358	43,899	106,508	266,765	–	266,765
Segment Adjusted EBITDA	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment Adjusted EBITDA %	30.6%	12.7%	1.6%	16.0%	–	11.8%
Segment Adjusted EBIT	29,202	2,141	(9,565)	21,778	(12,037)	9,741
Segment Adjusted EBIT %	25.1%	4.9%	-9.0%	8.2%	–	3.7%
For the year ended December 31, 2023						
Revenues	101,376	44,442	110,310	256,127	–	256,127
Segment Adjusted EBITDA	26,544	7,450	7,537	41,530	(10,133)	31,397
Segment Adjusted EBITDA %	26.2%	16.8%	6.8%	16.2%	–	12.3%
Segment Adjusted EBIT	20,807	3,992	(3,986)	20,813	(10,927)	9,886
Segment Adjusted EBIT %	20.5%	9.0%	-3.6%	8.1%	–	3.9%

[1] Unallocated segment adjusted EBITDA and unallocated segment adjusted EBIT consist of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition expenses related to business combinations or divestiture-related expenses, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and Adjusted EBIT and that are not allocated to the reporting segments.

Our Materialise Medical segment's Adjusted EBITDA amounted to € 35.6 million in the year ended December 31, 2024, compared to € 26.5 million in the year ended December 31, 2023. The segment's Adjusted EBITDA margin (the segment's Adjusted EBITDA divided by the segment's revenue) increased to 30.6% in the year ended December 31, 2024 from 26.2% in the year ended December 31, 2023. Our Materialise Medical segment's Adjusted EBIT amounted to € 29.2 million in the year ended December 31, 2024, compared to € 20.8 million in the year ended December 31, 2023. The segment's Adjusted EBIT margin (the segment's Adjusted EBIT divided by the segment's revenue) increased to 25.1% in the year ended December 31, 2024 from 20.5% in the year ended December 31, 2023.The increase in the segment's Adjusted EBITDA margin and Adjusted EBIT margin was as a result of increased revenues while keeping costs under control.

Our Materialise Software segment's Adjusted EBITDA was € 5.6 million in the year ended December 31, 2024, compared to € 7.5 million in the year ended December 31, 2023. This segment's Adjusted EBITDA margin decreased to 12.7% in the year ended December 31, 2024, from 16.8% for the year ended December 31, 2023. Our Materialise Software segment's Adjusted EBIT was € 2.1 million in the year ended December 31, 2024, compared to € 4.0 million in the year ended December 31, 2023. This segment's Adjusted EBIT margin decreased to 4.9% in the year ended December 31, 2024, from 9.0% for the year ended December 31, 2023. The decrease in the segment's Adjusted EBITDA margin and Adjusted EBIT margin was the result further investing in R&D expenses and the transition to a cloud and subscription-based business model.

Our Materialise Manufacturing segment's Adjusted EBITDA amounted to € 1.7 million in the year ended December 31, 2024, from € 7.5 million in the year ended December 31, 2023. The Adjusted EBITDA margin of this segment decreased to 1.6% in the year ended December 31, 2024, from 6.8% in the year ended December 31, 2023. Our Materialise Manufacturing segment's Adjusted EBIT amounted to € (9.6) million in the year ended December 31, 2024, from € (4.0) million in the year ended December 31, 2023. The Adjusted EBIT margin of this segment decreased to (9.0)% in the year ended December 31, 2024, from (3.6)% in the year ended December 31, 2023. The decrease in the segment's Adjusted EBITDA margin and Adjusted EBIT margin was as a result of less favorable market conditions and continued investments in our growth business lines.

Reconciliation of Net Profit to Segment Adjusted EBITDA and Segment Adjusted EBIT

in 000€	For the year ended December 31, 2024	2023
Net profit (loss)	**13,406**	**6,695**
Income tax expense/(benefit)	733	78
Financial expenses	2,969	3,865
Financial income	(7,677)	(5,019)
Share in loss of joint venture	–	–
Operating profit	**9,432**	**5,619**
Depreciation and amortization	21,742	21,511
Corporate research and development	3,681	2,785
Corporate headquarters costs	10,254	10,464
Net other operating income (expense)	(2,350)	(3,077)
Impairments[1]	–	4,228
Segment acquisition-related expenses[2]	24	–
Segment Adjusted EBITDA (unaudited)	**42,784**	**41,530**

[1] Impairments represent the impairment of goodwill and intangible assets of Materialise Motion (€ 3.6 million) and the impairment of tangible and intangible assets of Engimplan (€ 0.7 million) for the year ended December 31, 2023.

[2] Segment acquisition-related expenses represent expenses incurred in connection with the acquisition of FEops. See "Reconciliation of NET Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis" above.



5.2   LIQUIDITY AND CAPITAL RESOURCES

Prior to our initial public offering, we historically funded our operations principally from cash generated from operations and borrowings. From our initial public offering on June 30, 2014 through December 31, 2025, we have raised approximately $ 258.5 million in aggregate net proceeds from public offerings of our ADSs and a private placement of our ordinary shares. As we continue to grow our business, we envision funding our operations through multiple sources, including the remaining proceeds from our equity offerings, and future earnings and cash flow from operations and borrowings. We may also seek to raise additional capital from offerings of our equity or debt securities on an opportunistic basis when we believe there are suitable opportunities for doing so.

On November 20, 2025 the Group successfully completed an additional listing of its ordinary shares on Euronext Brussels to complement the existing Nasdaq listing of its American depositary shares (ADSs) representing ordinary shares. A listing on Euronext Brussels may give the company access to additional capital in the future if needed, and is intended to create additional liquidity options for shareholders of the Company. In addition, a listing on Euronext Brussels provides the Group with enhanced operational flexibility, including the option to initiate ADS and/or share buyback programs. No shares were offered and no capital was raised in connection with the Euronext Brussels listing.

On November 14, 2025 the Company's general shareholder's meeting adopted a resolution authorizing the Board of Directors to initiate an ADS and/or share buy back program for a total amount of up to € 30.0 million. Repurchases were expected to be initiated by no later than January 2026 and executed within 12 months following initiation. The Company's current intention is to hold any ADSs acquired (or underlying shares) in treasury. The Company may in the future use these as a consideration for mergers and acquisitions, and/or otherwise dispose of those ADSs or shares, including for potential share delivery commitments under future equity incentive plans.

As of December 31, 2025, the Company had entered into an agreement with an independent US financial intermediary to execute ADS repurchases on Nasdaq for a total amount of up to the USD equivalent of € 30.0 million, but no actual transactions had taken place yet. For information regarding repurchase activity under our share buy back program subsequent to December 31, 2025, see Note 27 to our audited consolidated financial statements.

We expect our main uses of cash in the future will be funding our business operations, capital expenditures, loan reimbursements, acquisitions and partnerships, and repurchases of ordinary shares and ADSs under our share buy back program. Depending on market conditions, our liquidity requirements, contractual restrictions and other factors, we may also repurchase additional outstanding ordinary shares and ADSs. We believe that we will have sufficient liquidity to satisfy the operating requirements of our business through the next 12 months.

In 2022, we entered into a credit facility agreement with KBC, which allows for a € 50 million delayed draw, that will allow funding of potential additional acquisitions, partnerships, and capital expenditures. The credit facility provides for a first draw of € 20 million between October 2022 and April 2025, repayable in full in April 2030. The Company drew the first tranche in April 2025. A second draw of € 15 million could be made between October 2022 and July 2025, repayable in full in June 2031. The Company drew the second tranche in July 2025. A third and final draw of € 15 million may be made between October 2022 and July 2026, repayable in full in June 2032.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this annual report titled "Part 4.1 Risk Factors" some of which are outside of our control. Macro-economic conditions could hinder our business plans, which could, in turn, adversely affect our financing strategy.



5.2.1   Cash Flows

The table below summarizes our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2025, 2024 and 2023.

in 000€	For the year ended December 31,		
	2025	2024	2023
Net cash flow from operating activities	25,319	31,456	20,157
Net cash flow from/(used in) investing activities	(9,703)	(28,588)	(11,037)
Net cash flow from/(used in) financing activities	17,023	(27,644)	(22,368)
Net increase/(decrease) of cash and cash equivalents	**32,638**	**(24,776)**	**(13,248)**

Comparison of Years Ended December 31, 2025 and 2024

Net cash flow from operating activities amounted to € 25.3 million in the year ended December 31, 2025 compared to € 31.5 million in the year ended December 31, 2024, a decrease of € 6.1 million, or 19.5%. In the year ended December 31, 2025, the net cash flow from operating activities was the result of the income statement cash result of € 34.2 million, decreased by working capital requirements of € 8.6 million, and by decreased deferred revenue of € 0.3 million.

Net cash flow used in investing activities was € 9.7 million in the year ended December 31, 2025 compared to € 28.6 million in the year ended December 31, 2024, a decrease of € 18.9 million, or 66.1%. The decrease in 2025 was primarily related to the completion of the majority of investments in the new ACTech production facility, combined with received government grants related to capital investments of € 3.7 million and a repayment of the convertible loan granted to Fluidda for € 2.5 million.

Net cash flow from financing activities was € 17.0 million in the year ended December 31, 2025, compared to € 27.6 million in net cash flow used in financing activities in the year ended December 31, 2024. Our repayment of borrowings and leases amounted to € 14.1 million in the year ended December 31,2025, while € 35 million was drawn on an available credit facility in line with contractual agreements.

Comparison of Years Ended December 31, 2024 and 2023

Net cash flow from operating activities amounted to € 31.5 million in the year ended December 31, 2024 compared to € 20.2 million in the year ended December 31, 2023, an increase of € 11.3 million, or 56.1%. In the year ended December 31, 2024, the net cash flow from operating activities was the result of the income statement cash result of € 32.9 million, decreased by working capital requirements of € 2.7 million, offset by increased deferred revenue of € 1.3 million.

Net cash flow used in investing activities was € 28.6 million in the year ended December 31, 2024 compared to € 11.0 million in the year ended December 31, 2023, an increase of € 17.6 million, or 159.0%. The increase was mainly due to investments in property, plant, and equipment.

Net cash flow used in financing activities was € 27.6 million in the year ended December 31, 2024, compared to € 22.4 million in net cash flow from financing activities in the year ended December 31, 2023. Our repayment of borrowings and leases amounted to € 26.4 million in the year ended December 31, 2024.

5.2.2   Investments in Property, Plant & Equipment and Intangible Assets

The table below describes cash paid for investments in property, plant & equipment and intangible assets for the years ended December 31, 2025, 2024 and 2023:

in 000€	For the year ended December 31,		
	2025	2024	2023
Purchase of property, plant and equipment	14,092	24,649	9,235
Purchase of intangible assets	2,169	1,728	2,525
Total	**16,261**	**26,377**	**11,760**

Investments in Property, Plant and Equipment were € 16.3 million in the year ended December 31, 2025 compared to € 26.4 million in the year ended December 31, 2024, a decrease of € 10.1 million, or 66.1%. The decrease in 2025 was primarily related to the completion of the majority of investments in the new ACTech production facility in Germany. Purchases of intangible assets are mostly related to our internal digital transformation program.



5.2.3 Indebtedness

As of December 31, 2025, we had loans and borrowings in the total amount of € 63.1 million, with mainly fixed interest rates. These loans include secured bank loans used for the construction of office and production facilities in Belgium and Poland, the acquisition of production equipment and installations, and research and development projects. The recently drawn tranches on the KBC credit facility remain unallocated for the time being but have a general purpose nature.

The following table sets forth our principal indebtedness:

in 000€	As of December 31,		
	2025	2024	2023
K€50,000 KBC credit facility	35,000	–	–
K€35,000 EIB bank loan	10,000	15,833	21,667
K€28,000 acquisition bank loan	–	–	10,000
K€17,700 secured bank loans	11,773	13,348	14,904
K€12,300 bank loans ACTech	–	1,230	3,546
K€5,000 other facility loan	–	1,094	1,496
Bank investment loans – other	711	2,023	4,778
Lease liabilities	5,628	7,726	7,943
Related party loan	–	30	64
Total loans and borrowings	**63,113**	**41,284**	**64,398**
Current	10,324	12,997	25,483
Non-Current	52,789	28,287	38,915

K€50,000 KBC credit facility

In October 2022, we entered into a credit facility agreement with KBC which allows for a € 50 million delayed draw. The credit facility provided for a first draw of € 20 million between October 2022 and April 2025, repayable in full in April 2030, with an interest rate of 3.56%. We drew the first tranche in April 2025. A second draw of € 15 million could be made between October 2022 and July 2025, repayable in full in June 2031, with an interest rate of 3.81%. We drew the second tranche in July 2025. A third and final draw of € 15 million can be made between October 2022 and July 2026, repayable in full in June 2032, with an interest rate of 3.87%.

Reservation cost for all three tranches amounts to 0.15% per year.

K€35,000 EIB bank loan

On December 20, 2017, we entered into a finance contract with the European Investment Bank, or EIB, to finance future research and development programs. The contract provides a credit of up to € 35.0 million drawable in two tranches. As part of the first tranche, an amount of € 10.0 million was drawn in July of 2018. The duration of the loan will be between six to eight years, and includes a two-year loan repayment grace period.

In July 2019, the second tranche of € 25.0 million was drawn. Similar to the first tranche, the duration of the loan will be between six to eight years, and includes a two-year loan repayment grace period.

Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The applied rate for the first tranche is initially equal to 2.4%. The applied rate for the second tranche is initially equal to 2.72%. The applied interest rate varies in function of certain EBITDA levels and debt ratios. The contract contains customary security, covenants and undertakings.



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

K€28,000 Acquisition loan

This bank loan was concluded in October 2017 to finance the acquisition of ACTech. The loan included a portion of € 18.0 million, repayable monthly over five years, and a bullet portion of € 10.0 million, which was reimbursed at once in October 2024. The interest rate was fixed for the duration of the loan, and amounted to 1% on average for both portions. The bank loans were secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants. The loan was fully repaid as of December 31, 2024.

K€17,700 secured bank loans

The € 17.7 million loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to € 11.7 million; and repayments started in June 2023. The agreement for the Polish facility financing amounts to € 6.0 million (fully drawn per end of 2020), and repayments started in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech Group were refinanced entirely for the amount of € 9.3 million, with adjusted maturity to May 2025 and first reimbursements in August 2020. The interest rate has been fixed at approximately 1.6%, and pledges have been granted including a € 4.7 million mortgage on ACTech's facilities and a guarantee by Materialise NV. In addition, a new investment credit of € 3.0 million was obtained from Commerzbank in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%. The loans were fully repaid as of December 31, 2025.

K€5,000 – Other facility loan

This facility loan was contracted in 2012 for the construction of Leuven office and production facilities. The loan had a repayment schedule of 15 years and interest rate is fixed at 4.61%. The loan was fully repaid as of December 31, 2025.

Miscellaneous investment loans

The loans outstanding as of December 31, 2025 amount to a balance of € 0.7 million. They have been agreed in 2020 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

Lease liabilities

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2025 the balance of these lease agreements amounts to € 5.6 million, and are mostly at fixed interest rates with weighted average below 1%.

Related party loan

Lunebeke NV, a related party of the Group as discussed in Note 26, has granted the Group a loan of K€400 at fixed interest rate of 4.23% that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amount outstanding as of December 31, 2025 is K€0 (2024: K€30; 2023: K€64). The interest expense for the year ended December 31, 2025 is K€1 (2024:K€2; 2023:K€3).



5.2.4 Material Unused Sources of Liquidity

Our cash and cash equivalents as of December 31, 2025, 2024 and 2023 were € 133.9 million, € 102.3 million and € 127.6 million, respectively.

We have an undrawn amount of € 15 million under our € 50 million delayed draw credit facility agreement with KBC as of December 31, 2025, out of which we had drawn € 35 million. For more information, see "—K€50,000 KBC credit facility" above. Reservation cost for all three tranches amounts to 0.15% per year.

5.2.5 Transfers from Subsidiaries

The amount of dividends payable by our subsidiaries to us is subject to general limitations imposed by the corporate laws and certain restrictions in the jurisdictions that we operate in. For example, China has very specific approval regulations for all capital transfers to or from the country, certain capital transfers to and from Ukraine are subject to obtaining a specific permit and current legislation in Brazil permits the Brazilian government to impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance in Brazil's balance of payments. Dividends paid to us by certain of our subsidiaries may also be subject to withholding taxes in certain jurisdictions. Of our cash and cash equivalents held outside of Belgium as of December 31, 2025, 2024 and 2023, the amount of cash that would have been subject to withholding taxes if transferred to us by way of dividends and the amount of cash that could not have been transferred by law, or the transfer of which would have been subject to prior approval that was beyond our control, was in each case immaterial.

5.2.6 Contractual Obligations

Our contractual commitments will have an impact on our future liquidity. The table below sets forth our contractual obligations as of December 31, 2025, which represents contractually committed future obligations:

in 000€	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Loans and borrowings	57,485	7,759	7,712	23,408	18,606
Lease Liabilities	5,628	2,565	2,645	395	23
Scheduled interest payments[1]	7,574	1,890	3,072	2,273	339
Purchase obligations	19,475	13,892	5,583	–	–
Total	**90,162**	**26,106**	**19,012**	**26,076**	**18,968**

[1] Scheduled interest payments comprise the interest payable on loans and borrowings and lease commitments. No interest is payable on the other contractual obligations in the above table.

As of December 31, 2025 we had purchase commitments of K€467 (2024: K€5,370; 2023: K€9,330) related to property, plant and equipment and non-cancellable contracts with a future value of K€19,008 (2024: K€24,237; 2023: K€22,267) mainly related to purchase commitments for raw materials, energy and gas.



5.3   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

For information regarding our research and development program, see "The Group's Business – Business Overview – Research and Development."

5.4   TREND INFORMATION

Impact of the armed conflict in Ukraine

As discussed in more detail in section 4.2 "Risk Factors" of this annual report, we have an office in Kyiv, employing over 400 collaborators who are mainly engaged in engineering, software development and supporting IT and staff functions. As a result of the armed conflict in Ukraine, our operations from our Kyiv office operate in very difficult, uncertain and unstable circumstances.

To-date, most of our personnel from the office in Kyiv have continued to work for us throughout the armed conflict, either remotely from Ukraine or other neighboring countries, from our Wroclaw office or, circumstances permitting, from our office in Kyiv, while others remain unable to perform their work. As of the date of this annual report, we have been able to continue servicing our customers without significant disruption or delay, as personnel with similar skills and competencies located elsewhere in the world have increased their roles and responsibilities to assist displaced personnel.

As the armed conflict with Russia continues, it is impossible to predict how much of our Ukrainian workforce will be able or willing to continue working for us. As we are unable to predict how the armed conflict in Ukraine will evolve, we cannot exclude that delays or disruption in certain of our services may occur or that a more radical, temporary shift of certain operations to other jurisdictions may become necessary, which could impact our business and operations, results of operations, financial condition, cash flows and liquidity.

We have incurred, and will continue to incur, expenses related to hiring additional and more expensive resources outside Ukraine.

It is uncertain to what extent some of the development projects of our Materialise Software and Materialise Medical segments, and to a lesser extent our Materialise Manufacturing segment, will be impacted by the ongoing armed conflict in Ukraine. As a result of such impact, some of our anticipated product releases may be delayed, which may adversely affect our revenue.

As of the date of this annual report, we are unable to predict how the armed conflict in Ukraine will evolve or what the impact of any political and direct and indirect economic repercussions will be on the global economy and our business. Indirect economic repercussions could, for example, come from continued or further increased inflation, or currencies instability. As a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity.

5.5   CRITICAL ACCOUNTING ESTIMATES

For information regarding our critical accounting estimates, see "—Operating Results – Critical Accounting Policies and Accounting Estimates" above.

5.5.1   Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.



6

Financial
statements

6.1   CONSOLIDATED FINANCIAL STATEMENTS

6.1.1   Statement of the Board of Directors

On April 22, 2026, the Board of Directors of Materialise certifies in the name and on behalf of Materialise NV, that to the best of their knowledge, the consolidated financial statements, established in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, give a true and fair view of the assets, financial position and financial performance of Materialise NV and of the entities included in the consolidation as a whole; the annual report presents a fair overview of the development and the performance of the business and the position of Materialise NV and of the entities included in the consolidation, as well as a description of the principal risks and uncertainties to which they are exposed.

For and on behalf of the Board of Directors of Materialise NV

Wilfried Vancraen, Chairman of the Board of Directors
Peter Leys, Chair of the Audit Committee
Brigitte de Vet-Veithen, CEO



6.1.2   Consolidated Financial Statements
Consolidated income statements

in 000€, except per share data	Notes	For the year ended December 31,		
		2025	2024	2023
Revenue	22.1	267,633	266,765	256,127
Cost of sales	22.2	(114,684)	(115,940)	(110,996)
Gross profit		**152,949**	**150,826**	**145,131**
Research and development expenses	22.3	(46,089)	(44,400)	(38,098)
Sales and marketing expenses	22.4	(61,591)	(61,620)	(57,822)
General and administrative expenses	22.5	(40,122)	(39,597)	(37,068)
Net other operating income/(expense)	22.6	3,789	4,223	(6,524)
Operating profit (loss)		**8,936**	**9,432**	**5,619**
Financial expenses	22.8	(5,616)	(2,969)	(3,865)
Financial income	22.9	3,968	7,677	5,019
Profit (loss) before taxes		**7,287**	**14,139**	**6,772**
Income tax benefit/(expense)	22.10	429	(733)	(78)
Net profit (loss) for the year		**7,716**	**13,406**	**6,695**
Net profit (loss) attributable to:				
The owners of the parent		7,718	13,436	6,722
Non-controlling interest		(2)	(30)	(27)
Earnings per share attributable to the owners of the parent				
Basic	23	0.13	0.23	0.11
Diluted	23	0.13	0.23	0.11

The accompanying notes from page 162 to page 217 form an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

in 000€	Notes	For the year ended December 31,		
		2025	2024	2023
Net profit (loss) for the year		**7,716**	**13,406**	**6,695**
Other comprehensive income/(loss)				
Items that are or may be reclassified subsequently to profit or loss				
Exchange differences on translation of foreign operations		1,002	(1,795)	1,255
Exchange differences resulting from net investment in foreign operations		(2,252)	–	–
Items that will not be reclassified to profit or loss				
Fair value adjustment through OCI		258	3	(331)
Other comprehensive income/(loss), net of taxes		**(992)**	**(1,792)**	**924**
Total comprehensive income/(loss), net of taxes		**6,724**	**11,615**	**7,619**
Total comprehensive (loss)/income attributable to:				
The owners of the parent		6,719	11,647	7,644
Non-controlling interest		5	(33)	(25)



Consolidated statements of financial position

in 000€	Notes	2025	2024	2023
			As of December 31,	
Assets				
Non-current assets				
Goodwill	5	43,161	43,391	43,158
Intangible assets	6	25,639	29,973	31,464
Property, plant & equipment	7	112,854	111,331	95,400
Right-of-use assets	7	5,429	7,719	8,102
Deferred tax assets	22.10	3,971	3,523	2,797
Investments in convertible loans	10	–	3,994	3,744
Other non-current assets	10	5,983	5,893	5,501
Total non-current assets		**197,038**	**205,823**	**190,166**
Current assets				
Inventories and contracts in progress	9	14,904	16,992	17,034
Trade receivables	11	54,938	53,052	52,698
Other current assets	10	15,533	18,166	9,160
Cash and cash equivalents	12	133,918	102,304	127,573
Assets held for sale	8	4,314	–	–
Total current assets		**223,607**	**190,514**	**206,465**
Total assets		**420,646**	**396,336**	**396,630**



Consolidated statements of financial position continued

in 000€	Notes	As of December 31, 2025	2024	2023
Equity and liabilities				
Equity				
Share capital	13	4,487	4,487	4,487
Share premium	13	203,895	233,895	233,942
Retained earnings	13	26,548	19,000	5,564
Other reserves	13	20,633	(8,803)	(7,346)
Equity attributable to the owners of the parent		**255,562**	**248,578**	**236,646**
Non-controlling interest	13	(80)	(86)	(53)
Total equity		**255,482**	**248,492**	**236,594**
Non-current liabilities				
Loans & borrowings	15	49,726	23,175	33,582
Lease liabilities	15	3,063	5,112	5,333
Deferred tax liabilities	22.10	2,660	3,202	3,725
Deferred income	18	17,344	13,268	10,701
Other non-current liabilities	16	486	910	1,745
Total non-current liabilities		**73,280**	**45,666**	**55,086**
Current liabilities				
Loans & borrowings	15	7,759	10,383	22,873
Lease liabilities	15	2,565	2,614	2,610
Trade payables		20,125	23,348	21,196
Tax payables	17	748	1,432	1,777
Deferred income	18	43,523	45,998	40,791
Other current liabilities	19	16,362	18,403	15,703
Liabilities held for sale	8	802	–	–
Total current liabilities		**91,884**	**102,178**	**104,950**
Total equity and liabilities		**420,646**	**396,336**	**396,630**



Consolidated statements of changes in equity

in 000€	Notes	Share capital	Share premium	Retained earnings	Other reserves	Total	Non-controlling interest	Total equity
						Attributable to the owners of the parent		
At January 1, 2025		**4,487**	**233,895**	**19,000**	**(8,803)**	**248,578**	**(86)**	**248,492**
Net profit (loss) for the year		–	–	7,718	–	7,718	(2)	7,716
Other comprehensive income (loss)		–	–	–	(999)	(999)	7	(992)
Total comprehensive income (loss)		**–**	**–**	**7,718**	**(999)**	**6,719**	**5**	**6,724**
Other movement	13	–	(30,000)	(170)	30,170	–	–	–
Equity-settled share-based payment expense	14	–	–	–	266	266	–	266
At December 31, 2025		**4,487**	**203,895**	**26,548**	**20,633**	**255,562**	**(80)**	**255,482**
At January 1, 2024		**4,487**	**233,942**	**5,564**	**(7,346)**	**236,646**	**(53)**	**236,594**
Net profit (loss) for the year		–	–	13,436	–	13,436	(30)	13,406
Other comprehensive income (loss)		–	–	–	(1,789)	(1,789)	(3)	(1,792)
Total comprehensive income (loss)		**–**	**–**	**13,436**	**(1,789)**	**11,647**	**(33)**	**11,615**
Equity-settled share-based payment expense	14	–	(47)	–	332	285	–	285
At December 31, 2024		**4,487**	**233,895**	**19,000**	**(8,803)**	**248,578**	**(86)**	**248,492**
At January 1, 2023		**4,487**	**233,895**	**(1,158)**	**(8,268)**	**228,956**	**(28)**	**228,928**
Net profit (loss) for the year		–	–	6,722	–	6,722	(27)	6,695
Other comprehensive income (loss)		–	–	–	922	922	2	924
Total comprehensive income (loss)		**–**	**–**	**6,722**	**922**	**7,644**	**(25)**	**7,619**
Equity-settled share-based payment expense	14	–	47	–	–	47	–	47
At December 31, 2023		**4,487**	**233,942**	**5,564**	**(7,346)**	**236,646**	**(53)**	**236,594**



Consolidated cash flow statements

in 000€	Notes	For the year ended December 31,		
		2025	2024	2023
Operating activities				
Net profit (loss) for the year		7,716	13,406	6,695
Non-cash and operational adjustments				
Depreciation of property, plant & equipment	7	15,274	15,372	15,065
Amortization and impairment of intangible assets	6	6,431	6,435	6,504
Impairment of goodwill and intangible assets from business combinations	5; 6	–	–	4,228
Share-based payment expense	14	266	285	39
Loss (gain) on disposal of property, plant & equipment	7	(85)	(312)	(415)
Gain on bargain purchase		–	(23)	–
Government grants		(319)	(57)	–
Movement in provisions		(184)	539	(181)
Movement in reserve for bad debt and slow moving inventory		723	236	499
Financial income	22.9	(3,957)	(7,575)	(5,033)
Financial expense	22.8	5,612	3,012	3,886
Impact of foreign currencies		(136)	29	(94)
Income taxes and deferred taxes	22.10	(446)	714	73
Working capital adjustment and income tax (paid)/received				
Decrease (increase) in trade receivables and other current assets		(2,671)	(1,037)	(3,335)
Decrease (increase) in inventories and contracts in progress		(904)	(372)	(806)
Increase in trade payables and other payables		(5,268)	(9)	(8,435)
Income tax (paid)/received		(1,076)	(3,152)	(2,737)
Interest received		4,343	3,965	4,206
Net cash flow from operating activities		**25,319**	**31,456**	**20,157**



Consolidated cash flow statements continued



in 000€	Notes	For the year ended December 31, **2025**	2024	2023
Investing activities				
Purchase of property, plant & equipment	7	(14,092)	(24,649)	(9,235)
Purchase of intangible assets	6	(2,169)	(1,728)	(2,525)
Proceeds from the sale of property, plant, equipment and intangibles		389	458	723
Acquisition of subsidiary (net of cash)	4	–	(2,670)	–
Proceeds from convertible loan to third party		2,500	–	–
Capital government grants received	22.6	3,669	–	–
Net cash flow used in investing activities		**(9,703)**	**(28,588)**	**(11,037)**
Financing activities				
Proceeds from loans & borrowings	15	35,000	–	–
Repayment of loans & borrowings	15	(11,054)	(23,267)	(16,723)
Repayment of leases	15	(3,067)	(3,122)	(3,549)
Interest paid		(1,712)	(1,337)	(1,750)
Other financial income (expense), net		(2,145)	81	(346)
Net cash flow from financing activities		**17,023**	**(27,644)**	**(22,368)**
Net increase/(decrease) of cash and cash equivalents		**32,638**	**(24,776)**	**(13,248)**
Cash and cash equivalents at beginning of the year	12	102,304	127,573	140,867
Exchange rate differences on cash and cash equivalents		(1,024)	(492)	(46)
Cash and cash equivalents at end of the year	12	**133,918**	**102,304**	**127,573**

6.2   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1   Corporate information

Materialise NV is a limited liability company with its office at Technologielaan 15, 3001 Leuven, Belgium. The consolidated financial statements comprise Materialise NV (the "Company" or "Parent") and its subsidiaries (collectively, the "Group" or "we," "us" and "our"). See Note 28 for a list of subsidiaries of the Company.

We are a global leader in 3D-printed medical devices and software, and a pioneer in addtitive manufacturing software and services. Our products and services are offered through a market oriented organization that is active across three principal market segments: (i) Materialise Software, (ii) Materialise Medical, and (iii) Materialise Manufacturing. We sell our products and services in Europe, the Americas, Africa and Asia-Pacific.

The consolidated financial statements of the Group for the year ended December 31, 2025 were approved and authorized for issue on April 22, 2026 in accordance with a resolution of the Company's board of directors.

2   Basis of preparation

The consolidated financial statements of the Group for the three years ended December 31, 2025, 2024 and 2023 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (collectively "IFRS").

These consolidated financial statements have been prepared on a historical cost basis, except for the assets and liabilities that have been acquired as part of a business combination, which have been initially recognized at fair value, and certain financial assets such as the non-listed equity instruments and the convertible loan receivable which are both included in the other non-current assets and the share appreciation rights which are measured at fair value.

The financial statements are prepared on a going concern basis. The consolidated financial statements are presented in thousands of euros (K€ or thousands of €) and all "currency" values are rounded to the nearest thousand (€000), except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group's accounting policies. The areas where significant judgment and estimates have been made in preparing the financial statements and their effect are disclosed in Note 3.

New standards, interpretations and amendments applicable for the annual period beginning on or after 1 January 2025

The following amendments and interpretations issued by the IASB and IFRIC apply for the first time in 2025, but do not have a significant impact on the consolidated financial statements of the Group:

* Lack of exchangeability – Amendments to IAS 21

Standards and Interpretations issued but not yet effective in the current period

None of the IFRS standards issued, but not yet effective are expected to have a material impact on the Group's consolidated financial statements, except for IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.

IFRS 18 will replace IAS 1; many of the existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the consolidated financial statements, but it might add line items to or change the presentation within the income statement. Additional requirements for management performance measures and aggregation or disaggregation could impact the disclosures as presented in the consolidated financial statements.

IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information. The Group currently does not foresee early adoption.



The Group is still in the process of assessing the impact of the new standard IFRS 18, particularly with respect to the structure of the Group's statement of profit and loss, the statement of cash flows, additional disclosures required, and how information is grouped in the financial statements.

The following are effective for annual periods beginning after December 31, 2025, are not expected to have a material impact on the consolidated financials statements of the Group and have not been early adopted by the Group:

- Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7 (January 1, 2026);
- Annual Improvements to IFRS Accounting Standards – Volume 11 (January 1, 2026);
- Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (January 1, 2026);
- IFRS 19 Subsidiaries without Public Accountability Disclosures (January 1, 2027).
- Translation to a hyperinflationary presentation currency – Amendments to IAS 21 (January 1, 2027)

3 Material accounting policies
Basis for consolidation
The consolidated financial statements comprise the financial statements of the Group and its subsidiaries.

Entities are fully consolidated from the date of acquisition, which is the date when the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the entities are prepared for the same reporting period as the parent company, using consistent accounting policies.

Foreign currency translation
The Group's consolidated financial statements are presented in euros, which is also the parent company's functional currency. For each entity, the Group determines the functional currency, and items included in the financial statements of each entity are measured using the functional currency.

Transactions in foreign currencies are initially recorded by the Group's entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in profit or loss with the exception of monetary items that are designated as part of the Group's net investment in a foreign operation. These are recognised in OCI.

Financial statements of foreign subsidiaries
Foreign subsidiaries use the local currencies of the country where they operate. The statement of financial position is translated into euro at the closing rate on the reporting date and their income statement is translated at the average exchange rate at each month-end. Differences resulting from the translation of the financial statements of said subsidiaries are recognized in other comprehensive income as "exchange differences on translation of foreign operations". On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.

Business combinations and goodwill
Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree.

Acquisition costs incurred are expensed and included in general and administrative expenses.



Property, plant & equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Repair and maintenance costs are recognized in the income statement as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

- Buildings: 20 to 30 years
- Machinery: five to15 years
- IT assets: three to five years
- Fixtures & Furniture: ten to 21 years
- Vehicles: two to four years
- Leasehold Building Improvements: ten years

Land is not depreciated.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets' residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Right-of-use assets and related liabilities

Right-of-use assets:

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term:

- **Property leased Assets:** Lease terms up to ten years or useful life of ten to 15 years when reasonably certain that ownership will be obtained at the end of the lease
- **Leased machines:** Lease terms up to ten years or useful life of five to ten years when reasonably certain that ownership will be obtained at the end of the lease
- **Leased vehicles:** Lease terms up to four years or useful life of four years when reasonably certain that ownership will be obtained at the end of the lease

Right-of-use assets are subject to impairment review whenever there is an indication that the right-of-use asset may be impaired.

Lease liabilities:

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date. After the commencement date, the amount of lease liabilities is measured at amortized cost using the effective interest rate method.

In addition,the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.



Short-term leases and leases of low-value assets:
The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) however this exemption is not applied for property leases. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below € 5k). Lease payments on short-term leases and low-value assets are recognized in the income statement when incurred.

Research and development
Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates and enhancements), guides and other products.

Development activities involve the application of research findings or other knowledge to a plan or a design of new or substantially improved (software) products before the start of the commercial use.

Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

• the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
• its intention to complete and its ability to use or sell the asset;
• how the asset will generate future economic benefits;
• the availability of resources to complete the asset; and
• the ability to measure reliably the expenditure during development.

The Group has determined that the conditions for recognizing internally generated intangible assets from proprietary software, guide and other product development activities are not met until shortly before the products are available for sale, unless either (i) the Group has strong evidence that the above criteria are met and a detailed business plan is available showing the asset will on a reasonable basis generate future economic benefits or (ii) the development is done based upon specific request of the customer, it is highly likely that the Group will be able to market the product also to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer reimburses the Group for a significant portion, but not all, of the development expenses incurred. As such, development expenditures not satisfying the above criteria and expenditures on the research phase of internal projects are recognized in the consolidated income statement as incurred. Internally generated intangible assets from proprietary software are amortized over their useful lives, starting from the moment they are ready for use/available for sale.

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit, which is determined on a project-by-project basis. Amortization is recorded in research and development expenditure. During the period of development, the asset is tested for impairment at least annually or whenever there is an indication of impairment.

Intangible assets other than goodwill and capitalized development expenditures
Intangible assets comprise acquired technology and customer portfolio, patents and licenses and technology and customers acquired in connection with business combinations. Those intangible assets are measured on initial recognition at cost, except for the acquired technology and customers arising from business combinations, which are measured initially at fair value. Following initial recognition, intangible assets other than goodwill are carried at cost less any accumulated amortization and accumulated impairment losses, if any.



The useful life of the intangible assets is as follows:

*   Software: three years;
*   Perpetual licences for ERP & front end software: ten years;
*   Software with subscription license :   subscription term
*   Patents and licenses: ten years;
*   Acquired customers and technology: five to 20 years;

The intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. The amortization expense on intangible assets with finite lives acquired through business combination is recognized in the consolidated income statement in the line "net other operating income /(expenses)".

Impairment of goodwill and other non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill, assets under construction or capitalized development expenses which are not amortized yet, are undertaken annually at the financial year end. Other non-financial assets and goodwill are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest Group of assets to which it belongs for which there are separately identifiable cash flows: its cash generating units (CGUs). Goodwill is allocated on initial recognition to each of the Group's CGUs that are expected to benefit from the synergies of the combination giving rise to the goodwill.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group's CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to future cash flows projected after the fifth year.

Impairment charges are included in profit or loss. An impairment loss recognized for goodwill is not reversed.

Inventories and Contracts in progress

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

*   **raw materials:** purchase cost on a first in, first out basis; and
*   **finished goods and work in progress:** cost of direct materials and labor and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

A write-off of inventories is estimated based on an ageing or rotation analysis.

Work in progress relates to production of inventory for which a customer has not yet been secured, while contracts in progress are contract assets that relate to production for specific customers in performance of a signed contract. We refer also to the accounting policy on revenue recognition.



Financial assets

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are initially recognized when the Group become a party to the contractual provisions of the instrument.

Financial assets are classified at initial recognition, and subsequently measured either at amortized cost, either fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them.

Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset not at fair value through profit or loss. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price.

For purposes of subsequent measurement, financial assets are classified in four categories:

- Financial assets at amortized cost;
- Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments);
- Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and
- Financial assets at fair value through profit or loss.

Financial assets measured at amortized cost

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

- the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
- the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets, trade and other receivables, cash and cash equivalents at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

The Group currently does not have financial assets at fair value through OCI with recycling of cumulative gains and losses.

Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

The Group has irrevocably elected at initial recognition to classify the minority equity investment in the non-listed companies AM-Flow BV and Essentium, Inc., as financial assets designated at fair value through OCI as this measurement is most representative of the business model for these assets. Gains and losses on these financial assets are never recycled to profit and loss.



Financial assets measured at fair value through profit or loss

The Group has the following financial assets classified as financial assets at fair value through profit or loss:

- derivatives as disclosed in Note 10;
- a convertible loan granted to the company Fluidda as disclosed in Note 10.

Those financial assets are carried in the statement of financial position at fair value with changes recognized in the income statement in the lines financial income/expense.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in Note 3 Significant accounting judgments, estimates and assumptions.

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss.

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. A loss allowance is recognized at each reporting date based on lifetime ECLs. The Group established a provision matrix that is based on its historical loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts and derivative financial instruments.

Financial liabilities at amortized cost

The trade and other payables, and loans and borrowings are classified as financial liabilities at amortized cost.

Those financial liabilities are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process.

Financial liabilities at fair value through profit and loss

The derivative financial instruments are classified as financial liabilities at fair value through profit and loss.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group's ordinary shares are classified as equity instruments.



Pension benefits

The Group has a defined contribution obligation where the Group pays contributions based on salaries to an insurance company, in accordance with the laws and agreements in each country.

The Belgian defined contribution pension plans are by law with variable minimum returns based on the Belgian government bonds, with a minimum of 1.75% and a maximum of 3.75%, effective for contributions paid as from 2016. For contributions paid until 2015, the minimum guaranteed return is 3.25% on employer contributions and 3.75% on employee contributions.

These plans qualify as defined benefit plans. Liabilities and costs of these plans are therefore calculated following the projected unit credit method. The amount presented in the balance sheet is based on actuarial calculations and represents the present value of the defined benefit obligations netted with the fair value of the plan assets. The service costs are recognized in the income statement. All remeasurements as a result of changes in the actuarial assumptions are recognized through other comprehensive income.

Share based payments

Directors and employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The Group currently has only warrants and share-appreciation rights as share-based payments.

Equity-settled transactions

Equity-settled share-based payments to employees and others providing similar services are measured, indirectly, at the fair value of the equity instruments granted. The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the

number of equity instruments that will ultimately vest. The income statement expense or credit for a period represents the movement in cumulative expense recognized at the beginning and end of that period and is recognized as employee benefits expense.

The Group does currently only have equity-settled share-based payments that have service-based vesting conditions and no instruments with market vesting conditions.

No expense is recognized for awards that do not ultimately vest.

Other long-term employee benefits

The Group's net obligation for long-term employee benefits is equal to the value of future benefits acquired by personnel in exchange for services rendered in the current and prior periods.

Revenue from contracts with customers

The Group's revenue, which is presented net of sales taxes, is primarily generated by the sale of our software and 3D printed products and services. Software revenue is comprised of perpetual and periodic licenses, maintenance revenue and software development service fees. Perpetual license holders may opt to take an annual maintenance contract, which leads to annual fees. Periodic licenses entitle the customer to maintenance, support and product updates without additional charge. Revenue from prototypes and end products involving 3D printing technology is derived from our network of production centers and may include support and services such as pre-production collaboration prior to the actual production.

The Group sells its products and software through its direct sales force and through authorized distributors.

Software license revenue, maintenance and/or software development service fees may be bundled in one arrangement or may be sold separately.



The Group recognizes revenue for goods including software based on the five-step model per the requirements of IFRS 15.

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group is expected to be entitled in exchange from those goods and services.

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration is mainly related to quantities sold, volume (step-based) rebates and development time spent.

Prototypes and end products involving 3D printing technology
The Group recognizes revenue on the sale of goods to the customer or distributor at a point in time when control of the asset is transferred, generally upon shipment or delivery considering the shipment terms (usually Ex-works or FOB Time of Shipment Incoterms (International Commercial Terms)).

Perpetual licensed software
The sale and/or license of software products is deemed to have occurred at a point in time, i.e. when a customer either has taken possession of or has the ability to take immediate possession of the software and the software key.

Most of the perpetual software licenses include one year maintenance and support services as a separate performance obligation. The Group sells these maintenance services also on a stand-alone basis and is therefore capable of determining their stand-alone selling price. On this basis, the amount of the embedded maintenance is separated from the fee for the perpetual license and is recognized ratably over the period to which they relate.

Time-based licensed software
The time-based license agreements include the use of a software license for a fixed term and maintenance and support services during the same period. The Group does not sell time-based licenses without maintenance and support services and therefore revenues are satisfied over time for the entire arrangements and are recognized ratably over the term.

Maintenance and support services
Maintenance and support services are satisfied over time and as such, the Group recognizes this revenue ratably on a straight-line basis over the term that the maintenance service is provided. In general, maintenance services are not automatically renewed.

A maintenance and support contract may include a reinstatement for previous years when the customer did not have a maintenance and support contract previously. Revenue from reinstatements is recognized immediately when the maintenance and support services commence.

Software development services (SDS)
SDS include customized development of software components for customers. Revenue from SDS agreements when distinct from other performance obligations is satisfied over time or at a point in time, depending whether one of the IFRS 15.35 criteria for performance obligations to be satisfied over time is met or not. In case of recognition over time, revenue is recognized either on time and material basis or on the stage of completion of each service when the percentage of completion can be measured reliably.



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

The Group determines the percentage-of-completion by comparing labor hours incurred to-date to the estimated total labor hours required to complete the project. The Group considers labor hours to be the most reliable available measure of progress on these projects. Adjustments to the Group's estimates of the time to completion are made when facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recognized immediately.

In case of recognition at a point in time revenue is recognized when control over the product is transferred to the customer.

Contracts with multiple performance obligations

The Group has entered into a number of contracts with multiple performance obligations, such as when selling perpetual licenses that may include maintenance and support (included in the price of perpetual licenses) and time-based licenses (that include embedded maintenance and support, both of which may be sold with software development services, training, and other product sales). In some cases, the Group delivers software development services bundled with the sale of the software.

The Group evaluates whether each performance obligation is distinct from each other, i.e. the customer can benefit from the good or service on its own, or with readily available resources. Certain development services significantly modify and/or enhance the software license and as such are not considered distinct and combined with the software license.

In those contracts, whether sold to end-customers or to collaboration partners, the Group uses either price list, historical pricing information or management's best estimate of selling prices (e.g. also using a cost-plus method) to determine the stand-alone selling price for each distinct performance obligation, including software and software-related services such as maintenance and support. In

general, elements in such arrangements are also sold on a stand-alone basis and stand-alone selling prices are readily available. If the stand-alone selling price of one or more goods or services in such arrangements is highly variable or uncertain, the Group estimates the stand-alone selling price with reference to the total transaction price less the sum of the observable stand-alone selling prices of other goods or services promised in the contract.

Revenue is allocated to each distinct performance obligation ("PO") based on the relative percentage of the stand-alone selling price for each PO compared to the total of stand-alone selling prices for all PO over the total transaction price and is recognized when the revenue recognition criteria described above are met.

Contracts with collaboration partners in the medical segment also include multiple elements such as software, maintenance and support services, training, software development services, 3D printed products and royalties. Revenue from those contracts is determined and recognized consistent with other multiple element arrangements.

For certain contracts with collaboration partners, the Group receives up-front fees, paid by customers for certain exclusivity rights, which may be bundled with transfer of title, rights and ownership of certain software products and maintenance and support services. In case the up-front fees do not relate to already delivered good or services, the Group includes the up-front fees in the total transaction price which is then allocated to all the distinct performance obligations. Other contracts with collaboration partners include prepaid fees to purchase a maximum number of "Plan Only" cases or case 'bundles' during a 12-month period. In this case, the prepaid fees are recognized over the period of 12 months based on the expected number of cases that will be purchased.



Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are only contracts in progress that are disclosed with the line inventory and contracts in progress in the statement of financial position. We refer to our accounting policies regarding Inventories and Contracts in Progress.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group performs under the contract. Contract liabilities are presented as deferred income in the statement of financial position.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to development costs or another expense, it is recognized as income over the grant period necessary to match the income on a systematic basis to the costs that it is intended to compensate. When the grant relates to the construction of buildings, it is recognized as income over the depreciation period of the related building.

Such grants have been received from the federal and regional governments and from the European Union in the forms of grants linked to certain of its research and development programs, reduced payroll taxes and the financing of the construction of an office building in Leuven (Belgium) and of the construction of a new production facility in Freiberg (Germany).

Where retention of a government grant related to assets or to income, is dependent on the Group satisfying certain criteria, it is initially recognized as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to other operating income in the consolidated income statement on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate.

Research and development ("R&D") tax credits are refundable government incentives received in connection with qualifying research and development activities. R&D tax credits are reported in other operating income when the conditions in IAS 20 are met.

Other financial income and expenses

Other financial income and expenses include mainly foreign currency gains or losses on financial transactions and bank related expenses.

Taxes

Current income tax

Income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items that are recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.



Deferred tax

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or the carry forward of unused tax credits and unused tax losses can be utilized. In order for any deferred tax assets to be recognized, and at a minimum, the respective Materialise entity should have recorded a profit in the current year and it should be probable that a taxable profit will be achieved in the subsequent three years.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been (substantively) enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Significant accounting judgments, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and related disclosures. Uncertainty about these assumptions and estimates could lead to outcomes that require a material adjustment to the carrying amount of assets or liabilities for future periods.



The Group reviews its estimates, assumptions and judgments on an ongoing basis, including those related to revenue recognition, development expenses, share-based payment transactions, income taxes, impairment of goodwill, intangible assets and property, plant & equipment and business combinations, provisions for expected credit losses, convertible loans, equity instruments, useful lives of certain assets and leases.

The Group has based its assumptions and estimates on the parameters that were available when the consolidated financial statements were prepared. However, existing conditions and assumptions about future developments may change due to market changes or circumstances beyond the Group's control. Such changes are incorporated into the assumptions as they occur.

Revenue recognition

Our revenue recognition policy requires management to make significant estimates. Management analyzes various factors, including an evaluation of specific transactions, historical experience, creditworthiness of customers and current market and economic conditions. Changes in judgments based upon these factors may affect the timing and amount of revenues and expenses recognized and, consequently, the results of operations and financial condition. Significant estimates and judgments relate to:

- assessing whether a performance obligation is distinct in a bundled sales transactions;
- estimation of the variable considerations and the revenue constraint;
- estimation of stand-alone selling prices for each distinct performance obligation; and
- the stage of completion of our custom development of software components for customers when revenues are satisfied over time.

The Group makes significant judgments when performing the assessment of whether a performance obligation is distinct from the other performance obligations in a contract, i.e. whether the good or service has a benefit to the customer in its own or together with readily available resources and/or whether the good or service is highly interrelated or constitutes a significant input with another good or service provided, or whether it significantly modifies or tailors another good or service. The relevant assessments include but are not limited to the following:

- Whether the software license is distinct from the 3D printed guides – in most cases with contracts with collaborative partners in the Materialise Medical segment, the software licenses are combined with the manufacturing of the 3D printed guides, as the software license has no benefit to the customer without the manufacturing services.
- Whether the development services are distinct from other performance obligations – in most cases these performance obligations are distinct but for certain contracts, the software license may be combined with the license and the 3D printed guides as one distinct performance obligation.

For stand-alone selling prices, the Group uses prices from price lists or historical prices for similar transactions. However, in certain cases such information is not readily available and in those cases the Group estimates the stand-alone selling price based on a cost plus mark-up or other estimate. In addition, for certain performance obligations such as development services, the stand-alone selling prices also require an estimate of the time required to complete the development. If the Group determines that the stand-alone selling price of one or more goods or services in a multiple element arrangement is highly variable or uncertain, the Group estimates the stand-alone selling price with reference to the total transaction price less the sum of the observable stand-alone selling prices of other goods or services promised in the contract.



Certain contracts include estimates of variable considerations within the transaction price and assessing the revenue constraint, such as:

* quantities/volume sold at fixed prices related to, but not limited to, the manufacturing of 3D printed products, software licenses sold, maintenance renewals;
* contractual prices may vary based on volume purchased during a given period;
* FTE expenses for development or other services billed on a time and material basis; and
* volume rebates.

The method used to estimate the variable consideration depends on the number of possible scenarios and the probability of each scenario. If there are many possible scenarios with a high probability (each less than 50%), the Group will use the expected value method, while the most likely method is used when there is a scenario with a higher probability (more than 50%).

Variable consideration is not constrained when the Group determines, based on historical experience, a high reliable business forecast and/or the time frame of the estimates, that there is a high probability that it will not result in a future reversal of revenue.

We determine the stage of completion for development contracts satisfied over time by comparing the labor hours incurred to date with the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates are made in the period when facts that give rise to a change become known. When the estimate indicates that a loss will be incurred, the loss is recorded in the relevant period. Significant judgments and estimates are involved in determining the percentage of completion for each contract. Different assumptions can produce materially different results.

Development expenses

Determining whether internally generated intangible assets from development should be recognized as intangible assets requires significant judgment, particularly in determining whether the activities are considered research activities or development activities, whether the product enhancement is substantial, whether completion of the asset is technically feasible considering a company-specific approach, the likelihood of future economic benefits from sale or use, including an assessment of whether FDA approval will be obtained.

The Group has determined that the conditions for recognizing internally generated intangible assets from its own software, guides and other product development activities are not met until shortly before the products are available for sale, unless either (i) the Group has strong evidence that the above criteria are met and a detailed business plan is available showing that the asset will generate future economic benefits on a reasonable basis or (ii) the development is done at the specific request of the customer, the Group intends to market the product to other parties than the customer, the development is subject to an agreement and the substance of the agreement is that the customer will reimburse the Group for a significant portion of the development costs incurred. As such, development expenditures that do not meet the above criteria and expenditures for the research phase of internal projects are recognized in the consolidated income statement as incurred. This assessment is monitored by the Group on a regular basis.

The Group capitalized a total of K€1,296 of development expenses during 2025 (2024: K€1,375; 2023: K€1,577) related to capitalized internal development of our digital transformation program for which a detailed business plan is available and the Group expects future economic benefits.



Income taxes

Deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that may be recognized, based on the probable timing and level of future taxable profits, together with future tax planning strategies. As of December 31, 2025, the Group had current and non-current receivables related to tax credits for an amount of K€5,767 (2024: K€5,544; 2023: K€5,281).

For any deferred tax assets to be recognized, and at a minimum, the respective Materialise entity should have recorded a profit in the current year and it should be probable that a taxable profit will be achieved in the subsequent three years.

Impairment of goodwill, intangible assets and property, plant & equipment and determination of the cash-generating-unit

The Group has goodwill for a total amount of K€43,161 as of December 31, 2025 (2024: K€43,391; 2023: K€43,158) which has been subject to an impairment test. The goodwill is tested for impairment based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The value in use is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Also, as part of the impairment analysis, the Group needs to determine the different CGUs at the lowest non-aggregated level which requires the Group to make judgments about application of the criteria to determine the CGUs based on the facts and circumstances how the entities and business units within the CGU and within the Group operate and are monitored. The level of CGU may also have an impact on certain assumptions to make with regard to transfer pricing.

The key assumptions used to determine the value in use for the different CGUs are disclosed and further explained in Note 5.

During 2025 no impairment charges have been recorded (2024: K€0; 2023: K€4,228) related to goodwill, intangible assets and PPE.

Business combinations

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. Business combinations are discussed further in Note 4. The purchase price allocation process requires us to make significant estimates and assumptions, including:

- estimated fair value of the acquired intangible assets;
- estimated fair value of property, plant and equipment; and
- estimated fair value of the contingent consideration.

While we are using our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

- future expected cash flows from customer contracts and relationships, software license sales and maintenance agreements;
- the fair value of the plant and equipment;
- the fair value of the deferred revenue; and
- discount rates.



Convertible debt instruments

At December 31, 2025 the Group holds a convertible debt instrument issued by Fluidda which is measured at fair value through profit & loss. In determining the fair value of those convertible debt instruments, the Group considers different contractual parameters such as the repayment and conversion scenarios and dates. In addition, the Group needs to make significant estimates such as (i) the discount rate, (ii) the probabilities for each repayment and conversion scenario, (iii) the amount of a qualified capital increase that will determine the conversion factor and (iv) the timing for each repayment and conversion scenario.

The convertible loan granted to Fluidda in January 2019 had a notional amount of K€2,500. The carrying value of the convertible loan as of December 31, 2025 amounted to K€0 following a full repayment, including all capitalized interests, by Fluidda in November 2025. The convertible loan had a duration of seven years with a 10% annual interest rate which was capitalized.

Equity investment held in Essentium

The Group acquired an equity investment of K$3,300 in Essentium, a non-listed US company during 2018 and 2019. The Group has elected to measure the equity investment at fair value with changes in fair value recognized in OCI. As a result of liquidity issues at Essentium and considering the Group's subordinate position as shareholder, the Group remeasured the fair value of its investment to zero on December 31, 2021 and recognized a K€3,443 downward fair value adjustment in OCI for the year ended December 31, 2021. The Group determined that the fair value of this equity investment remained zero at December 31, 2022 and 2023. In January 2024 Essentium entered into an asset deal with Nexa3D, Inc. transferring virtually all of its assets in exchange for a stake in the common stock of Nexa3D, Inc. In 2025 Stratasys acquired a collection of assets from Nexa3D, including intellectual property, inventory, and equipment, following the discontinuation of the remaining activities of Nexa3D. This transaction did not create any direct financial risk to the Group. Taking into account the terms and conditions of this transaction, the Group determined that the fair value of this equity investment remained zero at December 31, 2024 and at December 31, 2025.

Leases – estimating the discount rate and probability of exercising extension options/termination options and purchase options

The Group cannot always determine the interest rate implicit in the lease contract and therefore, the Group has to estimate the incremental borrowing rate to measure certain lease liabilities such as buildings. The Group uses for buildings the property yield as reference to determine the incremental borrowing rate. For other assets, the Group generally uses the interest rate implicit in the lease contract or applies the incremental borrowing rate for a portfolio of similar assets. The incremental borrowing rate reflects what the Group "would have to pay", which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease.

In addition, certain lease contracts may have extension options, termination options in case of property leases and/or purchase options in case of leases. The Group estimates whether it is reasonably certain or not, whether those options will be exercised or not, which impact the lease term in case of extension options and termination options and the period over which the lease assets are depreciated in case of purchase options.



4 Business Combinations

Acquisitions in 2025

The Group did not effect any business combinations in the course of 2025.

Acquisitions in 2024

FEops NV

On July 18, 2024, the Group executed a share purchase agreement and acquired 100% of the shares of FEops NV ("FEops") for a total purchase consideration of K€2,985. The acquisition was realized by Materialise NV.

FEops NV is a Belgian company that develops AI-driven simulation technology to improve procedure efficiency and clinical outcomes for structural heart interventions. We expect the acquisition will allow Materialise to expand our cardiovascular solutions with predictive simulation capabilities, advancing the personalized treatment of patients with heart diseases. FEops will be part of the Materialise Medical segment.

The fair value of the identifiable assets and liabilities at the date of acquisition was assessed at:

in 000€	Carrying value at acquisition date	Fair value adjustments	Fair value at acquisition date
Assets			
Brands and trademarks	–	122	122
Technology	–	2,938	2,938
R&D	2,753	(2,753)	–
Plant, machinery and equipment	36	–	36
Furniture & Vehicles	2	–	2
Right-of-use assets	36	–	36
Deferred tax assets	–	77	77
Other non-current financial assets	33	–	33
Trade receivables	321	–	321
Other current assets	616	–	616
Cash & cash equivalents	185	–	185
Total Assets	**3,982**	**384**	**4,366**
Liabilities			
Long-term borrowings & Leases	(191)	–	(191)
Deferred tax liability	–	(77)	(77)
Trade payables	(311)	–	(311)
Payroll-related payables	(525)	–	(525)
Deferred revenue	(232)	–	(232)
Other current liabilities	(22)	–	(22)
Total Liabilities	**(1,281)**	**(77)**	**(1,358)**
Total identified assets and liabilities	**2,701**	**307**	**3,008**
Goodwill (negative goodwill)		(23)	(23)
Acquisition price			2,985



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

The fair value of the identified assets and liabilities included in our consolidated financial statements at the acquisition date was K€3,008. The Group acquired 100% of voting equity interests in Feops NV for a total consideration of K€2,985. This is the fair value of the identified assets and liabilities decreased by a negative goodwill of K€23.

The accounting for the business combination resulted in fair values at date of acquisition of K€122 for brands and trademarks (useful life of five years) and K€2,938 for technology (useful life of seven years). The valuation technique used to measure the fair value of brands and trademarks, as well as software, was the relief-from-royalty method. The relief-from-royalty method considers the discounted estimated royalty payments that the Group would be prepared to pay to license the respective asset under a contract if it did not own the asset. Key assumptions used in the application of this valuation technique include the forecasted year-on-year growth rate of revenue, the technology royalty rate and the discount rate. A deferred tax liability was recognized of K€(77) on the adjusted fair values. The discount rate used for the valuation was set at 15.03%. The carrying value of the acquired trade and other receivables approximate their fair value due to the short term character of these instruments.

The FEops revenue included in the consolidated financial statement between acquisition date of July 18, 2024 and December 31, 2024 was K€568. As integration within the Materialise Medical segment started immediately it is impracticable to disclose information on profit.

There are no contingent considerations payable.

Acquisitions in 2023

The Group did not effect any business combinations in the course of 2023.

5   Goodwill

The goodwill has been allocated to the cash generating units ("CGU") as follows:

in 000€	As of December 31,		
	2025	2024	2023
CGU: MAT Software	28,961	28,961	28,961
CGU: e-Prototypy	809	799	787
CGU: ACTech	8,812	8,812	8,812
CGU: OrthoView	4,579	4,819	4,598
CGU: Engimplan	–	–	–
CGU: Materialise Motion	–	–	–
Total	**43,161**	**43,391**	**43,158**

The changes in the carrying value of the goodwill can be presented as follows for the years 2025, 2024 and 2023:

in 000€	Gross	Impairment	Total
At January 1, 2023	**45,802**	**(1,648)**	**44,155**
Impairment	–	(1,175)	(1,175)
Currency translation	178	–	178
At December 31, 2023	**45,980**	**(2,823)**	**43,158**
Currency translation	233	–	233
At December 31, 2024	**46,213**	**(2,823)**	**43,391**
Currency translation	(230)	–	(230)
At December 31, 2025	**45,983**	**(2,823)**	**43,161**

The goodwill of Orthoview and e-Prototypy include respectively K€ (240) and K€ 10 impact of currency translation in 2025.



The Group has performed an impairment test for all CGUs, estimating the Value-in-Use based on a discounted cash flow model with cash flows for the next five years derived from the budget and a residual value considering a perpetual growth rate. The MAT Software CGU is included in the reportable segment "Materialise Software". The CGUs ACTech, e-Prototypy (PL), and Materialise Motion are included in the reportable segment "Materialise Manufacturing". The CGUs Orthoview (UK) and Engimplan (BR) are included in the reportable segment "Materialise Medical".

CGU: MAT Software

The goodwill allocated to the CGU MAT software relates to the goodwill from the acquisition of Cenat in 2015, the goodwill related to the acquisition of Marcam in 2011 (DE-3D Printing Software), the goodwill from the acquisition of Link3D in 2022 and the goodwill from the acquisition of Identify3D in 2022.

The impairment test is based on the discounted cash flows resulting from the CGU MAT Software, considering a period of five years. The main assumptions for goodwill impairment testing include a discount rate (based on WACC) of 9.75% (10.84% pre-tax) (2024: 10.54% post-tax; 2023: 9.91% post-tax) and a perpetual growth rate of 5% (2024: 5%; 2023: 5%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€41,408. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU e-Prototypy

The goodwill relates to the acquisition of the Polish entity e-Prototypy. The impairment test on the CGU e-Prototypy is based on the discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 11.87% (14.03% pre-tax) (2024: 13.82% post-tax; 2023: 12.89% post-tax) and a perpetual growth rate of 2% (2024: 2%; 2023: 2%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience and estimates of future capital expenditures that will maintain the CGU's performance. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€4,075. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU ACTech

The impairment test on the CGU ACTech is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 8.51% (11.93% pre-tax) (2024: 9.00% post-tax; 2023: 8.26% post-tax) and a perpetual growth rate of 1% (2024: 1%; 2023: 1%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience, estimates of future capital expenditure that will maintain the CGU's performance as well as future capital expenditure for projects that have substantively commenced. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€23,901. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.



CGU Orthoview

The goodwill relates to the acquisition of Orthoview. The impairment test on the CGU Orthoview is based on the discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 10.87% (13.49% pre-tax) (2024: 12.10%post-tax; 2023: 10.75% post-tax) and a perpetual growth rate of 1% (2024: 1%; 2023: 1%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€6,432. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

The Orthoview business is integrated in the existing software business within our Materialise Medical segment. Synergies that are expected from joined product lines are not taken into account in the current impairment review as management believes that Orthoview can be considered a separate cash generating unit.

CGU Engimplan

The impairment test on the CGU Engimplan is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 19.71% (22.20% pre-tax) (2024: 18.97%post-tax; 2023: 18.82% post-tax) and a perpetual growth rate of 7.5% (2024: 7.6%; 2023: 7.6%), supported by an expected long term inflation rate of 4.0%, continued growth opportunities from the increase of the standard of living in Brazil (including access to medical and health care insurances), a growing population in Brazil and export opportunities in Latin America. Other key assumptions include the year-on-year growth rate of the revenue, gross margin and the

operating costs which have been determined by both local and Group management based on past experience. At December 31, 2023, the Group recorded a full impairment of the intangible assets customer lists and trade marks for respectively K€(397) and K€(121) as well as a tangible asset 3D printer for K€(139). The impairment test at December 31, 2025, did not indicate the need for a further impairment nor for a reversal of the previously recorded impairment charges. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€7,137. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would decrease by 350 basis points, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.

CGU Materialise Motion

The impairment test on the CGU Materialise Motion is based on the discounted cash flows, considering a period of five years. The main assumptions include a discount rate (based on WACC) of 9.75% (11.63% pre-tax) (2024: 10.54% post-tax; 2023: 9.91% post-tax) and a perpetual growth rate of 3% (2024: 3%; 2023: 3%). Other assumptions include the year-on-year growth rate of the revenue, gross margin and the operating costs which have been determined by management based on past experience. At December 31, 2023, the Group recorded a full impairment of the goodwill for an amount of K€(1,175) as well as a partial impairment on intangible assets partnership agreement, customer list, and developed technology for respectively K€(853), K€(107), and K€(1,437). The impairment test at December 31, 2025, did not indicate the need for a further impairment nor for a reversal of the previously recorded impairment charges. It was concluded that the value in use is higher than the carrying value of the cash generating unit of K€820. Based on the sensitivity analyses performed by the Group, including analyses whereby the discount rate would increase by 100 basis points or the perpetual growth rate would be zero, there are no reasonably possible changes in assumptions that would reduce the value in use below the carrying value of the cash generating unit.



6   Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the years 2025, 2024 and 2023:

in 000€	Patents and licenses	Software	Acquired customers, technology and order backlog	Developed technology and software under construction	Total
Acquisition value					
At January 1, 2023	**6,915**	**12,679**	**44,431**	**8,527**	**72,552**
Additions	327	1,006	–	1,685	3,018
Disposals	(132)	(4,504)	–	(45)	(4,680)
Transfer between accounts	129	7,458	–	(7,603)	(16)
Currency translation	0	11	241	–	252
At December 31, 2023	**7,239**	**16,649**	**44,673**	**2,564**	**71,125**
Additions	315	79	–	1,477	1,871
Acquisition of a subsidiary	122	–	2,938	–	3,060
Disposals	(11)	(278)	–	–	(289)
Transfer between accounts	102	1,413	–	(1,516)	0
Currency translation	1	(33)	(139)	(2)	(173)
At December 31, 2024	**7,768**	**17,830**	**47,472**	**2,523**	**75,593**
Additions	470	330	48	1,371	2,220
Disposals	(529)	(388)	–	(17)	(934)
Transfer between accounts	41	1,410	(48)	(1,369)	33
Currency translation	(1)	(3)	(284)	(0)	(288)
Assets held for sale	(1)	(424)	–	–	(426)
At December 31, 2025	**7,749**	**18,754**	**47,188**	**2,508**	**76,199**



in 000€	Patents and licenses	Software	Acquired customers, technology and order backlog	Developed technology and software under construction	Total
Amortization & Impairments					
At January 1, 2023	**(4,829)**	**(10,799)**	**(16,957)**	**(2,090)**	**(34,676)**
Amortization charge for the year	(755)	(3,027)	(2,722)	–	(6,504)
Impairments	–	–	(2,915)	–	(2,915)
Disposals	132	4,504	–	–	4,636
Currency translation	(0)	(10)	(191)	–	(202)
At December 31, 2023	**(5,453)**	**(9,333)**	**(22,785)**	**(2,090)**	**(39,661)**
Amortization charge for the year	(531)	(3,763)	(2,095)	–	(6,389)
Impairments	–	(46)	–	–	(46)
Disposals	11	278	–	–	289
Transfer between accounts	(0)	(0)	–	–	(0)
Currency translation	–	33	154	–	187
At December 31, 2024	**(5,973)**	**(12,830)**	**(24,726)**	**(2,090)**	**(45,619)**
Amortization charge for the year	(485)	(4,122)	(1,823)	–	(6,431)
Disposals	428	385	–	–	813
Currency translation	0	3	284	–	288
Assets held for sale	1	389	–	–	390
At December 31, 2025	**(6,029)**	**(16,176)**	**(26,265)**	**(2,090)**	**(50,560)**
Net carrying value					
At December 31, 2025	**1,721**	**2,578**	**20,923**	**418**	**25,639**
At December 31, 2024	1,794	4,999	22,746	433	29,973
At December 31, 2023	1,786	7,316	21,887	474	31,464
At January 1, 2023	2,086	1,879	27,474	6,437	37,875

Patent and licenses include only the directly attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use and in-house developed technology. The remaining amortization period is 2.5 years for the main software purchases and 3.6 years for the main patents and licenses.

The 'Acquired customers, technology and other intangibles' have been recognized as part of the acquisition of Materialise Motion, Engimplan, ACTech, E-Prototypy, OrthoView, Cenat, Link3D, Identify3D and FEops NV. At December 31, 2025, the remaining amortization period for the acquired customers is 2.1 years for Materialise Motion, fully amortized for Engimplan, 11.0 years for ACTech, fully amortized for E-Prototypy, fully amortized for OrthoView and , fully amortized for for Cenat. At December 31, 2025, the remaining amortization period for the acquired technology and contracts is 1.8 years for Materialise Motion and 5.6 years for FEops NV.

The net book value of developed technology and software under construction at December 31, 2025 relates primarily to the internal digitalization program.

The total amortization charge for 2025 is K€6,431 (2024: K€6,389; 2023: K€6,504). In 2023, impairments were booked on "Acquired customers, technology and other intangibles" for K€2,915 related to Motion and Engimplan (also refer to Note 5).

7 Property, plant & equipment

The changes in the carrying value of the property, plant & equipment can be presented as follows for the year 2025, 2024 and 2023:

in 000€	Land and buildings	Plant and equipment	Right-of-use assets	Construction in progress	Total
Acquisition value					
At January 1, 2023	**47,959**	**105,877**	**21,619**	**15,955**	**191,410**
Additions	142	3,850	3,965	8,325	16,282
Disposals	–	(4,299)	(3,313)	–	(7,612)
Transfers	40	15,031	(4,433)	(11,585)	(947)
Currency Translation	458	586	(74)	(153)	817
At December 31, 2023	**48,599**	**121,045**	**17,764**	**12,543**	**199,951**
Additions	107	4,189	3,149	23,466	30,911
Acquired from business combinations	–	38	36	–	74
Disposals	(166)	(4,312)	(1,777)	(133)	(6,388)
Transfers	(50)	10,885	(1,819)	(9,349)	(333)
Currency Translation	175	561	71	1	808
At December 31, 2024	**48,666**	**132,406**	**17,424**	**26,528**	**225,024**
Additions	646	3,852	1,925	10,895	17,318
Assets held for sale	–	(1,074)	(169)	–	(1,243)
Disposals	(2)	(5,228)	(3,282)	(123)	(8,635)
Transfers	18,342	15,161	(202)	(33,334)	(33)
Currency Translation	(37)	(2,047)	(303)	(16)	(2,403)
At December 31, 2025	**67,615**	**143,070**	**15,393**	**3,950**	**230,027**



in 000€	Land and buildings	Plant and equipment	Right-of-use assets	Construction in progress	Total
Depreciation					
At January 1, 2023	(11,045)	(64,470)	(13,199)	–	(88,714)
Depreciation charge for the year	(1,352)	(10,433)	(3,296)	–	(15,081)
Impairment	–	(160)	–	–	(160)
Disposals	–	3,996	3,024	–	7,020
Transfers	–	(2,935)	3,802	–	867
Currency Translation	(33)	(356)	8	–	(381)
At December 31, 2023	**(12,430)**	**(74,358)**	**(9,661)**	**–**	**(96,449)**
Depreciation charge for the year	(1,358)	(10,824)	(3,191)	–	(15,373)
Disposals	139	3,976	1,627	–	5,742
Transfers	–	(1,232)	1,565	–	333
Currency Translation	(32)	(150)	(45)	–	(227)
At December 31, 2024	**(13,681)**	**(82,588)**	**(9,705)**	**–**	**(105,974)**
Depreciation charge for the year	(1,669)	(10,521)	(3,087)	–	(15,277)
Assets held for sale	–	835	140	–	975
Disposals	2	5,089	2,505	–	7,596
Transfers	–	–	–	–	–
Currency Translation	6	746	184	–	936
At December 31, 2025	**(15,341)**	**(86,440)**	**(9,963)**	**–**	**(111,744)**
Net book value					
At December 31, 2025	52,274	56,630	5,429	3,950	118,283
At December 31, 2024	34,986	49,818	7,719	26,528	119,050
At December 31, 2023	36,169	46,688	8,102	12,544	103,503
At January 1, 2023	36,914	41,407	8,420	15,955	102,696

The investments in property, plant & equipment and right-of-use assets in 2025 amounted to K€17,318 (2024: K€30,911, 2023: K€16,282). They are related to land and buildings (K€4,834), new machines and installations (K€10,739), IT equipment (K€787), (leased) vehicles (K€614) and furniture (K€345). The additions to land and buildings, machines and installations in 2025 related mainly to the expansion of our production capacity in Germany. The investments in 2024 were related to land and buildings (K€4,519), new machines and installations (K€23,851), IT equipment (K€684), (leased) vehicles (K€1,384) and furniture (K€473). The additions to land and buildings, machines and installations in 2024 related mainly to the expansion of our production capacity in Germany. The investments in 2023 were related to land and buildings (K€4,027), new machines and installations (K€8,682), IT equipment (K€1,102), (leased) vehicles (K€2,240) and furniture (K€231). The additions to land and buildings, machines and installations in 2023 were mainly related to our new metal production facility in the USA and the extension and expansion of ourproduction capacity in Germany.

The Group realized a net gain on disposal of property, plant and equipment of K€173 in 2025 (2024: K€292; 2023: K€416).

Impairments of property, plant and equipment amounted to K€ 0 in 2025 (2024: K€0; 2023: K€(160)).

Assets under construction

Per December 31, 2025 the main assets under construction were related to the expansion of production capacity in Germany for K€1,420.

The right of use assets can be presented as follows:

The carrying value of Right-of-Use assets at December 31, 2025 was K€5,429 (2024: K€7,719; 2023: K€8,100). Right-of-Use assets are mainly related to buildings with a carrying value of K€2,691 at December 31, 2025 (2024: K€4,368; 2023: K€4,511) and for which depreciation of K€1,881 was recorded in 2025 (2024:K€1,851; 2023: K€1,735). New leases in 2025 amount to K€1,925 of which K€1,026 related to leased buildings (2024: K€1,822; 2023: K€1,739).



in 000€	Buildings	Vehicles	Equipment	Total
Acquisition value				
At January 1, 2023	**9,391**	**4,680**	**6,405**	**20,476**
Additions	1,739	1,980	246	3,965
Disposals	(2,607)	(676)	(30)	(3,313)
Currency Translation	(112)	2	36	(74)
Transfers	(236)	(909)	(2,145)	(3,290)
At December 31, 2023	**8,175**	**5,077**	**4,512**	**17,764**
Additions	1,822	739	589	3,150
Acquired from business combinations	36	–	–	36
Disposals	(1,123)	(430)	(224)	(1,777)
Currency Translation	48	7	16	71
Transfers	(345)	(1,384)	(89)	(1,818)
At December 31, 2024	**8,613**	**4,010**	**4,803**	**17,426**
Additions	1,026	488	411	1,925
Assets held for sale	(133)	(36)	–	(169)
Disposals	(2,477)	(770)	(36)	(3,283)
Currency Translation	(282)	(11)	(11)	(304)
Transfers	–	–	(202)	(202)
At December 31, 2025	**6,748**	**3,681**	**4,964**	**15,393**

in 000€	Buildings	Vehicles	Equipment	Total
Depreciation				
At January 1, 2023	**(4,569)**	**(2,909)**	**(4,578)**	**(12,055)**
Depreciation charge for the year	(1,735)	(1,185)	(376)	(3,296)
Disposals	2,360	627	36	3,023
Currency Translation	45	(3)	(34)	8
Transfers	235	909	1,515	2,659
At December 31, 2023	**(3,664)**	**(2,561)**	**(3,437)**	**(9,662)**
Depreciation charge for the year	(1,851)	(1,073)	(266)	(3,191)
Disposals	953	454	220	1,627
Currency Translation	(29)	(3)	(14)	(46)
Transfers	345	1,334	(114)	1,565
At December 31, 2024	**(4,246)**	**(1,849)**	**(3,611)**	**(9,707)**
Depreciation charge for the year	(1,881)	(902)	(304)	(3,087)
Assets held for sale	133	8	–	141
Disposals	1,752	717	36	2,505
Currency Translation	185	5	(6)	184
Transfers	–	–	–	–
At December 31, 2025	**(4,057)**	**(2,021)**	**(3,885)**	**(9,963)**
Net book value				
At December 31, 2025	2,691	1,660	1,079	5,429
At January 1, 2025	4,368	2,160	1,191	7,719



The following amounts related to leases are recognized in profit & loss

(in 000€)	As of December 31,		
	2025	2024	2023
Depreciation expense	(3,087)	(3,191)	(3,296)
Interest expense on lease liabilities	(363)	(365)	(325)
Expenses related to short-term leases/ low-value assets/variable lease payments	(981)	(901)	(689)

The Group has negotiated several contracts with extension and termination options because of common practice in the country or for the asset. Management has exercised significant judgments in determining whether these extension and termination options are reasonably certain to be exercised. The potential future cash flows beyond the period following the exercise of the extension and termination option that are not included in the lease term are presented in the following table:

(in 000€)	As of December 31,		
	2025	2024	2023
Potential (non-discounted) cash flows for terminations options that are not reasonably certain to be exercised:	612	817	1,089
Potential (non-discounted) cash flows for extensions options that are reasonably certain to be exercised	1,270	1,259	1,838

Pledges

Land and buildings (including buildings under construction) with a carrying amount of K€12,074 (2024: K€18,305; 2023: K€21,851) are subject to pledges to secure several of the Group's bank loans. In addition, pledges have been given on machines with a total carrying amount of K€0 (2024: K€253; 2023: K€314) (Note 24).

8   Assets held for sale

In June 2025, the Board of Directors mandated management to initiate an active sales process for Rapidfit NV, which is a part of the Manufacturing segment.

At 31 December 2025 and consistent with IFRS 5 principles, RapidFit NV was classified as a disposal group held for sale and did not meet the definition of a discontinued operation.

in 000€	Notes	As of December 31, 2025
Intangible assets	6	36
Property, plant & equipment	6	239
Right-of-use assets	7	29
Inventories and contracts in progress		2,681
Trade receivables		1,235
Other current assets		94
Cash and cash equivalents		–
Assets held for sale		**4,314**
Lease liabilities		22
Deferred tax liabilities		2
Trade payables		416
Tax payables		1
Other liabilities		362
Liabilities held for sale		**802**



The carrying amount of the related net assets which amounts to K€ 3,512 is estimated not to exceed the fair value less costs to sell, hence no impairment loss has been recognized on the classification of RapidFit NV as disposal group held for sale. The fair value of the disposal group held for sale has been determined based on the discounted cash flows considering a period of five years. The main assumptions include a discount rate (based on WACC) of 9.75% post-tax and a perpetual growth rate of 3%. Other assumptions include the year-on-year growth rate of revenue, gross margin and the operating costs which have been determined by management based on past experience.

There are no cumulative income or expenses included in OCI relating to the disposal group.

9   Inventories and contracts in progress

Inventories and contracts in progress include the following:

in 000€	As of December 31, 2025	2024	2023
Raw materials	6,776	9,007	9,061
Work in progress	4,364	4,237	4,070
Finished goods	3,764	3,158	3,266
Contracts in progress	–	590	637
Total inventories and contracts in progress	**14,904**	**16,992**	**17,034**

Inventory written-off on the balance sheet amounted to K€918 for the year ended December 31, 2025 (2024: K€673; 2023: K€471). The expenses recorded in Cost of Sales were K€308 for the year ended December 31, 2025 (2024:K€155; 2023: K€51).

10   Other assets

Other non-current assets

Other non-current assets include the following:

Investments in convertible loans in 000€	As of December 31, 2025	2024	2023
Convertible loan	–	3,994	3,744
Total	**–**	**3,994**	**3,744**

The Group granted a convertible loan to Fluidda in January 2019, with a notional amount of K€2,500. The convertible loan is accounted for as a financial asset measured at fair value with changes in fair value through the income statement. The carrying value of the convertible loan amounts to K€0 at December 31, 2025 following a full repayment, including all capitalized interests, by Fluidda in November 2025. The convertible loan had a duration of seven years with a 10% annual interest rate which was capitalized. We refer also to Note 3 and Note 20.

Other non-current assets in 000€	As of December 31, 2025	2024	2023
Tax credits	4,965	4,520	4,467
Guarantees and deposits	408	423	493
Other	610	950	541
Total	**5,983**	**5,893**	**5,501**

The non-current tax credits mainly relate to Belgian R&D tax credits, recoverable between 2027 and 2031.



Other current assets

Other current assets include the following:

in 000€	As of December 31, 2025	2024	2023
Deferred charges	6,015	5,301	4,486
Tax credits	802	1,024	814
Accrued income	91	641	611
Other tax receivables	2,700	4,145	2,466
Grants	5,495	6,784	372
Other non-trade receivables	388	271	272
Derivatives	43	–	139
Total other current assets	**15,533**	**18,166**	**9,160**

The other tax receivables include Value Added Tax (VAT) receivables and corporate tax receivables.

The amount of grants at December 31,2025 includes government grants awarded but still to be received related to the investment in a new production facility in ACTech. These grants are conditional upon the fulfillment of specified employee hiring targets and environmental requirements. Based on the status at year-end, these conditions had been met. Refer to note 3 to our Material Accounting Policies for the related Government Grants.

11   Trade receivables

The trade receivables include the following:

in 000€	As of December 31, 2025	2024	2023
Trade receivables	55,906	53,718	53,505
Allowance for doubtful accounts	(968)	(667)	(807)
Total	**54,938**	**53,052**	**52,698**

Trade receivables are non-interest bearing and are generally on payment terms of 30 to 90 days.

As of December 31, 2025, trade receivables of an initial value of K€968 (2024: K€667; 2023: K€807) were considered to be not probable of recovery, based on the expected credit loss analysis. Impairment is accounted for under the other operating expenses. See below for changes in the allowance for doubtful accounts receivable.

in 000€	
At January 1, 2023	**(400)**
Addition	(706)
Usage	122
Reversal	177
At December 31, 2023	**(807)**
Addition	(527)
Usage	249
Reversal	418
At December 31, 2024	**(667)**
Addition	(619)
Usage	115
Reversal	203
At December 31, 2025	**(968)**



12   Cash and cash equivalents

Cash and cash equivalents include the following:

in 000€	As of December 31,		
	2025	2024	2023
Cash at bank	129,847	97,323	119,606
Cash equivalents	4,071	4,981	7,967
Total	**133,918**	**102,304**	**127,573**

For the year ended December 31, 2025, cash at banks earned an interest income of € 2.8 million, based on short-term deposit rates.

There were no cash balances on a restricted bank account per December 31, 2025, 2024 or 2023.

13   Equity
Share capital

The share capital of the parent company Materialise NV consists of 59,067,186 ordinary nominative shares at December 31, 2025 (2024: 59,067,186; 2023: 59,067,186) with no nominal but par value of €0.076 in 2025 (2024:€0.076; 2023:€0.076) for a total amount of K€4,487 at December 31, 2025 (2024: K€4,487; 2023:K€4,487).

On June 3, 2025, the extraordinary general shareholders' meeting authorized the Board of Directors, for a period of five years, to increase the share capital up to €8,974,100.98. This authorization is valid for a period of five years and had not been exercised by the Board of Directors as of December 31, 2025.

On November 14, 2025, the extraordinary general shareholders' meeting approved amendments to the Company's articles of association, including the introduction of a double voting right for eligible shareholders in accordance with Article 7:53 of the Belgian Companies and Associations Code.

in 000€, except share data	Total number of ordinary shares	Total shareholders' capital	Total share premium
Outstanding at January 1, 2023	**59,067,186**	**4,487**	**233,895**
Capital increase through exercise of warrants	–	–	47
Outstanding on December 31, 2023	**59,067,186**	**4,487**	**233,942**
Equity settled share-based payments expense	–	–	(47)
Outstanding on December 31, 2024	**59,067,186**	**4,487**	**233,895**
Increase shareholdes' capital[1]	–	30,000	(30,000)
Other movement[1]	–	(30,000)	–
Outstanding on December 31, 2025	**59,067,186**	**4,487**	**203,895**

[1]   Other movement relates to a capital increase of € 30 million in 2025 through the conversion of unavailable share premium into share capital, followed by a capital reduction of € 30 million with no repayment to shareholders. The reduction resulted in the creation of a distributable reserve in connection with the Group's share buyback program (see "Other Reserves" table below)

No new shares were issued in 2025.

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€203,895 at December 31, 2025 (2024: K€233,895; 2023: K€233,942). The change in 2025 is a movement to other reserves of K€30,000 following a decision taken by the Company's general assembly on November 14, 2025 in preparation for a share buy-back program of up to € 30 million.



Other reserves

The nature and purpose of the other reserves is as follows:

	As of December 31,		
in 000€	**2025**	2024	2023
Legal reserve	449	279	279
Other reserves[(1)]	32,060	2,060	2,010
Equity-settled share-based payment expense	598	332	47
Other Comprehensive Income (loss)	(12,473)	(11,474)	(9,682)
Other Reserves	**20,633**	**(8,803)**	**(7,346)**

[(1)] Increase of other reserves of € 30 million in 2025 relates to the creation of a distributable reserve in connection with the Group's share buyback program.

Based on the statutory result and after final result allocation approved by the annual shareholders meeting the legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders' capital. As at December 2025, the Groups legal reserve amounts to K€ 449 and represents 10% of the capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during 2025, 2024 and 2023.

Other comprehensive loss

Other comprehensive loss consists of the following:

in '000€	Currency Translation Differences & Other	Fair value adjustment	Total OCI
At January 1, 2023	**(7,560)**	**(3,046)**	**(10,606)**
Exchange differences on translation of foreign operations	1,255	–	1,255
Fair value adjustment	–	(331)	(331)
At December 31, 2023	**(6,305)**	**(3,377)**	**(9,682)**
Exchange differences on translation of foreign operations	(1,795)	–	(1,795)
Fair value adjustment	–	3	3
At December 31, 2024	**(8,100)**	**(3,374)**	**(11,474)**
Exchange differences on translation of foreign operations	1,002	–	1,002
Exchange differences resulting from net investment in foreign operations	(2,252)	–	(2,252)
Fair value adjustment	–	258	258
At December 31, 2025	**(9,350)**	**(3,116)**	**(12,466)**

Non-controlling interest

As of June 22, 2021, the Group, together with Zhenyuan (Tianjin) Medical Appliances Technology Co., Ltd., incorporated a new subsidiary with the name Tianjin Zhenyuan Materialise Medical Technology Limited Company. This entity will be responsible for all regulatory requirements regarding the Materialise Mimics Enlight Lung Software on the Chinese market. Both Materialise and Zhenyuan will work on development and distribution, in a collaborating manner. Materialise holds 51% of the shares, Zhenyuan 49%. In 2021, in respect of this majority-owned subsidiary, a non-controlling interest has been recognized, which had a carrying value of K€ (80) at December 31, 2025 (2024: K€(86); 2023: K€(53)).



14 Share-based payment plans

Share-based payment plans of the parent

The changes of the year for the warrant plans are as follows:

	2025	2024	2023
Outstanding at January 1	**362,600**	**423,452**	**77,709**
Granted	25,000	–	350,000
Forfeited/Cancelled	(37,600)	(60,852)	(4,257)
Exercised	–	–	–
Outstanding at December 31	**350,000**	**362,600**	**423,452**
Exercisable at December 31	**–**	**12,600**	**73,452**

The Group's share-based payment plans are all equity-settled except for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled.

In all outstanding warrant plans one warrant gives right to one share.

Equity-settled share-based payment plans

The Group currently has or has had several plans in place which each have slightly different characteristics as described below.

IPO warrant plan

Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants have a contractual term of ten years and vested for 25% in the fourth year; 25% in the fifth year; 25% in the sixth year and 25% in the seventh year. Warrants are exercisable as from the month after they have vested and in the subsequent exercise periods. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a contractual term of ten years.

The Group granted 979,898 warrants in July 2014 and 36,151 warrants in November 2014 in the context of the initial public offering to the employees of the Group with an exercise price of €8.81 ("IPO warrant plan"). The Group granted an additional 18,180 warrants to employees in July 2015 under the IPO warrant plan.

The status of the IPO warrant plan at December 31 is as follows:

	2025	2024	2023
Outstanding at January 1	**–**	**47,524**	**51,781**
Granted	–	–	–
Forfeited/Cancelled	–	(47,524)	(4,257)
Exercised	–	–	–
Outstanding at December 31	**–**	**–**	**47,524**
Exercisable at December 31	**–**	**–**	**47,524**

All remaining warrants under this plan forfeited in 2024, hence no warrants under this plan remained at the end of 2025.



Warrant plan 2015

The board of directors decided on December 18, 2015 on a new plan ("2015 warrant plan") by which it can grant up to 1,400,000 warrants to employees. Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants vested for 10% on the second anniversary of the granting; 20% on the third anniversary of the granting; 30% on the fourth anniversary of the granting; and 40% on the fifth anniversary of the granting, unless otherwise decided by the board of directors or one or more of its representatives granted powers thereto. Warrants are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the parent Company of the second and fourth quarter, or (ii) if no quarterly results are published, during the month March and the month September of every year. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a term of ten years.

The Group granted 350,000 warrants in July 2016 to the employees of the Group with an exercise price of €6.45. The Group granted 2,000 warrants to an employee in May 2018 with an exercise price of €10.08.

The status of the 2015 warrant plan at December 31 is as follows:

	2025	2024	2023
Outstanding at January 1	**12,600**	14,600	14,600
Granted	–	–	–
Forfeited/Cancelled	(12,600)	(2,000)	–
Exercised	–	–	–
Outstanding at December 31	**–**	12,600	14,600
Exercisable at December 31	**–**	12,600	14,600

No warrants were exercised in 2025 and 12,600 warrants were forfeited in 2025, which left no warrants outstanding under this plan at the end of 2025.

Warrant plan 2023

The board of directors decided on September 25, 2023 on a new plan ("2023 warrant plan") by which it can grant up to 500,000 warrants to employees, directors or management companies performing services to the Company. Each warrant gives the right to the holder to one ordinary share of the parent Company. The warrants will vest for 10% on December 31, 2025; 20% on December 31, 2026; 30% on December 31, 2027; and 40% on December 31, 2028, unless otherwise decided by the board of directors or one or more of its representatives granted powers thereto. Warrants are exercisable only after they have vested and only during a period of (i) four weeks following the publication of the results of the parent Company of the second quarter, or (ii) if no quarterly results are published, during the month March of every year. There are no cash settlement alternatives and the Group does not have a practice of cash settlement for these warrants. The warrants have a term of seven years.

The Group granted 325,000 warrants in October 2023 with an exercise price of €4.87. The Group granted another 25,000 warrants in November 2023 with an exercise price of €5.09 and another 25,000 warrants in March 2025 with an exercise price of €7.59.

The status of the 2023 warrant plan at December 31 is as follows:

	2025	2024	2023
Outstanding at January 1	**350,000**	350,000	–
Granted	25,000	–	350,000
Forfeited/Cancelled	(25,000)	–	–
Exercised	–	–	–
Outstanding at December 31	**350,000**	350,000	350,000
Exercisable at December 31	**–**	–	–

During 2025, 25,000 warrants under this plan were forfeited before vesting.



Fair value

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table provides the input to the Black-Scholes model for the IPO warrant plan, 2015 warrant plan and the 2023 warrant plan:

	2023 (Mar 25)	2023 (Nov 23)	2023 (Oct 23)	2015 (Sept 16)	2015 (Nov)	IPO 2014 (Nov)	IPO 2014 (June)
Return dividend	0%	0%	0%	0%	0%	0%	0%
Expected volatility	66%	64%	64%	47%	47%	50%	46%
Risk-free interest rate	3.06%	3.19%	3.50%	0.24%	1.17%	1.12%	1.70%
Expected life	4.22	5.59	5.59	4.30	5.50	5.50	5.50
Exercise price (in €)	7.59	5.09	4.87	6.45	8.81	8.81	8.81
Stock price (in €)	5.38	5.60	5.15	6.42	8.08	8.67	8.81
Fair value warrant (in €)	2.43	3.44	3.12	2.41	3.30	3.94	3.83

The above input for the Black-Scholes model have been determined based on the following:

- the dividend return is estimated by reference to the historical dividend payments of the Group. Currently, this is estimated to be zero as no dividends have been paid since inception;
- expected volatility is estimated based on the average annualized volatility of the Group's stock (until September 2016: of a number of quoted peers in the 3D printing industry and the volatility of the Group's stock);
- risk-free interest rate is based on the interest rate applicable for the 10Y Belgian government bond at the grant date;
- estimated life of the warrant is determined to be until the first exercise period which is typically the month after vesting; and

- fair value of the shares is determined based on the share price of the Group on Nasdaq at the date of valuation. For the grants prior to the initial public offering, the fair value of the shares was estimated based on a discounted cash flow model with three-year cash flow projections and a multiple of EBITDA determined based on a number of quoted peers in the 3D printing industry.

The expense arising from share-based payment transactions for the warrant plans mentioned above was K€266 in 2025 (2024: K€285; 2023:K€47).

The weighted average fair value for the warrants outstanding at the end of 2025 was €3.09 (2024: €3.12; 2023: €3.19). The weighted average exercise price for the warrants outstanding at the end of 2025 was €5.08 (2024: €4.94; 2023: €5.39).

Cash-settled share-based payment plans

The Group has issued 215,688 SARs in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash.

The status of this plan is as follows:

	2025	2024	2023
Outstanding at January 1	–	**11,328**	**11,328**
Granted	–	–	–
Forfeited/Cancelled	–	(11,328)	–
Exercised	–	–	–
Outstanding at December 31	–	–	**11,328**
Exercisable at December 31	–	–	**11,328**

All remaining SARs under this plan forfeited in 2024, hence no SARs were outstanding at the end of 2025.



The expense arising from share-based payment transactions for the SARs plan was K€0 in 2025 (2024: K€0 ;2023: K€9). The carrying value of the liability at December 31, 2025 amounts to K€0 (2024: K€0; 2023: K€0). The total intrinsic value of the liability for warrants currently exercisable at December 31, 2025 amounts to K€0 (2024: K€0; 2023: K€0).

Share-based payment plans of RapidFit+

The subsidiary RapidFit+ has issued a warrant plan on August 23, 2013 where a maximum of 300 warrants can be offered to management with an exercise price of €553.90. In January 2014, a total of 199 warrants were granted and accepted.

The changes for the year for the RapidFit+ warrant plan are as follows:

	2025	2024	2023
Outstanding at January 1	**–**	**–**	**33**
Granted	–	–	–
Forfeited/Cancelled	–	–	(33)
Exercised	–	–	–
Outstanding at December 31	**–**	**–**	**–**
Exercisable at December 31	**–**	**–**	**–**

No warrants were outstanding at the end of 2025.

The expense arising from share-based payment transactions for RapidFit+ warrant plan was K€0 in 2025 (2024: K€0; 2023: K€0).

15   Loans and borrowings

The loans and borrowings include the following:

in 000€	As of December 31,		
	2025	2024	2023
K€50,000 KBC credit facility	35,000	–	–
K€35,000 EIB bank loan	10,000	15,833	21,667
K€28,000 acquisition bank loan	–	–	10,000
K€17,700 secured bank loans	11,773	13,348	14,904
K€12,300 bank loans ACTech	–	1,230	3,546
K€5,000 other facility loan	–	1,094	1,496
Bank investment loans - other	711	2,023	4,778
Lease liabilities	5,628	7,726	7,943
Related party loan	–	30	64
Total loans and borrowings	**63,113**	**41,284**	**64,398**
Current	10,324	12,997	25,483
Non-Current	52,789	28,287	38,915

K€50,000 KBC credit facility

In October 2022, the Group entered into a credit facility agreement with KBC which allows for a € 50 million delayed draw. The credit facility provided for a first draw of € 20 million between October 2022 and April 2025, repayable in full in April 2030, with an interest rate of 3.56%. The Group drew the first tranche in April 2025. A second draw of € 15 million could be made between October 2022 and July 2025, repayable in full in June 2031, with an interest rate of 3.81%. The Group drew the second tranche in July 2025. A third and final draw of € 15 million can be made between October 2022 and July 2026, repayable in full in June 2032, with an interest rate of 3.87%.

Reservation cost for all three tranches amounts to 0.15% per year.



K€35,000 EIB bank loan

On December 20, 2017 the Group entered into a finance contract with the European Investment Bank, or EIB, to finance future research and development programs. As part of a first tranche, an amount of K€10,000 was drawn in the course of 2018. The agreement foresees a first two-year period without loan reimbursements. Loans under the contract are made at a fixed rate, based on the Euribor rate at the time of the borrowing, plus a variable margin. The interest rate for this loan is 2.40%. The contract contains customary security, covenants and undertakings. A second tranche of K€25,000 was drawn in the course of 2019 with an interest rate of 2.72%. Pledges have been given on moveable assets as well as over the shares.

On June 29, 2020, the European Investment Bank temporarily waived the compliance obligation of the covenants "Total gross Debt to Adjusted EBITDA" (until December 31, 2022), and "Adjusted EBITDA to Net financial charges" (until 31 December 2020) under the condition that the covenant "Total net debt to Adjusted EBITDA" will be met for the period. In addition, the European Investment Bank agreed not to recalculate the interest rate until January 3, 2022 for the first tranche and until January 17, 2022 for the second tranche. Finally, the European Investment Bank waived "the subsidiary financial indebtedness" covenant for the calculation period ending on June 30, 2020. For the periods thereafter this covenant has been eased. These covenants were waived in order to allow the Group to continue investing in its growth programs, even under stressed COVID-19 scenarios. At December 31, 2025, The Group was in compliance with all debt covenants.

K€28,000 Acquisition loan

This bank loan was concluded in October 2017 to finance the acquisition of ACTech. The loan included a portion of K€18,000 reimbursable monthly during five years, and a bullet portion of K€10,000, which was reimbursed at once in October 2024. The interest rate was fixed for the duration of the loan, and amounted to 1.1% on average for both portions. The bank loans were secured with a business pledge mandate, a share pledge on Materialise Germany GMBH, and debt covenants. The loan was fully repaid as of December 31, 2024.

K€17,700 secured bank loans

The K€17,700 loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032. The agreement for the Belgian facility financing amounts to K€11,700; and for this tranche, reimbursements have started in June 2023. The agreement for the Polish facility financing amounts to K€6,000, and reimbursements have started in June 2019. The average interest rate of both agreements amounts to 1.2%. The bank loan is secured with a mortgage mandate on the Belgian facility buildings.

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech Group were refinanced entirely for the amount of K€9,300, with adjusted maturity to May 2025 and first reimbursements in August 2020. The interest rate has been fixed at approximately 1.6%, and pledges have been granted including a K€4,650 mortgage on ACTech's facilities and a guarantee of Materialise NV. In addition, a new investment credit of K€3,000 was obtained in June 2018, repayable as from January 2019 and with a fixed interest rate of 1.5%. The loans were fully repaid as of December 31, 2025.



K€5,000 – Other facility loan

This facility loan was contracted in 2012 for the construction of Leuven office and production facilities.

The loan had a repayment schedule of 15 years and interest rate is fixed at 4.61%. The loan was fully repaid as of December 31, 2025.

Miscellaneous investment loans

The loans outstanding as of December 31, 2025 amount to a balance of K€711. They have been agreed in 2020 and in the years before to finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

Lease liabilities

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As of December 31, 2025 the balance of these lease agreements amounts to K€5,628, and are mostly at fixed interest rates with weighted average below 1%.

The total cash outflow from the lease liabilities amounts to K€3,067 in 2025, K€3,122 in 2024 and K€3,549 in 2023.

Related party loan

Lunebeke NV, a related party of the Group as discussed in Note 26, had granted the Group a loan of K€400 at fixed interest rate of 4.23% that matured in 2025. The purpose of the loan was to finance the purchase of a building in France. The amount outstanding as of December 31, 2025 is K€0 (2024: K€30; 2023: K€64). The interest expense for the year ended December 31, 2025 is K€1 (2024:K€2; 2023:K€3).

Changes of liabilities for financing activities:

The following table presents the changes of the liabilities for financing activities:

	For the year ended December 31		
in 000€	**2025**	2024	2023
At January 1,	**41,284**	**64,398**	**80,980**
Proceeds from loans & borrowings	35,000	–	–
Repayment of loans & borrowings	(11,054)	(23,267)	(16,723)
New leases	1,910	3,137	3,919
Repayment of leases	(3,067)	(3,122)	(3,549)
Reclassified as part of disposal group	(22)	–	–
Other	(797)	–	–
Net foreign exchange movements	(141)	138	(229)
At December 31,	**63,113**	**41,284**	**64,398**

16 Other non-current liabilities

The other non-current liabilities consist of the following:

	As of December 31,		
in 000€	**2025**	2024	2023
Provisions	400	863	1,430
Other	86	47	315
Total	**486**	**910**	**1,745**

Provisions mainly relate to retention bonuses and pension obligations for our employees.

In Belgium, the Group contributes to a Sector Plan for eligible employees and to a "Branch 21" pension plan for a limited group of management staff. Under both plans, the Group pays contributions expressed as a percentage of a reference salary. These plans are administered by third party insurance companies and are not material to the consolidated financial statements.



17　Tax payables

The tax payables amount to K€748 as per December 31, 2025 (2024: K€1,432; 2023: K€1,777).

18　Deferred income

Deferred income consists of the following:

	As of December 31,		
in 000€	2025	2024	2023
Deferred maintenance and license revenue	48,827	46,948	44,905
Deferred (project) fees	3,381	4,844	5,485
Deferred government grants	8,659	7,474	1,102
Total	**60,867**	**59,266**	**51,492**
current	43,523	45,998	40,791
non-current	17,344	13,268	10,701

The deferred maintenance and license revenue consists of maintenance and license fees paid up-front which are deferred and recognized in earnings over the maintenance period or the duration of the license, respectively. Deferred maintenance and license revenue grew to K€48,827 as of December 31, 2025 from K€46,948 as of December 31, 2024. The deferred (project) fees consist of one-time and advance payments received which are deferred in accordance with the revenue accounting policies. Deferred government grants increased to K€8,659 as of December 31, 2025 from K€7,474 as of December 31, 2024, primarily due to grants related to the new production facility at ACTech. The deferred government grants are recognized as income under "other operating income".

We refer to Note 22.1.2 for more detail on the contract liabilities.

19　Other current liabilities

Other current liabilities include the following:

	As of December 31,		
in 000€	2025	2024	2023
Payroll-related liabilities	13,744	14,188	12,786
Non-income tax payables	1,020	1,454	1,139
Accrued charges	705	956	927
Advances received	398	672	289
Other current liabilities	495	1,133	562
Total	**16,362**	**18,403**	**15,703**

The non-income tax payables mainly relate to VAT payables and payroll taxes.



20 Fair value

Financial assets

The carrying value and fair value of the financial assets as of December 31, 2025, 2024 and 2023 are as follows:

	Carrying value			Fair value		
in 000€	**2025**	2024	2023	**2025**	2024	2023
Financial assets						
Financial assets measured at amortized cost						
Trade receivables (current)	54,938	53,052	52,698	54,938	53,052	52,698
Other financial assets (non-current)	408	423	493	408	423	493
Other current non-trade receivables	5,883	7,055	643	5,883	7,055	643
Cash & cash equivalents	133,918	102,304	127,573	133,918	102,304	127,573
Total financial assets measured at amortized cost	**195,147**	**162,834**	**181,407**	**195,147**	**162,834**	**181,407**
Financial assets at fair value through profit or loss						
Derivatives	43	–	139			
Convertible loan	–	3,994	3,744			
Total financial assets measured at fair value through profit and loss	**43**	**3,994**	**3,883**			

The fair value of the financial assets has been determined on the basis of the following methods and assumptions:

- the carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;
- the fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);
- other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair value is not different from their carrying value on December 31, 2025, 2024 and 2023
- other non-current financial assets are being evaluated on the basis of their credit risk and interest rate which are considered as level 2 inputs. Their fair value is not considered different from their carrying value given the related interest rate is revised on a regular basis.
- The convertible loan granted to Fluidda used to be measured at fair value. As of December 31, 2025 the convertible loan granted to Fluidda is no longer outstanding following a full repayment, including capitalized interests of K€1,705, in November 2025. As a result, the carrying amount and fair value of the loan as of year-end are both nil (2024: K€3,994; 2023: K€3,744). The loan had a duration of seven years and carried a 10% annual interest rate (capitalized). The interest income was recognized in profit or loss over the duration of the loan. Because the convertible loan was repaid in full, no Level 3 fair value measurement was performed at December 31, 2025.



Financial liabilities:

The carrying value and fair value of the financial liabilities as of December 31, 2025, 2024 and 2023 can be presented as follows:

in 000€	Carrying value			Fair value		
	2025	2024	2023	**2025**	2024	2023
Financial liabilities measured at amortized cost						
Loans & Borrowings including lease liabilities	63,113	41,284	64,398	62,965	39,518	63,062
Trade payables	20,125	23,348	21,196	20,125	23,348	21,196
Other liabilities	232	128	335	232	128	335
Total financial liabilities measured at amortized cost	**83,470**	**64,760**	**85,929**	**83,322**	**62,994**	**84,593**
Financial liabilities measured at fair value						
Cash settled share based payments	–	–	–			
Derivatives	–	374	–			
Total financial liabilities measured at fair value	**–**	**374**	**–**			
Total non-current	52,789	28,286	38,915			
Total current	30,681	36,474	47,014			

The fair value of the financial liabilities has been determined on the basis of the following methods and assumptions:

- The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;
- Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and the fair value of loans and borrowings is subject to changes in interest rates and individual creditworthiness;
- The fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);
- The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs);
- The fair value of the cash-settled share based payments has been determined based on a Black-Scholes model using inputs that are level 1 (stock-price and risk-free interest rate) as well as level 2 (e.g. volatility). We refer to Note 14.



Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

- Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
- Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
- Level 3: techniques which use inputs that have a significant effect on the recorded fair value and that are not based on observable market data.

Fair value hierarchy 3 evolution

Convertible Loan Fluidda	Fair Value Evolution		
in 000€	**2025**	2024	2023
As of 1 January,	**3,994**	**3,744**	**3,494**
Remeasurement	–	–	–
Repayment	(4,205)	–	–
Capitalized interest	211	250	250
As of 31 December,	**–**	**3,994**	**3,744**

21   Segment information

For management purposes, the Group is organized into segments based on their products, services and industry and has the following three reportable segments:

- The Materialise Medical segment, which develops and delivers medical software solutions, medical devices and other related products and services;
- The Materialise Software segment, which develops and delivers additive manufacturing software solutions and related services;
- The Materialise Manufacturing segment, which delivers 3D printed products and related services.

The measurement principles used by the Group in preparing this segment reporting are also the basis for segment performance assessment and are in conformity with IFRS. The Chief Executive Officer of the Group acts as the chief operating decision maker. As a performance indicator, the chief operating decision maker controls the performance the Group's revenue, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Segment Adjusted EBIT and Segment Adjusted EBIT margin.



The following table summarizes the segment reporting for each of the reportable periods ending December 31. Corporate research and development, headquarters' functions, financing and income taxes are managed on a Group basis and are not allocated to operating segments. As management's controlling instrument is mainly revenue-based, the reporting information does not include assets and liabilities by segment and is as such not available per segment.

in 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments
For the year ended December 31, 2025				
Revenues	134,239	40,907	92,486	267,633
Segment Adjusted EBITDA	42,983	5,469	(4,236)	44,217
Segment Adjusted EBITDA %	32.0%	13.4%	-4.6%	16.5%
Segment Adjusted EBIT	36,635	2,487	(15,980)	23,143
Segment Adjusted EBIT %	27.3%	6.1%	-17.3%	8.6%
For the year ended December 31, 2024				
Revenues	116,358	43,899	106,508	266,765
Segment Adjusted EBITDA	35,562	5,562	1,660	42,784
Segment Adjusted EBITDA %	30.6%	12.7%	1.6%	16.0%
Segment Adjusted EBIT	29,202	2,141	(9,565)	21,778
Segment Adjusted EBIT %	25.1%	4.9%	-9.0%	8.2%
For the year ended December 31, 2023				
Revenues	101,376	44,442	110,310	256,127
Segment Adjusted EBITDA	26,544	7,450	7,537	41,530
Segment Adjusted EBITDA %	26.2%	16.8%	6.8%	16.2%
Segment Adjusted EBIT	20,807	3,992	(3,986)	20,813
Segment Adjusted EBIT %	20.5%	9.0%	-3.6%	8.1%

The segment Adjusted EBITDA and segment Adjusted EBIT are reconciled with the consolidated net profit (loss) for the year as follows:

	For the year ended December 31,		
in 000€	**2025**	2024	2023
Net profit (loss) for the year	**7,716**	**13,406**	**6,695**
Income taxes	(429)	733	78
Financial income	(3,968)	(7,677)	(5,019)
Financial expenses	5,616	2,969	3,865
Operating (loss)/profit	**8,936**	**9,432**	**5,619**
Impairments	–	–	4,228
Other operating income (expense)	(2,901)	(2,350)	(3,077)
Corporate headquarter costs	12,048	10,254	10,464
Corporate research and development	3,949	3,681	2,785
Depreciation and amortization	21,785	21,742	21,511
Segment acquisition-related expenses[1]	–	24	–
Segment restructuring and reorganizations[2]	400	–	–
Segment Adjusted EBITDA	**44,217**	**42,783**	**41,530**
Segment depreciation and amortization[3]	(21,074)	(21,006)	(20,717)
Segment Adjusted EBIT	**23,143**	**21,778**	**20,813**

[1]   Segment acquisition-related expenses incurred in connection with the acquisition of FEops. See "Reconciliation of NET Profit to Adjusted EBITDA (unaudited) on a Consolidated Basis" above.

[2]   Costs related to restructuring activities and organizational changes within the reported business segments, including personnel-related and other associated expenses. For 2025 these costs relate to personnel-related restructuring costs within our Materialse Manufacturing and Materialse Software segments.

[3]   Segment depreciation and amortization excludes depreciation and amortization that is not allocated to operating segments.

The Group has one individual customer that represents sales larger than 10% of the total revenue in 2025 (2024: one;2023: one). The total amount of revenues from this customer for the year 2025 was K€60,735 (2024: K€50,500; 2023: K€39,868), and these revenues are reported within the Medical segment.



21.1 Entity-wide disclosures.

The revenue by geographical area is as follows:

in 000€	2025	2024	2023
	As of December 31,		
United States of America	110,886	108,584	90,350
Americas other than USA	6,245	6,516	7,049
Belgium	6,157	6,564	8,265
Germany	30,885	34,963	33,172
France	17,195	17,355	19,053
Switzerland	20,454	19,710	20,780
United Kingdom	14,981	15,634	15,153
Italy	8,153	8,387	11,412
Netherlands	7,459	7,924	7,977
Other Europe	25,886	23,051	22,928
Asia Pacific	19,332	18,077	19,988
Total	**267,633**	**266,765**	**256,127**

The total revenue realized in the country of domicile (Belgium) in 2025 amounts to K€6,157 (2024: K€6,564; 2023: K€8,265).

The total non-current assets, other than financial instruments, post-employment benefits, and deferred tax assets, by geographical area are as follows:

in 000€	2025	2024	2023
	As of December 31,		
United States of America (USA)	11,821	13,416	12,329
Americas other than USA	2,774	2,687	3,023
Belgium	76,171	82,414	85,150
Germany	81,181	78,228	61,520
Poland	12,368	12,064	12,000
Rest of Europe	7,166	7,829	8,024
Asia-Pacific	1,389	1,668	1,578
Total	**192,870**	**198,306**	**183,625**

The totals of the above table include goodwill, intangible assets, property, plant & equipment, right-of-use assets and other non current assets as disclosed in the consolidated statements of financial position.



22   Income and expenses

22.1 Revenue

22.1.1 Disaggregated revenue information

in 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated	Consolidated
	For the year ended December 31, 2025					
Geographical markets						
United States of America (USA)	77,990	14,929	17,967	110,886	–	110,886
Americas other than USA	5,451	571	223	6,245	–	6,245
Europe (without Belgium) & Africa	41,412	16,372	67,229	125,013	–	125,013
Belgium	1,727	164	4,265	6,156	–	6,156
Asia Pacific	7,658	8,871	2,803	19,332	–	19,332
Total revenue from contracts with customers	**134,239**	**40,907**	**92,486**	**267,633**	**–**	**267,633**
Type of goods or service						
Software revenue (non-medical)	–	40,907	–	40,907	–	40,907
Software revenue (medical)	37,299	–	–	37,299	–	37,299
Medical devices and services	96,941	–	–	96,941	–	96,941
Manufacturing	–	–	92,486	92,486	–	92,486
Total revenue from contracts with customers	**134,239**	**40,907**	**92,486**	**267,633**	**–**	**267,633**
Timing of revenue recognition						
Goods/Services transferred at a point in time	101,354	7,358	87,460	196,172	–	196,172
Goods/Services transferred over time	32,885	33,549	5,026	71,460	–	71,460
Total revenue from contracts with customers	**134,239**	**40,907**	**92,486**	**267,633**	**–**	**267,633**



	For the year ended December 31, 2024					
in 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets						
United States of America (USA)	65,288	16,286	27,010	108,584	–	108,584
Americas other than USA	5,678	601	237	6,516	–	6,516
Europe (without Belgium) & Africa	37,591	16,884	72,549	127,024	–	127,024
Belgium	1,448	153	4,963	6,564	–	6,564
Asia Pacific	6,353	9,975	1,749	18,077	–	18,077
Total revenue from contracts with customers	**116,358**	**43,899**	**106,508**	**266,765**	**–**	**266,765**
Type of goods or service						
Software revenue (non-medical)	–	43,899	–	43,899	–	43,899
Software revenue (medical)	33,756	–	–	33,756	–	33,756
Medical devices and services	82,602	–	–	82,602	–	82,602
Manufacturing	–	–	106,508	106,508	–	106,508
Total revenue from contracts with customers	**116,358**	**43,899**	**106,508**	**266,765**	**–**	**266,765**
Timing of revenue recognition						
Goods/Services transferred at a point in time	86,436	11,599	101,876	199,911	–	199,911
Goods/Services transferred over time	29,922	32,300	4,632	66,854	–	66,854
Total revenue from contracts with customers	**116,358**	**43,899**	**106,508**	**266,765**	**–**	**266,765**





| | For the year ended December 31, 2023 | | | | | |
in 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets						
United States of America (USA)	53,748	15,451	21,151	90,350	–	90,350
Americas other than USA	5,673	488	888	7,049	–	7,049
Europe (without Belgium) & Africa	34,082	17,708	78,686	130,476	–	130,476
Belgium	1,155	130	6,980	8,265	–	8,265
Asia Pacific	6,718	10,665	2,605	19,988	–	19,988
Total revenue from contracts with customers	**101,376**	**44,442**	**110,310**	**256,127**	**–**	**256,127**
Type of goods or service						
Software revenue (non-medical)	–	44,442	–	44,442	–	44,442
Software revenue (medical)	31,700	–	–	31,700	–	31,700
Medical devices and services	69,676	–	–	69,676	–	69,676
Manufacturing	–	–	110,310	110,310	–	110,310
Total revenue from contracts with customers	**101,376**	**44,442**	**110,310**	**256,127**	**–**	**256,127**
Timing of revenue recognition						
Goods/Services transferred at a point in time	73,750	14,844	105,205	193,799	–	193,799
Goods/Services transferred over time	27,626	29,598	5,105	62,329	–	62,329
Total revenue from contracts with customers	**101,376**	**44,442**	**110,310**	**256,127**	**–**	**256,127**

The revenue per type of good or service including the previous years is as follows:

	For the year ended December 31		
in 000€	**2025**	2024	2023
Software revenue (non-medical)	40,907	43,899	44,442
Software revenue (medical)	37,299	33,756	31,700
Medical devices and services	96,941	82,602	69,676
Manufacturing	92,486	106,508	110,310
Total	**267,633**	**266,765**	**256,127**

22.1.2 Contract balances

The following table provides information about receivables, contracts in progress (contract assets) and deferred income (contract liabilities) from contracts with customers.

	As of December 31,		
in 000€	**2025**	2024	2023
Trade receivables, included in 'trade and other receivables'	55,906	53,718	53,505
Contract assets/contracts in progress	–	590	637
Contract liabilities/deferred income/advances received on contracts	52,208	51,792	50,390

We refer to Note 18 for a detail of the deferred income. Note 18 includes a split of the deferred income in current and non-current. Non-current deferred income, representing mainly maintenance contracts with terms more than one year and certain contracts with up-front fees which are allocated to performance obligations that will be satisfied over more than one year, may be recognized as revenue between one to three years. Total revenue recognized during 2025 that was included in the contract liability at the beginning of the year amounts to K€45,998.

The relation between the timing of satisfaction of the performance obligations and the timing of billing resulting in contract assets and liabilities is as follows:

- Maintenance services: maintenance services are typically billed at the beginning of the maintenance period resulting in deferred income that is recognized on a straightline basis over the maintenance period.
- Software licenses: certain software licenses may have been billed prior to the delivery of the software key or time-based software licenses may have been billed up-front resulting in a deferred income balance.
- Certain agreements in the medical segment include up-front fees such as step-in fees or milestone payments which are billed at inception of the contract but which are allocated to performance obligations which are satisfied at a later time in the contract term or which have not been recognized considering the revenue constraint (i.e. may have to be credited when customer achieves certain volume targets). In addition, certain contracts include prepaid fees for volume "Plan Only" purchases for which the purchased services are only delivered during a one year period. Those fees result in deferred income which are recognized as revenue when services/products are delivered and revenue is not constrainted.
- Certain development services are satisfied while the services can only billed at certain pre-defined points in time or when the services are fully satisfied resulting in contracts in progress/contract assets.

22.2 Cost of sales

Cost of sales includes the following selected information:

	For the year ended December 31		
in 000€	**2025**	2024	2023
Purchase of goods and services	(49,207)	(52,576)	(53,747)
Amortization and depreciation	(11,890)	(11,607)	(11,298)
Payroll expenses	(53,719)	(51,705)	(46,678)
Work in Progress	133	(52)	727
Total	**(114,684)**	**(115,940)**	**(110,996)**



22.3 Research and development expenses

Research and development expenses include the following selected information:

in 000€	For the year ended December 31		
	2025	2024	2023
Purchase of goods and services	(6,392)	(6,026)	(4,759)
Amortization and depreciation	(1,414)	(1,696)	(1,459)
Payroll expenses	(38,283)	(36,678)	(31,900)
Other	–	–	20
Total	**(46,089)**	**(44,400)**	**(38,098)**

22.4 Sales and marketing expenses

Sales and marketing expenses include the following selected information:

in 000€	For the year ended December 31		
	2025	2024	2023
Purchase of goods and services	(10,810)	(10,949)	(10,437)
Amortization and depreciation	(2,162)	(2,319)	(2,285)
Payroll expenses	(48,620)	(48,328)	(45,100)
Other	–	(24)	–
Total	**(61,591)**	**(61,620)**	**(57,822)**

22.5 General and administrative expenses

General and administrative expenses include the following selected information:

in 000€	For the year ended December 31		
	2025	2024	2023
Purchase of goods and services	(8,781)	(7,154)	(7,211)
Amortization and depreciation	(3,236)	(2,747)	(2,361)
Payroll expenses	(28,123)	(29,696)	(27,496)
Other	17	–	–
Total	**(40,122)**	**(39,597)**	**(37,068)**

22.6 Net other operating income/(expense)

The net other operating income can be detailed as follows:

in 000€	For the year ended December 31		
	2025	2024	2023
Government grants	5,282	4,913	4,853
Amortization intangibles purchase price allocation[1]	(3,078)	(3,326)	(4,012)
Allowance for doubtful debtors	(418)	(95)	(448)
Tax credits	913	1,246	1,360
Arbitration settlement	–	–	(5,189)
Impairment of intangible assets (Note 6) and PP&E (Note 7)	–	–	(3,054)
Impairment of goodwill (Note 5)	–	–	(1,175)
Other	1,090	1,485	1,141
Total	**3,789**	**4,223**	**(6,524)**

[1] The Amortization intangibles purchase price allocation relates to the amortization of intangibles assets recognized in purchase price allocations from the acquisitions of Materialise Motion, Engimplan, ACTech, E-Prototypy, OrthoView, Cenat, Link3D, Identify3D and FEops NV. As of December 31, 2025, the remaining amortization period for the acquired customer relationships is 2.1 years for Materialise Motion and 11.0 years for ACTech. The customer relationships acquired in Engimplan, E-Prototypy, OrthoView and Cenat are fully amortized. As of December 31, 2025, the remaining amortization period for the acquired technology and contracts is 1.8 years for Materialise Motion and 5.6 years for FEops NV. The amortization of these assets does not directly relate to specific functional areas such as cost of sales or research and development.

The Company has received government grants from the Belgian federal and regional governments and from the European Community in the forms of grants linked to certain of its research and development programs and reduced payroll taxes. The income from capital government grants recorded in other operating income related to our German production facility amounted to K€319 for the year ended December 31, 2025 (2024: K€0; 2023: K€0).

In May 2023, the Belgian Center for Arbitration and Mediation issued a decision in the arbitration proceedings filed by ZimmerBiomet against Materialise, pursuant to which we were ordered to pay an amount of € 5.2 million, including interests, to ZimmerBiomet.



22.7 Payroll expenses

The following table shows the breakdown of payroll expenses for 2025, 2024 and 2023:

	For the year ended December 31		
in 000€	**2025**	2024	2023
Short-term employee benefits	(131,533)	(127,328)	(117,443)
Social security expenses	(24,288)	(22,370)	(19,430)
Expenses defined contribution plans	(1,371)	(1,743)	(1,586)
Other employee expenses	(11,558)	(14,965)	(12,715)
Total	**(168,750)**	**(166,406)**	**(151,174)**
Total registered employees at the end of the period	**2,556**	**2,514**	**2,437**

22.8 Financial expenses

Financial expenses includes the following selected information:

	For the year ended December 31		
in 000€	**2025**	2024	2023
Interest expense	(1,712)	(1,299)	(1,751)
Foreign exchange losses	(3,539)	(1,310)	(1,770)
Other financial expenses	(365)	(360)	(344)
Total	**(5,616)**	**(2,969)**	**(3,865)**

22.9 Financial income

Financial income includes the following selected information:

	For the year ended December 31		
in 000€	**2025**	2024	2023
Interest income	2,838	4,252	4,450
Foreign exchange gains	1,109	3,416	563
Other finance income	20	9	6
Total	**3,967**	**7,677**	**5,019**

Interest income is primarily related to interest received on short-term deposits of surplus cash. Interest income decreased to K€2,838 mainly as a result of lower market interest rates in the year ended in December 31, 2025 compared to K€4,252 in the year ended December 31, 2024.

22.10 Income taxes and deferred taxes

Current income tax

The following table shows the breakdown of the tax expense for 2025, 2024 and 2023:

	As of December 31,		
in 000€	**2025**	2024	2023
Current income tax	(934)	(1,861)	(2,355)
Deferred income taxes	1,363	1,128	2,277
Total income taxes for the period	**429**	**(733)**	**(78)**

The current tax expense is equal to the amount of income tax owed to the tax authorities for the year, under the applicable tax laws and rates in effect in the various countries.



Deferred tax

Deferred tax is presented in the statement of financial position under non-current assets and non-current liabilities, as applicable. The following table shows the breakdown of the deferred tax assets, deferred tax liabilities and the deferred tax expense for 2025, 2024 and 2023:

in 000€	Asset/(liability)			Income/(expense)		
	2025	2024	2023	**2025**	2024	2023
Tax losses, patent and innovation income deduction, and other tax credits	3,225	3,263	3,199	–	–	–
Amortization development assets and other intangible assets	2,016	1,357	400	–	–	–
Depreciation property, plant & equipment	384	338	224	–	–	–
Leases	129	48	53	–	–	–
Non deductible expenses	163	–	–	–	–	–
Other items	198	314	343	–	–	–
Total deferred tax assets	**6,115**	**5,320**	**4,220**	**1,282**	**1,877**	**3,623**
Property, plant & equipment	(980)	(541)	(569)	–	–	–
Intangible assets	(3,637)	(3,847)	(3,664)	–	–	–
Deferred income	–	(425)	(743)	–	–	–
Investment grants	(11)	(159)	(172)	–	–	–
Prepaid expenses	(102)	–	–	–	–	–
Other items	(74)	(27)	–	–	–	–
Total deferred tax liabilities	**(4,804)**	**(5,000)**	**(5,148)**	**81**	**(749)**	**(1,345)**
Netting	2,144	1,798	1,422	–	–	–
Total deferred tax assets, net	**3,971**	**3,523**	**2,797**	**–**	**–**	**–**
Total deferred tax liabilities, net	**(2,660)**	**(3,202)**	**(3,725)**	**–**	**–**	**–**
Total deferred tax income (expense)	**–**	**–**	**–**	**1,363**	**1,128**	**2,277**

The Group has unused tax losses carried forward and Innovation Income Deduction of K€144,465 for 2025 (2024: K€119,042; 2023: K€91,753) of which K€70,402 for 2025 (2024: K€55,669; 2023: K€46,533) relating to Materialise NV.

Under the Belgian Innovation Income Deduction system, companies can deduct up to 85% of their net innovation income from the taxable basis.



With respect to the tax losses carried forward and Innovation Income Deductions of Materialise NV, we recognized a deferred tax asset of € 1.3 million at December 31, 2025 for Materialise NV (2024: € 0.0 million , 2023: € 0.1 million). We recognized a deferred tax asset of € 0.5 million for Materialise USA (2024: € 1.2 million, 2023: € 1.0 million) and a deferred tax asset of € 1.0 million for ACTech (2024: € 0.0 million; 2023: € 0.0 million).

The deferred tax liability of K€4,804 as at December 31, 2025 mainly relates to the intangibles that have been recognized in connection with business combinations (mainly ACTech).

Relationship between Tax Expense and Accounting Profit

in 000€	For the year ended December 31		
	2025	2024	2023
Profit (loss) before taxes	7,287	14,139	6,772
Income tax at statutory rate of 25%	(1,822)	(3,535)	(1,693)
Effect of different local tax rate	159	(294)	(416)
Tax adjustments to the previous period	313	125	(63)
Non-deductible expenses	(330)	(301)	(324)
Research and development tax credits	220	517	203
Innovation income deduction	2,984	3,325	2,560
Non recognition of deferred tax asset	(2,969)	(1,292)	(1,815)
Recognition of previously unrecognized tax losses	1,407	221	1,186
Non-taxable income	877	574	450
Use of previous years' tax losses and tax credits (or deductible temporary differences) for which no deferred tax assets were recognized	–	462	–
Taxes on other basis	(409)	(348)	(232)
Other	(1)	(187)	66
Income tax benefit (expense) as reported in the consolidated income statement	**429**	**(733)**	**(78)**

23   Earnings per share

Basic earnings per share amounts are calculated by dividing the net profit (loss) for the year attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit (loss) attributable to ordinary equity holder of the parent company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all warrants and the weighted average number of ordinary shares that would be issued on conversion of the convertible debt. If there is a net loss after taxes, the number of diluted shares is equal to the basic shares.

The net profit (loss) for the year used for the basic and diluted earnings per share are reconciled as follows:

in 000€	For the year ended December 31		
	2025	2024	2023
Net profit (loss) attributable to ordinary equity holders of the parent for basic earnings	7,718	13,436	6,722
Net profit (loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	7,718	13,436	6,722

The warrants were dilutive at December 31, 2025, December 31, 2024, and December 31, 2023.



The following reflects the share data used in the basic and diluted earnings per share computations:

	For the year ended December 31		
in 000	2025	2024	2023
Weighted average number of ordinary shares for basic earnings per share	**59,067**	**59,067**	**59,067**
Effect of dilution:			
Warrants	5	37	18
Weighted average number of ordinary shares adjusted for effect of dilution	**59,072**	**59,105**	**59,085**

The earnings per share are as follows:

	For the year ended December 31		
	2025	2024	2023
Earnings per share attributable to the owners of the parent			
Basic	0.13	0.23	0.11
Diluted	0.13	0.23	0.11

24   Commitments and contingent liabilities
Mortgages and pledges
The Group has several loans secured by a mortgage on the building. The carrying value of related property, plant & equipment (including buildings under construction) is K€12,074 (2024: K€18,558; 2023: K€22,165). The total outstanding mortgages and pledges are K€94,701 in 2025 (2024: K€100,676; 2023: K€100,755).

Included in the above, the Group also has pledges on the business goodwill ("fonds de commerce") of the Company for a total amount of K€69,300 in 2025 (2024: K€69,300; 2023: K€69,300) and pledges on other fixed assets for a total amount of K€0 (2024: K€140; 2023: K€219).

Other commitments
At December 31, 2025, the Group has outstanding non-cancellable contracts with a future commitment of K€19,008 (2024: K€24,237; 2023: K€22,267) mainly related to purchase commitment for raw materials, energy and gas; and of K€467 (2024: K€5,307; 2023: K€9,330) related to property, plant & equipment.

Legal Proceedings
The Group is currently not a party to any legal or arbitration proceedings, which, in the opinion of the management, is likely to have or could reasonably possibly have a material adverse effect on the business, financial position or results of operations.

25   Risks
Foreign exchange risk
The Group transacts business globally and is subject to risks associated with fluctuating foreign exchange rates. In the years ended December 31, 2025, 2024 and 2023, 32%, 36% and 34% of our revenue, respectively, were derived from sales in a currency different from the euro. Receivables denominated in a foreign currency are initially recorded at the exchange rate at the transaction date and subsequently re-measured in euro based on period-end exchange rates. Transaction gains and losses that arise from exchange rate fluctuations are charged to income.

The Group has primarily exposure to the USD, GBP, BRL, PLN and JPY as foreign currency. The exposure on MYR and CZK is limited. There is only a limited portion of turnover in local currency.

If the U.S. dollar (rate for €1) would have appreciated by 10%, the net result would have been € 0.5 million higher, excluding the effect of the cash and term accounts held in U.S. dollars. If the U.S. dollar (rate for €1) would have depreciated by 10%, the net result would have been € 0.4 million lower, excluding the effect of the cash and term accounts held in U.S. dollars.



To limit the exposure to foreign currency rate fluctuations on the U.S. dollar and the PLN, the Group has entered into currency rate swaps. As of December 31, 2025 the Group had hedge agreements in place for $ 8.1 million and PLN 2.0 million, all maturing before year-end 2026. We refer to note 20 for the related fair value of these derivatives.

Inflation risk

We transact business globally and are subject to risks associated with fluctuating inflation. The risk exists that, if inflation increases our costs of remuneration, materials, services, energy, and capital expenditures, we may not be able to offset such costs fully by increasing our selling prices. As such, in a high inflationary environment, our results of operations and financial condition may be adversely affected.

Liquidity risk

The liquidity risk is that the Group may not have sufficient cash to meet its payment obligations. This risk is countered by day-by-day liquidity management at the corporate level. The Group has historically entered into financing and lease agreements with financial institutions to finance significant projects and certain working capital requirements. At December 31, 2025, we held cash and cash equivalents of € 133.9 million, while € 10.3 million of our € 63.1 million gross debt was short term. At December 31, 2025, we had an undrawn credit line of € 15 million as more fully described in Note 15 to the consolidated financial statements.

The range of contracted obligations are as follows (incl. interest) :

in 000€	Less than 1 year	2 to 3 years	4–5 years	More than 5 years	Total
At December 31, 2025					
Loans & borrowings	9,393	10,603	25,657	18,944	64,597
Lease liabilities	2,821	2,825	419	24	6,089
Trade payables	20,125	–	–	–	20,125
Other liabilities	232	–	–	–	232
Total	**32,571**	**13,428**	**26,076**	**18,968**	**91,043**
At December 31, 2024					
Loans & borrowings	10,953	14,966	3,637	5,384	34,940
Lease liabilities	2,931	3,657	1,601	236	8,425
Trade payables	23,348	–	–	–	23,348
Othe liabilities	503	–	–	–	503
Total	**37,735**	**18,623**	**5,238**	**5,620**	**67,216**
At December 31, 2023					
Loans & borrowings	23,858	19,668	8,257	7,084	58,867
Lease liabilities	2,895	3,010	1,951	876	8,732
Trade payables	21,196	–	–	–	21,196
Other current liabilities	650	315	–	–	965
Total	**48,599**	**22,993**	**10,208**	**7,960**	**89,760**



Interest rate risk

Although the Group mainly has loans outstanding with a fixed interest rate, some of the loans have been contracted with variable interest rates. The most significant loans with variable interest rates have been secured by means of a variable to fixed interest rate swap. We therefore believe that the Group is not subject to immediate changes in interest rates.

Credit risk

Credit risk is the risk that third parties may not meet their contractual obligations resulting in a loss for the Group. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, which are mainly deposits with financial institutions. The Group limits this exposure by contracting with credit-worthy business partners or with financial institutions which meet high credit rating requirements. In addition, the portfolio of receivables is monitored on a continuous basis.

Trade receivables and contracts in progress

Customer credit risk is managed by each business unit subject to the Group's established policy, procedures and controls relating to customer credit risk management.

An impairment analysis is performed at each reporting date per company and using a provision matrix per company to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by legal entity).

The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets at amortized cost or fair value through OCI as disclosed in Note 20. The Group does not hold collateral as security.

The Group evaluates the concentration of risk with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Set out below is the information about the credit risk exposure on the Group's trade receivables using a provision matrix:

in 000€	Total	Non-due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 181 days
December 31, 2025	54,398	24,317	13,086	9,494	4,922	2,367	752
December 31, 2024	53,052	41,934	6,683	1,294	825	2,058	258
December 31, 2023	52,698	41,895	7,053	1,213	983	935	619



Capital management

The primary objective of the Group's shareholders' capital management strategy is to ensure it maintains healthy capital ratios to support its business and maximize shareholder value. Capital is defined as the Group shareholder's equity.

The Group consistently reviews its capital structure and makes adjustments in light of changing economic conditions. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2025, 2024 and 2023.

On November 20, 2025 the Group successfully completed an additional listing of its ordinary shares on Euronext Brussels to complement the existing Nasdaq listing of its American depositary shares (ADSs) representing ordinary shares. A listing on Euronext Brussels may give the company access to additional capital in the future if needed, and is intended to create additional liquidity options for shareholders of the Company. In addition, a listing on Euronext Brussels provides the Group with enhanced operational flexibility, including the option to initiate ADS and/or share buyback programs. No shares were offered and no capital was raised in connection with the Euronext Brussels listing.

On November 14, 2025 the Company's general shareholder's meeting adopted a resolution authorizing the Board of Directors to effectively initiate an ADS and/or share buy back program for a total amount of up to € 30.0 million conditional upon completion of the abovementioned Euronext listing. Repurchases were expected to be initiated by no later than January 2026 and executed within 12 months following initiation. The Company's current intention is to hold any ADSs acquired (or underlying shares) in treasury. The Company may in the future use these as a consideration for mergers and acquisitions, and/or otherwise dispose of those ADSs or shares, including for potential share delivery commitments under future equity incentive plans. By December 31, 2025 a mandate had been signed with an independent US financial intermediary to execute ADS repurchases on Nasdaq for a total amount of up to the USD equivalent of € 30.0 million. As of December 31, 2025, no transactions were executed yet.

26   Related party transactions

The compensation of key management personnel of the Group is as follows:

in 000€	For the year ended December 31		
	2025	2024	2023
Short-term employee benefits	3,184	2,531	2,554
Post-employment benefits	25	65	73
Total	**3,209**	**2,596**	**2,627**
Warrants granted	25,000	–	350,000
Warrants forfeited	(25,000)	–	–
Warrants outstanding	350,000	350,000	350,000

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel (senior management and executive committee members). In the year ending December 31, 2023, a total of 350,000 warrants were granted to key management personnel, of which 25,000 were forfeited during 2025. An additional 25,000 warrants were granted in 2025 bringing the total outstanding balance back to 350,000 at December 31, 2025.

Compensation expense recognized in the year ending December 31, 2025 related to share-based payment arrangements amounted to K€266 (2024: K€285; 2023: K€47).



The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year:

in 000€	Sale of goods to	Purchases from	Depreciation	Interest expense	Right-of-Use Assets	Receivables	Lease liabilities	Other liabilities
Non-executive directors of the Group								
2025	–	232	–	–	–	–	–	76
2024	–	145	–	–	–	–	–	–
2023	–	172	–	–	–	–	–	64
Shareholders of the Group								
2025	–	326	–	1	–	–	–	100
2024	–	119	–	2	–	–	–	67
2023	–	97	–	3	–	–	–	64
Joint ventures								
2025	–	–	–	–	–	–	–	–
2024	–	–	–	–	–	–	–	–
2023	–	–	–	–	–	–	–	–
Non-controlling interests								
2025	–	–	–	–	–	–	–	–
2024	–	–	–	–	–	–	–	–
2023	–	–	–	–	–	–	–	–

Related party – Lunebeke NV/Ailanthus NV

Lunebeke NV is owned by a shareholder and director of the Group and was established on December 29, 2020 following a partial demerger of Ailanthus NV (a former related party of the Group that merged with Materialise NV subsequent to a partial demerger). The activities taken over by Lunebeke NV through the partial demerger of Ailanthus NV were taken over from Ailanthus NV with retro-active effect as of October 1, 2021. The Group rents apartments on a regular basis from Lunebeke NV in order to host our employees from foreign subsidiaries who are visiting our headquarters in Leuven. The total amount paid to Lunebeke NV for rent in 2025 was K€314 (2024:K€119; 2023:K€97).



27 Events subsequent to the statement of financial position date

No events subsequent to the date of the statement of financial position have occurred that would require adjustment to, or disclosure in, the consolidated financial statements.

Subsequent to the reporting period ending on December 31, 2025 the following non-adjusting events occurred:

As of January 26, 2026 the Company initiated in actual ADS repurchases on Nasdaq through an independent US financial intermediary in line with the parameters agreed by the Company's general shareholders meeting on November 14, 2025. Up to April 10, 2026 the Company had acquired 545,529 ADS for a total amount of 2,455,767 EUR (2,893,063 USD) under the programs which corresponds to 0.9% of the total oustanding shares. The ADS repurchases were executed in the open market and no ADS's were repurchased through cross trades or block trades. All acquired ADS's (or underlying shares) are held in treasury. As the execution of this ADS repurchase program was initiated as of January 2026 and does not relate to conditions that existed as of December 31, 2025, no adjustment has been made to the consolidated financial statements for the year 2025.

On March 30, 2026, the Group reached an agreement for the sale of business assets relating to its Rapidfit business to the current management team. The transaction resulted in the disposal of certain assets and liabilities that had been classified as assets held for sale at December 31, 2025. The sale was executed at a consideration equal to the carrying value of the disposed assets and liabilities, and accordingly, no material gain or loss was recognized on disposal. The disposed business did not represent a discontinued operation and was not material to the Company's consolidated financial position, results of operations, or cash flows. As the completion of the transaction occurred after the reporting period and confirmed the carrying value of the assets held for sale at December 31, 2025, no adjustment has been made to the consolidated financial statements for the year 2025.

On a continuous basis the Group assesses strategic options relating to its portfolio of activities as part of its ongoing business and capital allocation review processes. These assessments may, subject to further analysis and market conditions, result in changes to the scope or perimeter of its portfolio of activities. As of the date of this report, no definitive decisions have been taken, nor have any binding agreements been entered into, with respect to any such potential transactions.



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

28 Overview of consolidated entities

The following table includes the overview of the entities as of December 31, 2025.

Name	Country of incorporation	% equity interest[1]		
		2025	2024	2023
Materialise NV	Belgium	100%	100%	100%
FEops NV	Belgium	100%	100%	0%
Materialise Netherlands BV	Netherlands	100%	0%	0%
Materialise SAS	France	100%	100%	100%
Materialise GmbH	Germany	100%	100%	100%
Materialise Japan K.K.	Japan	100%	100%	100%
Materialise s.r.o.	Czech Republic	100%	100%	100%
Materialise USA, LLC	United States	99%	99%	99%
OBL SAS	France	100%	100%	100%
Materialise Austria GmbH	Austria	100%	100%	100%
Materialise SDN. BHD	Malaysia	100%	100%	100%
Materialise Ukraine LLC	Ukraine	100%	100%	100%
RapidFit NV	Belgium	100%	100%	100%
Meridian Technique Limited	United Kingdom	100%	100%	100%
OrthoView Holdings Limited	United Kingdom	0%	100%	100%
Materialise SA	Poland	100%	100%	100%
Materialise Colombia SAS	Colombia	100%	100%	100%
Materialise Motion NV	Belgium	100%	100%	100%

Name	Country of incorporation	% equity interest[1]		
		2025	2024	2023
Materialise Shanghai Co. Ltd	China	100%	100%	100%
Engimplan Engenharia de Implante Industria E Comércio Ltda	Brazil	100%	100%	100%
Engimplan Holding Ltda	Brazil	100%	100%	100%
Materialise Limited	South-Korea	100%	100%	100%
Materialise Australia PTY Ltd	Australia	100%	100%	100%
Materialise S.R.L.	Italy	100%	100%	100%
ACTech GmbH	Germany	100%	100%	100%
ACTech Holding GmbH	Germany	100%	100%	100%
ACTech North America, Inc.	United States	100%	100%	100%
Tianjin Zhenyuan Materialise Medical Technology Ltd	China	51%	51%	51%

[1] The overview provides the equity interest held as of 31 December of each respective year.

The entities Materialise GmbH, Bremen, Germany, ACTech Holding GmbH, Freiberg/Saxony, Germany and ACTech GmbH, Freiberg/Saxony, Germany, have taken advantage of the exemption regulations of § 264 (3) HGB (German Commercial Code) for the financial year ending December 31, 2023, 2024 and 2025.

29 Non-IFRS Measures

Segment Adjusted EBIT, Segment Adjusted EBITDA, Segment Adjusted EBIT Margin, and Segment Adjusted EBITDA Margin are used in the Note 21 Segments as one of the basis of the Segments performance measurement. We calculate EBITDA as net profit plus income taxes, financial expenses (less financial income), depreciation and amortization, and share in loss of joint venture. Adjusted EBITDA is determined by adding back share-based compensation expenses, acquisition-related expenses of business combinations, impairments and fair value remeasurements due to business combinations to EBITDA.

6.3 STATUTORY AUDITOR'S REPORT TO THE GENERAL MEETING OF MATERIALISE NV ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2025

Free translation of unqualified statutory auditor's report originally prepared in Dutch.

This document constitutes an unofficial English translation of the original Dutch document. The Dutch document shall govern in all respects, including interpretation matters

In the context of the statutory audit of the consolidated financial statements of Materialise NV ("the Company") and its subsidiaries (jointly "the Group"), we provide you with our statutory auditor's report. This includes our report on the consolidated financial statements and the other legal and regulatory requirements. Our report is one and indivisible.

We were appointed as statutory auditor by the general meeting of 6 June 2023, in accordance with the proposal of the board of directors issued on the recommendation of the audit committee. Our mandate will expire on the date of the general meeting deliberating on the annual accounts for the year ended 31 December 2025. We have performed the statutory audit of the consolidated financial statements of the Group for 6 consecutive financial years.

Report on the consolidated financial statements

Unqualified opinion

We have audited the consolidated financial statements of the Group as of and for the year ended 31 December 2025, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated financial statements comprise the consolidated statements of financial position as at 31 December 2025, the consolidated income statements and the consolidated statements of comprehensive income, the consolidated statements

of changes in equity and the consolidated cash flow statements for the year then ended and notes, comprising material accounting policies and other explanatory information. The total of the consolidated statement of financial position amounts to EUR ('000) 420.646 and the consolidated income statements show a profit for the year of EUR ('000) 7.716.

In our opinion, the consolidated financial statements give a true and fair view of the Group's equity and financial position as at 31 December 2025 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

Basis for our unqualified opinion

We conducted our audit in accordance with International Standards on Auditing ("ISAs") as adopted in Belgium. In addition, we have applied the ISAs as issued by the IAASB and applicable for the current accounting year while these have not been adopted in Belgium yet. Our responsibilities under those standards are further described in the "Statutory auditors' responsibility for the audit of the consolidated financial statements" section of our report. We have complied with the ethical requirements that are relevant to our audit of the consolidated financial statements in Belgium, including the independence requirements.

We have obtained from the board of directors and the Company's officials the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.



Key audit matter
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Completeness of the identification of performance obligations in customer contracts for revenue recognition
We refer to note 3 and note 22.1 of the consolidated financial statements.

Description
The Group recognised a total revenue of EUR ('000) 267.633 for the financial year ended 31 December 2025. In accordance with IFRS 15, revenue recognition requires an assessment of customer contracts to determine whether they contain multiple distinct performance obligations, as this may affect both the timing and the amount of revenue recognised.

Revenue recognised during the year continues to include customer contracts that comprise multiple distinct performance obligations. In addition, for new contracts entered into during the year, IFRS 15 requires an assessment to determine whether multiple performance obligations are present.

This assessment involves a significant level of professional judgement, in particular due to the risk that certain contractual arrangements, contract modifications or additional agreements may not be fully identified. Such omissions could have a direct impact on the accurate recognition of revenue in accordance with IFRS 15. For these reasons, we considered the completeness of the identification of performance obligations in customer contracts for revenue recognition to be a key audit matter.

Our audit procedures
We evaluated the design and tested the operating effectiveness of relevant internal controls within the revenue process, including controls relating to the identification of customer contracts requiring assessment under IFRS 15, as well as controls over the review and approval of revenue recognition conclusions for both new customer contracts and contract modifications;

For a representative selection of customers, we obtained external confirmations of ongoing and outstanding contractual arrangements between the Group and those customers, and analysed any identified differences to assess the completeness of the population of customer contracts identified by the Group;

For a representative sample of customer contracts, including contracts entered into prior to 1 January 2025 that continue to impact revenue recognised in 2025, we assessed whether the amount of revenue recognised and deferred revenue was consistent with the underlying contractual documentation, including customer contracts, addenda and relevant correspondence, and with the applicable requirements of IFRS 15.

Board of directors' responsibilities for the preparation of the consolidated financial statements
The board of directors is responsible for the preparation of these consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium, and for such internal control as board of directors determines, is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.



Statutory auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance as to whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of the users taken on the basis of these consolidated financial statements.

When performing our audit, we comply with the legal, regulatory and professional requirements applicable to audits of the consolidated financial statements in Belgium. The scope of the statutory audit of the consolidated financial statements does not extend to providing assurance on the future viability of the Group nor on the efficiency or effectivity of how the board of directors has conducted or will conduct the business of the Group. Our responsibilities regarding the going concern basis of accounting applied by the board of directors are described below.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also perform the following procedures:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control;

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by board of directors;
- Conclude on the appropriateness of board of directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern;
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the board of directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.



For the matters communicated with the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Other legal and regulatory requirements

Responsibilities of the Board of directors

The board of directors is responsible for the preparation and the content of the board of directors' annual report on the consolidated financial statements including the sustainability information and the other information included in the annual report on the consolidated financial statements.

Statutory auditor's responsibilities

In the context of our engagement and in accordance with the Belgian additional standard which is complementary to the International Standards on Auditing as applicable in Belgium, our responsibility is to verify, in all material respects, the board of directors' annual report on the consolidated financial statements, and the other information included in the annual report, and to report on these matters.

Aspects concerning the board of directors' annual report on the consolidated financial statements and the other information included in the annual report on the consolidated financial statements

The annual report on the consolidated financial statements contains the consolidated sustainability information that is the subject of our separate report on the limited assurance with respect to this sustainability information. This section does not cover the assurance on the consolidated sustainability information included in the annual report on the consolidated financial statements. For this part of the annual report on the consolidated financial statements, we refer to our separate report on this matter.

Based on specific work performed on the board of directors' annual report on the consolidated financial statements, we are of the opinion that this annual report is consistent with the consolidated financial statements for the same period and has been prepared in accordance with article 3:32 of the Companies' and Associations' Code.

In the context of our audit of the consolidated financial statements, we are also responsible for considering, in particular based on the knowledge gained throughout the audit, whether the board of directors' annual report on the consolidated financial statements and other information included in the annual report on the consolidated financial statement, being:

- At a glance; and
- Investor and Shareholder information

contain material misstatements, or information that is incorrectly stated or misleading. In the context of the procedures carried out, we did not identify any material misstatements that we have to report to you.

Information about the independence

Our audit firm and our network have not performed any engagement which is incompatible with the statutory audit of the consolidated accounts and our audit firm remained independent of the Group during the term of our mandate.

The fees for the additional engagements which are compatible with the statutory audit referred to in article 3:65 of the Companies' and Associations' Code were correctly stated and disclosed in the notes to the consolidated financial statements.

European Single Electronic Format (ESEF)

In accordance with the standard on the audit of compliance of the annual report with the European Single Electronic Format (hereafter "ESEF"), we have also audited whether the ESEF-format is in accordance with the regulatory technical standards as laid down in the EU Delegated Regulation nr. 2019/815 of 17 December 2018 (hereafter "Delegated Regulation") and the Royal Decree of 14 November 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market (hereafter the "Royal Decree of 14 November 2007").





The Board of Directors is responsible for the preparation of an annual report, in accordance with the ESEF requirements, including the consolidated financial statements in the form of an electronic file in ESEF format (hereafter "digital consolidated financial statements").

It is our responsibility to obtain sufficient and appropriate information to conclude whether the format of the annual report and the XBRL tagging of the digital consolidated financial statements comply, in all material respects, with the ESEF requirements under the Delegated Regulation and the Royal Decree of 14 November 2007.

In our opinion, based on our work performed, the digital format of the annual report and the tagging of information in the official Dutch version of the consolidated financial statements as per 31 December 2025, included in the annual report of Materialise NV and which will be available in the Belgian official mechanism for the storage of regulated information (STORI) of the FSMA, are, in all material respects, in compliance with the ESEF requirements under the Delegated Regulation and the Royal Decree of 14 November 2007.

Other aspect

This report is consistent with our additional report to the audit committee on the basis of Article 11 of Regulation (EU) No 537/2014.

Zaventem, 22 April 2026
KPMG Bedrijfsrevisoren – Réviseurs d'Entreprises
Statutory Auditor
represented by

Tim Vermeiren
Bedrijfsrevisor / Réviseur d'Entreprises

6.4 STATUTORY REPORT OF MATERIALISE NV IN RESPECT OF THE ACCOUNTING YEAR ENDED ON 31 DECEMBER 2025 IN ACCORDANCE WITH ARTICLE 3:6 OF THE BELGIAN CODE ON COMPANIES AND ASSOCIATIONS (THE "STATUTORY REPORT")

For the statutory annual report and the statutory annual accounts, reference is made to the statutory documents as filed with the National Bank of Belgium.

6.4.1 Abbreviated statutory annual accounts

6.4.1.1 Statutory Income Statement

Comparison of the Years Ended December 31, 2025 and 2024

	Year Ended December 31,		
	2025 (in thousands of €)	2024 (in thousands of €)	% Change (%)
Operating income	**210,929**	**207,793**	**1.5%**
70 Turnover	181,050	180,552	0.3%
71 Stocks of finished goods and WIP increase	-(9)	60	-114.6%
72 Own work capitalized	24,479	21,365	14.6%
74 Other operating income	5,409	5,815	7.0%
76 Non-recurring operating income	0	0	
Operating charges	**203,107**	**201,627**	**0.7%**
60 Raw materials-consumables	41,516	43,052	-3.6%
61 Services and other goods	62,315	64,980	-4.1%
62 Remuneration, social security and pensions	63,397	62,109	2.1%
63 Depreciations and other amounts written off	32,769	30,258	8.3%
64 Other operating charges	399	523	-23.8%
66 Non-recurring operating charges	2,711	705	284.6%
Operating profit (loss)	**7,822**	**6,166**	**26.9%**
Financial income	21,432	29,778	
Financial charges	17,738	23,127	
Gain (loss) on ordinary activities before taxes	**11,515**	**12,817**	
Transfer from deferred taxes and tax free reserves	1	1	
Taxes on result	283	195	
Net profit	**11,232**	**12,623**	



6.4.1.2 Statutory Balance Sheet

Comparison of the Years Ended December 31, 2025 and 2024

	Year Ended December 31,	
	2025 (in thousands of €)	2024 (in thousands of €)
Assets	**394,683**	**375,491**
Formation expenses	406	1,380
Fixed assets	172,301	177,979
Current assets	221,976	196,132
Equity and Liabilities	**394,683**	**375,491**
Equity	259,827	248,596
Provisions and deferred taxes	256	432
Amounts payable	134,600	126,463



7

Non-financial information (CSRD)

ESRS 2 – GENERAL REPORTING
General basis for preparation (BP-1/BP-2)

This report describes the integration of sustainability into our corporate strategy and provides transparency on our sustainability performance in 2025. The sustainability statements cover the period from 1 January 2025 to 31 December 2025.

We are reporting sustainability information for the first time in accordance with the Corporate Sustainability Reporting Directive (CSRD) and exclusively use reporting standards from the European Sustainability Reporting Standards (ESRS) framework. These sustainability statements are structured in four main sections: **General**, **Environment**, **Social** and **Governance**.

The sustainability statements have been prepared on a consolidated basis, covering Materialise and all our subsidiaries. This scope aligns with our consolidated financial statements to ensure consistency in reporting. ACTech GmbH is the only subsidiary that meets reporting requirements and is consolidated in the report.

Our reporting focuses primarily on our own operations. Relevant elements of the upstream and downstream value chain are included where data is available. While the value chain has been mapped and qualitatively assessed, the depth and quantification of value-chain-related impacts, risks and opportunities will continue to evolve in future reporting cycles. Value-chain information was determined through value-chain mapping and the Double Materiality Assessment (DMA), focusing primarily on tier-one suppliers, customers and business partners, and informed by qualitative assessment and consultation with key external stakeholders, including suppliers, customers, society representatives (such as industry associations and researchers), and business partners. Current disclosures are focused to our own operations and tier-one value-chain relationships, where we have direct influence and access to sufficiently reliable information, but we intend to progressively expand stakeholder engagement and assessment to further upstream and downstream tiers to enhance understanding of the full value chain over time.

Completeness of disclosures

All disclosure requirements have been assessed for applicability. Where a disclosure requirement is considered not applicable or not material, this conclusion is based on the outcomes of the DMA and is explained where relevant in this report.

Disclosure exemptions and omissions

In accordance with ESRS 1, we have applied limited disclosure omissions in exceptional cases where publication of specific information would be likely to seriously prejudice the company's commercial position, including the protection of intellectual property and sensitive business information. Such omissions are limited in scope and do not prevent a fair and balanced understanding of our material sustainability impacts, risks and opportunities.

Time horizons

The time horizons applied are:

- **Short-term:** the period covered by the financial statements (typically one year);
- **Medium-term:** from the end of the short-term period up to five years;
- **Long-term:** more than five years.

The time horizons are aligned with ESRS definitions rather than being directly linked to specific asset lifetimes, strategic planning horizons or capital allocation plans.



Uncertainties and estimations

Where estimations or outcome uncertainties apply to disclosed metrics, these are explained within the relevant topical sections. Scope 3 greenhouse gas emissions are subject to a high level of measurement uncertainty, as they relate to value chain information and are estimated using spend- and/or activity-based data, assumptions, and proxies. These estimations are based on reasonable assumptions and the best data available at the time of reporting. In addition, our processes for collecting and calculating GHG emissions data for calendar year 2024 have been externally validated in 2025 based on ISAE 3410. The validation was performed by another assurance provider than the auditor providing limited assurance over the 2025 sustainability statement. For other metrics, the use of estimations or uncertainties is disclosed where relevant.

Incorporation by reference

The incorporation-by-reference principle is applied where information is already published elsewhere in the annual report.

DR	Reference
GOV-1 §21(c)	Integrated Report – Section 3 "Corporate Governance" → Board of Directors (current members of the board); Executive Committee (role and composition of the Executive Committee).
SBM-1 §40(ii)	Integrated Report – Section 1 "The Group's Business" → 1.2.4 "Our Market Segments"; 1.2.4.1 Our Materialise Medical Segment; 1.2.4.2 Our Materialise Software Segment; 1.2.4.3 Our Materialise Manufacturing Segment.
SBM-1 §40(iii)	ESRS S1 – Own Workforce → Section "Workforce Metrics" → "Workforce by location".
SBM-1 §42 & AR 14(a)(b)	Integrated Report – Section 1 "The Group's Business" → 1.2.4 "Our Market Segments"; 1.2.4.1 Our Materialise Medical Segment; 1.2.4.2 Our Materialise Software Segment; 1.2.4.3 Our Materialise Manufacturing Segment.
SBM-1 §42 & AR 14(c)	Integrated Report – Section 5 "Operating and Financial Review" → 5.1.7 "Other Financial Information".
SBM-3 §48	ESRS topical standards (E1, E3, E5, S1, S4, G1).

Governance

GOV-1 – Administrative, management and supervisory bodies

Board of Directors

The Board of Directors consists of ten members, of whom two are executive and eight non-executive. Seven of the eight non-executive directors qualify as independent under the Belgian Code of Companies and Associations and the Belgian Corporate Governance Code. The Board includes three female members (30%) and seven male members (70%).

Employee representation

At Belgian headquarters, a Committee for Prevention and Protection at Work operates with equal employee and employer representation. Due to a lack of candidates, no formal Works Council is in place; the Committee assumes legally required responsibilities. Subsidiaries operate employee representation in accordance with local legislation.

Sustainability governance and responsibilities

The Board of Directors holds ultimate accountability for oversight of sustainability-related impacts, risks and opportunities and for approving sustainability strategy and disclosures.

Oversight of sustainability matters is delegated to the Sustainability Board, composed of the Chairman of the Board, the CEO, the COO and the Director of Internal Audit. The Sustainability Board reviews and validates the outcomes of the DMA, sets targets and monitors progress on sustainability priorities and advises the Board of Directors. The Chairman of the Board, who founded the company 36 years ago, continues to inspire the company's mission to innovate product management that results in a better and healthier world.



Sustainability Governance Structure and Interaction Framework

Board of Directors

Audit Committee

Sustainability Board

Chairman CEO CEO Director IA[1]

Oversight, Impacts, Risk
Opportunities, Targets

Executive Committee

Sustainability Lead
Day-to-Day Responsibility

Department A

Business Unit B

Department C

Department D

Business Unit E

Department F

Sustainability Team
(~30 Employees)

[1] Interne Audit



The Executive Committee is responsible for implementing sustainability actions and integrating material sustainability matters into operational and strategic decision-making. Day-to-day coordination is delegated to the Sustainability Lead, supported by a multidisciplinary Sustainability Team. The Sustainability Lead reports hierarchically to the Director of Internal Audit and functionally to the Sustainability Board.

The professional experience of the members of the administrative, management and supervisory bodies is disclosed in the Integrated Report, section 3 "Corporate Governance", specifically under "Board of Directors – business experience of the current members of the Board of Directors" and "Role and composition of the Executive Committee – biographies of the members of the Executive Committee". These disclosures demonstrate that the members collectively and individually bring experience relevant to our sectors and products, including additive manufacturing, software and medical technologies, as well as to the geographic regions in which we operate.

We maintain access to sustainability expertise through Board composition, senior management experience, internal specialists and external academic and professional partnerships. The CEO ensures that our sustainability matters are managed by an appropriately staffed internal team, consisting of at least a full-time specialist, with several employees in part-time support. Budget is allocated to further develop the overall level of sustainability management, by means of access to external consultants, training and software tools. Management considers that the current setup is commensurate with the undertaking's material impacts, risks and opportunities.

GOV-2/5 – Internal controls and risk management

The Sustainability Board is informed on a quarterly basis about our material sustainability impacts, risks and opportunities, as well as the progress, results and effectiveness of related policies, actions, metrics and targets. During the 2025 period, the administrative, management and supervisory bodies, through the Sustainability Board, addressed a range of material sustainability impacts, risks and opportunities identified in the DMA. Key topics related to climate- and energy (E1), such as greenhouse gas emissions, energy use and the carbon-reduction pathway; resource use and circular economy

matters (E5), including material efficiency and reuse of powders; and value-chain-related risks linked to suppliers and logistics. The Sustainability Board also addressed material social matters related to the own workforce (S1), including training, diversity, equity and inclusion. In addition, opportunity-driven topics were discussed, such as decentralized manufacturing, software-enabled efficiency gains, stakeholder collaboration across the value chain, and sustainability-driven business opportunities in medical, manufacturing and software activities.

We apply a structured risk-management methodology to identify, assess and mitigate risks, including sustainability-related risks. Risks exceeding predefined thresholds require mitigation plans and are assigned to Executive Committee members. Risk assessment outcomes are presented to the Board of Directors at least twice per year.

Internal controls for sustainability reporting

We have established internal controls to support the reliability of sustainability information. Data is collected by designated data owners within relevant functions and is subject to defined review and validation steps, including completeness and consistency checks and management review. Significant judgments, methodological changes or data limitations are reviewed by management and, where relevant, escalated to the Sustainability Board. Sustainability reporting controls are aligned with the broader internal control framework and coordinated with Internal Audit.

Risk-based thinking and management

We have developed a framework for risk-based thinking and risk management on a corporate level to enable effective planning and achievement of the objectives and the continual improvement of its integrated Corporate Management System. The main element in this framework is a uniform procedure that also informed the DMA, where impact materiality was added to complement the more classical analysis of financial materiality. In general, starting from context and stakeholder analysis, regular reviews of corporate risks and opportunities lead to a structured register including, for each identified risk, an owner and agreed action. Risk registers are reviewed at least twice per year by the Executive Committee. The review and reporting (to Board level) is part of a defined management



control in the ICOFR framework. The process is internally audited. Identified risks include aspects related to political, economic, social/societal, technological, legal and environmental circumstances. A standard methodology to assess and manage risks is used, based on acceptance or non-acceptance of risks as a result of reviewing their likelihood and impact. When a risk or opportunity has been assessed, there are several response types possible.

- **Mitigate** – implementation of controls or actions that reduce either the impact or likelihood of the risk.
- **Accept** – formal acceptance by management of the risk and its potential impact.
- **Avoid** – reduce the likelihood of the risk to zero by implementing actions or terminating the activities causing this risk.
- **Transfer** – transferring impact of the risk to third parties.
- **Pursue** – for opportunities, implementation of actions to increase the likelihood or impact of the opportunity.

Risks are continuously managed by the risk owner and re-evaluated after actions have been executed. Risk-mitigating actions and controls cover the impacted scope. How to choose the appropriate risk response is determined by our risk appetite. The risk appetite determines the willingness of our top management to accept certain risks. This risk appetite is used throughout the company when deciding if risks should be escalated to higher management or not.

GOV-3 – Remuneration
We do not currently operate remuneration schemes linked to sustainability targets for Board members or executive management. The existing remuneration policy allows for the introduction of such schemes, which are under consideration.

GOV-4 – Due diligence
Besides certain due-diligence-related elements disclosed throughout this report, we do not yet have a formal due diligence process aligned with ESRS requirements.

Strategy, business model and value chain (SBM-1/SBM-2)
We are a publicly listed company (NASDAQ and Euronext stock exchange) operating globally through subsidiaries, with activities organized into three business units: Manufacturing, Software and Medical. The business model centers on developing additive manufacturing software, industrial and medical 3D-printing services, and patient-specific medical solutions. None of our products are banned in certain markets.

Our significant markets and customer groups are described in the Integrated Report, section 1 "The Group's Business", specifically in section 1.2.4 "Our Market Segments" and its sub-sections 1.2.4.1 "Our Materialise Medical Segment", 1.2.4.2 "Our Materialise Software Segment" and 1.2.4.3 "Our Materialise Manufacturing Segment". We continued to serve the same significant markets and customer groups during the reporting period.

Our business model and value chain are further described in the Integrated Report, section 1 "The Group's Business", specifically in section 1.2.4 "Our Market Segments" and its sub-sections 1.2.4.1 "Our Materialise Medical Segment", 1.2.4.2 "Our Materialise Software Segment" and 1.2.4.3 "Our Materialise Manufacturing Segment", including descriptions of key activities, distribution channels, customer segments, customer relationships and manufacturing and supply arrangements. Information on key resources, including the workforce supporting these activities, is further disclosed in section 1.2.10 "Employees".

Information on the revenue and cost structure of our business segments, in line with the operating segment disclosures under IFRS 8, is disclosed in the Integrated Report, section 5 "Operating and financial review" specifically in section 5.1.7 "Other Financial Information", including segment revenue, segment Adjusted EBITDA, related margins and reconciliations to consolidated results, and is incorporated by reference in these sustainability statements.



General information continued

Some key metrics about us:



2,232

headcount[(1)]

More details about headcount by geographical area can be found in the chapter about our own workforce under ESRS S1 – Own Workforce, section "Workforce Metrics", sub-section "Workforce by location"



€268m

total revenue

Manufacturing (Machines & Equipment, Medical Instruments)



€93m

annual revenue

Healthcare and Healthcare Services



€134m

annual revenue

Technology/ Information Technology



€41m

annual revenue

All data as of December 31, 2025

(1) The workforce metrics disclosed in the financial part of our report under section employees reflect full-time equivalents (2,556), and include private entrepreneurs in Ukraine and Poland, which have been excluded in this metric.



At a Glance
1. The Group's business
2. Investor and Shareholder Information
3. Corporate governance
4. Risk factors and Legal information
5. Operating and financial review
6. Financial statements
7. Non-financial information (CSRD)

Integration of sustainability into the business model and strategy

At Materialise, our mission to innovate for a better and healthier world is inseparable from our commitment to sustainability. Sustainability serves as a guiding principle in our decision-making, helping us to unlock value and maximize positive impact by providing solutions that meet the evolving needs of our customers and contribute meaningfully to society. By integrating sustainability into our company today, we are future-proofing our business—ensuring we remain competitive and relevant in a rapidly evolving landscape while preparing for the challenges of tomorrow. Ultimately, sustainability is about making a meaningful difference. It is a responsibility we embrace as innovators and a differentiator that allows us to contribute positively to society and the environment while driving progress and creating lasting impact.

By optimizing raw material usage, choosing sustainable materials and technologies, and exploring opportunities for recycling and repurposing production inputs, the Manufacturing Business Unit ensures environmental considerations are integrated throughout the lifecycle of every product. By leveraging additive manufacturing's unique capabilities, the unit can help customers design and produce parts that enhance the performance of their end products and generate a positive environmental or societal impact. These initiatives contribute to managing environmental impacts related to resource use and waste generation, while also mitigating risks linked to raw material availability, price volatility and process inefficiencies.

Sustainability aligns with the Medical Business Unit's focus and thought leadership on patient-specific solutions aimed at improving patient outcomes and hospital efficiency. By providing and developing accessible, scalable and cost-efficient personalized solutions, the unit can support in delivering timely and qualitative treatments optimized for patient outcomes, while saving time and resources both directly as well as indirectly, e.g., through avoiding revision surgeries. By minimizing waste, optimizing raw material usage, and identifying opportunities for recycling and repurposing production inputs, the Medical Business Unit ensures environmental considerations are integrated throughout the lifecycle of every product.

Efficiency is the cornerstone of the business model for the Software Business Unit, and efficiency itself is a synonym for sustainability. By helping customers to optimize their workflows, reduce waste, and minimize resource consumption, the unit drives innovation and empowers users to adopt more sustainable practices. These solutions are designed to create positive downstream impacts by supporting more efficient production processes across customer operations.

The main challenges we face relate to increasing the adoption of additive manufacturing to scale our positive impacts, and decreasing our negative impacts while doing so.

Value chain and strategic relevance

Our value chain comprises upstream suppliers of raw materials, components, energy and services; own operations including software development, additive manufacturing and supporting functions; and downstream medical and industrial customers. Sustainability considerations are integrated into procurement practices, operational decision-making and customer engagement.

The identification and assessment of sustainability-related impacts, risks and opportunities take into account the nature of activities across the value chain, the degree of influence over value-chain partners and the availability and reliability of data. Where quantitative value-chain data is limited, assessments are based on qualitative analysis, reasonable assumptions, industry knowledge and stakeholder input.



Figure: Value Chain



UPSTREAM ACTIVITIES

- raw materials extraction and production
- 3D printers and post-processing
- software and hardware development
- packaging

transport

OWN OPERATIONS

factory management

- software development and integration
- sales
- (additive) manufacturing
- subcontracting and outsourcing
- cleaning, post-processing, and quality control

consultancy

REUSE, RECYCLING, AND END-OF-LIFE

DOWNSTREAM ACTIVITIES

medical end use
- used in interventions
- used in software products and services

industrial end use
- used in prototypes
- used in our final components and parts
- used in software products and services

distribution of medical products

transport

Insights derived from value-chain interactions are used as input for the DMA and for determining which sustainability matters are most relevant to our business model and strategy.

Stakeholder engagement within the strategy

Within the context of our business model and value chain, we engage with key stakeholder groups through structured and recurring interactions, including internal workshops, surveys, bilateral meetings and targeted consultations. Stakeholder engagement supports the identification and validation of sustainability-related impacts, risks and opportunities and informs strategic priorities, sustainability objectives and risk management processes.

The outcomes of stakeholder engagement are reviewed by the Sustainability Board and are taken into account in strategic and operational decision-making.

Stakeholder group	Stakeholder group representative	Means of engagement	Interests and views
Board of Directors	Chairman Board of Directors Members Board of Directors	Interview Survey	Long-term strategy, risk management, financial performance and sustainability oversight.
Executives and Senior management	Business Unit VPs & EC-level executives	Interview & steering committee	Business performance, strategic direction and alignment with sustainability and regulatory expectations.
Employees	Employees	Interview & Survey	Working conditions, health and safety, engagement and sustainability commitments.
Business Partners	Employees Suppliers & customers	Interview Survey	Responsible business conduct and alignment on sustainability expectations.
Customers/End-users	Employees Customers	Interview Survey	Product quality, reliability and responsible and sustainable business practices.
Authorities/Regulatory Bodies	Employees Desk research	Interview & survey	Legal and regulatory compliance and transparency.
Society Representatives (e.g. NGOs and industry associations)	Researchers & industry association representatives Desk research	Survey	Environmental and social impacts and alignment with industry standards.
Silent stakeholders	Researchers & industry association representatives Desk research	Survey	Long-term environmental and social impacts.
Suppliers	Employees Suppliers	Interview Survey	Fair commercial relationships, responsible sourcing and sustainability expectations.
Unions	Employees HR Director	Interview & survey Interview	Employee rights, working conditions and social dialogue.
Shareholders/Investors	Chairman Board of Directors Employees	Interview Interview & survey	Long-term value creation, risk management and sustainability integration.
Financial Institutions	Employees	Interview & survey & steering committee	Financial stability, risk management and sustainability integration.



Material impacts, risks and opportunities and resilience (SBM-3)

Based on the outcomes of the DMA, climate change (E1), water resources (E3), resource use and circular economy (E5), own workforce (S1), consumers and end-users (S4), and business conduct (G1) as well as some entity-specific topics were identified as material sustainability matters.

Our material sustainability impacts originate from and are closely connected to our strategy and business model, which are centered on additive manufacturing software, production services and patient-specific medical solutions. Environmental impacts, including greenhouse gas emissions, energy use, resource consumption and packaging impacts, arise primarily from our manufacturing activities and logistics required to deliver our products. Social impacts related to our own workforce, such as working conditions, health and safety, training, diversity, equity and inclusion, originate from our role as an employer and our emphasis on talent development and innovation-driven growth. Impacts related to consumers and end-users, including product safety, data protection and information security, are linked to the design, production and use of our (medical) products and software solutions. We are involved in these impacts both through our own operations, where we exercise direct control over activities and processes, and through our business relationships across the value chain, notably with tier-one suppliers, partners, and customers.

In our value chain, material impacts, risks and opportunities arise from raw-material sourcing, energy and water supply, packaging and product shipment, downstream product use, including data protection and information quality considerations, as well as from collaboration, production on demand, decentralized production, and lightweight design that can support more efficient and sustainable production and improved outcomes for customers and patients.

A detailed description of impacts, risks and opportunities, their current and anticipated effects and our responses are disclosed in the respective topical sections in accordance with the ESRS requirements.

We assessed the current financial effects of our material risks and opportunities on our financial position, financial performance and cash flows by investigating those where material financial effects were deemed possible in 2025. For the business opportunity related to patient-specific medical devices, revenues in the reporting period exceeded budget with a value above the materiality threshold. For the opportunity related to ownership of own electricity generation, we made a significant capital investment in a solar panel park at our HQ in Belgium amounting to € 1.56 million during the reporting period. Besides this, no financial effects of our risks and opportunities were found. We are also not aware of any material risks and opportunities for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements.

Resilience of the business model and strategy

We assessed the resilience of our business model and strategy considering short- (<1 year), medium- (1-5 years) and long-term (>5 years) horizons. The assessment was conducted by the sustainability team and informed by the outcomes of the DMA, scenario analysis and targeted consultations with the Chief Strategy and Technology officer to evaluate our capacity to address material impacts and risks and to take advantage of material opportunities. In relation to climate and energy, we evaluate exposure to regulatory developments, energy price volatility and physical climate risks, and invest in energy efficiency and renewable energy to enhance resilience. Resource-related risks are managed through material diversification and process optimization. Additional mitigation measures include procurement monitoring of geopolitical risks, initiatives to improve production efficiency, and strategies such as powder rejuvenation to address potential scarcity and price volatility of raw materials. For water, we currently have no contingency plan in place. Social and governance risks, including workforce availability, health and safety, data protection and business conduct, are monitored through established compliance and management frameworks. With respect to information security and data protection, resilience is supported by updated product security policies, the rollout of a 24/7 security operations center and a layered information-security roadmap. All these considerations inform strategic decision-making and are periodically reviewed by management and the Sustainability Board. Overall, the assessment indicates that our strategy and business model are resilient to our material sustainability impacts, risks and opportunities. At this stage, the resilience analysis is predominantly qualitative, and no quantitative resilience modelling has been performed.



ESRS 2 – IRO-1 Double Materiality Assessment

Context and objective

We conducted a DMA to identify and prioritize sustainability matters that are material from an impact perspective or a financial perspective, in line with the requirements of the CSRD and the ESRS. The objective of the DMA is to ensure that sustainability disclosures reflect the most significant actual and potential impacts of our activities on people and the environment, as well as sustainability-related risks and opportunities that may affect the company's financial performance, position, cash flows or long-term value creation.

Scope and coverage

The DMA covered all consolidated entities and activities across all geographies in which we operate. The focus of the assessment is on impacts, risks and opportunities related to our own operations, where we exercise direct operational control.

This report consolidates sustainability information across all business units at group level. To ensure sufficient granularity and to reflect differences in activities, risk profiles and impact pathways, the DMA was conducted both at group level and at business-unit level. This approach enabled us to identify and assess sustainability-related impacts, risks and opportunities in a manner that appropriately reflects both aggregation at group level and disaggregation where relevant across business units.

An assessment of upstream and downstream value-chain-related impacts, risks and opportunities was also performed as a first step in an ongoing process. At this stage, value-chain-related IROs are assessed primarily on a qualitative basis, using value chain mapping, desktop research and stakeholder survey input. Identified value chain IROs are disclosed on a qualitative basis, reflecting the current stage of data collection and assessment. We are committed to progressively strengthening the quantification and granularity of value chain disclosures as the reporting process matures.

An overview of our corporate structure can be found in the Integrated Report, section 1 "The Group's Business", specifically in section 1.3. "Organizational Structure".

Methodology and scoring

The DMA methodology is aligned with the EFRAG Materiality Assessment Implementation Guidance (IG 1) and with our internal procedures on risk-based thinking. A longlist of sustainability topics was developed based on ESRS requirements, relevant international standards and frameworks, and the company's activities, business model and strategic context.

Impact materiality was assessed using predefined scoring criteria that differ for negative and positive impacts. For negative impacts, severity was assessed based on scope, scale, time horizon and irremediability, while for positive impacts severity was assessed based on scope, scale, time horizon and ease of implementation. The different characteristics were not scored separately but integrated into one aggregate score, which resulted in a severity score reflecting the relative significance of each impact. For potential impacts, severity was combined with likelihood.

Financial materiality was assessed based on the likelihood and magnitude of potential financial effects, with magnitude evaluated using predefined scoring criteria covering operational, financial, client and reputational dimensions.

Impacts, risks and opportunities were identified and assessed together per sustainability matter, whereby impacts were assessed first and risks and opportunities were subsequently identified and scored as potential financial consequences arising from those impacts and related dependencies. This ensured that risks and opportunities were systematically linked to underlying impacts and value-chain dependencies, rather than assessed in isolation.

The determination of materiality was supported by predefined scoring thresholds, ensuring consistency and comparability across sustainability matters. Separate thresholds were established for impact materiality and financial materiality, reflecting the distinct assessment criteria under the double materiality principle. Matters that exceeded the relevant thresholds were included in the shortlist of material sustainability matters. Subsequent reviews assessed whether the quantitative score appropriately reflected the significance of the matter in the context of our business model, value chain and stakeholder expectations.



Stakeholder involvement

Stakeholder input formed an integral part of the DMA. Internal stakeholders, including management and functional experts, and selected external stakeholders, including customers and suppliers, were engaged through structured surveys and targeted interviews. Stakeholder input was weighted based on relevance to the business and used to inform scoring, validate assumptions and support the prioritization of sustainability matters.

Process

The determination of material sustainability matters followed a structured and sequential process designed to ensure consistency, completeness and alignment with the ESRS and our business model and strategic context.

Longlist development

A comprehensive longlist of sustainability matters was developed by the sustainability core team, based on the ESRS requirements and the ESRS-recommended list of sustainability topics. This longlist was supplemented by relevant international standards and frameworks, and further informed by our activities, business model, value chain and strategic priorities.

Stakeholder engagement

Internal and external stakeholders were engaged through structured surveys and targeted interviews. Stakeholder input was used to inform the assessment of impacts, risks and opportunities, with responses weighted based on the stakeholders' relationship to the business and the relevance of the topics to their interactions with us.

Shortlisting and prioritization

Based on the outcomes of the analysis and stakeholder input, a shortlist of potentially material sustainability matters was established.

Validation of materialities

The DMA was first conducted in 2024 and subsequently refined in 2025. The 2025 update focused on strengthening value chain coverage, including extended engagement with key suppliers and customers to enhance the assessment of upstream and downstream impacts, risks and opportunities. Final validation was performed by the Sustainability Board in December 2025, confirming that the assessment reflects our current business context and provides an appropriate basis for the sustainability disclosures in this report.

Governance, validation and linkage to strategy

The outcomes of the DMA were validated by the Sustainability Board, ensuring alignment with our strategic priorities, risk profile and stakeholder expectations. Based on this validation, the DMA outcomes serve as the foundation for sustainability disclosures under ESRS, including the identification of material impacts, risks and opportunities and the development of related policies, actions and targets. The Executive Committee integrates these outcomes into strategic planning and risk management processes to ensure that sustainability priorities are embedded in operational decision-making.

Limitations and continuous improvement

The DMA is based on information available at the time of reporting and involves the use of estimations and assumptions, particularly with respect to value-chain-related impacts, risks and opportunities. These limitations do not affect the identification of material sustainability matters but may influence the level of detail available for specific IROs.

We consider the DMA an evolving process and intend to further refine methodologies, data sources and stakeholder engagement in future reporting cycles. Significant methodological changes and updates to DMA outcomes are reviewed and validated by the Sustainability Board.

IRO-2 Content Index

The content index can be found in the annex.



E1 – CLIMATE CHANGE

ESRS 2 GOV-3 Integration of sustainability-related performance in incentive schemes

Our current Remuneration Policy does not include incentive schemes linked to sustainability matters for members of administrative, management, and supervisory bodies, but it allows such schemes to be established in the future.

E1-1 Transition plan

We are committed to align with global efforts aimed at limiting global warming to 1.5 °C in accordance with the Paris Agreement, and to achieve climate neutrality by 2030.

In 2020, we joined the Belgian Alliance for Climate Action (BACA) and, in 2021, signed the Business Ambition for 1.5 °C Commitment Letter to the Science Based Targets initiative (SBTi), also joining the UN Race to Zero campaign. By signing this letter, we pledged to achieve net zero global emissions by 2050, aligning our targets with the most ambitious aim of the Paris Agreement and the SBTi 1.5 °C pathway. At this stage, our net-zero objective reflects an ambition and public pledge, as no net-zero science-based targets have yet been submitted to the SBTi for validation, and therefore no concrete, independently validated net-zero targets are currently in place. Our transition plan is therefore currently not complete or fully in place but reflects an ongoing process. While certain elements required under ESRS E1-1 are not yet fully in place, we aim to be transparent about the current status and progress made and will continue to strengthen the plan in future reporting cycles.

As part of our sustainability roadmap, we have established the following targets which were approved by the sustainability board:

- SBTi-approved near-term target: Materialise NV commits to reduce absolute scope 1, 2 and 3 GHG emissions 55% by 2029 from a 2019 base year.
- Develop and use a carbon footprint calculator at product level.
- Work towards climate neutrality by 2030.

The targets apply to global operations across all business units and cover the same scope of emissions reported under our carbon footprint.

To ensure our climate ambitions become a reality, our roadmap was approved at the level of the sustainability board, and accountability lies with the Sustainability Lead.

Progress towards our targets and transition plan is monitored by the sustainability board and our CO_2e Emissions Management Procedure outlines how we measure, monitor, and reduce greenhouse gas emissions across our operations, assets, and supply chain.

Our transition plan is embedded in our management system and aligned with our business strategy and financial planning, as demonstrated through strategic initiatives, investments, and governance practices that prioritize sustainability. At the level of each business unit, we are aligned with the management teams on how sustainability is linked to the business strategy.

We are committed to decarbonization and have identified several key levers to reduce our carbon footprint. These include sourcing more sustainable raw materials, optimizing production efficiency, fostering innovation in 3D printing processes, and transitioning to renewable energy sources.



To ensure sustainable sourcing, we query our raw material suppliers about the carbon footprint of their products, the actions they have taken to reduce it, their use of green or renewable electricity, and their future plans to further minimize their environmental impact.

Furthermore, to minimize our plastic consumption, we are working to improve operational production efficiency and diversify our portfolio of raw materials, with substitutes such as PA11 and metals already providing valuable alternatives to fossil-based resources.

To support our operational efficiency, our software enables a more efficient, end-to-end additive manufacturing cycle, optimizing raw material usage and production processes to help minimize associated carbon emissions.

We are also investing in renewable energy sources to reduce greenhouse gas emissions and dependency on fossil fuels. Other direct emissions reductions include transitioning our company's vehicles into electric vehicles. Finally, we are further exploring sustainable transportation options and driving employee engagement to minimize the impacts of commuting and business travel. Our software supports this by enabling optimized distributed manufacturing, which can reduce transport-related emissions by enabling production closer to the point of use. More information about the quantification of these levers, current and future actions, and progress made on the transition plan can be found in section E1-3.

There are no earmarked financing streams or budgets for sustainability-related CAPEX or OPEX, but sustainability is included as a criterion in CAPEX investment decisions. OPEX investments, such as R&D projects across divisions, also play a key role in advancing our roadmap. None of our core activities in additive manufacturing services, software or medical devices are directly linked to the objectives of the EU Green Deal. Notwithstanding this fact, we have invested a significant number, as part of our transition plan, towards improvements in energy-efficient buildings and photovoltaic electricity generation, where our CAPEX in 2025 reached more than 3M euro. For more information, we refer to our taxonomy report.

While we expect our sales and revenue to grow, we expect our software offering (medical and software business unit) to play a significant role in our future growth, with limited implications for our carbon footprint.

The locked-in emissions of our key assets, both owned and controlled, are related to our current infrastructure, particularly energy consumption from fossil fuels, and our machine park through raw materials consumption. Based on our double materiality assessment and scenario analysis, these locked-in emissions do not constitute a material transition risk and are not expected to jeopardize the achievement of our GHG emission reduction targets, as our emissions reduction pathway does not rely on the early retirement of assets and is mainly driven by operational measures, energy sourcing decisions, process optimization and procurement choices within existing asset lifecycles.

We are not excluded from the Paris-aligned Benchmarks.





ESRS 2 IRO-1

The scenario analysis that was conducted identified both transition and physical risks and opportunities and informed our double materiality assessment. For more information about our double materiality assessment, we refer to the ESRS 2 section. In addition, the screening of our activities to understand actual and potential future sources of greenhouse gas emissions in our own operations and along the value chain was an implicit part of our double materiality assessment, GHG inventory, climate scenario analysis and dedicated emissions modelling until 2030. Last, no critical climate-related assumptions were made in the financial statements.

Methodology & Context

In the face of a rapidly changing climate, it is necessary for our business to proactively assess and respond to the risks and opportunities that arise from climate change. This scenario analysis aims to provide a comprehensive overview of physical risks, transition risks, and opportunities under four distinct scenarios and was conducted in 2025:

- **Scenario 1** aligns with the transition to a sustainable economy, limiting global warming to 1.5 °C. It matches the net zero 2050 scenario of Business for Social Responsibility, highlighting the benefits of stringent mitigation efforts to achieve this goal.
- **Scenario 2** envisions a temperature increase of 2 °C, reflecting moderate climate action. It relates to a delayed transition, gauging potential risks and benefits of moderate mitigation effort.
- **Scenario 3** represents insufficient climate efforts, leading to a temperature rise of 3 °C. It aligns with current policies, indicating the consequences of failing to implement adequate mitigation measures.
- **Scenario 4** considers a worst-case scenario with temperature increases exceeding 4 °C. It underscores the severe consequences of inaction and the importance of urgent climate action.

It is important to note that this scenario analysis focuses on the longer term (up to 2050) and covers our entire company.

Each scenario presents its own set of challenges and opportunities, necessitating strategic adaptations to ensure resilience and long-term success. By understanding these potential futures, we can better strategize and build resilience against the adverse effects of climate change while capitalizing on emerging opportunities.

Constraints & Limitations

There are several constraints in these scenarios:

- The future outlook is unknown, and we cannot predict with certainty which scenario might become a reasonable representation of the future.
- Global warming levels are uncertain due to factors such as climate sensitivity, carbon cycle feedback, and natural variability.
- This analysis cannot foresee global events such as pandemics or large-scale natural disasters.
- Regional changes and risks may not align with global averages, making it difficult to generalize findings. For instance, impacts like heatwaves or floods are location-specific and depend on multiple interacting factors.

Moreover, the scenarios presented do not explicitly address social impacts of climate change, as the focus was primarily on the implications for ESRS E1. However, the social aspect has been and will continue to be significantly affected. Climate change has already caused widespread adverse impacts and related losses and damage to nature and people, which are unequally distributed across systems, regions, and sectors. Individual livelihoods have been affected through, for example, destruction of homes and infrastructure, loss of property and income, health issues, and food security, with adverse effects on gender and social equity.





Scenario Outcomes

Based on the climate scenario analysis, we identified key transition events, including tightening climate related regulation, increasing energy prices, rising customer and investor expectations for low carbon solutions, and technological shifts required to support a transition to a climate neutral economy. Our business activities were qualitatively screened for exposure to these transition events at activity level rather than at individual asset level, without explicitly considering the likelihood, magnitude and expected duration of the identified transition events. This assessment indicates that while our assets are not inherently carbon intensive, several business activities are dependent on energy and material inputs and will require ongoing technological development, process optimization and innovation to remain compatible with a climate neutral economy. Based on our DMA and qualitative screening of locked-in emissions, no assets or business activities were identified as fundamentally incompatible with the transition; however, achieving alignment will require sustained efforts in energy efficiency, renewable energy sourcing, material efficiency and the development of sustainable applications over time.

Scenario 1



1.5°C

In this scenario, the primary focus is on stringent climate action to limit global warming to 1.5 °C. This transition will result in increased operational costs, high carbon taxes, and stringent reporting requirements under the CSRD and similar regulations worldwide. We must therefore prioritize reducing carbon emissions, introducing renewable energy sources, and enhancing waste and packaging management efficiency. Opportunities in this scenario include selling byproducts, reducing overall waste, and strengthening recycling processes. Water use and conservation regulations may require more stringent water policies, while higher energy prices will drive increased use of green energy. Resource use restrictions present both a challenge and an opportunity to develop sustainable materials and products.

Scenario 2



2°C

Under a 2°C increase, gradual tightening of regulations will lead to medium-term compliance costs and increased reporting complexity. We must adapt to shifting consumer preferences towards low-carbon products and manage disruptions in international trade due to uneven climate policy adoption. Insurance market volatility could become a material consideration. By demonstrating proactive adaptation, we can increase stakeholder trust and investor interest, while developing new business opportunities through sustainable practices and product innovations.

Scenario 3



3°C

In this scenario, regulatory uncertainty and geopolitical influences may cause scarcity, unavailability, and price fluctuations in raw materials. We must strive for self-sufficiency and ensure resource efficiency, particularly in water and plastics. Gradual adoption of building codes and renewable energy incentives will necessitate infrastructure investments. Loss of investor confidence in carbon-intensive industries can be mitigated by showcasing sustainability efforts through CSRD compliance and creating a strong market position in sustainability. Growing consumer awareness may drive demand for recycled resources and take-back schemes, presenting opportunities for market positioning and business growth.

Scenario 4



4°C

A worst-case scenario with temperature increases exceeding 4 °C will result in limited policy coherence and reactive regulatory interventions. Water and resource scarcity may require innovations in product development to meet escalating societal needs.

Physical Risks

We investigated which of our offices are in high-risk regions using publicly available resources such as WWF or Aqueduct. At this point, no climate-related hazards require additional effort, but we will keep monitoring them through our scenario analyses that is conducted every three years.



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

ESRS 2 SBM-3

All material climate-related risks, as determined by our DMA, are transition risks.

The resilience analysis was an extension of our scenario analysis conducted in 2025 by the sustainability team and approved by our chief strategy and technology officer. It includes our entire company and the relevant upstream and downstream value chain. We did not exclude any risks in our resilience analysis.

The resilience analysis indicated the below strategic priorities, which were identified across the different scenarios. It is important to state that all priorities depend heavily on how the scenarios unfold, and some may become irrelevant.

Topic	Priorities
Water stress	Develop water conservation strategies and invest in technologies to reduce water usage.
	Establish water usage benchmarks and monitor consumption regularly.
Insurance	Annually review and update insurance policies to ensure comprehensive coverage, particularly for offices in high-risk areas.
	Consider climate-specific insurance policies that cover extreme weather events.
Material efficiency	Enhance production efficiency by reducing waste, scrap and support structures, by reusing materials, and transitioning to non-virgin or alternative materials where feasible.
GHG emissions	Reduce GHG emissions by acting on reduction levers.
	Implement a carbon offset program to compensate for unavoidable emissions.
Supply chain	Conduct (annual) risk assessments of suppliers and develop contingency plans.
	Foster strong relationships with key suppliers to ensure collaboration during disruptions.
Energy use	Invest in green energy sources to reduce carbon footprint and energy costs. Ensure a good mix to avoid reliance on one single form of renewable energy.
Consumer choice	Assess and understand the importance of different sustainability considerations in the consumer's decision-making.
Legislation	Assess and understand the requirements of the different sustainability legislation in the regions we're present.
Target group	Bring our product offering to less privileged patient groups.

Based on our scenario and resilience analyses, we can adapt our strategy and business model to climate change over the short, medium, and long term. Climate considerations are integrated into our business strategy, transition plan and investment decisions.



We can upgrade or redeploy assets through investments in renewable electricity and process optimization. Our products and services portfolio can shift towards lower-carbon solutions, supported by software-driven improvements, material efficiency, and the substitution of materials with lower-carbon, renewable or easier recyclable alternatives. Future growth is expected to be increasingly driven by software and digital solutions with limited carbon intensity.

We have the ability to adapt workforce skills in line with our evolving business model and priorities. Ongoing access to finance at an affordable cost of capital is supported by our near-term Paris-aligned targets, SBTi approval, CSRD compliance, and the integration of sustainability criteria into CAPEX and governance processes.

E1-2 Policies

Our policies are designed to manage our material climate-related impacts, risks and opportunities identified through the double materiality assessment.

Our CO_2e-emissions management procedure, as an integral part of our broader transition plan, establishes company-wide objectives and management principles for reducing greenhouse gas emissions across Scope 1, 2, and 3. This helps manage our material climate impact of greenhouse gas emissions from our own operations and value chain. It applies to all our entities and assigns clear responsibilities. Implementation is ensured through established procedures for emissions accounting, office-level decarbonization action cycles, and progress monitoring, under the oversight of the sustainability board.

While we do not have a standalone or formal energy efficiency policy, we consider that our approach to energy efficiency is sufficiently covered through our overarching Materialise Management Systems Policy, applying to all our entities, in which we commit to minimizing our environmental footprint through efficient water and energy use. This policy addresses material energy-related risks, including exposure to energy price volatility, while enabling opportunities related to energy efficiency, operational cost reduction and improved resource efficiency across our operations. The accountability for the policy lies with our COO, and its principles guide operational and investment decisions. Monitoring is conducted through corporate management reviews and the sustainability board.

We do not have a standalone or formal renewable electricity policy, but renewable electricity procurement in our production offices is mandated through executive management directives issued by the COO, which define responsibilities and implementation mechanisms. These directives are considered sufficient and support the management of our material greenhouse gas emission impacts and energy-related risks, while enabling opportunities linked to renewable electricity generation.

Last, we do not currently maintain a standalone climate change adaptation policy; adaptation considerations are addressed through corporate risk management at executive committee level, and climate scenario analysis and resilience analysis at sustainability board level. As climate change adaptation is currently not a material topic for us, there is no need for a policy.



E1-3 Actions

Renewable Energy & Energy Efficiency

At our headquarters, a € 1.56 million solar park built in 2025 now generates over 40% of the site's electricity needs, significantly reducing reliance on external energy sources and lowering Scope 3 emissions by over 40 tonnes (t) of CO_2eq.

In the same year, we completed a climate-smart CNC machining facility in Germany, incorporating an innovative CO_2-neutral climate control system with reversible heat pumps, 80% heat recovery, and 36% on-site solar power. Designed to maintain high accuracy in CNC machining through stable temperature conditions, the system circulates 110,000 m³/h of air three times per hour.

We also continued our transition to electric company cars: over 50% of our fleet at HQ are now EVs, increasing our total electricity consumption, but lowering the emissions from our company cars. We will maintain our electrification efforts and further reduce company-car-related CO_2 emissions.

Raw Materials & Product Innovation

Low-carbon PA12

In 2025, we switched our standard PA12 material used in Selective Laser Sintering (SLS) to a carbon-reduced version. This change became operational in the first quarter of 2025 and is part of our efforts to reduce the climate impacts of our raw materials. The carbon footprint of the carbon-reduced powder is 39% lower, translating into annual savings of over 450 tCO_2e.

Carbon Calculator

The main goal of this project was to create a practical tool that helps both the organization and our clients understand the amount of carbon emission arising from the production of 3D-printed products. The calculator aims to make environmental impact visible and easy to interpret so that users can make informed, sustainable choices.



Employee engagement

In 2025, we implemented a set of employee engagement actions to support the delivery of our climate transition plan and climate-related policy objectives. Climate change, energy use and emissions reduction were key themes in company-wide internal communications throughout the year, including targeted articles and updates shared with all employees on progress, actions and expectations related to sustainability and climate performance. At corporate level, we organized a Sustainability Week in 2025, during which climate change mitigation and energy topics featured in the narrative, complemented by local sustainability days across offices with concrete initiatives and activities tailored to local contexts. In addition, a company-wide voluntary sustainability training course was launched in 2025, covering all sustainability dimensions to build awareness, strengthen employee understanding of our targets and transition plan, and support behavioral change in daily operations. These actions applied across all geographies and business units and contributed to embedding climate objectives into the organization and supporting the achievement of emissions reduction targets.

2025 Achievements

To implement our transition plan, we operate on a rolling two-year cycle to set tangible greenhouse gas (GHG) emission reduction targets at an office level, monitor progress, and measure outcomes under oversight of the sustainability board. Our first cycle covered 2023–2025, with a target to reduce 1,419 tCO_2e. We exceeded this goal, achieving a total reduction of 1,539 tCO_2e across our operations. Our next cycle (2026–2028) is currently being set up, so future quantitative contributions coming from the abovementioned levers will be reported once plans are finalized.

In the 2023–2025 cycle, the two key decarbonization levers included:

- Raw material efficiency and substitution – The largest reduction driver, avoiding approximately 1219 tCO_2e, far surpassing the planned 874 tCO_2e. This was achieved through sourcing optimization, material substitution, and process improvements to reduce demand for high-emission inputs.
- Vehicle and upstream vehicle improvements – Reductions totaled 204 tCO_2e in direct vehicles and 50 tCO_2e in upstream vehicle-related emissions, exceeding planned contributions. The main reason was electrification of vehicles.

Compared to our baseline, we have reduced our total scope 1, 2 and 3 CO_2e emissions by 30.5%.

Future Actions

Future actions will be implemented primarily through the next rolling decarbonization cycle (2026–2028) and subsequent planning periods, under oversight of the Sustainability Board. Key future actions include further improvements in raw material efficiency and substitution, continued electrification of the company vehicle fleet, expansion of renewable electricity sourcing and on-site generation where feasible, and ongoing process optimization and energy efficiency investments in production and non-production sites.

The scope of these future actions covers all global operations and business units. Time horizons vary by action: operational and procurement-related measures are expected to be implemented within the 2026–2028 cycle, while portfolio shifts, software-driven efficiencies and further decarbonization of key assets extend into the medium to long term. Quantitative targets and expected emissions reductions for the next cycle are currently not fully quantified yet and will be disclosed once the action plans are approved. Progress on future actions will be monitored through the sustainability board and disclosed in subsequent reporting periods.



E1-4 Targets

We have set two climate-related targets under its sustainability roadmap, which are currently the only formal targets adopted in relation to E1. These targets were approved by the Sustainability Board and are aligned with the company's climate-related policies and transition plan. At this stage, we have not adopted additional disaggregated targets. For more information about future actions and their contribution to our targets, we refer to section E1-3. Currently no target values are set for 2030 and 2050.

GHG emission reduction target (near-term)

We commit to reduce absolute Scope 1, Scope 2 and Scope 3 GHG emissions by 55% by 2029, compared to a 2019 baseline. The target applies to all global operations and business units and covers the full value chain, and no significant assumptions were taken. It is an absolute target, measured in tCO_2e, and is Science Based Targets initiative (SBTi)-approved, based on the absolute contraction method and defined in accordance with the Greenhouse Gas Protocol. Progress is monitored annually through the market-based corporate carbon footprint measurement. No changes to the target or methodology were made during the reporting period. This target is part of the roadmap that was approved by the sustainability board. Compared to our baseline, we have currently reduced our total scope 1, 2 and 3 CO_2e emissions with 30.5%, in line with what we expected and we remain committed to achieve the targets through our policies, plans and actions as outlined above. More information about decarbonization levers can be found in section E1-3.

Climate neutrality ambition

In addition, we aim to work towards climate neutrality by 2030 as part of our company's 2030 roadmap. This is a strategic ambition supporting the transition plan and complements the SBTi-approved near-term target, but this target is not externally validated nor compatible with limiting global warming to 1.5 degrees Celsius. No specific scenarios or assumptions were taken into account when setting the target, and it was set as part of our 5-year strategic plan for 2025-2030,

involving all management. It applies to all global operations and business units, covers the full value chain and all our total scope 1, 2 and 3 CO_2e emissions. Progress is monitored annually through the corporate carbon footprint and the obtained offsetting credits. We have not obtained any offsetting credits yet and we remain committed to achieve the targets through our policies, plans and actions as outlined above. This target is not approved or validated by an external body. For more information on progress, we refer to section E1-7.

Baseline

Our 2019 baseline reflects actual recorded Scope 1, 2 and 3 emissions for all activities covered, without adjustments or normalization. It was selected as a typical operational year without extraordinary external factors that would materially influence GHG emissions, ensuring it faithfully represents our activities and serves as a reliable reference point for measuring progress.

Our methodology for calculating emissions across categories has remained consistent, except for end-of-life products, where a more accurate method is now applied. Some emission sources also benefit from improved calculation methods today due to better data availability.

Limitations in our baseline may include sporadic missing data points, as the scope and detail of our reporting has expanded over the years. All baseline data can be found in section E1-6.

Overall, the baseline provides a robust foundation for tracking progress toward our GHG reduction targets, while recognizing the evolution of our data collection and reporting practices.



Environmental information continued

E1-5 Energy

We apply the same consolidation approach and operational boundaries for energy consumption as for greenhouse gas (GHG) emissions. All energy consumption related to operations under our operational control is included, ensuring completeness, consistency and transparency. Energy data is collected across all offices as part of the annual carbon footprint calculation, and more details can be found under E1-6.

Energy data

Energy consumption and mix		2025
-1	Fuel consumption from coal and coal products (MWh)	0
-2	Fuel consumption from crude oil and petroleum products (MWh)	2,056.88
-3	Fuel consumption from natural gas (MWh)	5,299.15
-4	Fuel consumption from other fossil sources (MWh)	0
-5	Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources (MWh)	1,431.01
-6	**Total fossil energy consumption (MWh) (calculated as the sum of lines 1 to 5)**	**8,787.04**
Share of fossil sources in total energy consumption (%)		35.5
-7	Consumption from nuclear sources (MWh)	0
Share of consumption from nuclear sources in total energy consumption (%)		0
-8	Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.) (MWh)	33.48
-9	Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)	15,310.42
-10	The consumption of self-generated non-fuel renewable energy (MWh)	621.33
-11	**Total renewable energy consumption (MWh) (calculated as the sum of lines 8 to 10)**	**15,965.23**
Share of renewable sources in total energy consumption (%)		64.5
Total energy consumption (MWh) (calculated as the sum of lines 6, 7 and 11)		**24,752.27**
Energy intensity (total energy consumption in MWh per million euro net revenue)		**92.50**

For data not available in MWh, we converted units using established conversion factors from the IEA and IPCC reports.



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

For all electricity where no contractual agreements are available, we assumed it to be 100% from fossil fuel sources. In addition, we cannot distinguish between high climate impact sectors and non-high climate impact sectors for certain activities, so the data represented in rows 1-5 is for the entire company. The energy intensity is also calculated for the entire company and the net revenue is taken from the Consolidated Financial Statements - Consolidated Income Statements line 'revenue'. The metrics have not been validated by another external body than the assurance provider.

E1-6 Gross Scopes 1, 2, 3 and Total GHG Emissions

Consolidation approach

We use the operational control approach for emissions accounting. All emissions to be reported under the operational control approach are included in this report, ensuring completeness, accuracy, and adherence to the Greenhouse Gas Protocol principles.

Operational boundaries

We adopted the Greenhouse Gas Protocol as the primary framework for calculating our carbon footprint. We abide by the principles of relevance, completeness, consistency, transparency and accuracy as outlined in the Greenhouse Gas Protocol. We have mapped our full value chain for our greenhouse gas emissions, including Scope 3, ensuring that tier 1 suppliers and other relevant value chain operations are accounted for in our calculations.

We include all three scopes of emissions and look at all greenhouse gases (CO_2, CH_4, N_2O, HFCs, PFCs, SF_6 and NF_3):

- **Scope 1 (direct emissions):** Emissions from gas consumption, fuel combustion, company vehicles and cooling.
- **Scope 2 (indirect emissions):** Emissions related to purchased electricity and heating.
- **Scope 3 (other indirect emissions):** Emissions from upstream and downstream activities, including categories 1-7, 9 and 12. There are no emissions to be reported under the minimum boundaries of category 8, 10, 11 and 13-15.

There are two exclusions to be mentioned, which are, according to the principles of relevance and completeness in the Greenhouse Gas Protocol, consistent with the best practices for emissions reporting:

- **Outsourced production:** Around two percent of our revenue is generated through outsourced production (steps), which is projected to further decrease. Outsourced production occurs when additional production capacity is needed for our additive manufacturing operations. The raw materials consumed are minimal, and only a small proportion of the total cost factor, as most of the price paid to the suppliers is linked to the use of their technology, software, IP and services. Therefore, this emission source is below the threshold of significance and is excluded.
- **Capital goods – buildings:** We exclude construction/renovation costs of under 50.000 euro as these amount to just below 15t of CO_2e, which is less than 0.01% and well below the threshold of significance.



Total GHG emissions by scope

GHG emissions table	Base year	2024	2025	% N/N-1	2029	Annual % target/ Base year
Scope 1 GHG emissions						
Gross Scope 1 GHG emissions (tCO$_2$eq)	2,017	1,992	1,742.5	-13%	907.65	
Percentage of Scope 1 GHG emissions from regulated emission trading schemes (%)	0	0	0			-8%
Scope 2 GHG emissions						
Gross location-based Scope 2 GHG emissions (tCO$_2$eq)	4,463	5,119	4,951.7	-3%		
Gross market-based Scope 2 GHG emissions (tCO$_2$eq)	4,463	353	328.1	-7%	2008.35	
Significant Scope 3 GHG emissions						-8%
Total Gross indirect (Scope 3) GHG emissions (tCO$_2$eq)	17,567	20,653	14,637,8	-29%	7905.15	
1 Purchased goods and services	4,476	4,078	3,061.4	-25%		-8%
2 Capital goods	3,572	9,563	4,652.4	-51%		
3 Fuel and energy-related activities (not included in Scope 1 or Scope 2)	1,410	888	919.4	4%		
4 Upstream transportation and distribution	1,056	1,413	1,922	36%		
5 Waste generated in operations	385	507	557,2	10%		
6 Business travel	3,250	1,760	1,189	-32%		
7 Employee commuting	2,583	1,672	1,937.4	16%		
8 Upstream leased assets	65	62	0	-100%		
9 Downstream transportation and distribution	0	5	0	-100%		
12 End-of-life treatment of sold products	770	705	399	-43%		
Total GHG emissions (location-based) (tCO$_2$eq)	24,047	27,764	21,332	-23%		
Total GHG emissions (market-based) (tCO$_2$eq)	24,047	22,998	16,708	-27%	10,821.15	
Total GHG emissions (location-based, in t CO$_2$e per mil euro net revenue)	122.25	104	80	-23%		-8%
Total GHG emissions (market-based, in t CO$_2$e per mil euro net revenue)	122.25	86	62	-28%		

The emissions intensity is calculated for the entire company and the net revenue is taken from the Consolidated Financial Statements – Consolidated Income Statement line 'revenue'.





Under our scope 1, we have one location where biofuels are used for company cars, responsible for 1.84t of CO_2eq. These scope 1 emissions are not included in the above table, but the relevant scope 3 emissions are included under scope 3 category 3. The CH4 and N2Oemissions of this source are 2.6kg and 2.7kg respectively.

The difference in scope 2 location- and market-based calculations can be explained by our significant investments into the purchase of renewable electricity, backed by green origin certificates, for our operations across Belgium, the Czech Republic, France, Germany, Poland, and the USA.

Methodology and emission factors (EFs)

Our sustainability management system outlines the data we collect for every office.

Scope 1

Company facilities

- **Combustion and cooling:** We use activity-based metrics such as MWh, GJ, tonnes or kg across our operations. The EFs used are provided by our accounting software, which helps select the best available EF based on the year and the location of the office. The most common EF used for natural gas is ADEME's 2018 Natural Gas EU EF, which was chosen as the best-suited for offices where no more recent location-specific EFs were available. For cooling, the EFs used are from 2024 or 2025 from CO_2emissiefactoren.nl.

For some (small) offices there is no data available. We use an estimation of 4.666 kWh per employee on an annual basis, based on some of our offices with available data.

Company vehicles (owned and leased)

- We use activity-based metrics such as km driven, or liters of fuel used across our operations. Spend-based metrics or estimations are used only when no direct activity data is available. The EFs used are provided by our accounting software, which helps select the available EF based on the year and the location of the office. The most commonly used EF for company vehicles is ADEME's 2021 Passenger Car with Average Motorization EU.

Scope 2

Electricity

- In the market-based approach, we use supplier-specific EF for all offices on zero emissions renewable electricity. For all other offices we use location-based EFs on a country level. In the location-based approach, we use location-based EFs on a country level for all offices. The EFs are from the IGES and IEA database and are country-specific.

For some (small) offices there is no data available. We use public information from the Odyssee-Mure project to account for an average electricity consumption of 4.126 kWh per FTE per office.

Heating

- We use activity-based metrics such as GJ or kWh across our operations. The EFs used are provided by our accounting software, and for heating grid the most common EF used is the 2023 average heat grid EF from **CO_2emissiefactoren.nl**.

Scope 3

No supplier-specific EFs are used unless specified.

Purchased goods and services (cat 1)

- **Raw materials:** We use activity-based metrics like kg or quantity of raw materials purchased for almost all emissions. The EFs used are provided by our suppliers whenever available, which is the case for 41.7% of these emissions. If no supplier-specific EFs are available, our accounting software helps select the best available EF based on the raw material.
- **Packaging:** We use activity-based metrics like kg or quantity of packaging purchased for almost all offices. For our ACTech subsidiary, we used spend-based data to calculate the emissions. The EFs used are provided by our accounting software, which helps select the best available EF. The most commonly used EFs for packaging are the ADEME 2014 average plastic and the FEFCO 2021 corrugated cardboard EFs.



- **Water:** We use activity-based metrics like liter for almost all our emissions. The EF used is the 2023 Ecoinvent EU tap water EF. For some (small) offices there is no data available. We use public information from government sources to account for an average water consumption of 11.6 cubic meters per FTE per office.
- **Services:** Cloud emissions are provided directly by the supplier.

Capital goods (cat 2)

- **Buildings:** We use spend-data to estimate the emissions in this category. The EF used for capital goods - buildings is ADEME's 2025 Construction EF.
- **Machinery:** We use spend-data to estimate the emissions in this category. The EF used for machinery and equipment is ADEME's 2025 Machinery and equipment EF.
- **Vehicles:** We account 5.5t of CO_2e per car purchased, irrespective of the type. The EF used for vehicles is ADEME's 2015 Automotives and other vehicles global EF.
- **IT equipment (laptops and servers):** a list of purchased IT equipment is obtained. EFs are obtained directly from the supplier for 100% of these emissions.

Fuel- and energy-related activities (cat 3)

- **Upstream emissions of purchased fuels:** The emissions are automatically generated by our accounting software, based on scope 1 data.
- **Upstream emissions of purchased electricity:** The emissions are automatically generated by our accounting software, based on scope 2 data.
- **Transmission and distribution losses:** The emissions are automatically generated by our accounting software, based on scope 2 data.

Upstream transportation and distribution (cat 4)

- **Inbound transportation:** We use the activity-based metrics of total t.kms. The EFs for inbound transport are from ADEME (for global road transport, 2021) and from FEFCO (for EU air freight, 2021).
- **Outbound transportation:** In some offices we use the activity-based metrics of total t.kms. In most of our offices, we use spend-data. The EF used is 0.38 kg CO_2e/EUR, calculated with validated activity and spend data for 2023 from the main supplier.



Waste generated in operations (for non-production offices) (cat 5)

- Waste in the offices is calculated based on the headcount and FTE presence in the office and the average waste produced by an office worker. The EFs used are provided by our accounting software, which helps select the best available EF.

Waste generated in operations (for production offices) (cat 5)

- We use activity-based metrics like kg or quantities for all production offices, except for the USA office, where we use a combination of activity- and spend-based metrics. The EFs used are provided by our accounting software, which helps select the best available EF.

Business travel (cat 6)

- **By air:** We track the exact amount of passenger kms flown per office. ICAO emission factors are used.
- **By train:** We track the exact amount of passenger kms traveled per office. The EFs used are provided by our accounting software, which helps select the best available EF based on the year and the location of the office.
- **By car:** We track the exact amount of passenger kms traveled per office if data is available. The EFs used are provided by our accounting software, which helps select the best available EF based on the year and the location of the office.
- **By bus:** We track the exact amount of passenger kms traveled per office, but this is only occurring in Ukraine. The EFs used are provided by our accounting software, which helps select the best available EF based on the year and the location of the office.

Employee commuting (cat 7)

- **Commuting:** we use activity data from HR systems if available. If not, we use survey data or estimations. The EFs used are provided by our accounting software, which helps select the best available EF based on the year and the location of the office. The most commonly used EF for employee commuting by car is ADEME's 2021 Passenger Car.

- **Total number of employee days worked from home:** we use activity data from HR systems if available. If not, we use survey data or estimations. The EF used is the ADEME estimation for the EU, with 2.05kg of CO_2e per day worked from home.

Downstream transport (cat 9)

- **Outbound transportation:** We use the activity-based metrics of total t.kms. The EFs used are provided by our accounting software, which helps select the best available EF based on the year and the location of the office.

End of life of sold products (cat 12)

- **Products:** We use activity-based metrics, such as the quantity of products produced, or we estimate the quantity of products produced based on the raw materials. The EFs used are provided by our accounting software, which helps select the best available EF based on the year and the location of the office. The most common used EF for end-of-life is ADEME's 2014 global Plastic incineration with energy recuperation.

Scope 3 emissions have been screened across all 15 categories as defined by the GHG Protocol Scope 3 Standard. Categories 8, 10, 11 and 13–15 were assessed as not applicable within their minimum boundaries based on our operations. As a result, the following categories are not included in the quantified Scope 3 footprint.

Scope 1: process emissions

The nature of our operations does not involve any processes that emit greenhouse gases directly. We do not conduct industrial activities such as chemical production, cement manufacturing, or other processes.

Scope 3: upstream leased assets (cat 8)

We do not have any upstream leased assets.



Scope 3: processing of sold products (cat 10)

Our products are typically end products or components that require minimal assembly by third parties. They do not undergo further processing or transformation that would result in significant emissions.

Scope 3: use of sold products (cat 11)

Our sold products do not directly emit greenhouse gases during their use phase. While some products may be incorporated into systems or equipment that emit emissions, their role is minor and non-critical.

For our software products, all emissions related to cloud and server usage are included in our scope 3 category 1 under services (for subcontracted cloud and servers) or scope 2 electricity (for on-prem servers).

Scope 3: downstream leased assets (cat 13)

We do not have any downstream leased assets.

Scope 3: franchises (cat 14)

We do not operate any franchises or franchise networks.

Scope 3: investments (cat 15)

We do not hold any investments that would result in reportable emissions under this category.

Data quality and verification

Data quality

As per our sustainability management system, data collection occurs in January and is a combined effort of the different departments and sustainability ambassadors across our offices. The data collection is managed by the Sustainability Lead, and Futureproofed is used as a central database for all data and evidence. Data can be directly uploaded to the system by ambassadors, or it can be provided to the Sustainability Lead to input in the system.

The Sustainability Lead validates the data through the designated functionality on Futureproofed. For datapoints to receive a 'validated'-status, the Sustainability Lead verifies that the data is correct through the below checks:

- The 'activity'-tab to review who did what
- The 'history'-tab to review the trend of the data
- The 'data'-tab to review the type, subtype, unit, value, notes and attachments
- Special attention is given to the choice of the EF, with specificity, geographical relevance, a reliable source and recency as key criteria. Futureproofed always recommends an EF, which is considered against the set criteria, but it can be decided to not use the suggested EF if a better alternative is available.

If any parameter in an emission source is changed by the Sustainability Lead or an ambassador, the data automatically loses its validation status in the system, requiring revalidation.

E1-7 GHG removals and GHG mitigation projects financed through carbon credits

For the reporting year 2025, we did not have any GHG removal projects in place nor did we cancel or use carbon credits that meet the definitions and requirements of ESRS E1-7. While we financially supported a peatland restoration initiative in the Drevlyanskyi Nature Reserve in Ukraine during 2025, this project was in a development and preparation phase and did not yet result in verified GHG removals or certified carbon credits during the reporting period. As such, no GHG removals or carbon credits are reported under E1-7 for 2025. The project is intended to contribute to future carbon sequestration and potential carbon credit generation once restoration activities are completed and methodologies are validated, and its progress will be reassessed for reporting in future periods.

E1-8 Internal carbon pricing

We have no formal carbon pricing in place but are investigating if and how to implement it in the future.



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

IRO Table

All climate-related risks identified in our DMA are transition risks. For our medical business unit, there are no material IROs for the sustainability matter 'Greenhouse gas emissions'. Despite this, we deem GHG emissions as an important, and material, sustainability matter for the entire company. Under 'Type', O means opportunity, R means risk, API means actual positive impact, ANI means actual negative impact, PPI means potential positive impact, and PNI means potential negative impact.

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
All BUs	O	Energy	**Ownership of our own electricity generation:** Generating our own electricity could reduce costs and improve efficiency.	ST, MT, LT	OO
MFCT, MED	R	Energy	**Price increase of energy (if short supply):** Energy shortages could increase costs of energy due to scarcity.	ST, MT, LT	VC (US)
SFT	O	Greenhouse gas emissions	**Business opportunity of distributed manufacturing:** Supporting distributed manufacturing could enable more demand from customers for our products.	ST, MT, LT	VC (DS)
SFT	O	Greenhouse gas emissions	**Business opportunity of software enabling efficient end-to-end AM cycle:** Efficient AM software could appeal to customers aiming to lower operational costs and inefficiencies.	ST, MT, LT	VC (DS)
SFT	PPI	Greenhouse gas emissions	**Distributed manufacturing through CO-AM:** Supporting distributed manufacturing could enable customers to cut transport-related emissions.	ST, MT, LT	VC (DS)
SFT	PPI	Greenhouse gas emissions	**Software enabling efficient end-to-end AM cycle:** Providing efficient end-to-end AM software could reduce emissions in customer production.	ST, MT, LT	VC (DS)
MFCT	PPI	Greenhouse gas emissions	**Replace plastics with more sustainable materials:** Switching to more sustainable materials could lower emissions across the supply chain.	ST, MT, LT	VC (US)
MFCT	ANI	Greenhouse gas emissions	**Contribution to climate change by emitting GHG (GHG):** GHG emissions from our operations and suppliers are contributing to climate change.	ST, MT, LT	OO, VC (US)

Omissions Register – ESRS Disclosure Requirements

Disclosure Reference	Description	Reason
E1-1_08 – E1-1_11	Objectives and plans (including CapEx and OpEx) for aligning economic activities with climate criteria, and significant CapEx for coal-, oil-, and gas-related economic activities	Not applicable
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	NA – quick fix



E3 – WATER

Based on our double materiality assessment, we found that the topic of 'water' is only material for our medical business unit. Therefore, all disclosures made are applicable only to our medical business unit, unless otherwise specified. Our medical production sites are our HQ in Belgium and our sites in the USA, Brazil, France and Japan.

Our comprehensive, annual calculation of our carbon footprint and climate scenario analysis complemented by an ad hoc evaluation of water risk using WWF's water risk filter for our production sites serve as key mechanisms to review our assets and activities and associated impacts, and provide indications of potential risks and opportunities linked to water. Through the annual carbon footprint calculation, we obtain a comprehensive overview of the water used across our own operations. In the context of the DMA, we did not conduct direct consultations with affected communities. However, consultations were carried out indirectly through representatives, including an industry association and university researchers.

E3-1 Policies

Our Management System Policy includes water management as part of our resource efficiency approach. As an integral element of our ISO 9001 and ISO 14001 compliance, the policy references "efficient water and energy use" as a priority and commitment across all our operations. By using water efficiently, we reduce our exposure to water shortages and related financial impacts, while also limiting the pressure our operations place on local water resources. The accountability for the policy lies with our COO, and its principles guide operational decisions. Water consumption is monitored on an annual basis across all sites as part of our management review. We also operate in strict compliance with all regulations and permit requirements governing water use.

Within medical operations, water is primarily used for cleaning medical devices that must meet cleanliness requirements defined by regulation, and in Brazil also for water cutting. No considerations on product design related to water are integrated in our policies as water use is essential for ensuring the cleanliness and safety of implants and surgical instruments and we cannot jeopardise product quality and patient safety. In Japan and France there is no production-related water consumption.

In Belgium, Brazil and the USA, to meet regulatory requirements, we operate a water treatment system that reprocesses sourced water to higher purity, and cleaning machinery that uses this treated water. The wastewater from cleaning is collected and reprocessed by a third party.

Our HQ in Leuven is in an area designated for drinking water production and of high-water stress.

E3-2 Actions

We undertake actions to reduce the need for water, both mitigating the negative impact and the risk. However, water use and sourcing are determined by the nature of our business and driven by external requirements. In Belgium, in the setup of our system, we took measures to reduce sourcing of water and water pollution, like:

- Two stage reverse osmosis units to minimise water losses.
- Recovery of purified water for reuse after the cleaning process through our water treatment system.

Alternative actions include the collection of rainwater at our facilities in Brazil and Belgium for use in flushing toilets, and in Brazil, the reuse of production water for irrigation of company-owned property.

At our HQ site in Belgium, located in an area of high-water stress, we follow a facilities master plan in which efficient wastewater management is a key component. Actions focus on reducing volumes and optimising how processing entities manage this wastewater.



All actions disclosed are in place during 2025 and ensure that we are as efficient as possible with our water, as outlined in our Management System Policy.

The implementation of water-related actions does not have nor require a dedicated or earmarked CAPEX or OPEX budget. The measures described are embedded in normal operational practices and facility investment decisions and are implemented as part of standard site management and process optimization.

E3-3 Targets

We have not adopted water consumption reduction targets for our medical production, as water use is essential for ensuring the cleanliness and safety of implants and surgical instruments and we cannot jeopardise product quality and patient safety. Therefore, no voluntary water targets have been set so far, but we will further investigate the adoption in 2026.

To track the effectiveness of our policy and actions, water consumption (in cubic meter) is monitored on an annual basis across all sites since 2025 as part of our corporate management review. There is currently no defined level of ambition to be achieved.

E3-4 Metrics

Annual water consumption is tracked at site level, reported and evaluated against operational needs on an annual basis.

The data reported in the table for metric one, three and four is for all our facilities (production and non-production, not limited to the medical business unit). For metric two 'total water consumption in areas at water risk' we report on production sites in our medical business unit located in high-water stress areas, which is only the site in Leuven, Belgium. The assessment was performed with the World Resources Institute's Aqueduct Water Risk Atlas to determine future water stress for every site, defined as 'an indicator of competition for water resources and defined informally as the ratio of demand for water by human society divided by available water'. We applied the most pessimistic scenario for the year 2030. Sites classified as being in areas of "high" or "extremely high" water stress (resp. ≥40% and ≥80%), were considered water-risk areas. Based on this assessment, the Leuven (Belgium) production site was identified as being in an area of extremely high-water stress and is therefore included in the scope of metric.

For 86% of our total water consumption, data is derived directly from supplier invoices or on-site meter readings. For the remaining 14% of total water consumption, no direct data is available. This portion is therefore estimated using a consumption factor of 11.6 m^3 per full-time equivalent per year, based on publicly available data from the U.S. Environmental Protection Agency, and reflects typical office-related water uses such as toilets, sinks, kitchens, office cleaning and other miscellaneous consumption. The latter is the only limitation in our methodology for the metrics disclosed below.

1	Total water consumption (m^3)	18,368
2	Total water consumption in areas at water risk (m^3)	2,238
3	Total water stored (m^3)	0
4	Water intensity (m^3/mil euro revenue)	68.6

The water intensity is calculated for the entire company and the net revenue is taken from the Consolidated Financial Statements - Consolidated Income Statements line 'revenue'.

Total recycled and reused water is not currently tracked, and no data is therefore available for the reporting period. We will investigate how to report on this metric in future reporting cycles.

No metrics in this section have been validated by another body than the assurance provider.



Environmental information

IRO Table

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
MED	R	Water (which encompasses the consumption of surface water, groundwater and produced water, as well as withdrawals and discharges of water)	**Financial impact of water shortage:** Water shortages could lead to increased costs.	ST, MT, LT	VC (US)
MED	ANI	Water (which encompasses the consumption of surface water, groundwater and produced water, as well as withdrawals and discharges of water)	**Impact on water resources (in areas with scarce water):** Our operations are using water resources.	ST, MT, LT	OO

Omissions Register – ESRS Disclosure Requirements

Disclosure Reference	Description	Reason
E3-5	Anticipated financial effects from material water and marine resources-related risks and opportunities	Quick fix



E5 – RESOURCE USE
ESRS2-IRO1

Our yearly supplier evaluation and comprehensive, annual calculation of our carbon footprint serve as key mechanisms to review our assets and activities and associated impacts, and provide indications of potential risks and opportunities linked to resource use and related outputs. Through the annual carbon footprint calculation, we obtain a comprehensive overview of the resources used across our own operations, as this assessment screens all relevant resource flows under our operational control and supports a better understanding of upstream value chain. In addition, our yearly supplier evaluation provides a screening of all key suppliers and further supports the identification of actual and potential impacts, risks and opportunities, particularly within our supply chain. In the context of the DMA, we did not conduct direct consultations with affected communities. However, consultations were carried out indirectly through representatives, including an industry association and university researchers. In the IRO table in this chapter, more information on the business units associated with each material IRO can be found.

E5-1 Policies
Policies Related to Resource Use and Circular Economy

By rethinking our production and consumption habits, we aim to minimize resource use – time, energy, and material – and to increase reuse and recycling across our operations and value chain. To manage material impacts, risks and opportunities related to resource use and circular economy, we rely on the following policies.

Supply Chain Policy

Our supply chain policy requires suppliers to uphold ethical and transparent business conduct, reduce environmental impacts, ensure sustainable management of resources, and promote circular economy principles while respecting human rights and fair labor conditions.

The policy supports the management of material risks related to the scarcity, availability and price volatility of virgin raw materials by encouraging efficient material use, reuse and recycling, and by increasing transparency in sourcing, thereby reducing dependency on virgin resources and strengthening supply chain resilience. The policy applies to all global operations and accountability lies with the procurement director.

Monitoring is embedded in supplier management processes and includes supplier code of conduct acceptance and periodic supplier assessments led by the procurement team, supported by the sustainability team.

Internal Sourcing Policy

Our internal sourcing guidelines guide procurers to assess suppliers not only on price, quality, and delivery, but also on their environmental and social impact, in line with our sustainability objectives and internal standards. It promotes sustainable sourcing by putting forth preference for lower-impact products and encouraging the use of recycled or renewable materials when technically and commercially feasible.

The policy addresses material negative impacts related to the use of virgin raw materials and packaging materials and supports the mitigation of risks related to resource scarcity, availability and price fluctuations by steering sourcing decisions toward lower-impact alternatives and reducing dependency on virgin resources. The policy applies across all Materialise operations, excluding ACTech and Materialise Brazil. Accountability lies with the procurement director.

There are currently no formal processes in place to monitor this policy.



Conflict Minerals Policy

Our conflict minerals policy aims to ensure the responsible sourcing of tin, tantalum, tungsten, and gold, promoting ethical supply chains, transparency, and respect for human rights in conflict-affected and high-risk areas.

While primarily focused on human rights and governance, the policy also contributes to managing resource-related risks in the upstream value chain, including supply disruptions associated with critical raw materials. The policy applies globally and accountability lies with the compliance officer.

Monitoring is conducted through our annual conflict minerals assessment, in line with U.S. Securities and Exchange Commission requirements.

Management Systems Policy

Our Management Systems Policy defines the overarching principles for managing quality, environmental performance, health and safety, and other operational aspects. It commits the company to minimizing our environmental footprint through recycling, first-time-right production, and continuous improvement.

The policy underpins the management of material impacts related to the use of virgin raw materials and indirectly supports the mitigation of risks related to resource availability and cost fluctuations by reducing overall resource demand. The policy applies across all our operations globally and accountability lies with the Chief Operating Officer (COO).

Monitoring is conducted through corporate management reviews and the sustainability board.

E5-2 Actions

In line with our supply chain policy, internal sourcing guidelines and management systems policy, we implement actions aimed at reducing virgin material use, increasing reuse and recycling, and improving material efficiency across our operations and value chain. These actions support our policy objectives to promote sustainable resource management, reduce material losses, and mitigate risks related to resource availability and cost fluctuations.

Powder Handling Infrastructure

In 2025, we invested 957.8k euro at our headquarters in state-of-the-art powder handling infrastructure. This aims to enable more efficient powder reuse, improve process control, and monitor powder flows — steps expected to reduce resource consumption and improve production yield. The project was finalized in 2025, and mechanisms to monitor performance and capture benefits are being put in place.

PA12S & Rejuvenation

In 2025, we adopted PA12S as the standard polyamide for Multi Jet Fusion technology across all our operations in the manufacturing business unit. The high reusability (up to 85%) of this material directly supports our policy objective to minimize virgin raw material use by increasing reuse rates within production processes. In parallel, the continued use of rejuvenated PA12 powder in Laser Sintering, implemented in earlier years and actively applied in 2025 in Poland and Belgium in our manufacturing business unit, contributed to the same objective by reducing virgin powder purchases by more than 24 tonnes during the reporting period.



ACTech Recycled Streams and Sand Reuse

At ACTech, material reuse practices applied throughout 2025 support our supply chain and management systems policy objectives by promoting sustainable resource management and reduced virgin material needs. Aluminum alloys are partially sourced from recycled streams, the sand used in mold production for furan printers is partially reused, and more than 2,000 tonnes of used sand were repurposed externally in brick production.



PA11 & metal guides in CMF

We also continued producing with PA11 in our manufacturing business unit, a bio sourced powder, supporting our internal sourcing objective to favor renewable materials when technically feasible. In the CMF product line of our medical business unit, the continued use of thinner titanium guides instead of plastic guides reduces material use per product. Both actions contribute to improved resource efficiency.

Yearly Supplier Evaluation

In 2025, we launched a new sustainability assessment process for our key suppliers, integrated into our existing supplier monitoring. This initiative is driven by the objective to address environmental, social, and governance (ESG) factors as a critical aspect of our supplier relationships, supporting the objectives of our supply chain policy. The initial focus is on key suppliers selected based on their strategic relevance, predominantly comprising raw material suppliers. The assessment evaluated these suppliers against specific ESG criteria to ensure alignment with our sustainability goals.

On environmental sustainability, suppliers are evaluated on their net-zero emissions targets, GHG emissions data publication, engagement with their own suppliers on sustainability, ISO14001 certification, business travel policies, and use of renewable electricity.

Social sustainability criteria include assessing the suppliers' risks related to working conditions, diversity, equity, and inclusion initiatives, and health and well-being programs. Governance criteria examine the existence of a code of conduct, transparency in ownership and governance structures, support for corporate governance schemes, and public disclosure of sustainability data.

This comprehensive assessment was conducted for the first time in 2025, forming part of our annual supplier evaluations led by the procurement team, with data collection managed by the sustainability team. ACTech and Materialise Brazil were excluded in the first assessment.



Software
Downstream, our software solutions, which are core to our business model and were actively deployed and further developed throughout 2025, contribute to our policy objectives related to efficient resource use beyond our own operations. Through preprint additive manufacturing software, digital factory solutions and process control and monitoring tools, we optimize design, data preparation, production planning and real-time manufacturing execution. These solutions reduce scrap, lower material usage and improve energy and workflow efficiency by enabling first time right-production, improved process stability and early defect detection.

Research and Technology
In 2025, our Central Research & Technology (CR&T) department advanced resource efficiency through targeted process innovations in polymer and metal additive manufacturing. The implications are both in our own operations and downstream value chain. For laser sintering of PA12, CR&T developed a new scanning strategy that can reduce scanning time by up to 40% and build time by up to 20%, supporting policy objectives related to improved process efficiency and reduced material and energy intensity; validation is currently limited to a research and development context using representative production platforms, with potential future scaling. In parallel, CR&T developed laser toolpath generation features for Laser Powder Bed Fusion metal manufacturing to counteract local overheating and stress formation, thereby reducing the need for support structures and associated material use. This solution was implemented in several commercial build processors in 2025 and contributes to lowering material consumption and scrap in (downstream) manufacturing applications.

The actions related to resource use and circular economy described are not managed through a dedicated action plan with earmarked CAPEX or OPEX budgets.

These actions are embedded in normal operational practices, continuous improvement initiatives, software development activities and routine facility and equipment investment decisions. Where capital investments are involved, such as production infrastructure, they are part of broader site level- or business unit-investment programs and are not tracked or reported separately as resource use-specific CAPEX.

As a result, no distinct amounts of current or future financial resources are allocated exclusively to resource use or circular economy actions, and no separate line items can be directly linked to the actions disclosed in E5-2 within the financial statements. The implementation of these actions does not depend on external financing, sustainable finance instruments, or public funding.

E5-3 Targets
Targets for Production Resource Use and Circular Economy
In our medical business unit production, strict biocompatibility requirements constrain the production flow, influencing how resources are used. Considering the limitations and configurations of the process flows, targets related to resource use are linked directly to internal scrap rates, measured as the percentage of parts scrapped as part of total produced parts, with a separate target for plastic and metal technologies. In the manufacturing business unit, the target is likewise linked to scrap rates, measured as the percentage of parts that need to be remade relative to total production across all additive manufacturing technologies. The targets apply globally to our additive manufacturing operations.

These targets support the objectives of our management systems and internal sourcing policies by reducing material losses and promoting efficient use of (primary) raw materials in our own operations, thus contributing to waste prevention.



The targets are relative, expressed as percentages, based on internally defined performance thresholds and not comparative to previous years. Targets are set internally on an annual basis without interim targets, process driven, aligned with general principles of resource efficiency but not based on scientific evidence. They may be revised over time when sustained performance improvements indicate that lower scrap levels are achievable. Performance is monitored through existing quality and production control systems and reviewed through bi-annual corporate management reviews. Based on the review at the end of 2025, the medical business unit was on track to achieve the targets, while the manufacturing business unit was slightly over the target value, due to the increased focus on series manufacturing with stricter acceptance criteria for produced parts.

The manufacturing business unit will assess whether additional resource use-targets, covering other aspects of resource use, should be set in 2026, while the software business unit has no targets as impacts occur downstream. For the software business unit, the effectiveness of actions related to resource use is nevertheless tracked through the performance of software solutions that enable customers to reduce scrap, material usage and production inefficiencies, using performance indicators related to these benefits and customer feedback rather than outcome-oriented resource targets. As these indicators track continuous improvements in customer outcomes rather than absolute resource-use reductions, no fixed base period has been defined.
The targets are not required by legislation and do not relate to the increase of the circular material use rate, renewable resources, biodiversity or other matters not specified above.

Due to their commercially sensitive nature, specific target values are not disclosed.

E5-4 Resource inflows
Disclosure of Information on Material Resource Inflows
The resource inflows directly relate to our material impacts, risks and opportunities under this topical standard. The volumes of materials reflect our negative impacts related to demand for virgin raw materials and packaging, as well as risks linked to scarcity, availability and price fluctuations of raw materials. At the same time, the reported inflows of recycled and reused materials, such as rejuvenated powder and reused sand, illustrate opportunities to reduce virgin material dependence, improve resource efficiency and mitigate supply-related risks.

The raw materials used in the printing of our products are:

- Metals – e.g., aluminum, titanium alloy, stainless steel
- Thermoplastic powders – e.g., polyamides (PA12, PA11), TPU (thermoplastic polyurethane)
- Thermoplastic filaments – e.g., ABS, PC, Ultem
- Synthetic resins – e.g., epoxy based photocurable resins for stereolithography, polyurethane resins for vacuum casting
- Casting media (ACTech operations) – e.g., quartz sand

These materials are sourced from international suppliers.

Materials are received in their raw form and incorporated directly into production workflows. Handling and quality verification of incoming materials are documented in internal procedures, including SOPs, quality assurance (QA) guidelines, and audit records.

Compliance with applicable quality and regulatory standards is ensured.





Total Weight of Materials Inflows During the Reporting Period

The following tables present the total weight of purchased materials and packaging during the reporting period.

Product Materials

Type	Sum of Weight (kg)
Thermoplastic filaments (FDM)	10,945.16
Metals	247,154.58
Sand	3,406,000.00
Synthetic resins	52,283.40
Thermoplastic powders (SLS, MJF)	189,495.8
Other	360,285.15
Grand Total	**4,266,164.09**

Other materials include materials that cannot be categorized in the other five categories, such as paint or industrial gases.

Packaging Materials

Type	Sum of Weight (kg)
Cardboard	140,106.40
Plastic	47,302.55
Wood	71,517.90
Other	6,364.40
Grand Total	**265,291.25**

Other packaging than cardboard, plastic or wood is considered in a separate category. For our medical production site in Japan no packaging data is available.

Percentage of Biological Materials

None of the biological materials are sustainably sourced as proven by a certification.

Absolute Weight and Percentage of Total Material Inflows that are Secondary Reused or Recycled

Secondary reused or recycled materials are reported at an aggregated level for the reporting period. These materials include, among others, rejuvenated polymer powders for additive manufacturing, aluminum and internally reused sand in ACTech. For rejuvenated polymer powders and aluminum, we know the exact quantities from our suppliers. For the sand, we assumed that a certain percentage is being reused, but we cannot disclose the exact number due to confidentiality reasons. The reuse rate applied is based on the default setting of the printer machine recipes with the lowest reuse performance. While other processes achieve higher reuse levels, these show greater variability. Applying the lowest default rate ensures a conservative approach and avoids overstating material reuse. Where the presence or quantity of secondary reused or recycled materials cannot be reliably ascertained, such materials are assumed to be absent.

During the reporting period, the total absolute weight of secondary reused or recycled materials amounted to 1,389,637 kg, representing 32.6% of total material inflows.

Methodology and Key Assumptions for Calculating Material Resource Inflows

The methodology for calculating data related to material resource inflows is based on annual procurement records extracted from site level ERP systems. Data is collected for each production site and reflects total purchases recorded within the calendar year, without adjustments for opening or closing inventory levels. The key ERP systems used are Navision and Microsoft Dynamics (FIO). All technical and biological materials relevant to the resource inflows disclosures were included. No metrics in this section have been validated by another body than the assurance provider. All our resource inflows from across all sites were included except for those explained under the 'packaging materials' table.

E5-5 Resource outflows

While packaging represents the resource outflow directly linked to identified material IROs, relevant disclosures on product outflows are included to provide transparency on our outputs and to support a broader understanding of sustainability aspects.

Key Products from Production

Medical Business Unit

Using our FDA-cleared and CE compliant medical software, we analyze 3D medical images of patients and provides doctors with virtual surgical planning and simulation services for their review and approval. We also design and 3D print surgical guides that uniquely fit a specific patient and allow the surgeon to conduct the operation in accordance with the approved surgical plan. We also design and 3D print customized patient specific medical implants.

In many cases, surgeons use personalized surgical guides or implants to translate the surgical plan into the operating room. Our 3D printed surgical guides include joint replacement guides for knee, shoulder, and hip replacement surgeries, osteotomy guides, and CMF guides. Our 3D printed implants include hip revision implants, shoulder implants, and CMF implants. The surgical guides and implants printed for US based patients are FDA cleared, and, to the extent required by law, our medical devices for EEA based patients bear the appropriate CE labels.

Manufacturing Business Unit

Additive Manufacturing Solutions

We provide design and engineering services, rapid prototyping, and additive manufacturing of production parts to customers in the consumer goods, industrial goods, automotive, semiconductors, MedTech, and other markets. Our service centers offer a variety of 3D printing technologies, including stereolithography (SL), laser sintering (LS), filament fusion (FDM), PolyJet, Multi Jet Fusion (MJF), selective laser melting (SLM), and vacuum casting. We also operate a dedicated production line for aerospace certified components using multiple technologies and materials.



Specialty Industrial Solutions

We have developed additive manufacturing solutions for specialty industrial applications. Our RapidFit business provides automotive customers with customized, highly precise, and in certain cases, patent protected measurement and fixturing tools. Using additive manufacturing technology, RapidFit fixtures offer more functionality and flexibility than traditional fixtures widely used in the automotive industry. We also produce production tooling with substantially improved ergonomics and enhanced functionality compared to conventional fixtures. ACTech supplies prototypes of highly complex metal components through casting techniques that deliver production grade performance. Casting is executed using state-of-the-art 3Dprinted sand molds, and final functionality is achieved through fully integrated postprocessing our CNC workshop.

Wearables Initiatives in the Consumer Market

We have developed two wearables verticals for the consumer market. We believe that 3D printing and design automation offer great potential to improve comfort, health, and performance for both consumers and healthcare professionals through personalized eyewear and footwear. In the eyewear vertical, we offer a complete end-to-end solution for 3D printed, often custom, eyewear frames. Based on a scan, patented technology identifies critical parameters to automatically design eyewear customized to an individual's face. The resulting file is printed in our eyewear production line, with all necessary finishing, assembly, and packaging steps completed in-house.

Through Materialise Motion, we offer a full suite of solutions for footcare professionals, including digital measurement tools and personalized treatments for foot and gait problems. Using dynamic scans captured via our foot scan plates and proprietary software, custom insoles are designed and produced. These insoles are 3D printed, finished, and assembled in a dedicated production line. Our research and development teams continue to expand solutions for patients with various types of motion problems.





Recyclable Content in Packaging

Rates of recyclable content for reported packaging:

This metric was only composed for the packaging of the medical business unit, as this is where packaging is a material sustainability matter. The recyclable content rate of purchased packaging was 93% in 2025, calculated using the total purchased packaging weight of the four facilities in scope (HQ, France, USA and Brazil) as the denominator; the Japanese facility was excluded due to minimal packaging volumes.

Description of methodologies used to calculate data (resource outflows)

Packaging:
The recyclability of packaging items can be assessed by the composition of the article, however at this point detailed composition information on product level is not readily available on supplier websites or in online catalogues yet. Therefore, the currently applied methodology to determine the recyclable content for the production site in HQ, Belgium was to attribute recyclability percentages to each packaging item according to the material of the packaging item and the availability of recycling streams on industrial level (e.g. from our waste disposal company).

Applied assumptions of recyclability percentages:

* Paper/cardboard (without printed paper layer): 100%
* Paper/cardboard (incl. printed paper layer): 80%
* Foams: 0%
* Tape/sticker/label: 0%
* Plastic: 100%
* Natural fibres: 100%
* Wood: 100%

In Brazil, France and the USA we used the following assumptions for recyclability percentages:

* Paper/cardboard: 100%
* Plastic: 100%

In case we did not know the technical specification or the packaging item could not be categorized in the above categories, we assumed 0% recyclability. The recyclability percentage was multiplied with the summed weight of the packaging item to calculate the total recyclable content in kg or ton. The total recyclable content in kg or ton was divided by the total weight of packaging items in kg or ton to determine the percentage of recyclable content.

No metrics in this section have been validated by another body than the assurance provider.



IRO table

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
MFCT, MED	R	Resource use: virgin raw materials (plastics)	**Scarcity, unavailability and price fluctuations of raw materials due to geopolitical influences:** Geopolitical factors could increase material costs from suppliers.	ST, MT, LT	VC (US)
MFCT	R	Resource use: virgin raw materials (plastics)	**Limited exploitation of virgin materials:** Insufficient sourcing of virgin materials could hinder competitiveness.	MT, LT	VC (US)
MFCT, MED	ANI	Resource use: virgin raw materials (plastics)	**A high demand for virgin materials:** Our operations are using significant volumes of virgin raw materials that we procure from our suppliers, creating negative environmental impacts.	ST, MT, LT	VC (US)
SFT	API	Resource use: virgin raw materials (plastics)	**Efficient use of raw materials:** Our software is helping customers reduce raw material∗usage.	ST, MT, LT	VC (US)
MFCT	O	Resource use: Recycled resources/recyclates	**Business opportunities of 3D printing with waste powder:** Using waste powder internally could reduce material costs and improve efficiency.	ST, MT, LT	OO
MFCT	API	Resource use: Recycled resources/recyclates	**Usage of reused metals, alloys and sand:** We are reusing metals, alloys, and sand in our operations, reducing virgin material needs.	ST, MT, LT	OO
MED	ANI	Packaging practices	**Use of (plastics in) packaging:** Using plastics in our packaging causes negative impacts as they are contributing to environmental impact during the production phase.	ST, MT, LT	VC (US)
MED	ANI	Packaging practices	**Excessive volume (much air) of shipping boxes due to validation requirements:** Overly large shipping boxes are increasing materials production and downstream shipment impacts.	ST, MT, LT	VC (US+DS)

Omissions Register – ESRS Disclosure Requirements

Disclosure Reference	Description	Reason
E5-6	Anticipated financial effects from resource use and circular economy-related risks and opportunities	Quick fix





Empowering the choice for sustainability

Empowering the choice for sustainability refers to how our additive manufacturing (AM) capabilities enable customers and internal stakeholders to make more sustainable production and design choices. This topic, identified through the double materiality assessment as both a business opportunity and a source of positive environmental impact, is inherent to the AM business model and particularly relevant for the Medical and Manufacturing business units.



Policies

Since this topic is inherent to our business model, we have no formal or stand-alone policies and deem the current integration sufficient.

Actions

Through lightweight production, production on demand, and decentralized production, AM provides flexibility and precision that may support resource efficiency, waste reduction, and lower transport-related emissions, while also enabling innovation-driven growth.

In the Medical business unit, production on demand and decentralized production support the scaling of patient-specific medical devices and first-time-right treatments. By combining 3D planning, advanced 3D printing, automation, and AI, Materialise enables devices to be produced only when needed and, increasingly, closer to the point of care. This approach may reduce material waste and logistics requirements while improving delivery times and supporting personalized healthcare. The expansion of localized manufacturing allows on-site production of medical devices, offering the potential to reduce shipping-related emissions and operational lead times, while contributing to improved healthcare outcomes and cost efficiency.

In the Manufacturing business unit, production on demand and lightweight production enable small-series and end-use part manufacturing for industrial applications. By producing only what is needed and applying design-for-additive-manufacturing principles, Materialise supports reduced material use and greater design efficiency. Lightweight, high-performance components developed through AM particularly in sectors such as aerospace, healthcare, and industrial equipment offer opportunities to reduce material intensity during use while meeting strict functional and regulatory requirements. At the same time, the Manufacturing business unit is transitioning towards certified small-series production of end-use parts, which is expected to strengthen commercial performance and support the broader adoption of AM technologies.

All actions were ongoing in 2025 and do not have a defined completion date, as they are integral to our business model and day-to-day operations and will continue in the future. The actions apply across the Medical and Manufacturing business units, with the related opportunities and positive impacts primarily occurring downstream for our customers.

Targets and Metrics

Progress in empowering sustainable choices is monitored through key performance indicators related to patient reach in the medical business unit, and market expansion of additive manufacturing. Two outcome-oriented and time-bound healthcare-related targets have been set: one focusing on patients directly supported through our medical devices and services, and a second focusing on patients indirectly supported through our software solutions. We also have an outcome-oriented and time-bound target focused on increasing the share of additive manufacturing in the global manufacturing spend. Specific quantitative target values are not disclosed due to their commercial sensitive nature. Progress toward these targets is assessed on an ongoing basis through management reviews. Stakeholder perspectives, including those of management and employees, inform our targets.

For the healthcare-related targets, the primary metric is the "number of patients touched," defined as the number of patients directly or indirectly benefiting from our medical devices, software solutions and services. Progress toward the direct patient target is tracked; in 2025 we helped over 70,000 patients directly, and we are currently on track to achieve this target. Progress toward the indirect patient target has not yet been quantified. For the additive manufacturing adoption target, the primary metric is the "share of additive manufacturing in global manufacturing spend," expressed as a percentage of total manufacturing expenditure, and progress toward this target has not yet been quantified. No specific methodological assumptions or limitations are identified beyond the inherent use of estimates, and the metrics are not validated by an external body other than the assurance provider.



IRO Table

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
MED	O	Empowering the choice for sustainability: Production on demand	**Business opportunity of first-time right:** Producing correct products on the first attempt could cut rework costs and improve operational efficiency.	ST, MT, LT	OO
MED	O	Empowering the choice for sustainability: Production on demand	**Business opportunity of patient-specific medical devices:** Offering customized medical devices could generate revenue streams in patient markets.	ST, MT, LT	VC (DS)
MFCT	O	Empowering the choice for sustainability: Production on demand	**Business opportunity of small-series production:** Providing small-series production services could attract customers seeking flexibility and speed.	ST, MT, LT	VC (DS)
MFCT	O	Empowering the choice for sustainability: Lightweight production	**Business opportunity for light-weight products:** Producing lightweight goods could attract customers.	ST, MT, LT	VC (DS)
MFCT	O	Empowering the choice for sustainability: Lightweight production	**Business opportunity from marketing design for AM services:** Targeted design for additive manufacturing could attract new client segments.	ST, MT, LT	VC (DS)
MED	API	Empowering the choice for sustainability: Production on demand	**First time right:** Producing correct products on first pass is reducing waste and resource usage.	ST, MT, LT	OO
MED	API	Empowering the choice for sustainability: Production on demand	**Patient specific medical devices:** Custom devices are improving patient outcomes.	ST, MT, LT	VC (DS)
MFCT	API	Empowering the choice for sustainability: Production on demand	**Enablement of small series and only producing what is needed at the time it is needed:** Producing in small series is reducing overproduction and excess inventory downstream.	ST, MT, LT	VC (DS)
MFCT	API	Empowering the choice for sustainability: Lightweight production	**Lightweight aerospace parts:** Aerospace-grade lightweight parts are reducing fuel use.	ST, MT, LT	VC (DS)
MED	API	Empowering the choice for sustainability: Production on demand	**Only producing what is needed at the time it is needed:** Producing only what is needed is reducing overproduction and excess inventory downstream.	ST, MT, LT	VC (DS)
MED	API	Empowering the choice for sustainability: Decentralised production	**Avoided shipping emission through decentralized production:** Localised production is cutting downstream shipping impacts.	ST, MT, LT	VC (DS)



Product Shipment

Product shipment and transport refers to the movement of products from manufacturing and medical production sites to customers, including the logistics choices that may affect our environmental footprint. This entity-specific topic, identified through the double materiality assessment as a source of negative impact, applies to both the Medical and Manufacturing business units. Due to the nature of our products and services, small high-value items require robust protective packaging and short delivery lead times. The shipments of these products frequently rely on air transport, which may result in higher emissions intensity per package relative to alternative transport modes.

Policies
We currently have no formal or stand-alone policies yet that cover the negative impact discussed here as we are only starting to develop this topic internally.

Actions
While operational constraints exist due to customer requirements and regulatory conditions, we have identified actions for improvement. Actions primarily aim to manage and, where possible, mitigate identified negative impacts while balancing environmental considerations with regulatory compliance and service performance.

In the Medical business unit, decentralized production at the point of care is being expanded through in-house 3D printing facilities in hospitals and clinics. This approach reduces the need to ship devices from central production sites and may lower transport-related emissions while supporting shorter lead times and personalized care. In parallel, packaging design and shipping choices remain largely driven by regulatory and customer requirements, with short lead times contributing to a continued reliance on air transport.

In the Manufacturing business unit, transport choices are similarly influenced by customer expectations. Efforts focus on the assessment of opportunities to shift transport modes from air to road where service requirements allow.

All actions were ongoing in 2025, do not have a defined completion date, and will continue in the future. The actions apply across the Medical and Manufacturing business units, with the related negative impacts primarily occurring in the value chain. Most of our shipping impacts occur across the EU and the USA.

Targets and Metrics
At present, no quantitative metrics or targets are defined for this topic as we are only starting to further develop this topic internally. We track the effectiveness of our actions through the outbound transportation emissions in our annual carbon footprint calculation. More information can be found in section E1.

IRO Table

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
MED, MFCT	ANI	Product shipment/transport	**High impact per package: products are small but require strong protection in combination with high proportion of airplane shipping:** Overprotective packaging and unnecessary air transport increase impacts of packages.	ST, MT, LT	VC (US+DS)

TAXONOMY
Introduction to the EU Taxonomy Regulation reporting

The EU Taxonomy is a classification system that helps companies and investors identify "environmentally sustainable" economic activities to make sustainable investment decisions. Environmentally sustainable economic activities are described as those which "make a substantial contribution to at least one of the EU's climate and environmental objectives, while at the same time not significantly harming any of these objectives and meeting minimum safeguards."

The EU Taxonomy is not a mandatory list for investors to invest in. It does not set mandatory requirements on environmental performance for companies or for financial products. Investors are free to choose what to invest in. However, it is expected that over time, the EU Taxonomy will encourage a transition towards sustainability in order to achieve the EU's climate and environmental goals.

The aforementioned environmental objectives are:

1. Climate change mitigation
2. Climate change adaptation
3. Sustainable use and protection of water and marine resources
4. Transition to a circular economy
5. Pollution prevention and control
6. Protection and restoration of biodiversity and ecosystems

As a non-financial undertaking, Materialise is required to disclose the proportion of its turnover, capital expenditure and operational expenditure associated with Taxonomy-eligible and Taxonomy-aligned economic activities listed under these environmental objectives.

In 2025, Materialise implemented a methodology to ensure compliance with regulatory disclosure requirements and market best practices. We evaluated eligibility and alignment after a comprehensive review of turnover, capex and opex. This was the first year in which we undertook such an evaluation, and 2025 is the first year over which we report in function of the Taxonomy Regulation.

Eligibility and Alignment
Eligibility

In 2025 we reviewed all activities listed under the objectives – covering the relevant delegated acts. Potentially eligible activities were identified through an initial screening of all activities, which was finetuned based on the activity descriptions provided in the delegated acts.

Fundamentally, none of the core business of Materialise is covered by the environmental objectives. Our activities related to small series manufacturing, medical devices and software for additive manufacturing, are not included in the nomenclature and have no immediate impact towards the environmental objectives.

In CAPEX, we consider certain investments related to our buildings and their energy provision as eligible, but, as explained below, non-aligned with the Taxonomy. Full details are included in the attached data tables. In OPEX and Turnover, our reported eligible KPI is nil or negligible.



Alignment

The alignment assessment was executed by audit, financial and ESG experts at Materialise.

We reviewed the Minimum Safeguards criteria and consider that Materialise complies with criteria related to corruption, taxation and fair competition as per its Code of Conduct and Business Ethics, which covers human rights, anti-corruption, and bribery as well as fair competition. Materialise has not been found in breach of the Minimum Safeguards. We perform a risk assessment for our supply chain in which we evaluate existing and new suppliers based on geographic and sectoral risk profiles, which is fully aligned with international guidelines. We also remain fully committed to human rights and to work only with partners who share that vision. Our supply chain consists mainly of suppliers without identified high risks. We have not yet had to mitigate identified risks with any suppliers. For this reason, we have not built a full due diligence process.

As a consequence, we cannot conclude to meet the minimum safeguards in full and have therefore come to the conclusion that 100% of the eligible CAPEX is not aligned.

Accounting Policy

Turnover

Turnover consists of net turnover derived from products or services and is refered to in our financial statements as revenue.

The Group recognizes revenue for goods including software based on the five-step model per the requirements of IFRS 15.

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group is expected to be entitled in exchange from those goods and services.

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Variable consideration is mainly related to quantities sold, volume (step-based) rebates and development time spent.

Refer to "Note 22 Segment Information" and "Note 22 Income and expense in the consolidated financial statements.



CapEx

CapEx covers additions to tangible and intangible assets including right-of-use assets during the fiscal year (as listed in Annex I, point 1.1.2.1 of Disclosures Delegated Act) considered before depreciation, amortization, and any re-measurements. The Group has considered leased vehicles that result in the recognition of a right-of-use of asset and are recognized under IFRS 16 Leases as eligible CapEx per the definition in Taxonomy Disclosures Delegated Act.

Refer to "Note 7 Property, Plant and Equipment" and "Note 6 Intangible Assets" in the consolidated financial statements.

OpEx

Commission Delegated Regulation (EU) 20267/73 of 4 July 2025 provides a derogation for the OpEx KPI where the operational expenditure is not material for the business model of non-financial undertakings (such as Materialise). Any eligible operational expenditure is not material to our business model. Indeed, none of the core activities of Materialise are part of economic sectors or activities defined under the EU Taxonomy. What remains are typical operational expenses related to building maintenance and energy efficiency. These activities are not material to the business model, and we have assessed that this expenditure is below 10% of the denominator of the OpEx KPI.

The OpEx KPI denominator referred to in Section 1.1.3.1 of Annex I to Delegated Regulation (EU) 2021/2178, is the total of direct non-capitalized costs related to research and development, building renovation measures, short-term leases, maintenance and repair, and other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment, amounting to € 11.1 million for the financial year 2025.





Data tables

Turnover

Economic Activities (1) 2025	Code (2)	Absolute turnover (3) '000€	Proportion of Turnover (4) %	Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')						"Minimum Safeguards (17)" Y/N	"Taxonomy aligned proportion of total turnover, year N (18)" %	"Category (enabling activity) (20)" E	"Category (transitional activity) (21)" T
				Climate Change Mitigation (5) %	Climate Change Adaptation (6) %	"Water (7)" %	"Pollution (8)" %	"Circular Economy (9)" %	Biodiversity and ecosystems (10) %	Climate Change Mitigation (11) Y/N	Climate Change Adaptation (12) Y/N	"Water (13)" Y/N	"Pollution (14)" Y/N	"Circular Economy (15)" Y/N	"Biodiversity (16)" Y/N				
A. Taxonomy-eligible Activities			0%																
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0.00	0%	0%	0%	0%	0%	0%	0%								0%		
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
Electricity generation using solar photovoltaic technology	CCM 4.1	30.42	0%																
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		30.42	0%																
Total (A.1+A.2)		**30.42**	**0%**																
B. Taxonomy-non-eligible Activities																			
Turnover of Taxonomy-non-eligible activities		267,603	100%																
Total (A+B)		**267,633**	**100%**																



At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)

CapEx

Economic Activities (1) 2025	Code (2)	Absolute turnover (3) '000€	Proportion of Turnover (4) %	Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')						"Minimum Safeguards (17)" Y/N	"Taxonomy aligned proportion of total turnover, year N (18)" %	"Category (enabling activity) (20)" E	"Category (transitional activity) (21)" T
				Climate Change Mitigation (5) %	Climate Change Adaptation (6) %	"Water (7)" %	"Pollution (8)" %	"Circular Economy (9)" %	Biodiversity and ecosystems (10) %	Climate Change Mitigation (11) Y/N	Climate Change Adaptation (12) Y/N	"Water (13)" Y/N	"Pollution (14)" Y/N	"Circular Economy (15)" Y/N	"Biodiversity (16)" Y/N				
A. Taxonomy-eligible Activities			17%																
A.1. CapEx of environmentally sustainable activities (Taxonomy-aligned)																			
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0.00	0%	0%	0%	0%	0%	0%	0%								0%		
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned)																			
Installation, maintenance and repair of renewable energy technologies (photovoltaic)	CCM 7.6	1,527.99	7%																
Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7.4	35.52	0%																
Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	158.41	1%																
Installation, maintenance and repair of energy efficiency equipment	CCA 7.3	744.46	3%																
Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7.5	816.33	4%																
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**3,282.70**	**17%**																
Total (A.1+A.2)		**3,282.70**	**17%**																
B. Taxonomy-non-eligible Activities																			
Capex of Taxonomy-non-eligible activities		16,255.30	83%																
Total (A+B)		**19,538.00**	**100%**																



OpEx

Economic Activities (1) 2025	Code (2)	Absolute turnover (3) '000€	Proportion of Turnover (4) %	Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')						"Minimum Safeguards (17)" Y/N	"Taxonomy aligned proportion of total turnover, year N (18)" %	"Category (enabling activity) (20)" E	"Category (transitional activity) (21)" T
				Climate Change Mitigation (5) %	Climate Change Adaptation (6) %	"Water (7)" %	"Pollution (8)" %	"Circular Economy (9)" %	Biodiversity and ecosystems (10) %	Climate Change Mitigation (11) Y/N	Climate Change Adaptation (12) Y/N	"Water (13)" Y/N	"Pollution (14)" Y/N	"Circular Economy (15)" Y/N	"Biodiversity (16)" Y/N				
A. Taxonomy–eligible Activities			0%																
A.1. Environmentally sustainable activities (Taxonomy–aligned)																			
OpEx of environmentally sustainable activities (Taxonomy–aligned) (A.1)		0.00	0%	0%	0%	0%	0%	0%	0%								0%		
A.2 Taxonomy–Eligible but not environmentally sustainable activities (not Taxonomy–aligned activities)																			
OpEx of Taxonomy–eligible but not environmentally sustainable activities (not Taxonomy–aligned activities) (A.2)		0.00	0%																
Total (A.1+A.2)		**0.00**	**0%**																
B. Taxonomy–non–eligible Activities																			
OpEx of Taxonomy–non–eligible activities		11,138.00	100%																
Total (A+B)		**11,138.00**	**100%**																



S1 – OWN WORKFORCE

1. ESRS2 SBM-2

The interests, views, and rights of our own workforce inform our strategy and business model. Employee engagement surveys, works councils and unions where applicable, grievance mechanisms, and ongoing HR dialogue provide structured input that shapes workforce policies and priorities. Respect for human and labor rights is embedded through globally applicable policies aligned with international standards and applied across all stages of employment.

2. ESRS2 SBM-3

Based on our DMA, the material interactions between our strategy, business model, and own workforce primarily relate to opportunities and actual positive impacts arising from equal treatment and opportunity, working conditions, and skills development across all business units. Our people-driven business model supports positive impacts such as fair wages, balanced workloads, social dialogue, collective bargaining, work-life balance, upskilling, diversity and inclusion, and gender equality, across all levels, including leadership. They also inform our strategy by supporting talent attraction and retention in a competitive labor market, reinforcing our "Powered by People" strategic driver. These impacts and opportunities are relevant to all people working for us in our own operations, regardless of employment status, including employees, self-employed individuals, and people provided by third-party undertakings primarily engaged in employment activities, noting that not every aspect applies equally to all. The activities and actions described throughout this report that drive these positive impacts may positively affect all people working for us in some form across our operations.

One actual negative impact has been identified in specific production contexts, where poor discipline or organization in work processes may lead to occupational accidents. This impact is incident-based rather than systemic. This negative impact primarily concerns employees working in production environments, where the nature of activities and working conditions may expose certain roles to higher health and safety risks; our understanding of this is informed by incident analysis and operational health and safety policies, as further described in the Health, Safety & Well-being section. No material workforce-related risks have been identified, and no material impacts have been identified in relation to environmental transition plans, including restructuring, job losses, or reskilling needs. We do not operate in contexts with risks of forced labor or child labor in our own workforce or the value chain.

3. Accountability

Accountability for all workforce-related policies, actions, metrics, and targets described in S1 rests with the HR Director (CHRO), who holds ultimate global responsibility for implementing and enforcing these across all business units and staff units. This includes ensuring that workforce engagement and monitoring activities occur and that the insights gained directly inform workforce strategies. Oversight is provided by the HR leadership team, supported by HR Business Partners in each region, health and safety/prevention advisors at local sites, local HR managers, line managers, and works councils or equivalent bodies where legally required. Formal agreements or worker representation structures are implemented in line with local legislation in all jurisdictions where such frameworks are required by law.



4. Commitment & Policy Objectives

We believe that empowering our people is essential to creating positive impact for our workforce, customers, and communities. We foster a culture of ownership, engagement, and professional growth. We encourage every employee to take an active role in shaping their career path. Through opportunities for learning and development and meaningful career conversations, we aim to create engaged teams who are proud to make our innovations count.

We commit to upholding human and labor rights globally and to maintaining healthy, equitable, and respectful working conditions and paying fair wages. Our workforce policies aim to eliminate discrimination and harassment, promote equal opportunities, and advance diversity and inclusion across all offices. These policies address discrimination on grounds including racial and ethnic origin, color, religion, national origin, sex (including pregnancy, sexual orientation, and gender identity), age, disability, marital status, creed, genetic predisposition, veteran status, political opinion, national extraction, social origin, and any other form of discrimination covered by Union regulation or applicable national law.

In considering the perspectives of stakeholders, these policies are shaped through input from engagement surveys, feedback from works councils and unions where applicable, active participation in workforce committees, and contributions from managers, HR representatives, and elected workforce representatives. This process ensures that workforce perspectives are embedded in policy design and decision-making.

We have policy commitments related to inclusion and positive action for people from groups at particular risk of vulnerability, such as employees with disabilities or under-represented demographics. These policies are implemented through procedures designed to prevent, mitigate, and act upon discrimination once detected, including confidential grievance channels, anti-harassment and diversity training, diversity metrics monitoring, and corrective actions to advance diversity and inclusion.

We have also established formal procedures governing competence, training, and performance management. These define objectives to ensure employees develop the skills needed to perform their roles and support future business needs, set training requirements based on job profiles and performance and career development reviews, and apply to all employees across Materialise (excl. ACTech).

Our policies related to health and safety are discussed in the section below on 'Health, Safety & Well-being'.

Our alignment with the UN Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, and the OECD Guidelines for Multinational Enterprises applies to our workforce policies and includes commitments to prevent forced or compulsory labor, and child labor.

5. Policy implementation, training, awareness & accessibility

Mandatory onboarding includes training on the Code of Conduct, Insider Trading Policy and Whistleblower Policy for all employees globally.

We maintain ongoing communication and periodic initiatives that promote well-being, inclusion, and understanding of key workplace policies and available reporting channels.

We ensure accessibility by making information on key policies, reporting mechanisms, and support resources available through the company intranet.



6. Scope

The scope of our workforce-related policies and practices covers all stages of employment, from recruitment to employee development and termination, in all geographies where we operate. It applies to all employees and non-employee workers.

ACTech, one of our German offices, is not yet fully integrated and therefore does not apply certain global frameworks, including the annual engagement survey, global mentoring programs, and flexible working policy.

7. Workforce Metrics

No metrics in this section on 'workforce metrics' have been validated by another body than the assurance provider.

Total workforce

Our total headcount on December 31, 2025 was 2,232. All data originates from the global Human Resources Information System (HRIS), with data for ACTech added manually from the dedicated ACTech HRIS. Employee gender data is derived directly from HR records based on self-identified information ("Not reported" includes employees that did not declare their gender identity).

The data includes the following employee types: permanent, temporary, internship (on payroll), and job students. Employee figures don't include Board members and Executive Committee members.

The following categorization was used:

- **Permanent:** individuals with indefinite employment contracts.
- **Temporary:** fixed-term contracts; for example temporary agency workers or job students.
- **Non-guaranteed hours employee:** an employee with no minimum contractual working hours and a variable schedule; only occurring at ACTech.

The workforce metrics disclosed in the financial part of our report under section 1.2.10 'Employees' reflect full-time equivalents (2,556), and include private entrepreneurs in Ukraine and Poland, which have been excluded in the table below.

2025	Female	Male	Not reported	Other	Total
Number of employees	892	1,333	7		2,232
Number of permanent employees	869	1,253	6		2,128
Number of temporary employees	21	72	1		94
Number of non-guaranteed hours employees	2	8			10





For locations with more than 50 employees, the headcount figures are shown below, broken down by gender and employment type.

	Female										Male										Not reported	
2025	Belgium	Brazil	Colombia	Czechia	France	Germany	Malaysia	Poland	Spain	United States of America	Belgium	Brazil	Colombia	Czechia	France	Germany	Malaysia	Poland	Spain	United States of America	United States of America	Brazil
Number of employees	283	30	86	27	30	100	164	48	21	54	411	52	66	37	27	395	104	48	45	93	7	1
Number of permanent employees	282	30	86	27	29	90	164	45	21	53	410	49	66	35	26	332	104	45	45	93	7	
Number of temporary employees	1				1	8		3		1	1	3		2	1	57		3				1
Number of non-guaranteed hours employees						2										6						

Employee turnover

“Employees who have left” includes all cases where the employment contract ended in 2025, whether voluntary resignations, retirements, end of fixed-term contracts, or terminations initiated by the company. The data was extracted from our HRIS and payroll records and captures all left employees recorded between January 1 and December 31, 2025. The turnover rate is the share of employees leaving the company in relation to the average 2025 headcount of employees. Average headcount is calculated by summing the monthly headcount figures from January to December and dividing the total by 12 to reflect the average number of employees over the reporting year.

Employees that left the company between Jan 1 and Dec 31, 2025	251
Average headcount in 2025	2,224
Total rolling 12-month turnover rate	11.3%

Employee age distribution

The number of employees in each age group is calculated using data extracted from the HeRo and ACTech HR information systems and recorded the age on December 31, 2025. The middle category includes employees aged 30 to 50. Employees are counted as individual headcount, and calculated as a percentage of the total workforce of 2,232 employees.

Age Group	Count	Percentage
Under 30	615	27.5%
30–50	1,303	58.5%
Over 50	314	14%

At a Glance
1. The Group’s business
2. Investor and Shareholder Information
3. Corporate governance
4. Risk factors and Legal information
5. Operating and financial review
6. Financial statements
7. Non-financial information (CSRD)



Gender distribution of top management

In our organization, top management is defined as the members of the Executive Committee. This group holds ultimate accountability for the company's strategic direction, operational performance, and sustainability commitments. The Executive Committee consists of nine members: Chief Executive Officer (CEO), Chief Strategy and Technology Officer (CSTO), Chief Operating Officer (COO), Chief Financial Officer (CFO), Executive Vice President Manufacturing, Executive Vice President Software, Executive Vice President Medical, Director Corporate Affairs & Secretary to the Board, and HR Director (CHRO).

Gender	Headcount	%
Female	3	33%
Male	6	66%
Total	**9**	**100%**

8. Health, Safety & Well-being

Our occupational health and safety management policies are applicable across all offices to work toward safe and healthy environments, reduce occupational risks, and meet local legislation and international best practices. We provide immediate medical support and care in case of workplace injuries or accidents according to local legislation, and conduct incident investigations to identify root causes and implement preventive measures to avoid recurrence. In 2025, 98% of the global employee workforce was covered by our occupational health and safety management policies.

No metrics in this section have been validated by another body than the assurance provider.

Global Accident Metrics

For the reporting period, the rate of work-related injuries for our own workforce was calculated in line with ESRS AR89 and AR90.

Total hours worked were estimated based on the average number of employees (2,224) in 2025, assuming a 40-hour work week for 46 weeks (20 holidays and 10 public holidays per employee). For our offices in Australia, China, Italy, Korea and Austria no data was available on the number of work accidents.

Number of accidents (Global)	Total estimated working hours	Rate
35	4,092,160	8.6

Work-related Fatalities

In 2025, there were 0 work-related fatalities recorded across the global workforce.



9. Grievance & Complaint Channels

We provide grievance and whistleblower channels through the Code of Conduct and Whistleblower Policy. Open-door principles in the Code of Conduct allow employees to raise concerns directly with managers, HR, or the Global HR team. We offer confidential, accessible mechanisms for written or digital submissions, including whistleblower platforms available at all times.

Our protocols are designed to uphold due process and impartial investigations for all covered persons. All reported cases are logged in secure HR systems with the date, nature, resolution status, and actions taken. We track case closure timelines, recurrence rates, and participation in grievance processes to monitor channel effectiveness. Recurrence rates are reviewed through grievance logs and safety reports, and engagement survey analytics provide further insight into trust and inclusion in these processes. Structured committees and formal follow-up protocols in certain offices support resolution quality and contribute to lower recurrence rates. Stakeholders such as works councils, grievance committees, and employee representatives review aggregated channel performance data and help shape subsequent policy updates, ensuring channels remain accessible, trusted, and responsive. Anonymized Employee Assistance Program reporting is also used to identify broader trends and refine the operation of these channels.

When harm has occurred to members of our workforce, we apply measures that include restoration or reassignment of roles, well-being support such as counselling or medical care, corrective sanctions where appropriate, and financial compensation for impacts.

Effectiveness of remedies is assessed through follow-up meetings with the complainant to confirm resolution, monitoring recurrence through grievance logs, safety reports, and engagement survey analytics, and by reviewing anonymized Employee Assistance Program usage trends and satisfaction metrics. In jurisdictions with structured committees, formal reviews ensure remedies meet objectives, and lessons learned are integrated into prevention measures and policy updates.

Our Code of Conduct and Whistleblower Policy explicitly prohibit retaliation against any individual, including workers' representatives, who raises a concern through these channels. Protections are enforced globally through confidentiality safeguards, independent investigation procedures, and oversight by grievance committees, and apply to all permanent, temporary, and legally covered non-employee workers. Breaches of this anti-retaliation policy are subject to corrective action.

No metrics in this section have been validated by another body than the assurance provider.

Workplace conduct & complaint metrics

No metrics in the below two paragraphs have been validated by another body than the assurance provider. Also, no compensation or penalties were paid in 2025. This would only be possible if we were convicted by the judiciary for not abiding these regulations, or in an individual claim case.

Discrimination or harassment cases reported in 2025

The table below indicates any formally reported cases of discrimination or harassment to management, HR, confidential advisors, works council, or other official channel, meeting the reporting criteria in applicable local or global policies. Data was sourced from the HRIS. Incidents were handled according to the Code of Conduct and applicable local policies, using confidential advisor systems and official complaint mechanisms.

Location	Number of Incidents
Global	7
Belgium, HQ	5
France	1
US	1
All others	0



Other workplace complaint cases reported in 2025

Complaints exclude discrimination/harassment incidents above and include cases filed through the whistleblower channel, local HR grievance procedures, works councils, safety committees, or confidential advisor systems and OECD National Contact Points. During 2025, one report was received by the compliance helpline; it didn't contain sufficient information to start an investigation.

Location	Number of Complaints
Global	1

10. Career Development, Skills Training & Upskilling

A key part of empowering people is ensuring they have regular career development conversations and access to training that builds skills for the future. Figures for ACTech are first presented separately to ensure clarity where systems and processes differ. No metrics in this section have been validated by another body than the assurance provider.

Materialise (ACTech excluded)

Performance & career development review participation rates

Participation rates for performance and career development reviews are calculated using data extracted from the HR Information System. The participation rate is determined as the number of employees who completed the goalsetting process divided by the total headcount at December 31, 2025. The metric covers Materialise employees only, with ACTech employees excluded from the scope.

Category	Participation Rate
All employees	84.7%
Female	84.9%
Male	84.6%



Internal training

We cannot report the number of training hours followed by employees as this is not tracked in the system. Therefore, we linked the average number of courses that employees followed, which is available in our HRIS, to an estimated value of 'low' vs. 'high' time investment, which indicates how much hours of training would have been followed if the courses were 'low' or 'high'. The calculation includes only completed learning enrollments from the 2025 reporting year, limited to regular employees, job students, interns, and temporary employees, with enrollments not started or in progress and all other contract types excluded; in total, 1,674 employees completed at least one course during the reporting period. The metric 'courses per employee' is calculated by dividing the total courses followed by the average number of employees in 2025. The metric covers Materialise employees only, with ACTech employees excluded from the scope.

Category	Courses per Employee	Estimated Hours – Low (0.5 h/course)	Estimated Hours – High (4 h/course)
All employees	4.7	2.3 h	18.6 h
Female	4.9	2.5 h	19.7 h
Male	4.5	2.2 h	17.9 h

External digital learning (LinkedIn Learning)

LinkedIn Learning analytics show that in 2025, active viewers spent an average of 2 hours and 34 minutes watching learning content, equivalent to approximately 26 video views per viewer. This data is additional to the data reported above, as this is a different system. The metric covers Materialise employees only, with ACTech employees excluded from the scope.

ACTech

Performance & career development review participation rates

Participation rates for performance and career development reviews are calculated using data extracted from the HR Information System. The employees in scope include permanent employees. The participation rate is determined as the number of employees who completed their review divided by the total number. The metric covers ACTech employees only. Reviews are conducted annually after completion of the probationary period, based on role profiles and soft skills assessments.

Category	Participation Rate
All employees	81.3 %
Female	80.5 %
Male	81.4 %

Internal training

The hours of training followed by an employee is tracked in a training plan that documents the professional development courses followed by each employee. The metric covers ACTech employees only.

Category	Average Hours per Employee
All employees	9.3 h
Female	8.5 h
Male	9.5 h



Consolidated numbers

In addition to the metrics above, consolidated group-level metrics are presented to provide an overall understanding. Due to differences in systems and data availability, a harmonized calculation approach was applied. For performance and career development reviews, the global participation rate represents the proportion of employees who completed a review in 2025 compared to the total number of employees on December 31, 2025. Based on this approach, the consolidated participation rate amounted to 84.1% for all employees (84.5% for female employees; 83.8% for male employees).

For training, the consolidated metric is based on the average number of employees in 2025. For Materialise (excl. ACTech), training hours were estimated using an assumed duration of 4 hours per completed course, as only course completions are tracked in the system, while ACTech training hours were taken as reported. Using this methodology, the average training hours per employee amounted to 16.9 hours (18.6 hours for female employees; 15.7 hours for male employees).

11. Collective bargaining and social dialogue

In 2025, 37% of total employees globally were covered by a collective bargaining agreement (CBA). In Belgium, France, and Spain, 100% of our employees are covered by a CBA. Other offices in the EEA and outside of the EEA are not covered under a CBA. Works councils exist only at ACTech, so 19% of all employees are covered by worker representatives. No other agreements are in place.

Employees are considered covered where their employment terms are directly regulated by a CBA, either through a direct agreement with a recognized trade union or through an applicable sectoral agreement, including CBAs declared universally binding by national authorities. The metric covers all permanent and temporary employees globally as of year-end; contractors are excluded unless explicitly covered in CBA terms. Coverage rate is calculated as the number of employees covered by a CBA divided by total employees in 2025 (2,232). Data is derived from internal HR systems across all geographies. No external assurance or union-provided verification was performed.

12. Adequate wages

We confirm that all employees are paid an adequate wage in line with local legal minimums and, where relevant, collective bargaining agreements. Nearly all our employees work in countries where minimum wages are regulated, and our compensation practices ensure full compliance with these national wage regulations in every country of operation, thereby meeting or exceeding the standards defined by law and collective negotiations.

The benchmarks used to define adequate wages in the EEA are statutory minimum wages or collective bargaining agreements (the latter used in Belgium, Italy, and France). In countries in the EEA where neither is available (Sweden and Denmark), the benchmark was set at 50% of the country's average wage or 60% of the country's median wage (whichever is the lowest). Outside the EEA the benchmark used was the statutory minimum wage. No metrics have been validated by another body than the assurance provider.

13. Pay Gap and Remuneration Metrics

We calculated our remuneration metrics for the own workforce based on the annual target total cash compensation at year-end 2025. The scope includes all employees under an employment contract (or employee- at-will status in the US) and the Executive Committee represented by management companies across the group. For management companies (including the highest-paid individual), the calculation includes base salary and all variable compensation components. For the broader employee population, however, only base salary and cash benefits were considered.

Our unadjusted global gender pay gap was 19.5%, calculated as the difference between average female and male salary, expressed as a percentage of average male pay.

This gap mainly reflects differences in workforce composition across countries and functions.

The ratio of annual salary of the highest paid individual to the median employee (excluding the highest paid individual) was 12.16. No metrics have been validated by another body than the assurance provider.



14. Monitoring

Our company engages regularly with the workforce through established monitoring and feedback systems designed to assess the effectiveness of workforce-related policies, actions, and practices. Monitoring is primarily conducted through an Employee Engagement Survey, complemented by social dialogue mechanisms in jurisdictions with formal representation structures, ongoing grievance and whistleblower reporting, and ad hoc HR consultations available company-wide.

Stages of engagement

Engagement begins during onboarding when new employees are informed of available channels, including surveys, works councils, and reporting mechanisms. Ongoing engagement happens continuously through representation in works councils and direct HR contact. Periodic engagement occurs via the annual (moving to biennial from 2026) Employee Engagement Survey, while reactive engagement is triggered when specific incidents or urgent concerns are reported through grievance or whistleblower systems.

Type of Engagement

A combination of formal and informal channels is used. The Employee Engagement Survey provides structured, anonymous data that is analyzed centrally. Fifteen employees (CHRO, HR Business partners, and the HR talent team) are involved in the effort, complemented by a cost of around €30,000 for the platform used. Works councils and equivalent bodies offer formal representation and consultation on workforce matters. Confidential grievance and whistleblower systems ensure a safe route for raising individual concerns, while ad hoc HR consultations support direct dialogue. Training and follow-up sessions based on engagement feedback support continuous improvement.

In addition, we engage with our workforce and workers' representatives on potential workforce impacts of our climate transition through existing engagement and communication channels. In 2025, this included company-wide communications on climate objectives, a sustainability week with local sustainability initiatives, and a voluntary sustainability training course to build awareness of our transition plan. No material workforce impacts related to restructuring, employment loss or creation, reskilling, or health and safety have been identified to date in connection with these actions.

Frequency

The Employee Engagement Survey is conducted once per year until 2026 and every two years thereafter. Works councils meet on a regular basis in line with local requirements, while grievance and whistleblower channels always remain available.

Monitoring of effectiveness

Effectiveness of workforce engagement is monitored by tracking participation rates and engagement score trends over time, supported by qualitative assessment through management reviews, grievance and complaint data, health and safety reports, and feedback from workforce representation bodies. In 2025, a company-wide Employee Engagement Survey was conducted, achieving an 81% participation rate and 2,100 open-text comments. Feedback from engagement surveys and grievance mechanisms is anonymized, analyzed for trends, and integrated into HR strategies to improve workplace conditions and mitigate potential risks. Employees are informed about survey results and their influence on future actions through dedicated communication channels, including intranet announcements, email newsletters, and manager-led sessions that discuss insights and identify next steps.





15. Actions to prevent, mitigate and remediate impacts on the own workforce

In line with workforce-related policies and identified impacts, risks, and opportunities, our company has implemented actions to prevent or mitigate negative impacts on our workforce and to reinforce positive outcomes. These actions are reviewed regularly based on monitoring results and workforce feedback.

Key actions taken in the reporting year and expected outcomes

Employee engagement and structured follow-up

Survey results were reviewed by management and HR teams. This improved organizational clarity, supported empowerment, and helped identify workforce priorities, which in turn enabled targeted preventive and improvement actions.

Targeted operational and workplace improvements

Based on engagement results and workforce feedback, targeted actions were implemented including hiring additional staff to address workload pressures or introducing recognition initiatives such as the Materialise IT Awards to increase visibility for team and individual contributions. In 2025 for example (excl. ACTech), 275 new employees were hired at our company. These measures improved well-being, reduced workload strain, enhanced workplace comfort, and increased recognition and engagement.

Grievance, whistleblower and complaint handling

Confidential grievance and whistleblower channels were actively used to address reported cases during the reporting year, with discrimination and harassment cases investigated in accordance with the Code of Conduct and Whistleblower Policy. This approach helped to prevent and mitigate harm, supported protections against retaliation, and helped maintain trust in reporting mechanisms.

Training and awareness

Mandatory onboarding training, including the Code of Conduct and Whistleblower Policy, was provided to employees globally during the reporting year, alongside ongoing manager training on interpreting engagement survey results and addressing workforce feedback. These initiatives increased awareness of rights and responsibilities and strengthened preventive capacity at management level.

Scope of actions

The actions cover all workforce-related activities within own operations, including recruitment, onboarding, daily operations, people management, and health and safety. They apply across all geographies where the company operates, except for the employee engagement survey, in which ACTech is not covered. Affected stakeholder groups include permanent employees, temporary employees, and legally covered non-employee workers.

Time horizons

- **Short term:** handling of grievances, investigations, and immediate remedial actions following incidents or engagement feedback.
- **Medium term:** implementation of survey-driven improvement actions, training initiatives, and workplace adaptations.
- **Long term:** continuous improvement of engagement systems, development of workforce-related targets, and strengthening of monitoring and data systems.

Remedies

Where harm to members of the workforce was identified, remedies were provided in line with internal procedures and local legal requirements. These may include role restoration or reassignment, well-being support such as counselling or medical care, corrective actions where appropriate, and financial compensation where legally required. Effectiveness of remedies is assessed through follow-up with affected individuals, monitoring of recurrence through grievance and safety data, and analysis of anonymized Employee Assistance Program trends.

Progress and effectiveness

Progress of actions is assessed through engagement survey participation rates and score trends, grievance and incident data, qualitative management reviews, and feedback from workforce representation bodies. In the absence of formally adopted workforce-related targets, these indicators are used to evaluate whether actions contribute to preventing negative impacts and improving working conditions.

16. Targets

We did not yet officially adopt workforce-related targets. We plan to further work on setting targets in future reporting cycles. In the absence of targets, input from engagement surveys, feedback from works councils and unions where applicable, active participation in workforce committees, and contributions from managers, HR representatives, and workforce representatives allow us to track the effectiveness of our actions and policies to address material IROs. More details can be found earlier in the chapter.

17. Alignment with International Standards

Our workforce-related policies, including the global Code of Conduct and Materialise Whistleblower Policy, are explicitly designed to align with internationally recognized instruments such as:

- UN Guiding Principles on Business and Human Rights (UNGP)
- ILO Declaration on Fundamental Principles and Rights at Work
- OECD Guidelines for Multinational Enterprises
- ISO 45001 Occupational Health and Safety Standard
- United Nations Global Compact (human rights, labor principles)

These commitments reflect the principles contained in these frameworks and guide us in maintaining safe, fair, and respectful environments, preventing adverse human rights impacts, upholding non-discrimination and zero-tolerance for harassment, and guaranteeing access to remedy through transparent and confidential complaint channels.

Alignment approach

At a global level, alignment is maintained by:

- Including prohibitions against harassment, discrimination, and retaliation in all workforce policies
- Providing confidential and accessible channels to raise complaints
- Mandating impartial and prompt investigations wherever required and applicable
- Offering effective remedies, including corrective actions, workplace adjustments, and protections against retaliation
- Conducting regular HQ-led reviews to support ongoing compliance with UNGP, ILO, OECD, ISO 45001, and UN Global Compact standards

Compliance monitoring

Compliance with these standards is monitored through HQ-led reviews and audits of local processes, employee engagement surveys, grievance and complaint data analysis, health and safety committee reports, and periodic policy and process reviews. Outcomes from these mechanisms are used to identify opportunities for improvement and ensure continued alignment with UNGP, ILO, OECD, ISO 45001, and UN Global Compact principles.

Alignment is maintained globally and adapted to national legislation across all offices without reducing adherence to these international standards.



18. Omissions Register – ESRS Disclosure Requirements

Disclosure Reference	Description	Reason
S1-3_10	Statement in case the undertaking has not adopted a channel for raising concerns	Not applicable
S1-4_06	Description of what action is planned or underway to mitigate material risks arising from impacts and dependencies on own workforce and how effectiveness is tracked	Not applicable
S1-7	Characteristics of non-employees in the undertaking's own workforce	Quick fix
S1-11	Social protection	Quick fix
S1-12	Percentage of employees with disabilities	Quick fix
S1-14_06	Number of cases of recordable work-related ill health of employees	Quick fix
S1-14_07	Number of days lost to work-related injuries and fatalities from work-related accidents, work-related ill health and fatalities from ill health related to employees	Quick fix
S1-15	Work-life balance metrics	Quick fix
S1-17_05 – S1-17_06	Amounts of fines, penalties, and compensation for work-related discrimination and harassment, and their reconciliation with relevant figures in financial statements.	Not applicable



IRO Table

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
All BUs	O	Equal treatment and opportunity for all: Gender equality and equal pay, Training and skills development, Employment and inclusion of persons with disabilities, Measures against violence and harassment, and Diversity, Equity and Inclusion	**Easier recruitment in war for talent:** Improving our workplace environment could make us more attractive to talent, supporting recruitment and retention.	ST, MT, LT	OO
All BUs	API	Working conditions: Secure employment, Working time, Adequate wages, Social dialogue, Freedom of association, Collective bargaining, Work-life balance	**Qualitative employment under good conditions:** Employees currently benefit from fair wages, safe working environments, and balanced workload.	ST, MT, LT	OO
All BUs	API	Equal treatment and opportunity for all: Training and skills development	**Upskilling of employees:** We are providing training and development to enhance employees' skills.	ST, MT, LT	OO
All BUs	API	Equal treatment and opportunity for all: Diversity, Equity and Inclusion	**Better integration of people in society:** Our employment opportunities are supporting social inclusion and diversity.	ST, MT, LT	OO
All BUs	API	Equal treatment and opportunity for all: Gender equality and equal pay	**Setting the example at the top level in terms of gender equality (EC):** Our leadership is demonstrating gender balance in senior roles.	ST, MT	OO
MFCT, MED	API	Equal treatment and opportunity for all: Measures against violence and harassment	**Systems implemented leading to better working conditions (in light of violence and harassment):** Internal systems are improving working conditions, by improving safety and reducing harassment risks.	ST, MT, LT	OO
MFCT	API	Equal treatment and opportunity for all: Employment and inclusion of persons with disabilities	**Working opportunities for persons with disabilities:** Recruitment and workplace adaptations are supporting employees with disabilities.	ST, MT, LT	OO
MFCT, MED	ANI	Working conditions: Health and safety	**Poor discipline and organization lead to accidents (for own workforce):** Disorganization in work processes can cause occupational accidents.	ST, MT, LT	OO





S4 – CONSUMERS AND END-USERS

We proactively manage the impacts of our products on consumers and end-users through a structured framework of policies, measures and performance indicators. This framework is designed to identify, assess and address material impacts, risks and opportunities arising across the full product life cycle.

Material impacts and risks are concentrated in three domains: patient safety, GDPR and data privacy, and IT and information security.

With software and medical operations, we must ensure patient safety and the accuracy of information to maintain trust and meet regulatory standards. Handling sensitive data requires compliance with privacy laws and strong information security to protect end-users and safeguard our digital platforms.

These matters are reflected in our business model and strategy through a strong focus on regulatory compliance, product quality and information security as illustrated below.

S4-1 Policies related to consumers and end-users

Patient safety
The Medical business unit maintains a formalized policy framework embedded in its Quality Management System (QMS), certified under ISO 13485 and the Medical Device Single Audit Program (MDSAP). These policies govern the identification, assessment, prevention and remediation of impacts related to product safety, usability and clinical performance throughout the entire device life cycle.

The management of material impacts is aligned with the following international standards and regulatory frameworks:

- ISO 13485 – Quality management requirements for medical devices
- ISO 14971 – Risk management for medical devices to identify and mitigate potential harm to consumers and end-users

- EU Medical Device Regulation (MDR) 2017/745 – Covering safety, compliance, post-market surveillance and vigilance obligations
- Medical Device Single Audit Program (MDSAP)
- Relevant country-specific regulatory requirements in markets where products are placed

Overall accountability for these policies lies with the Management Representative/Person Responsible for Regulatory Compliance (PRRC). The PRRC oversees the implementation and effectiveness of measures addressing material impacts and provides regular reporting to top management.

GDPR, data privacy, and IT & information security
We operate a corporate Information Security Management System (ISMS) based on the ISO 27001 and ISO 27701 standards to manage information security and data protection risks affecting consumers and end-users. This system is audited and certified to address market-specific risk profiles.

In 2025, we held valid ISO 27001 and ISO 27701 certifications.

In the event of a data breach, we act in accordance with its internal policies, Data Processing Agreements, Business Associate Agreements and/or customer-specific contractual arrangements.

We publish high-level information on its approach to privacy, information security and data protection on our website (**https://www.materialise.com/en/about/information-security**). In addition, a formal vulnerability disclosure procedure allows consumers and end-users to report security vulnerabilities in our products or services.

S4-2 and S4-3 Engagement with consumers and end-users

We integrate the perspectives of consumers and end-users, including legitimate representatives or credible proxies, into our ongoing due diligence processes. Engagement activities focus on identifying and assessing actual and potential material impacts and on systematically informing decision-making.

Within the Medical QMS framework, we perform the following engagement and impact-assessment activities:

- Systematic collection and monitoring of feedback through established complaint handling and Post-Market Surveillance (PMS) processes to identify actual and potential impacts.
- Engagement with customers and representative end-users during design and validation phases, including usability engineering, requirement gathering, prototype testing and end-user validation sessions.
- Integration of vigilance reports and PMS data into Management Reviews, ensuring that stakeholder feedback informs performance assessments and corrective actions.
- Activation of Corrective and Preventive Actions (CAPA) in response to systemic or high-risk issues to remediate negative impacts and protect patient safety.
- Proactive communication:
  - with clinicians and patients through compliant and transparent device labeling;
  - with clinicians via specialized clinical engineering teams to integrate end-user perspectives into patient-specific solutions;
  - with direct and indirect (distributor-based) sales channels.
- Design and development activities, complaint handling, post-market surveillance and CAPA processes operate on a continuous basis. Management reviews are conducted quarterly.

S4-4 Actions, measures and metrics

We implement actions to identify, monitor, prevent, mitigate and remediate impacts affecting consumers and end-users, while also pursuing strategic opportunities related to these stakeholder groups.

Patient safety

Actions

Under the Medical QMS, we implement the following actions:

- Product compliance and safety controls through lifecycle design validation and integrated risk management.
- Vigilance and remediation via complaint handling and adverse event reporting processes.
- Continuous improvement (CAPA) to address non-conformities and prevent recurrence.
- Hazard minimization through systematic risk evaluation of design changes and new developments.
- Traceability and recall readiness through UDI compliance and traceability systems.
- Supply chain quality assurance via risk-based supplier qualification and audits.
- Information accuracy through precise labeling and user documentation.

These actions result in the systematic identification, monitoring and remediation of patient safety issues through established complaint handling, vigilance and CAPA processes, supported by traceability and recall readiness. They apply globally across the Medical business unit and cover the value chain, including suppliers, outsourced manufacturing, internal production, distribution, clinical use and post-market follow-up.



Processes and remediation

We maintain and monitor the results of these actions through a combination of continuous and periodic cycles:

- Ongoing monitoring of compliance, complaints, vigilance reporting and traceability systems.
- Periodic design risk reviews, supplier audits and labeling updates.
- Quarterly management reviews and at least annual PMS evaluations.

Metrics

While we do not have formally set targets, we track progress on the implementation of our policies and actions through the following metrics:

- **Complaint and incidents received on an annual basis:** we track complaints and incident, defined as any written, electronic or oral communication alleging deficiencies in the identity, quality, durability, reliability, usability, safety or performance of a medical device released from the organization's control, or of a service affecting such performance. Complaints and incidents are raised via email to **productcomplaints@materialise.be**.
- **CAPA closure rates on an annual basis:** we track the rate of our CAPA's closed compared to the CAPA's initiated. To close a CAPA, effectiveness checks are performed to confirm that corrective actions addressed root causes and prevented recurrence of identified issues.
- **Supplier audit outcomes:** supplier audits are conducted in accordance with a risk-based audit program. The outcomes are measured through the number of non-conformities raised during the audit. A non-conformance means the failure to fulfil a specified requirement, including requirements defined by the quality management system, applicable regulatory requirements, or product specifications.

These metrics are consolidated and formally assessed through annual post-market surveillance reports and management review meeting reports, which provide overall confirmation of the effectiveness of risk mitigation measures related to product safety and end-user impacts. No metrics in this section were validated by an external body other than the assurance provider.

GDPR, data privacy, and information security

As a company specializing in 3D printing software and medical device manufacturing, we process personal and special-category (health) data, resulting in elevated privacy and security risks for consumers and end-users.

Actions

To prevent potential negative impacts on the privacy rights of consumers and end-users, we have deployed the following technical and organizational actions:

- Deployment of granular access controls and Multi-Factor Authentication (MFA).
- Continuous network monitoring and intrusion detection.
- Regular updates of privacy and security policies incorporating lessons learned.
- Mandatory annual privacy and security training for relevant staff.
- Privacy-by-design implementation and mandatory DPIAs for high-risk processing.
- Independent third-party audits against ISO 27701.

These actions result in a structured and controlled approach to data protection, prevention and timely detection of security incidents, consistent application of privacy-by-design principles, staff awareness through mandatory training, and ongoing validation of controls through independent ISO 27701 audits.

Processes and remediation

In the event of a material incident, a formal response protocol is applied, centered on identification, containment and governance covering:

- Detection, triage, containment and forensic investigation.
- Impact assessment based on data sensitivity, scale and potential harm.
- Cross-functional coordination and ownership.
- Remediation to restore data integrity and minimize downstream effects.
- Timely notification of affected stakeholders and authorities.
- Preventative improvements to avoid recurrence.



Metrics

To assess the effectiveness of our management of material IROs on consumers and end-users, in the absence of formal targets, we utilize a suite of metrics:

- **Incident frequency and severity**: security related events, confirmed incidents, response to those incidents, and response time are monitored continuously by a dedicated Security Operations Center (SOC). The SOC ingests and analyzes live telemetry from the Materialise IT environment, including end user laptops, accounts, servers, and firewalls. By applying heuristics and manual analysis by experts, the SOC ensures that thousands of security events per quarter are analyzed and triaged in a timely fashion. Confirmed security incidents are escalated to the Materialise IT security team for additional follow-up.
- **Internal and external audit outcomes with formal remediation tracking:** all our audit reports are centrally collected and tracked. Identified nonconformities are formally monitored in our CAPA platform to foster a response, and overdue CAPAs are reported on.
- **Training completion and knowledge retention metrics**: all new joiners need to follow mandatory information security awareness training, which outlines the importance of information security and summarizes key policies and controls that are in place. Topics include how to securely handle your Materialise account, laptop, and Materialise information, and what to do in case of a cybersecurity incident. Training completion is monitored and reported in the Corporate Management Review, and in 2025 the completion rate was 97%. In addition, detailed information security policy rules and work instructions are documented in our document management system and linked to individual user roles for whom information security is a prominent aspect of their jobs. Whenever these documents are updated, automatic retraining is triggered and tracked by that document management system. Users must personally sign off that they have read and understood those documents.
- No metrics in this section were validated by an external body other than the assurance provider.

Resources

Oversight is provided by the Data Protection Officer and Chief Information Security Officer, supported by a dedicated IT Security team including cybersecurity engineers and system administrators.

IT & information security

We have an annual corporate information security roadmap that is reviewed and approved by management. The roadmap contains various initiatives to maintain and improve our internal information security maturity and ensure that our products and services uphold the information security standards expected by consumers and end users. We are committed to obtaining relevant information security certifications, such as ISO 27001, which demonstrate that industry-standard risk management approaches are in place to identify material risks and plan actions to address them.

Apart from the contractual agreements that address remedies in the event of material impacts, we have cybersecurity insurance that meets market demands.

S4-5 Targets

We have not defined quantitative reduction targets specific to patient safety, GDPR and data privacy, or IT and information security. Instead, we operate under a comprehensive compliance-driven framework aimed at maintaining risks at the lowest reasonably achievable level, supported by continuous improvement and preventative risk management practices.



IRO Table

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
MED	R	Personal safety of consumers and/or end users: Health and Safety	**Resources for regulatory compliance:** Meeting regulatory safety requirements could increase compliance and operational costs.	ST, MT, LT	OO
MED	PNI	Personal safety of consumers and/or end users: Health and Safety	**Defective products:** Defective products could harm end-users and impact their safety.	ST, MT, LT	VC (DS)
MED	PNI	Information-related impacts for consumers and/or end-users: Privacy	**Confidential patient medical information leaked:** Breach of customer confidentiality could compromise their privacy.	ST, MT, LT	VC (DS)
MED	R	Information-related impacts for consumers and/or end-users: Access to (quality) information	**Incomplete or incorrect information towards patients and doctors about the use of Materialise Medical Devices:** Providing inaccurate product information could incur legal costs and lost sales.	ST, MT, LT	VC (DS)
All BU	R	Information-related impacts for consumers and/or end-users: Privacy	**Information/data security issues:** Weak internal data protection could increase our exposure to legal liabilities and recovery costs.	ST, MT, LT	OO



Bio-compatibility in additive manufacturing

Bio-compatibility refers to the suitability of additively manufactured medical products for safe and effective use within the human body. This entity-specific topic applies to the Medical business unit and focuses on implant design, materials, and manufacturing processes that may improve compatibility with human physiology, particularly in cranio-maxillofacial and orthopedic applications.

Policies

Since this topic is inherent to our business model, we have no formal or stand-alone policies and deem the current integration sufficient.

Actions

We develop personalized porous titanium implants designed to better replicate the mechanical behavior of natural bone and support osseointegration. From an impact perspective, improved bio-compatibility may contribute to better patient outcomes and long-term implant stability. From an opportunity perspective, these capabilities support differentiation and growth in specialized medical markets.

This action is ongoing in 2025 and does not have a defined completion date, as it is integral to our business, and will continue in the future. It applies to the Medical business unit, with the related opportunity and positive impact occurring downstream with our customers.





Targets and Metrics

Progress is monitored through patient reach across the medical business unit. An outcome-oriented and time-bound healthcare- related target has been set focusing on patients directly supported through our medical devices and services. Specific quantitative target values are not disclosed due to their commercial sensitive nature. Progress toward the target is assessed on an ongoing basis through management reviews. Stakeholder perspectives, including those of management and employees, inform our targets.

For the target, the primary metric is the "number of patients touched," defined as the number of patients directly benefiting from our medical devices and services. Progress toward the target is tracked; in 2025 we helped over 70,000 patients directly, and we are currently on track to achieve this target. No specific methodological assumptions or limitations are identified beyond the inherent use of estimates, and the metrics are not validated by an external body other than the assurance provider.

IRO Table

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
MED	O	Bio-compatibility of 3DP	**Business opportunity for porous design:** Porous implant designs could increase sales in specialised healthcare markets.	ST, MT, LT	VC (DS)
MED	API	Bio-compatibility of 3DP	**Porous design of implants:** Use of porous materials in patient devices can improve medical outcomes.	ST, MT, LT	VC (DS)



Digital footprint (and AI-enabled innovation)

Digital footprint refers to the data generated, collected, and used across our software and medical business units. Our digital footprint supports the responsible development and deployment of AI-enabled solutions that enhance product quality, scalability and personalization for consumers and end-users. Actions in this domain primarily create positive impacts for patients and customers, while also supporting business opportunities linked to innovation and growth. This topic applies to our Medical and Software business units.

Policies

Since this topic is inherent to our business model, we have no formal or stand-alone policies and deem the current integration sufficient.

Actions

Materialise Medical aims to expand access to personalized treatment by addressing scalability constraints in surgical planning. A main limitation of personalized care is the manual creation of 3D anatomical models, which is time-intensive and subject to inter-operator variability, limiting the number of patients that can benefit from personalized surgical solutions.

To mitigate this constraint, the Medical business unit is investing in the development of AI models that automate the generation of 3D anatomical models and anatomical measurements used in personalized surgical planning. These AI-enabled solutions increase efficiency and enable personalized treatment pathways to be scaled to a larger patient population.

In parallel, we are progressively aligning our AI models with the requirements of the EU Artificial Intelligence Act to ensure safe, transparent and compliant use of AI technologies. Full compliance is targeted by August 1, 2027.

Our Software business unit is integrating artificial intelligence and machine learning across its software portfolio to enhance output quality, usability, and customer value. These AI-driven enhancements reinforce the competitiveness and scalability of Materialise's software solutions.

The ongoing SaaS and cloud transformation of the Materialise CO-AM platform is an important enabler for the further deployment of AI capabilities, as it provides access to larger, higher-quality datasets. This transformation creates the foundation for scalable AI-enabled functionalities across current and future product roadmaps for production capacity planning and operational optimization. Functionalities are being explored across all three stages of the customer workflow, being pre-production, production, and post-production.

These developments are expected to strongly support commercial growth and are expected to enhance the scalability of the Software business unit.

All actions were ongoing in 2025 and do not have a defined completion date, as they are integral to our business model and day-to-day operations and will continue in the future. The actions apply across the Medical and Software business units, with the related opportunities and positive impacts primarily occurring downstream for our customers.



Targets and Metrics

The primary indicator for positive impact in the medical business unit is the rising number of patients served through personalized treatment solutions, reflecting both improved patient outcomes and the scaling of our medical business opportunity. Two outcome-oriented and time-bound healthcare-related targets have been set: one focusing on patients directly supported through our medical devices and services, and a second focusing on patients indirectly supported through our software solutions. For the software business unit, the primary indicator is linked to the growing adoption of additive manufacturing. We have an outcome-oriented and time-bound target focused on increasing the share of additive manufacturing in the global manufacturing spend. Specific quantitative target values are not disclosed due to their commercially sensitive nature. Progress toward these targets is assessed on an ongoing basis through management reviews. Stakeholder perspectives, including those of management and employees, inform our targets.

For the healthcare-related targets, the primary metric is the "number of patients touched," defined as the number of patients directly or indirectly benefiting from our medical devices, software solutions and services. Progress toward the direct patient target is tracked; in 2025 we helped over 70,000 patients directly, and we are currently on track to achieve this target. Progress toward the indirect patient target has not yet been quantified. For the additive manufacturing adoption target, the primary metric is the "share of additive manufacturing in global manufacturing spend," expressed as a percentage of total manufacturing expenditure, and progress toward this target has not yet been quantified. No specific methodological assumptions or limitations are identified beyond the inherent use of estimates, and the metrics are not validated by an external body other than the assurance provider.

IRO Table

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
SFT	O	Digital footprint	**Business opportunities of more high-quality data meaning better product through machine learning/AI:** More data could improve AI-driven features and competitiveness.	ST, MT, LT	VC (DS)
MED, SFT	API	Digital footprint	**More high-quality data means better product through machine learning/AI:** More data availablility is enabling quality improvements of products.	ST, MT, LT	VC (DS)

G1 – BUSINESS CONDUCT
Corporate culture, policies and business conduct

At Materialise, we are driven by a shared purpose: to create a better and healthier world through the transformative power of 3D printing. Our journey has always been one of innovation, collaboration, and dedication to making meaningful contributions to the industries, communities, and people we serve. As we continue to expand our impact, it is essential that we do so with integrity, responsibility, and respect for the highest standards of ethics and compliance. Those standards include, among others, the OECD Guidelines for Multinational Enterprises on Responsible Business Conduct, the UN Guiding Principles on Business and Human Rights, and the UN Universal Declaration of Human Rights.

Furthermore, Materialise is committed to conducting its business in a manner that respects and promotes human rights and fair working conditions.

In order to identify material impacts, risks and opportunities in relation to business conduct matters, we have considered the full extent of our activities. This means we have not excluded any of the business lines (Medical, Software and Manufacturing), locations (both for our offices and production facilities as well as the countries in which our customers are located), activities, sectors or structure of the transactions.

Materialise is fully committed to foster a corporate culture that is aligned with responsible business conduct in line with high standards. To this end, the company has adopted the following policies, formally approved by the board of directors, that regulate its business conduct. In order to make these documents available to any stakeholder, all policies are publicly available on the company's investors website at **Investor Relations | Materialise NV**.

Corporate Governance Charter

This document outlines the governance principles and practices of the company. It establishes the framework for ethical, transparent, and sustainable management in accordance with Belgian legislation, including the Belgian Companies and Associations Code ("BCCA") and the Belgian Corporate Governance Code 2020.

Insider Trading Policy

This document aims to ensure that any person employed or engaged by the Company within all of the company's operations, including the operations of its subsidiaries, do not abuse, nor place themselves under suspicion of abusing, and maintain the confidentiality of, inside information that they may have or be thought to have. This policy is designed to protect and further Materialise's reputation for integrity and ethical conduct.

Whistleblower Policy

This document outlines the procedure relating to reports or complaints concerning any questionable or unethical accounting matters and ethics matters, in accordance with applicable EU and national Belgian law.

All members of senior management and the board of directors and all employees (independent of their type of employment), but also shareholders, trainees, consultants, facilitators, third persons connected with any of the above who could suffer work-related retaliation (e.g. colleagues or relatives), and those working under the supervision/direction of contractors, sub-contractors and suppliers have a responsibility to guard against and report any questionable or unethical accounting matters, ethics matters or other related actions that can subject the company or its personnel to civil or criminal liability. The whistleblower system is designed to protect employees and other parties who, in good faith disclose a situation that, in their opinion, qualifies as accounting or ethics matters, from retaliation and to ensure that such concerns are thoroughly investigated.



Reports are handled in principle by members of the Legal department's Compliance team, who are trained professional lawyers. The team reports to the led by the Executive Vice President Corporate Affairs who is accountable for the implementation of the policy.

The policy includes how to reach members of the Audit Committee or the compliance officers in the company. The policy also includes a list of external reporting channels in different EU member states. The policy also explains in detail how retaliation protection is organized, in accordance with Belgian law transposing the applicable EU directive.

Code of Conduct & Ethics

This document contains general guidelines for conducting the business consistent with the highest standards of business ethics. Its scope is defined as broadly as possible and does not exclude any business activities, geographies or interactions with specific stakeholders. It is not explicitly applicable to the upstream or downstream value chain. To the extent this code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, the company adheres to these higher standards. It applies to all directors, officers, consultants/private entrepreneurs, contractors and employees. In principle it relates to any material impacts, risks or opportunities identified by the company. As such, the company doesn't outline specific consideration of specific interests of key stakeholders in setting the policy, given its broad applicability and scope.

The Code of Conduct and Ethics includes principles related to antibribery and anti-corruption, in line with applicable legislation. In general, the company has evaluated the risk of corruption and bribery as low, and has not taken specific actions towards specific functions that could be deemed to be more at risk (such as roles in sales management).

It is one of the exclusive powers and responsibilities of the Board of Directors to approve these policies which set out the expectations for the company's leadership and employees in terms of responsible and ethical behavior, and to monitor compliance with these policies. Apart from what is specified above, no specific roles and responsibilities towards individual members of the Board or Executive Committee have been defined with respect to overseeing business conduct.

The above policies were fully updated prior to the company's additional listing on the Euronext Brussels stock exchange in November of 2025. In general, the effectiveness and suitability of the policies is subject of an internal control which is tested at least annually.

The company fosters its company culture, among others, by actively training all new employees in the Insider Trading Policy, Whistleblower Policy and Code of Conduct and Ethics. To this end, all employees are enrolled in a training which includes a video introducing compliance, the aforementioned policies, and other topics related to the corporate culture, such as information security, intellectual property, the corporate mission and vision, a video message from the COO introducing what sustainability means for Materialise, and a guide to sharepoint-stored sustainability information.

All employees and directors have a duty to report any known or suspected violation of the Code of Conduct & Ethics, including violations of the laws, rules, regulations or policies that apply to the Company. Any knowledge or suspicion of a violation must be immediately reported to the immediate supervisor or the Company's Chief Financial Officer or Chief Legal Officer. The Company's Chief Financial Officer or Chief Legal Officer will investigate the concern. If one doesn't feel comfortable reporting the conduct to a supervisor or no satisfactory response is received, the Company's Chief Financial Officer or Chief Legal Officer may be contacted directly. Known or suspected violations may



also be reported on the Compliance Helpline that is available 24 hours a day, seven days a week at **http://www.openboard.info/MTLS/**, by emailing or by calling. The reporting mechanisms are accessible to external stakeholders. These channels also function as the internal reporting channels for whistleblowing under the Whistleblower Policy. Anonymity is allowed in calls to the Compliance Helpline. All reports of known or suspected violations of the law or the code of conduct & ethics are handled sensitively and with discretion. All business conduct incidents, including corruption and bribery, are investigated promptly, independently, and objectively. The company will protect confidentiality to the extent possible, consistent with applicable laws and the Company's need to investigate any concern. The Company protects its own workers who are whistleblowers against retaliation in accordance with the applicable law transposing Directive (EU) 2019/1937 of the European Parliament and of the Council.

During 2025, one (1) report was received by the Compliance Helpline; it didn't contain sufficient information to start an investigation.

Key actions

In 2025, all new employees worldwide were automatically enrolled in training for the corporate policies. At year end, 99.6% of employees joining in the course of the year had completed the training. Specifically with respect to Materialise's additional listing on Euronext Brussels on November 20, the three policies were updated. New employees joining after this date have been trained in the new versions of the policies. For all existing employees, an update training was distributed. As of March 5, 2026, 84% of employees (both in service prior to the listing as well as newcomers) had completed the training.

Scope

Training applies to all workers worldwide.

Generally, in any case of changes to any of the aforementioned policies, the company offers update trainings or retrainings to all affected employees. There are no scheduled periodic retrainings in case there are no modifications.

Furthermore, the company makes a wide range of information available to employees, related to its mission, vision, strategy, values and culture. This leads to a strong and unified messaging that enables all employees to live the values of meaningful innovation, transparent integrity, sustainable quality, result-driven co-creation, and being powered as an organization by passionate people. This fuels a culture of innovation and commitment to sustainability. The company being dynamic and multinational, celebrates diversity and inclusivity, and offers a flexible and supportive workplace where all can grow, thrive, and turn initiatives into impactful realities.

Human Rights

The company has adopted a policy outlining its commitment to the protection of human rights and working conditions. This policy is publicly available at **Materialise Trust Center | Make a Difference** (**Materialise Human Rights and Working Conditions Policy**).



Political influence and lobbying activities

Materialise is active in a broad range of activity domains. Materialise focuses on participating in sector organizations, such as Agoria (the Belgian federation of the technology sector) and MedTech Europe (the trade association grouping manufacturers of medical devices in the EU).

Materialise N.V. reports on an annual basis about its activities related to political influence and lobbying by means of updates published in the EU's transparency register. See **organisation detail – Transparency register – European Union** for further details (REG number 963638343352-63). Materialise's main interests in terms of legislative initiaves are

- Internal market legislation and any other legislation which impacts upon 3D printing, including initiatives on IP (copyright, patents, trade secrets), product liability and market access for medical devices.
- Internal market legislation and any other regulation which impacts the use of 3D printing technology in the aerospace and defense markets.

These activities don't directly serve a purpose of influencing material IROs. Our memberships mainly serve to remain informed of any legislative or regulatory initiatives that might impact the markets and activities in which we are active.

The EVP Corporate Affairs supervises the compliance of the aforementioned activities with applicable laws and regulations.

No members of the company's Board of Directors nor of the Executive Committee, have held a comparable position in public administration (including regulators) in the two years preceding their appointment.

To the knowledge of Materialise, it has not made any financial or in-kind political contributions, neither directly nor indirectly.



IRO Table



BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
All BUs	API	Corporate culture	**Corporate mission to do good:** Our mission for a better and healthier world advances wellbeing internally, with suppliers, and customers.	ST, MT, LT	OO + VC (US+DS)
MED	R	Political engagement	**Underfinancing of healthcare systems leads to cost pressure:** Strained healthcare budgets could reduce customer spending and affect our revenues.	ST, MT, LT	VC (DS)
MED	O	Political engagement	**Increase the share of reimbursed products by political lobbying:** Political advocacy could expand reimbursement coverage, boosting sales.	ST, MT, LT	VC (DS)

Stakeholder collaboration

Stakeholder collaboration is an integral element of our strategy and business model and has been identified through the double materiality assessment as both a source of positive impact and a business opportunity.



Policies

Since this topic is inherent to our business model, we have no formal or stand-alone policies and deem the current integration sufficient.

Actions

Across our Medical, Software, and Manufacturing business units, we engage in strategic and structured collaborations with medical device companies, technology partners, academic institutions, distributors, and selected industry partners. Positive impacts arise from the ability of these collaborations to improve access to personalized healthcare solutions and to support more efficient and resource-optimized manufacturing processes across the value chain. In the Medical business unit, partnerships enable the scaling of patient-specific treatment solutions by combining our expertise in surgical planning and additive manufacturing with partners' clinical reach and distribution capabilities. In the Software and Manufacturing business units, partnerships support interoperability, digital enablement, and broader adoption of additive manufacturing technologies. Business opportunities are created through accelerated innovation, enhanced products and expanded market access.

All actions were ongoing in 2025 and do not have a defined completion date, as they are integral to our business model and day-to-day operations and will continue in the future. The actions apply across all three business units, with the related opportunities and positive impacts occurring across our entire value chain.



Targets and Metrics

Progress is monitored through key performance indicators linked to patient reach in the medical business unit, and market expansion of additive manufacturing. Two outcome-oriented and time-bound healthcare-related targets have been set: one focusing on patients directly supported through our medical devices and services, and a second focusing on patients indirectly supported through our software solutions. We also have an outcome-oriented and time-bound target focused on increasing the share of additive manufacturing in the global manufacturing spend. Specific quantitative target values are not disclosed due to their commercial sensitive nature. Progress toward these targets is assessed on an ongoing basis through management reviews. Stakeholder perspectives, including those of management and employees, inform our targets.

For the healthcare-related targets, the primary metric is the "number of patients touched," defined as the number of patients directly or indirectly benefiting from our medical devices, software solutions and services. Progress toward the direct patient target is tracked; in 2025 we helped over 70,000 patients directly, and we are currently on track to achieve this target. Progress toward the indirect patient target has not yet been quantified. For the additive manufacturing adoption target, the primary metric is the "share of additive manufacturing in global manufacturing spend," expressed as a percentage of total manufacturing expenditure, and progress toward this target has not yet been quantified. No specific methodological assumptions or limitations are identified beyond the inherent use of estimates, and the metrics are not validated by an external body other than the assurance provider.

Together, stakeholder collaboration is a fundamental component of our growth strategy while delivering shared value for customers, partners, and society. This well-considered stakeholder collaboration strategy positions Materialise as a strategic contributor that is integrated into key elements of the value chain supporting long-term value creation.

IRO Table

BU	Type	Sustainability matter & submatter	Name & description	Time horizon	Own operations/value chain
All BUs	PPI	Stakeholder collaboration	**Collaboration to innovate:** Joint innovation can improve processes, outcomes and impacts throughout the value chain.	ST, MT, LT	OO, VC (US+DS)
All BUs	O	Stakeholder collaboration	**Business opportunities of collaboration:** Collaborative ventures across the value chain could deliver shared revenue.	ST, MT, LT	VC (US+DS)

Annex

The below table lists all of the ESRS disclosure requirements in ESRS 2 and the six topical standards which are material and which have guided the preparation of our sustainability statements. We have omitted all the disclosure requirements in the topical standards E2, E4, S2 & S3 as these are below our materiality thresholds. The table below must be considered together with the omissions tables at the end of the topical sections. Last, in the table below we include the reference to datapoints that derive from other EU legislations: SFDR (1), Pillar 3 (2), Benchmark Regulation (3) and EU Climate Law (4).

Standard	Disclosure Requirement	Section / Report	Page	Reference to datapoints from other EU legislations
ESRS 2 – General disclosures	BP-1	General basis for preparation (BP-1 / BP-2)	226	
	BP-2	General basis for preparation (BP-1 / BP-2)	226	
	GOV-1	GOV-1 – Administrative, management and supervisory bodies	227	(1), (3)
	GOV-2	GOV-2/5 – Internal controls and risk management	229	(1), (2), (3) – see disclosure on EU taxonomy
	GOV-3	GOV-3 – Remuneration	230	
	GOV-4	GOV-4 – Due diligence	230	(1)
	GOV-5	GOV-2/5 – Internal controls and risk management	229	(1), (2), (3) – see disclosure on EU taxonomy
	SBM-1	Strategy, business model and value chain (SBM-1 / SBM-2)	230	
	SBM-2	Strategy, business model and value chain (SBM-1 / SBM-2)	230	
	SBM-3	Material impacts, risks and opportunities and resilience (SBM-3)	235	
	IRO-1	ESRS 2 – IRO-1 Double Materiality Assessment	236	
	IRO-2	Annex	309	

At a Glance

1. The Group's business

2. Investor and Shareholder Information

3. Corporate governance

4. Risk factors and Legal information

5. Operating and financial review

6. Financial statements

7. Non-financial information (CSRD)



Standard	Disclosure Requirement	Section / Report	Page	Reference to datapoints from other EU legislations
ESRS E1 – Climate change	ESRS 2, GOV-3	ESRS 2 GOV-3 Integration of sustainability-related performance in incentive schemes	238	
	E1-1	E1-1 Transition plan	238	(2), (3), (4)
	ESRS 2, SBM-3	ESRS 2 SBM-3	243	
	ESRS 2, IRO-1	ESRS 2 IRO-1	240	
	E1-2	E1-2 Policies	244	
	E1-3	E1-3 Actions	245	
	E1-4	E1-4 Targets	247	(1), (2), (3)
	E1-5	E1-5 Energy	248	(1)
	E1-6	E1-6 Gross Scopes 1, 2, 3 and Total GHG Emissions	249	(1), (2), (3)
	E1-7	E1-7 GHG removals and GHG mitigation projects financed through carbon credits	254	(4)
	E1-8	E1-8 Internal carbon pricing	254	
	E1-9	Quick fix – Phase in	N.A.	
ESRS E3 – Water	ESRS 2, IRO-1	Intro E3 section	256	
	E3-1	E3-1 Policies	256	(1), (2), (3), (4)
	E3-2	E3-2 Actions	256	
	E3-3	E3-3 Targets	257	
	E3-4	E3-4 Metrics	257	
	E3-5	Quick fix – Phase in	N.A.	



Standard	Disclosure Requirement	Section / Report	Page	Reference to datapoints from other EU legislations
ESRS E5 – Resource use and circular economy	ESRS 2, IRO-1	ESRS2-IRO1	259	
	E5-1	E5-1 Policies	259	
	E5-2	E5-2 Actions	260	
	E5-3	E5-3 Targets	262	
	E5-4	E5-4 Resource inflows	263	
	E5-5	E5-5 Resource outflows	265	(1)
	E5-6	Quick fix – Phase in	N.A.	
	Entity specific: Empowering the choice for sustainability	Empowering the choice for sustainability	271	
	Entity specific: Product Shipment	Product Shipment	272	



Standard	Disclosure Requirement	Section / Report	Page	Reference to datapoints from other EU legislations
ESRS S1 – Own workforce	ESRS 2, SBM-2	ESRS2 SBM-2	279	
	ESRS 2, SBM-3	ESRS2 SBM-3	279	(1)
	S1-1	Commitment & Policy Objectives	280	(1), (3)
	S1-2	Monitoring	288	
	S1-3	Grievance & Complaint Channels	284	(1)
	S1-4	Actions to prevent, mitigate and remediate impacts on the own workforce	289	
	S1-5	Targets	290	
	S1-6	Workforce Metrics	281	
	S1-7	Quick fix – Phase in	N.A.	
	S1-8	Collective bargaining and social dialogue	287	
	S1-9	Workforce Metrics	281	
	S1-10	Adequate wages	287	
	S1-11	Quick fix – Phase in	N.A.	
	S1-12	Quick fix – Phase in	N.A.	
	S1-13	Policy implementation, training, awareness & accessibility, Career Development, Skills Training & Upskilling	280, 285	
	S1-14	Health, Safety & Well-being	283	(1), (3)
	S1-15	Quick fix – Phase in	N.A.	
	S1-16	Pay Gap and Remuneration Metrics	287	(1), (3)
	S1-17	Grievance & Complaint Channels	284	(1), (3)



Standard	Disclosure Requirement	Section / Report	Page	Reference to datapoints from other EU legislations
ESRS S4 – Consumers and end-users	ESRS 2, SBM-2	Intro S4 section	293	
	ESRS 2, SBM-3	Intro S4 section	293	
	S4-1	S4-1 Policies related to consumers and end-users	293	(1), (3)
	S4-2	S4-2 and S4-3 Engagement with consumers and end-users	294	
	S4-3	S4-2 and S4-3 Engagement with consumers and end-users	294	
	S4-4	S4-4 Actions, measures and metrics	294	(1)
	S4-5	S4-5 Targets	296	
	Entity specific: Bio-compatibility in additive manufacturing	Bio-compatibility in additive manufacturing	298	
	Entity specific: Digital footprint	Digital footprint	301	
ESRS G1 – Business conduct	ESRS 2, GOV-1	Corporate culture, policies and business conduct	302	
	ESRS 2, IRO-1	Corporate culture, policies and business conduct	302	
	G1-1	Corporate culture, policies and business conduct	302	(1)
	G1-2	Not material	N.A.	
	G1-3	Not material	N.A.	
	G1-4	Not material	N.A.	
	G1-5	Political influence and lobbying activities	305	
	G1-6	Not material	N.A.	
	Entity specific: Stakeholder collaboration	Stakeholder collaboration	307	

STATUTORY AUDITOR'S LIMITED ASSURANCE REPORT ON THE CONSOLIDATED SUSTAINABILITY INFORMATION OF MATERIALISE NV
Free translation of limited assurance report originally prepared in Dutch

To the general meeting

In the context of the legal limited assurance engagement on the consolidated sustainability information of Materialise NV ("the Company") and its subsidiaries (jointly "the Group"), we provide you with our report on this engagement.

We were appointed by the general meeting of November 14, 2025, in accordance with the proposal of the board of directors on the recommendation of the audit committee of the Company to perform a limited assurance engagement on the consolidated sustainability information of the Group included in the section 'Non-financial information (CSRD)' of the Materialise Annual Report 2025 as of December 31, 2025 and for the year ended on this date (the "sustainability information").

Our mandate will expire on the date of the general meeting deliberating on the annual accounts for the year ended December 31, 2025. This is the first year that we have performed the assurance engagement on the sustainability information of the Group.

Limited assurance conclusion
We have performed a limited assurance engagement on the sustainability information of the Group.

Based on the procedures performed and assurance evidence obtained, nothing has come to our attention to cause us to believe that the sustainability information of the Group is, in all material respects:

- not prepared in accordance with the requirements of article 3:32/2 of the Companies' and Associations' Code, including compliance with the applicable European standards for sustainability information (European Sustainability Reporting Standards (ESRS));
- not in compliance with the process carried out by the Group to identify the sustainability information ("the Process") in accordance with the European Standards as disclosed in section 'ESRS 2 – IRO-1 Double Materiality Assessment' of the sustainability information; and
- not in compliance with article 8 of EU Regulation 2020/852 (the "Taxonomy Regulation") regarding the publication of the disclosure included in the section 'Taxonomy' of the Materialise Annual report 2025.

Basis for conclusion
We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board (IAASB), as adopted in Belgium.

Our responsibilities under this standard are further described in the "Responsibilities of the statutory auditor for the limited assurance engagement on the sustainability information" section of our report.

We have complied with the ethical requirements that are relevant to our assurance engagement on the sustainability information in Belgium, including the independence requirements.

Our firm applies International Standard on Quality Management (ISQM) 1. This standard requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.



314

We have obtained from the board of directors and the Company's officials the explanations and information necessary for our limited assurance engagement.

We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Other matter

The scope of our procedures is limited to our limited assurance engagement on the sustainability information of the Group. Our limited assurance engagement does not extend to information relating to the comparative figures

Board of directors' responsibilities for the preparation of the sustainability information

The board of directors of the Company is responsible for designing and implementing the Process and for disclosing this Process section 'ESRS 2 – IRO-1 Double Materiality Assessment' of the sustainability information. This responsibility includes:

- understanding the context in which the Group's activities and business relationships take place and developing an understanding of its affected stakeholders;
- identifying the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the Group's financial position, financial performance, cash flows, access to finance or cost of capital over the short-, medium-, or long-term;
- assessing the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and
- making assumptions and estimates that are reasonable in the circumstances.

The board of directors of the Company is further responsible for the preparation of the sustainability information, which includes the information determined by the Process:

- in accordance with the requirements of article 3:32/2 of the Companies' and Associations' Code, including compliance with the applicable ESRS;
- in compliance with the requirements of Article 8 of the Taxonomy Regulation regarding the publication of the information included in the section 'Taxonomy' of the Materialise Annual report 2025.

This responsibility entails:

- designing, implementing and maintaining such internal controls that the board of directors determines are necessary to enable the preparation of the sustainability information such that it is free from material misstatement, whether due to fraud or error; and
- selecting and applying appropriate sustainability reporting methods and making assumptions and estimates that are reasonable in the circumstances.

The audit committee is responsible for overseeing the Company's sustainability information.

Inherent limitations in preparing the sustainability information

In reporting forward-looking information in accordance with ESRS, the board of directors of the Company is required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Group. The actual outcome is likely to be different since anticipated events frequently do not occur as expected and the deviations may be material.



Responsibilities of the statutory auditor for the limited assurance engagement on the sustainability information

It is our responsibility to plan and perform the assurance engagement to obtain limited assurance about whether the sustainability information is free from material misstatement, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the sustainability information as a whole.

As part of a limited assurance engagement in accordance with ISAE 3000 (Revised), as adopted in Belgium, we exercise professional judgment and maintain professional skepticism throughout the engagement. The work carried out in an engagement with a view to obtaining a limited degree of assurance, for which we refer to the section "Summary of the work performed", are less in extent than for a reasonable assurance engagement. We therefore do not express a reasonable assurance conclusion.

As the forward-looking information contained in the sustainability information and the assumptions on which it is based, relate to the future, it may be affected by events that may occur and/or by possible actions of the Group. The actual outcome is likely to differ from the assumptions, as the anticipated events will frequently not occur as expected and the deviations may be material. Our conclusion is therefore not a guarantee that the actual outcomes reported will be consistent with those included in the forward-looking information included in the sustainability information.

Our responsibilities in relation to the Process for reporting the sustainability information, include:

- obtaining an understanding of the Process but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process; and
- designing and performing procedures to evaluate whether the Process is consistent with the Group's description of its Process, as disclosed in section 'ESRS 2 – IRO-1 Double Materiality Assessment' of the sustainability information.

Our other responsibilities in respect of the sustainability information include:

- obtaining an understanding of the Group's control environment, relevant processes and information systems to the preparation of the sustainability information but not evaluating the design of particular control activities, obtaining evidence about their implementation or testing their operating effectiveness;
- identifying areas in the sustainability information where material misstatements are likely to arise, whether due to fraud or error; and
- designing and performing procedures focused on disclosures in the sustainability information where material misstatements are likely to arise. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Summary of the work performed

A limited assurance engagement involves performing procedures to obtain assurance evidence about the sustainability information. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.



The nature, timing and extent of our procedures depend on our professional judgment, including the identification of disclosures where material misstatements are likely to arise, whether due to fraud or error, in the sustainability information.

In conducting our limited assurance engagement, with respect to the Process, we have:

- obtained an understanding of the Process by:
  - performing inquiries to understand the sources of the information used by management (e.g., stakeholder engagement and strategy documents); and
  - reviewing the Group's internal documentation of its Process; and
- evaluated whether the assurance evidence obtained from our procedures about the Process implemented by the Group was consistent with the description of the Process set out in section 'ESRS 2 – IRO-1 Double Materiality Assessment' of the sustainability information.

In conducting our limited assurance engagement with respect to the sustainability information, we have amongst others:

- obtained an understanding of the Group's reporting processes relevant to the preparation of its sustainability information by:
  - through the performance of inquiries, obtaining an understanding of the Group's control environment, relevant processes and information systems for the preparation of the sustainability information;
- evaluated whether material information identified by the Process is included in the sustainability information;
- evaluated whether the structure and the presentation of the sustainability information is in accordance with the ESRS;
- performed inquiries of relevant personnel and analytical procedures on selected disclosures in the sustainability information;

- performed substantive assurance procedures based on a sample basis on selected disclosures in the sustainability information;
- obtained assurance evidence on the methods for developing material estimates and forward-looking information as further described in the "Responsibilities of the Statutory auditor for the limited assurance engagement on the sustainability information" section of our report;
- obtained an understanding of the process to identify taxonomy-eligible and taxonomy-aligned economic activities and the corresponding disclosures in the sustainability information.

Information about the independence

Our audit firm and our network have not performed any engagement which is incompatible with the limited assurance engagement and our audit firm remained independent of the Group during the term of our mandate.

Zaventem, April 22, 2026
KPMG Bedrijfsrevisoren – Réviseurs d'Entreprises
Statutory Auditor

Tim Vermeiren
Bedrijfsrevisor/ Réviseur d'Entreprises

Steven Mulkens
Bedrijfsrevisor/ Réviseur d'Entreprises





Materialise NV

Technologielaan 15

3001 Leuven

Belgium

materialise.com